MIDCAP FINANCIAL
INVESTMENT CORPORATION

2022 ANNUAL REPORT

MIDCAP FINANCIAL
INVESTMENT CORPORATION

May 2023

Dear Shareholders,

We would like to begin by saying thank you for your interest in MidCap Financial Investment Corporation ("MFIC", "the Company", "our" or "we").[1] We are pleased to present you with the 2022 Annual Report for MFIC.[2]

In 2022, MFIC made a few transformative changes reinforcing its position as a pure play senior secured middle market listed business development company ("BDC") providing public access to institutional-quality private credit with an industry-leading fee structure.

Rebranded to MidCap Financial Investment Corporation

In August 2022, the Company was rebranded from Apollo Investment Corporation (NASDAQ: AINV) to MidCap Financial Investment Corporation (NASDAQ: MFIC) reflecting the Company's strategy of primarily investing in loans sourced by MidCap Financial[3], a leading middle market lender. MidCap Financial is the primary middle market lending platform for Apollo Global Management Inc. ("Apollo") which manages both MFIC and MidCap Financial.[4] In conjunction with the rebranding, the Company's common stock ticker changed from "AINV" to "MFIC". [5]

MidCap Financial Investment Corporation Primarily Invests in Loans Sourced by MidCap Financial

Founded in 2008, MidCap Financial is a privately held leading middle market-focused specialty finance firm that provides senior debt solutions to companies across all industries through first lien secured loans and asset-based loans. MidCap Financial has one of the largest direct lending teams in the United States with almost 200 investment professionals.

We believe the scale of MidCap Financial, combined with other Apollo-managed capital, makes MFIC part of one of the largest market participants in U.S. middle market lending. In 2022,

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[1] On August 1, 2022, the Company changed its name from "Apollo Investment Corporation" to "MidCap Financial Investment Corporation".

[2] All references to 2022 or year refer to the calendar year ended December 31, 2022, unless otherwise specified.

[3] MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo, pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Company or to the Company's Investment Adviser. MidCap Financial is not obligated to take into account the Company's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform.

[4] MFIC is managed by Apollo Investment Management, L.P. (the "Investment Adviser"), an affiliate of Apollo. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo.

[5] The Company's common stock began to trade under the ticker "MFIC" on the NASDAQ Global Stock Market on August 12, 2022. Prior to August 12, 2022, the Company's common stock traded on the NASDAQ Global Select Market under the ticker "AINV".

MidCap Financial sourced over $16 billion of commitments. MidCap Financial has successfully managed through multiple economic cycles and has what we consider to be an exceptionally strong track record. MidCap Financial's years of experience, strong balance sheet, and flexibility make it the lender of choice for companies across all stages of growth and complexity.

MFIC is very fortunate to be in a unique position to have access to loans sourced by MidCap Financial, given the strategic relationship between MidCap Financial and Apollo. We believe MFIC's ability to invest in loans sourced by MidCap Financial is one of MFIC's most significant competitive advantages, providing us with a wide origination funnel which allows for investment selectivity.

In addition to the benefits that MFIC derives from MidCap Financial, MFIC greatly benefits from its affiliation with Apollo, a high-growth global alternative asset manager with approximately $548 billion of assets under management[6] as of December 31, 2022. Being part of Apollo's platform provides MFIC with significant scale and differentiated access to information.

New Industry-Leading Fee Structure [7]

To support MFIC's investment strategy, MFIC's Board of Directors (the "Board") and its Investment Adviser[8] established what we consider to be the industry-leading fee structure, among listed BDCs, with substantial and permanent reductions to both management and incentive fees. Historically, MidCap Financial, and Apollo as its manager, predominantly sourced assets for institutional investors. The new fee structure significantly reduced MFIC's cost of capital and expanded the universe of loans sourced by MidCap Financial that are suitable for MFIC and that otherwise would have gone to institutional investors.

MFIC's base management fee was permanently reduced to 1.75% on net assets (i.e. equity), which we believe to be the lowest effective rate among listed BDCs and represents a fee reduction of approximately 50%. In addition, the base management fee is now calculated on net assets (i.e. equity) instead of gross assets, which we believe provides greater alignment and focus on net asset value. The incentive fee on income was also permanently reduced from 20% to 17.5%.

Senior Leadership Promotions

In August 2022, the Company announced several senior management promotions and Board changes. I (Howard T. Widra) was named Executive Chairman of the Board having previously served as the Company's Chief Executive Officer from May 2018 to August 2022 and as President from June 2016 to May 2018. I (Tanner Powell) was promoted to Chief Executive Officer of the Company having served as President of the Company from May 2018 to August 2022 and as Chief Investment Officer for the Company's Investment Adviser from June 2016 to August 2022. Ted McNulty, who has been key member of Apollo's Direct Origination business since he joined Apollo in 2014, was promoted to President of the Company and Chief Investment Officer for our Investment Adviser. Kristin Hester, who has been a senior member of our legal team since 2015

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[6] See definition of Asset Under Manager at the end of this letter.
[7] The new fee structure became effective beginning January 1, 2023. Prior to this reduction, the base management fee was 1.5% on gross assets financed using leverage up to 1.0x debt-to-equity and 1.0% on gross assets financed using leverage over 1.0x debt-to equity. For the comparisons presented, a debt-to-equity of 1.40x is assumed.
[8] MidCap Financial Investment Corporation's ("MFIC") investment adviser is Apollo Investment Management, L.P. (the "Investment Adviser"), an affiliate of Apollo.

and has served as the General Counsel of the Company since May 2020, was promoted to Chief Legal Officer and Secretary of the Company.   These promotions recognize the valuable contributions made by these members of our team over the years.

A Review of MFIC's Investment Activity, Portfolio, and Financial Results

The market backdrop changed significantly in 2022 due to several factors including a rapid increase in inflation, a sudden tightening of monetary policy, ongoing supply chain disruptions, and heightened geopolitical tensions – all of which contributed to significant volatility in the capital markets. As we have stated in prior communications, we believe that MFIC's corporate lending portfolio is constructed to perform across market environments. Our approach to credit underwriting, asset selection, and portfolio construction contemplates the potential for economic weakness. This approach has resulted in what we believe to be a high quality well-diversified portfolio which proved to be relatively resilient from the economic challenges created by the coronavirus pandemic, and which we believe is equally well-positioned for the current operating environment.

During 2022, MFIC continued to focus on its core strategy of investing in senior secured loans to middle market companies which represented 87% of the total portfolio at the end of December 2022.   In last year's letter, we discussed our plan to reduce our investment in Merx Aviation, our aircraft leasing portfolio company. Despite a challenging period in the capital markets, we are pleased to report that we made significant progress in this regard. Merx was able to monetize some of its aircraft exposure and MFIC was able to reduce its exposure in Merx to approximately 8%[9] of the total portfolio, at fair value, compared to 12% at the end of 2021. We remain focused on continuing to reduce our aircraft leasing exposure. Given the many challenges facing companies today, including elevated inflation and the significant and rapid increase in interest rates, we have been focused on monitoring and communicating with our portfolio companies and sponsors. MFIC benefits from MidCap Financial's large, dedicated portfolio management team of nearly 60 investment professionals who help identify and address issues early.

During 2022[10], MFIC made $405 million in new investment commitments to 46 different borrowers for an average new commitment of $8.8 million. Consistent with our investment strategy, all new debt commitments were first lien floating rate loans. Also, during the year, the Company exited approximately $610 million of investment commitments. Gross fundings in 2022 of $720 million were offset by sales and repayments of $861 million resulting in net repayments of $141 million. We ended 2022 with a $2.40 billion investment portfolio, at fair value, invested across 135 borrowers in 26 different industries.

Financial results in 2022 benefitted from the positive impact of rising base rates on our floating rate assets. For the twelve months ended December 31, 2022, total investment income was $230.4 million, net investment income was $101.0 million, and net investment income per share was $1.57.   Net asset value was negatively impacted by the depreciation of certain investments outside of our first lien corporate lending strategy. Net asset value per share was $15.10 as of December 31, 2022.

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[9] Includes the impact of a $62 million paydown from Merx to MFIC in January 2023.
[10] Calendar year.

The Board increased MFIC's base dividend three times in 2022 and declared two special dividends primarily due to the benefit of rising base rates on our portfolio. Distributions declared during the twelve months ended December 31, 2022, totaled $1.41 per share. The total stock return to our stockholders for 2022 was 0.3%, outperforming most other BDCs as well as the broader equity markets. For reference, the S&P 500 generated a total return of (18.1%), the Dow Jones Industrial Average generated a total return of (6.9%), and the NASDAQ Composite Index generated a total return of (32.5%).[11]

We ended the year with a solid balance sheet and liquidity position. We were pleased that Kroll Bond Rating Agency re-affirmed our investment grade credit rating in July 2022. In August 2022, MidCap Financial made a $30 million aligning primary equity investment in MFIC at net asset value, at a premium to the market price, and now owns 3.0% of MFIC's common stock. We believe MidCap Financial's investment in MFIC serves to validate MFIC's senior secured investment strategy and creates a strong alignment of interests between MidCap Financial and MFIC. Post year end, in April 2023, MFIC extended the maturity of its senior secured revolving credit facility (the "Facility") by over two years.[12] We believe the continued support of our large and diverse bank group demonstrates their confidence in our platform and strategy.

Looking Ahead

The direct lending market continues to be an increasingly important source of capital for middle market companies. We believe that ongoing volatility in the public markets will create increased demand for private credit solutions which we think could result in more attractive investment opportunities for direct lenders, like MidCap Financial and MFIC. Due to recent challenges in the banking industry, we think there could be a meaningful pull back in lending from the banking industry which could accelerate the growth of the direct lending market. In addition, we believe that a more challenging economic environment will demonstrate the quality of MFIC's investment portfolio and the merits of our senior secured investment strategy.

As we look forward to 2023 and beyond, although the environment ahead may continue to exhibit further volatility, we believe that our private credit platform will continue to provide attractive investment opportunities for MFIC, and we are confident that we have put MFIC on the right path to generate stable and attractive returns for our shareholders. We believe that corporate lending portfolio is defensively positioned to weather potential economic weakness, and we have an experienced leadership team that has managed through multiple economic cycles.

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[11] Total shareholder return is total amount returned to stockholders expressed as a percentage including the change in the stock price plus distributions received assuming distributions are reinvested in the Company's stock. From December 31, 2021 through December 31, 2022. Source: Bloomberg.
[12] Lender commitments under the Facility will remain $1.705 billion until December 22, 2024 and will decrease to $1.550 billion thereafter.

In closing, we thank you for investment in MidCap Financial Investment Corporation.

Sincerely,

Howard T. Widra   Tanner Powell

Executive Chairman   *Chief Executive Officer*

Assets Under Management

"Assets Under Management", or "AUM", refers to the assets of the funds, partnerships and accounts to which Apollo provides investment management, advisory, or certain other investment-related services, including, without limitation, capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. AUM equals the sum of:

1. The net asset value ("NAV"), plus used or available leverage and/or capital commitments, or gross assets plus capital commitments, of the yield and certain hybrid funds, partnerships and accounts for which we provide investment management or advisory services, other than certain collateralized loan obligations ("CLOs"), collateralized debt obligations ("CDOs"), and certain perpetual capital vehicles, which have a fee-generating basis other than the mark-to-market value of the underlying assets; for certain perpetual capital vehicles in yield, gross asset value plus available financing capacity;

2. The fair value of the investments of equity and certain hybrid funds, partnerships and accounts Apollo manages or advise, plus the capital that such funds, partnerships and accounts are entitled to call from investors pursuant to capital commitments, plus portfolio level financings;

3. The gross asset value associated with the reinsurance investments of the portfolio company assets Apollo manages or advises; and

4. The fair value of any other assets that Apollo manages or advises for the funds, partnerships and accounts to which Apollo provides investment management, advisory, or certain other investment-related services, plus unused credit facilities, including capital commitments to such funds, partnerships and accounts for investments that may require pre-qualification or other conditions before investment plus any other capital commitments to such funds, partnerships and accounts available for investment that are not otherwise included in the clauses above.

Apollo's AUM measure includes Assets Under Management for which Apollo charges either nominal or zero fees. Apollo's AUM measure also includes assets for which Apollo does not have investment discretion, including certain assets for which Apollo earns only investment-related service fees, rather than management or advisory fees. Apollo's definition of AUM is not based on any definition of Assets Under Management contained in its governing documents or in any management agreements of the funds Apollo manages. Apollo considers multiple factors for determining what should be included in its definition of AUM. Such factors include but are not limited to (1) Apollo's ability to influence the investment decisions for existing and available assets; (2) Apollo's ability to generate income from the underlying assets in funds it manages; and (3) the AUM measures that Apollo uses internally or believe are used by other investment managers. Given the differences in the investment strategies and structures among other alternative investment managers, Apollo's calculation of AUM may differ from the calculations employed by other investment managers and, as a result, this measure may not be directly comparable to similar measures presented by other investment managers. Apollo's calculation also differs from the manner in which its affiliates registered with the SEC report "Regulatory Assets Under Management" on Form ADV Part I and Form PF in various ways. Apollo uses AUM, Gross capital deployed and Dry powder as performance measurements of its investment activities, as well as to monitor fund size in relation to professional resource and infrastructure needs.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including, but not limited to, statements as to our future operating results; our business prospects and the prospects of our portfolio companies; the impact of investments that we expect to make; our contractual arrangements and relationships with third parties; the dependence of our future success on the general economy and its impact on the industries in which we invest; the ability of our portfolio companies to achieve their objectives; our expected financings and investments; the adequacy of our cash resources and working capital; and the timing of cash flows, if any, from the operations of our portfolio companies.

We may use words such as "anticipates," "believes," "expects," "intends," "will," "should," "may" and similar expressions to identify forward-looking statements. Such statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations. Statements regarding the following subjects, among others, may be forward-looking: macro- and micro-economic impact of the COVID-19 pandemic; the severity and duration of the COVID-19 pandemic; actions taken by governmental authorities to contain the COVID-19 pandemic or treat its impact; the impact of the COVID-19 pandemic on our financial condition, results of operations, liquidity and capital resources; the return on equity; the yield on investments; the ability to borrow to finance assets; new strategic initiatives; the ability to reposition the investment portfolio; the market outlook; future investment activity; and risks associated with changes in business conditions and the general economy. Undue reliance should not be placed on such forward-looking statements as such statements speak only as of the date on which they are made. We do not undertake to update our forward-looking statements unless required by law.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☐ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended _____

OR

☒ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from April 1, 2022 to December 31, 2022

Commission File Number: 814-00646

MIDCAP FINANCIAL INVESTMENT CORPORATION
(Exact name of Registrant as specified in its charter)

Maryland	**52-2439556**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9 West 57th Street	
37th Floor	
New York, New York	**10019**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 515-3450

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	MFIC	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Yes ☐ No ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the Registrant as of June 30, 2022 was $0.68 billion (based on the closing sale price of the Registrant's Common Stock on that date as reported on the NASDAQ Global Select Market). For the purposes of calculating this amount only, all executive officers and Directors are "affiliates" of the Registrant.

As of February 17, 2023, there were 65,451,359 shares of the Registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on July 10, 2023 are incorporated by reference in Part III of this Transition Report on Form 10-KT.

MIDCAP FINANCIAL INVESTMENT CORPORATION

Table of Contents

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**Risk Factor Summary**

The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in the section titled "Item 1A. Risk Factors" in this report.

Risk Relating to the Current Environment

- Capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets in the United States and abroad, which may have a negative impact on our business and operations.

- We are exposed to risks associated with changes in interest rates, including the current rising interest rate environment.

- Inflation has adversely affected and may continue to adversely affect the business, results of operations and financial condition of our portfolio companies.

- The war in Ukraine and Russia may continue to have a material adverse impact on us and our portfolio companies.

- Price declines and illiquidity in the corporate debt markets have adversely affected, and may in the future adversely affect, the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.

- Uncertainty with respect to the financial stability of the United States and several countries in the EU could have a significant adverse effect on our business, financial condition, and results of operations.

- The interest rates of some of our floating-rate loans to our portfolio companies may be priced using a spread over LIBOR, which is being phased out.

- Changes in existing laws or regulations, the interpretations thereof or newly enacted laws or regulations may negatively impact our business.

- The continued uncertainty relating to the U.S. and global economy could have a negative impact on our business.

- Changes to U.S. federal income tax laws could materially and adversely affect us and our stockholders.

- Disruptions to the global supply chain may have adverse impact on our portfolio companies and, in turn, harm us.

- Certain of our portfolio companies' businesses could be adversely affected by the effects of health pandemics or epidemics, including the ongoing COVID-19 pandemic, which has had, and may continue to have, a negative impact on our and our portfolio companies' businesses and operations.

Risks Relating to our Business and Structure

- We may suffer credit losses.

- We are dependent upon Apollo Investment Management's key personnel for our future success and upon their access to AGM's investment professionals and partners.

- Our financial condition and results of operations depend on our ability to manage future growth effectively.

- We operate in a highly competitive market for investment opportunities.

- Any failure on our part to maintain our status as a BDC would reduce our operating flexibility.

- We will be subject to corporate-level income tax if we are unable to maintain our status as a RIC.

- We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

- Regulations governing our operation as a BDC affect our ability to raise, and the way in which we raise, additional capital.

- Our business requires a substantial amount of capital to grow because we must distribute most of our income.

- Many of our portfolio investments are recorded at fair value as determined in good faith by the Investment Advisor and under the direction of our Board of Directors and, as a result, there is uncertainty as to the value of our portfolio investments.

- The lack of liquidity in our investments may adversely affect our business.

- We may experience fluctuations in our periodic results.

- Our ability to enter into transactions with our affiliates is restricted.

- There are significant potential conflicts of interest which could adversely affect our investment returns.

- Changes in the laws or regulations governing our business or the businesses of our portfolio companies and any failure by us or our portfolio companies to comply with these laws or regulations, could negatively affect the profitability of our operations or of our portfolio companies.

- We may choose to pay dividends in our own common stock, in which case you may be required to pay federal income taxes in excess of the cash dividends you receive.

- If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

- The failure in cyber security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning could impair our ability to conduct business effectively.

- We and our portfolio companies may experience cyber security incidents and are subject to cyber security risks.

- We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends.

- The effect of global climate change may impact the operations of our portfolio companies.

Risks Relating to our Investments

- Our investments in portfolio companies are risky, and we could lose all or part of our investment.

- Economic recessions or downturns could impair our portfolio companies and harm our operating results.

- Our portfolio companies may be highly leveraged and a covenant breach by our portfolio companies may harm our operating results.

- There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to, among other things, lender liability or fraudulent conveyance claims.

- If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy.

- Our portfolio contains a limited number of portfolio companies, which subjects us to a greater risk of significant loss if any of these companies defaults on its obligations under any of its debt securities.

- An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies, a dependence on the talents and efforts of only a few key portfolio company personnel and a greater vulnerability to economic downturns.

- Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

- Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

- Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited.

Risks Relating to our Debt Instruments

- The trading market or market value of our debt securities may fluctuate.

- Terms relating to redemption may materially adversely affect your return on any debt securities that we may issue.

- Our credit ratings may not reflect all risks of an investment in our debt securities.

- Uncertainty related to alternative reference rates due to the phase out of London Interbank Offered Rates ("LIBOR")

Risks Relating to an Investment in our Common Stock

- Investing in our securities involves a high degree of risk and is highly speculative.

- There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time and that investors in our debt securities may not receive all of the interest income to which they are entitled.

- We may be unable to invest the net proceeds raised from offerings on acceptable terms, which would harm our financial condition and operating results.

- Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

- Stockholders may experience dilution in their ownership percentage.

PART I

Item 1. Business

In this report, the terms the "Company", "MidCap Investment", "MFIC", "we", "us", and "our" refer to MidCap Financial Investment Corporation unless the context specifically states otherwise.

General

MidCap Financial Investment Corporation, a Maryland corporation organized on February 2, 2004, is a closed-end, externally managed, non-diversified management investment company that has elected to be treated as a business development company ("BDC") under the Investment Company Act of 1940 (the "1940 Act"). In addition, for tax purposes we have elected to be treated as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). We commenced operations on April 8, 2004 upon completion of our initial public offering that raised $870 million in net proceeds from selling 62 million shares of common stock at a price of $15.00 per share (20.7 million shares at a price of $45.00 per share adjusted for the one-for-three reverse stock split). Since then, and through December 31, 2022, we have raised approximately $2.24 billion in net proceeds from additional offerings of common stock and we have repurchased common stock for $245.8 million.

On August 1, 2022, the Company changed its name from "Apollo Investment Corporation" to "MidCap Financial Investment Corporation". Our common stock began to trade under the ticker "MFIC" on the NASDAQ Global Stock Market on August 12, 2022. Prior to August 12, 2022, the Company's common stock traded on the NASDAQ Global Select Market under the ticker "AINV".

On November 3, 2022, the Company's Board changed the Company's fiscal year end from March 31 to December 31, effective December 31, 2022. This Transition Report on Form 10-KT covers the nine-month transition period ended December 31, 2022 reflects our financial results for the nine-month period from April 1, 2022 through December 31, 2022 (the "Transition Period"). Prior to this Transition Report, our two most recent Annual Reports on Form 10-K cover the fiscal years ended March 31, 2022 and March 31, 2021, respectively, and reflect financial results for the respective twelve-month periods from April 1 to March 31. Unless otherwise noted, all references to "fiscal years" in this Transition Report refer to the twelve-month fiscal years that, prior to the Transition Period ended December 31, 2022, ended on March 31.

Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. We invest primarily in directly originated and privately negotiated first lien senior secured loans to privately held U.S. middle-market companies, which we generally define as companies with less than $75 million in EBITDA, as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. To a lesser extent, we may invest in other types of securities including, first lien unitranche, second lien senior secured, unsecured, subordinated, and mezzanine loans, and equities in both private and public middle market companies.

Our portfolio is comprised primarily of investments in debt, including secured and unsecured debt of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $300 million. Our portfolio may also include equity interests such as common stock, preferred stock, warrants or options. Most of the debt instruments we invest in are unrated or rated below investment grade, which is often an indication of size, credit worthiness and speculative nature relative to the capacity of the borrower to pay interest and principal. Generally, if the Company's unrated investments were rated, they would be rated below investment grade. These securities, which are often referred to as "junk" or "high yield," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and are illiquid.

During the nine months ended December 31, 2022, we invested $0.5 billion across 12 new and 78 existing portfolio companies primarily through a combination of primary and secondary debt investments. This compares to $0.9 billion across 27 new and 79 existing portfolio companies during the nine months ended December 31, 2021. Investments sold or repaid during the nine months ended December 31, 2022 totaled $0.6 billion versus $0.8 billion during the nine months ended December 31, 2021. The weighted average yields on our secured debt portfolio, unsecured debt portfolio, total debt portfolio and total portfolio as of December 31, 2022 at our current cost basis were 10.9%, 10.0%, 10.9% and 9.3%, respectively. As of March 31, 2022, the yields were 8.1%, 0.0%, 8.1% and 7.1%, respectively. The portfolio yields may be higher than an investor's yield on an investment in us due to sales load and other expenses. For the nine months ended December 31, 2022 and 2021, the total return based on the change in market price per share and taking into account dividends and distributions, if any, reinvested in accordance with the dividend reinvestment plan was -5.4% and 1.0%, respectively. Such returns do not reflect any sales load that stockholders may have paid in connection with their purchase of shares of our common stock.

As of December 31, 2022, our portfolio consisted of 135 portfolio companies and was invested 92% in secured debt, 0% in unsecured debt, 0% in structured products and other, 2% in preferred equity, and 6% in common equity/interests and warrants measured at fair value. As of March 31, 2022, our portfolio consisted of 139 portfolio companies and was invested 94% in secured debt, 0% in unsecured debt, 0% in structured products and other, 1% in preferred equity, and 5% in common equity/interests and warrants measured at fair value.

Since the initial public offering of the Company in April 2004 and through December 31, 2022, invested capital totaled $23.5 billion in 597 portfolio companies. Over the same period, the Company completed transactions with more than 100 different financial sponsors.

As of December 31, 2022, 100% of the corporate lending portfolio is floating rate debt, measured at fair value. On a cost basis, 100% is floating rate debt. As of March 31, 2022, 99% of the corporate lending portfolio was floating rate debt and 1% was fixed rate debt, measured at fair value. On a cost basis, 99% was floating rate debt and 1% was fixed rate debt. The interest rate type information is calculated using the Company's corporate debt portfolio and excludes aviation, oil and gas, structured credit, renewables, shipping, commodities and investments on non-accrual status.

Apollo Investment Management, L.P.

Apollo Investment Management, L.P. (the "Investment Adviser" or "AIM") is our investment adviser and an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries ("AGM"). The Investment Adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of, and provides investment advisory services to the Company. AGM and other affiliates manage other funds that may have investment mandates that are similar, in whole or in part, with ours. AIM and its affiliates may determine that an investment is appropriate both for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. Certain types of negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the Securities and Exchange Commission ("SEC") permitting us to do so.

AIM is led by Howard Widra, Tanner Powell, Ted McNulty and Patrick Ryan. Potential investment and disposition opportunities are generally approved by one or more committees composed of personnel across AGM, including Messrs. Widra, Powell, McNulty and Ryan, by all or a majority of Messrs. Widra, Powell, McNulty or Ryan depending on the underlying investment type and/or the amount of such investment. The composition of such committees and the overall approval process for the Company's investments may change from time to time. AIM draws upon AGM's 30 year history and benefits from the broader firm's significant capital markets, trading and research expertise developed through investments in many core sectors in over 200 companies since inception.

Apollo Investment Administration, LLC

Apollo Investment Administration, LLC (the "Administrator" or "AIA"), an affiliate of AGM, provides, among other things, administrative services and facilities for the Company. In addition to furnishing us with office facilities, equipment, and clerical, bookkeeping and recordkeeping services, AIA also oversees our financial records as well as prepares our reports to stockholders and reports filed with the SEC. AIA also performs the calculation and publication of our net asset value, the payment of our expenses and oversees the performance of various third-party service providers and the preparation and filing of our tax returns. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.

Operating and Regulatory Structure

Our investment activities are managed by AIM and supervised by our Board of Directors, a majority of whom are independent of AGM and its affiliates. AIM is an investment adviser that is registered under the Investment Advisers Act of 1940. Under our investment advisory management agreement, we pay AIM an annual base management fee based on our average gross assets as well as an incentive fee.

As a BDC, we are required to comply with certain regulatory requirements. Also, while we are permitted to finance investments using debt, our ability to use debt is limited in certain significant respects (see "Item 1A. Risk Factors"). We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code.

Investments

The Company seeks to create a portfolio of primarily debt investments, including secured and unsecured debt of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $300 million. Our portfolio may also include equity interests such as common stock, preferred stock, warrants or options. The average investment size will vary as the size of our capital base varies. Our target portfolio consists primarily of long-term secured debt, as well as unsecured and mezzanine positions of private middle-market companies. Structurally, unsecured and mezzanine debt usually ranks subordinate in priority of payment to senior debt, such as bank debt, and is characterized as unsecured. As such, other creditors may rank senior to us in the event of an insolvency.

However, unsecured and mezzanine debt ranks senior to common and preferred equity in a borrowers' capital structure. Unsecured and mezzanine debt may have a fixed or floating interest rate. Additional income can be generated from upfront fees, call protections including call premiums, equity co-investments or warrants.

Our principal focus is to provide capital to middle-market companies in a variety of industries. We generally seek to target companies that generate positive free cash flows or that may support debt investments with strong asset coverage, and we may provide debtor-in-possession or reserve financing. Additionally, we may acquire investments in the secondary market if we believe the risk-adjusted returns are attractive.

The following is a representative list of the industries in which we have invested as of December 31, 2022:

- Advertising, Printing & Publishing
- Aerospace & Defense
- Automotive
- Aviation and Consumer Transport
- Beverage, Food & Tobacco
- Business Services
- Chemicals, Plastics & Rubber

- Construction & Building

- Consumer Goods – Durable

- Consumer Goods – Non-durable

- Consumer Services

- Diversified Investment Vehicles, Banking, Finance, Real Estate

- Education

- Energy – Electricity

- Energy – Oil & Gas

- Healthcare & Pharmaceuticals

- High Tech Industries

- Hotel, Gaming, Leisure, Restaurants

- Insurance

- Manufacturing, Capital Equipment

- Media – Diversified & Production

- Retail

- Telecommunications

- Transportation – Cargo, Distribution

- Utilities – Electric

- Wholesale

We may also invest in other industries if we are presented with attractive opportunities. In an effort to increase our returns and the number of investments that we can make, we may in the future seek to securitize our debt investments. To the extent we elect to include higher quality portfolio holdings in the securitization vehicle and retain lower quality holdings in our portfolio, investing in our shares may be riskier. To securitize debt investments, we may create a wholly owned subsidiary and contribute a pool of loans to the subsidiary. We may sell debt of or interests in the subsidiary on a non-recourse basis to purchasers whom we would expect to be willing to accept a lower interest rate to invest in investment-grade securities. We may use the proceeds of such sales to reduce indebtedness or to fund additional investments. We may also invest through special purpose entities or other arrangements, including total return swaps and repurchase agreements, in order to obtain non-recourse financing or for other purposes.

We may invest, to the extent permitted by law, in the securities and instruments of other investment companies and in private funds. We may also co-invest on a concurrent basis with affiliates of ours, subject to compliance with applicable regulations and our allocation procedures. Certain types of negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the SEC permitting us to do so. On March 29, 2016, we received an exemptive order from the SEC (the "Order") permitting us greater flexibility to negotiate the terms of co-investment transactions with certain of our affiliates, including investment funds managed by AIM or its affiliates, subject to the conditions included therein. Under the terms of the Order, a "required majority" (as defined in Section 57(o) of the 1940 Act) of our independent directors must be able to reach certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our stockholders and is consistent with our Board of Directors approved criteria. In certain situations where co-investment with one or more funds managed by AIM or its affiliates is not covered by the Order, the personnel of AIM or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on allocation policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.

The following table summarizes our top ten portfolio companies and industries based on fair value as of December 31, 2022:

Portfolio Company	% of Portfolio	Industry	% of Portfolio
Merx Aviation Finance, LLC	10.9%	Healthcare & Pharmaceuticals	19.5%
ChyronHego Corporation	5.1%	High Tech Industries	17.4%
Lending Point	1.9%	Aviation and Consumer Transport	11.6%
LashCo	1.8%	Business Services	11.1%
NFA Group	1.5%	Consumer Services	6.8%
Relation Insurance	1.5%	Beverage, Food & Tobacco	4.3%
PSI Services, LLC	1.5%	Insurance	3.5%
Electro Rent Corporation	1.4%	Consumer Goods – Non-durable	3.1%
Carbonfree Chemicals SPE I LLC (f/k/a Maxus Capital Carbon SPE I LLC)	1.4%	Transportation – Cargo, Distribution	2.6%
New Era Technology, Inc.	1.4%	Automotive	2.5%
Total	28.4%	Total	82.4%

The following table summarizes our top ten portfolio companies and industries based on fair value as of March 31, 2022:

Portfolio Company	% of Portfolio	Industry	% of Portfolio
Merx Aviation Finance, LLC	11.8%	Healthcare & Pharmaceuticals	16.1%
ChyronHego Corporation	4.3%	High Tech Industries	15.7%
LashCo	1.7%	Aviation and Consumer Transport	12.5%
Carbonfree Chemicals SPE I LLC (f/k/a Maxus Capital Carbon SPE I LLC)	1.7%	Business Services	10.7%
NFA Group	1.5%	Consumer Services	6.9%
PSI Services, LLC	1.4%	Beverage, Food & Tobacco	5.2%
MSEA Tankers LLC	1.4%	Transportation – Cargo, Distribution	3.3%
Electro Rent Corporation	1.4%	Insurance	3.2%
MAKS	1.3%	Consumer Goods – Non-durable	3.0%
New Wave Entertainment	1.3%	Automotive	2.9%
Total	27.8%	Total	79.5%

Investment Selection and Due Diligence

We are committed to a value-oriented philosophy of, among other things, capital preservation and commit resources to managing risks associated with our investment portfolio. Our Investment Adviser conducts due diligence on prospective portfolio companies. In conducting its due diligence, our Investment Adviser uses information provided by the company and its management team, publicly available information, as well as information from their extensive relationships with former and current management teams, consultants, competitors and investment bankers and the direct experience of the senior partners of our affiliates.

Our Investment Adviser's due diligence will typically include:

- review of historical and prospective financial information;

- on-site visits;

- interviews with management, employees, customers and vendors of the potential portfolio company;

- review of loan documents;

- background checks; and

- research relating to the company's management, industry, markets, products and services, and competitors.

Upon the completion of due diligence and a decision to seek approval for an investment in a company, the professionals leading the proposed investment generally present the investment opportunity to and seek approval in accordance with our investment approval process. Additional due diligence with respect to any investment may be conducted on our behalf by attorneys and accountants prior to the closing of the investment, as well as other outside advisers, as appropriate.

Investment Structure

Once we have determined that a prospective portfolio company is suitable for investment, we work with the management of that company and its other capital providers, including senior, junior and equity capital providers, to structure an investment.

We generally seek to structure our investments as secured loans with a direct lien on the assets or cash flows of the company that provide for increased downside protection in the event of insolvency while maintaining attractive risk-adjusted returns and current interest income. We generally seek for these secured loans to obtain security interests in the assets of our portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first or second priority liens on the assets of a portfolio company. In some cases, we may enter into debt investments that, by their terms, convert into equity or additional debt securities or defer payments of interest after our investment. Also, in some cases our debt investments may be collateralized by a subordinated lien on some or all of the assets of the borrower. Typically, our loans have maturities of three to ten years.

We seek to tailor the terms of our investments to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability.

For example, in addition to seeking a senior position in the capital structure of our portfolio companies, we seek to limit the downside potential of our investments by:

- requiring an expected total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk;

- generally incorporating call protection into the investment structure where possible; and

- negotiating covenants and information rights in connection with our investments that afford our portfolio companies flexibility in managing their businesses, but which are still consistent with our goal of preserving our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights. Our investments may include equity features, such as warrants or options to buy a minority interest in the portfolio company. Any warrants we receive with our debt securities generally require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. In many cases, we may also seek to obtain registration rights in connection with these equity interests, which may include demand and "piggyback" registration rights.

We expect to hold most of our investments to maturity or repayment, but we may sell certain of our investments sooner if a liquidity event takes place such as a sale or recapitalization or worsening of credit quality of a portfolio company, among other reasons.

Investment Valuation Process

The Board has designated the Investment Adviser as its "valuation designee" pursuant to Rule 2a-5 under the 1940 Act, and in that role the Investment Adviser is responsible for performing fair value determinations relating to all of the Company's investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Company's Board of Directors (the "Board"). Even though the Company's Board of Directors designated the Company's Investment Adviser as "valuation designee," the Company's Board of Directors continues to be responsible for overseeing the processes for determining fair valuation.

Under the Company's valuation policies and procedures, the Investment Adviser values investments, including certain secured debt, unsecured debt and other debt securities with maturities greater than 60 days, for which market quotations are readily available, at such market quotations (unless they are deemed not to represent fair value). We attempt to obtain market quotations from at least two brokers or dealers (if available, otherwise from a principal market maker, primary market dealer or other independent pricing service). We utilize mid-market pricing as a practical expedient for fair value unless a different point within the range is more representative. If and when market quotations are unavailable or are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi-step valuation process as described below. In each case, our independent third party valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such investments. Investments purchased within the quarter before the valuation date and debt investments with remaining maturities of 60 days or less may each be valued at cost with interest accrued or discount accreted/premium amortized to the date of maturity (although they are typically valued at available market quotations), unless such valuation, in the judgment of our Investment Adviser, does not represent fair value. In this case such investments shall be valued at fair value as determined in good faith by or under the direction of the Investment Adviser including using market quotations where available. Investments that are not publicly traded or whose market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Investment Adviser. Such determination of fair values may involve subjective judgments and estimates.

With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Investment Adviser undertakes a multi-step valuation process each quarter, as described below:

1. Our quarterly valuation process begins with independent valuation firms conducting independent appraisals and assessments for all the investments they have been engaged to review. If an independent valuation firm is not engaged during a particular quarter, the valuation may be conducted by the Investment Adviser;

2. Preliminary valuation conclusions are then documented and discussed with senior management of our Investment Adviser.

3. The Investment Adviser discusses valuations and determines in good faith the fair value of each investment in our portfolio based on the input of the applicable independent valuation firm.

4. For Level 3 investments entered into within the current quarter, the cost (purchase price adjusted for accreted original issue discount/amortized premium) or any recent comparable trade activity on the security investment shall be considered to reasonably approximate the fair value of the investment, provided that no material change has since occurred in the issuer's business, significant inputs or the relevant environment.

Investments determined by these valuation procedures which have a fair value of less than $1 million during the prior fiscal quarter may be valued based on inputs identified by the Investment Adviser without the necessity of obtaining valuation from an independent valuation firm, if once annually an independent valuation firm using the procedures described herein provides valuation. In addition, some of our investments provide for payment-in-kind ("PIK") interest or dividends. Such amounts of accrued PIK interest or dividends are added to the cost of the investment on the respective capitalization dates and generally become due at maturity of the investment or upon the investment being called by the issuer. Upon capitalization, PIK is subject to the fair value estimates associated with their related investments.

Ongoing Relationships with Portfolio Companies

Monitoring

AIM monitors our portfolio companies on an ongoing basis and also monitors the financial trends of each portfolio company to determine if each is meeting its respective business plans and to assess the appropriate course of action for each company. In addition, senior investment professionals of AIM may take board seats or obtain board observation rights for our portfolio companies.

AIM has several methods of evaluating and monitoring the performance and fair value of our investments, which can include, but are not limited to, the assessment of success of the portfolio company in adhering to its business plan and compliance with covenants; periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments; comparisons to other portfolio companies in the industry; attendance at and participation in board meetings; and review of monthly and quarterly financial statements and financial projections for portfolio companies.

AIM also uses an investment rating system to characterize and monitor our expected level of returns on each investment in our portfolio. These ratings are just one of several factors that AIM uses to monitor our portfolio, but they are not in and of themselves a determinative of fair value. AIM grades the credit risk of all investments on a scale of 1 to 5 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of acquisition), although it may also take into account under certain circumstances the performance of the portfolio company's business, the collateral coverage of the investment and other relevant factors.

Under this system, investments with a grade of 1 involve the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit. Investments graded 2 involve a level of risk to our initial cost basis that is similar to the level of risk underwritten at the time of origination or acquisition. This portfolio company is generally performing in accordance with our analysis of its business and the full return of principal and interest or dividend is expected. Investments graded 3 indicate that the risk to our ability to recoup the cost of such investment has increased since origination or acquisition, but full return of principal and interest or dividend is expected. A portfolio company with an investment grade of 3 requires closer monitoring. Investments graded 4 indicate that the risk to our ability to recoup the cost of such investment has increased significantly since origination or acquisition, including as a result of factors such as declining performance and noncompliance with debt covenants, and we expect some loss of interest, dividend or capital appreciation, but still expect an overall positive internal rate of return on the investment. Investments graded 5 indicate that the risk to our ability to recoup the cost of such investment has increased materially since origination or acquisition and the portfolio company likely has materially declining performance. Loss of interest or dividend and some loss of principal investment is expected, which would result in an overall negative internal rate of return on the investment. For investments graded 4 or 5, AIM enhances its level of scrutiny over the monitoring of such portfolio company.

AIM monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with our valuation process, AIM reviews these investment ratings on a quarterly basis, and the Audit Committee of the Board of Directors monitors such ratings. It is possible that the grade of certain of these portfolio investments may be reduced or increased over time.

Managerial Assistance

As a BDC, we must offer, and must provide upon request, significant managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services.

Competition

Our primary competitors in providing financing to middle-market companies include public and private funds, commercial and investment banks, commercial financing companies, other BDCs or hedge funds, and, to the extent they provide an alternative form of financing, private equity funds. Some of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the restrictions that the Code imposes on us as a RIC.

We also expect to use the industry information of AGM's investment professionals to which we have access to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, we believe that the relationships of the senior managers of AIM and those of our affiliates enable us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we seek to invest.

Staffing

The Company has no employees. All of the services we utilize are provided by third parties. Our Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer and additional personnel assisting them in such functions are employees of AIA and perform their respective functions under the terms of the administration agreement with AIA. Certain of our other executive officers are managing partners of our Investment Adviser. Our day-to-day investment operations are managed by our Investment Adviser, which draws on the broader capabilities of the Opportunistic Credit segment of AGM's credit business. In addition, we generally reimburse AIA for our allocable portion of expenses incurred by it in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of our Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer and their respective staffs.

Investment Advisory Management Agreement

Management Services

AIM serves as our investment adviser and is a wholly-owned direct subsidiary of Apollo Global Management. AIM is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Subject to the overall supervision of our Board of Directors, the Investment Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company. Under the terms of the investment advisory management agreement, AIM:

- determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

- identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and

- closes and monitors the investments we make.

AIM's services under the investment advisory management agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Management and Incentive Fee

Pursuant to the investment advisory management agreement, we incur a fee payable to AIM for investment advisory and management services consisting of two components - a base management fee and an incentive fee. For the nine months ended December 31, 2022, for the fiscal years ended March 31, 2022, and 2021, we incurred $26.62 million, $36.14 million and $36.44 million, respectively, in base management fees and incurred $5.69 million, $12 million and $0.00 million, respectively, in performance-based incentive fees.

Base Management Fee

For the period from April 1, 2018 to December 31, 2022, the base management fee is calculated initially at an annual rate of 1.50% (0.375% per quarter) of the lesser of (i) the average of the value of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters and (ii) the average monthly value (measured as of the last day of each month) of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) during the most recently completed calendar quarter; provided, however, in each case, the base management fee is calculated at an annual rate of 1.00% (0.250% per quarter) of the average of the value of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) that exceeds the product of (A) 200% and (B) the value of the Company's net asset value at the end of the prior calendar quarter. The base management fee is payable quarterly in arrears. The value of the Company's gross assets is calculated in accordance with the Company's valuation policies.

Beginning on January 1, 2023, the base management fee will be calculated at an annual rate of 1.75% (0.4375% per quarter) of the Company's net asset value as of the final business day of the prior calendar quarter; provided, however that the base management fee shall not be greater than 1.50% (0.375% per quarter) of the lesser of (i) the average of the value of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters and (ii) the average monthly value (measured as of the last day of each month) of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) during the most recently completed calendar quarter. The base management fee will be payable quarterly in arrears. The value of the Company's gross assets shall be calculated in accordance with the Company's valuation procedures.

Performance-based Incentive Fee

The incentive fee (the "Incentive Fee") consists of two components that are determined independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on income and a portion is based on capital gains, each as described below:

(i) Incentive Fee on Pre-Incentive Fee Net Income - (January 1, 2019 - December 31, 2022)

For the period from January 1, 2019 to December 31, 2022, the incentive fee on pre-incentive fee net investment income will be determined and paid quarterly in arrears by calculating the amount by which (x) the aggregate amount of the pre-incentive fee net investment income with respect of the current calendar quarter and each of the eleven preceding calendar quarters beginning with the calendar quarter that commences on or after April 1, 2018 (the "trailing twelve quarters") exceeds (y) the preferred return amount in respect of the trailing twelve quarters.

The preferred return amount will be determined on a quarterly basis, and will be calculated by summing the amounts obtained by multiplying 1.75% by the Company's net asset value at the beginning of each applicable calendar quarter comprising the relevant trailing twelve quarters. The preferred return amount will be calculated after making appropriate adjustments to the Company's net asset value at the beginning of each applicable calendar quarter for Company capital issuances and distributions during the applicable calendar quarter.

The amount of the Incentive Fee on Income that will be paid to the Investment Adviser for a particular quarter will equal the excess of the incentive fee on pre-incentive fee net investment income, so calculated less the aggregate incentive fee on pre-incentive fee net investment income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters comprising the relevant trailing twelve quarters.

The Company will pay the Investment Adviser an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

(1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income for the trailing twelve quarters does not exceed the preferred return amount.

(2) 100% of our pre-incentive fee net investment income for the trailing twelve quarters, if any, that exceeds the preferred return amount but is less than or equal to an amount (the "catch-up amount") determined by multiplying 2.1875% by the Company's net asset value at the beginning of each applicable calendar quarter comprising the relevant trailing twelve quarters.

(3) for any quarter in which the Company's pre-incentive fee net investment income for the trailing twelve quarters exceeds the catch-up amount, the incentive fee shall equal 20% of the amount of the Company's pre-incentive fee net investment income for such trailing twelve quarters.

The Incentive Fee on Income as calculated is subject to a cap (the "Incentive Fee Cap"). The Incentive Fee Cap in any quarter is an amount equal to (a) 20% of the Cumulative Pre-Incentive Fee Net Return (as defined below) during the relevant trailing twelve quarters less (b) the aggregate Incentive Fees on Income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters (or portion thereof) comprising the relevant trailing twelve quarters.

(ii) Incentive Fee on Pre-Incentive Fee Net Income - effective January 1, 2023

Beginning on January 1, 2023, the Incentive Fee on pre-incentive fee net investment income will be determined and paid quarterly in arrears by calculating the amount by which (x) the aggregate amount of the pre-incentive fee net investment income with respect of the current calendar quarter and each of the eleven preceding calendar quarters (in either case, the "Trailing Twelve Quarters") exceeds (y) the preferred return amount in respect of the Trailing Twelve Quarters; provided, however, that the pre-incentive fee net investment income in respect of the current calendar quarter exceeds the multiple of (A) 1.75% and (B) the Company's net asset value at the beginning of such calendar quarter. For the purposes of the Incentive Fee calculations, each calendar quarter comprising the relevant Trailing Twelve Quarters that commenced prior to January 1, 2023 shall be known as a "Legacy Fee Quarter" while a calendar quarter that commenced on or after January 1, 2023 shall be known as a "Current Fee Quarter."

The preferred return amount will be determined on a quarterly basis, and will be calculated by summing the amounts obtained by multiplying 1.75% by the Company's net asset value at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The preferred return amount will be calculated after making appropriate adjustments to the Company's net asset value at the beginning of each applicable calendar quarter for Company capital issuances and distributions during the applicable calendar quarter.

The amount of the Incentive Fee on Income that will be paid to the Investment Adviser for a particular quarter will equal the excess of the incentive fee on pre-incentive fee net investment income, so calculated less the aggregate incentive fee on pre-incentive fee net investment income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters comprising the relevant Trailing Twelve Quarters.

The Company will pay the Investment Adviser an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

(1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income for the Trailing Twelve Quarters does not exceed the preferred return amount.

(2) 100% of our pre-incentive fee net investment income for the Trailing Twelve Quarters, if any, that exceeds the preferred return amount but is less than or equal to the catch-up amount, which shall be the sum of (i) the product of 2.1875% multiplied by the Company's net asset value at the beginning of each applicable Legacy Fee Quarter included in the relevant Trailing Twelve Quarters and (ii) the product of 2.1212% multiplied by the Company's net asset value at the beginning of each applicable Current Fee Quarter included in the relevant Trailing Twelve Quarters.

(3) for any quarter in which the Company's pre-incentive fee net investment income for the Trailing Twelve Quarters exceeds the catch-up amount, the incentive fee shall equal 20.00% for each Legacy Fee Quarter and 17.50% otherwise of the amount of the Company's pre-incentive fee net investment income for such Trailing Twelve Quarters, provided, however, that the incentive fee on income for any quarter shall not be greater than 20.00% or 17.50%, as applicable, of the amount of the Company's current quarter's pre-incentive fee net investment income.

The Incentive Fee on Income as calculated is subject to the Incentive Fee Cap. The Incentive Fee Cap in any quarter is an amount equal to (a) 20% of the Cumulative Pre-Incentive Fee Net Return (as defined below) during the relevant Legacy Fee Quarters included in the relevant Trailing Twelve Quarters and 17.50% of the Cumulative Pre-Incentive Fee Net Return during the relevant Current Fee Quarters included in the relevant Trailing Twelve Quarters less (b) the aggregate Incentive Fees on Income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters (or portion thereof) comprising the relevant Trailing Twelve Quarters.

For this purpose, "Cumulative Pre-Incentive Fee Net Return" during the relevant trailing twelve quarters means (x) Pre-Incentive Fee Net Investment Income in respect of the trailing twelve quarters less (y) any Net Capital Loss, since April 1, 2018, in respect of the trailing twelve quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Company shall pay no Incentive Fee on Income to the Investment Adviser in that quarter. If, in any quarter, the Incentive Fee Cap is a positive value but is less than the Incentive Fee on Income calculated in accordance with the calculation described above, the Company shall pay the Investment Adviser the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap is equal to or greater than the Incentive Fee on Income calculated in accordance with the calculation described above, the Company shall pay the Investment Adviser the Incentive Fee on Income for such quarter.

"Net Capital Loss" in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in such period and (ii) aggregate capital gains, whether realized or unrealized, in such period.

B. Incentive Fee Based on Cumulative Net Realized Gains

Prior to January 1, 2023, the Incentive Fee on Capital Gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory management agreement). This fee shall equal 20.0% of the sum of the Company's realized capital gains on a cumulative basis, calculated as of the end of each calendar year (or upon termination of investment advisory management agreement), computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any Incentive Fees on Capital Gains previously paid to the Investment Adviser. The aggregate unrealized capital depreciation of the Company shall be calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company's portfolio as of the applicable calculation date and (b) the accreted or amortized cost basis of such investment.

Beginning on January 1, 2023, the Incentive Fee on Capital Gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory management agreement). This fee shall equal 17.50% of the sum of the Company's realized capital gains on a cumulative basis, calculated as of the end of each calendar year (or upon termination of investment advisory management agreement), computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any Incentive Fees on Capital Gains previously paid to the Investment Adviser. The aggregate unrealized capital depreciation of the Company shall be calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company's portfolio as of the applicable calculation date and (b) the accreted or amortized cost basis of such investment.

For accounting purposes only, we are required under GAAP to accrue a theoretical capital gains incentive fee based upon net realized capital gains and unrealized capital gain and loss on investments held at the end of each period. The accrual of this theoretical capital gains incentive fee assumes all unrealized capital gain and loss is realized in order to reflect a theoretical capital gains incentive fee that would be payable to the Investment Adviser at each measurement date. There was no accrual for theoretical capital gains incentive fee for the years ended December 31, 2022, March 31, 2022 and March 31, 2021. It should be noted that a fee so calculated and accrued would not be payable under the Investment Advisers Act of 1940 (the "Advisers Act") or the investment advisory management agreement, and would not be paid based upon such computation of capital gains incentive fees in subsequent periods. Amounts actually paid to the Investment Adviser will be consistent with the Advisers Act and formula reflected in the investment advisory management agreement which specifically excludes consideration of unrealized capital gain.

On January 16, 2019, we entered into a fee offset agreement with AIM in connection with revenue realized by AIM and its affiliates for the management of certain aircraft assets. We will receive an offsetting credit against total incentive fees otherwise due to AIM under the investment advisory management agreement. The amount offset will initially be 20% of the management fee revenue earned and incentive fee revenue realized by AIM and its affiliates in connection with managing aircraft assets on related insurance balance sheets ("New Balance Sheet Investments"), new aircraft managed account capital ("New Managed Accounts") and new dedicated aircraft funds ("New Aircraft Funds"). Once the aggregate capital raised by New Aircraft Funds or New Managed Accounts and capital invested by the New Balance Sheet Investments exceeds $3 billion cumulatively, the fee offset will step down to 10% of the amount of incremental management fee revenue earned and incentive fee revenue realized by AIM and its affiliates. The fee offset will be in place for seven years, however the incentive fees realized by AIM and its affiliates after this seven-year period from applicable investments that were raised or made within the seven-year period will also be used to offset incentive fees payable to AIM by us. The offset will be limited to the amount of incentive fee payable by the us to AIM and any unapplied fee offset which exceeds the incentive fees payable in a given quarter will carry forward to be credited against the incentive fees payable by us in subsequent quarters.

Please see Part II of this Transition Report on Form 10-KT, Item 8. Financial Statements and Supplementary Data for subsequent events relating to the Company's fee offset agreement with AIM.

Payment of Our Expenses

All investment professionals of the Investment Adviser and their respective staffs when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by AIM. We bear all other costs and expenses of our operations and transactions, including those relating to: calculation of our net asset value (including the cost and expenses of any independent valuation firm); expenses incurred by AIM payable to third parties, including agents, consultants or other advisers, in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies; interest payable on debt, if any, incurred to finance our investments; offerings of our common stock and other securities; investment advisory and management fees; fees payable to third parties, including agents, consultants or other advisers, relating to, or associated with, evaluating and making investments; transfer agent and custodial fees; registration fees; listing fees; taxes;

independent directors' fees and expenses; costs of preparing and filing reports or other documents of the SEC; the costs of any reports, proxy statements or other notices to stockholders, including printing costs; our allocable portion of the fidelity bond, directors' and officers' errors and omissions liability insurance, and any other insurance premiums; direct costs and expenses of administration, including auditor and legal costs; and all other expenses incurred by us or Apollo Administration in connection with administering our business, such as our allocable portion of overhead under the administration agreement, including rent and our allocable portion of the cost of our Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer and their respective staffs.

Duration and Termination

The continuation of our investment advisory management agreement was approved by our Board of Directors on August 1, 2022. Unless terminated earlier as described below, it will remain in effect from year to year if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not "interested persons" as defined in the 1940 Act. The investment advisory management agreement will automatically terminate in the event of its assignment. Either party may terminate the investment advisory management agreement without penalty upon not more than 60 days' written notice to the other party. See "Risk Factors - Risks Relating to our Business and Structure."

Indemnification

The investment advisory management agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or reckless disregard of its duties and obligations, AIM and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of AIM's services under the investment advisory management agreement or otherwise as an investment adviser of the Company.

Administrative Agreement

Pursuant to a separate administration agreement, AIA furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the administration agreement, AIA also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, AIA assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the administration agreement are equal to an amount based upon our allocable portion of AIA's overhead in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of our Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer and their respective staffs. Under the administration agreement, AIA also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance. Either party may terminate the administration agreement without penalty upon 60 days' written notice to the other party.

At the nine months ended December 31, 2022, at the fiscal years ended March 31, 2022, and 2021, expenses incurred (net of reimbursements) under the administration agreement were $4 million, $5.5 million and $4.5 million, respectively. For administrative expenses incurred during the most recently completed fiscal quarter, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations; Expenses."

Indemnification

The administration agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or reckless disregard of its duties and obligations, AIA and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of AIA's services under the administration agreement or otherwise as administrator for us.

License Agreement

We have entered into a license agreement with AGM pursuant to which AGM has agreed to grant us a non-exclusive, royalty-free license to use the name "Apollo." Under this agreement, we have the right to use the "Apollo" name, for so long as AIM or one of its affiliates remains our Investment Adviser. Other than with respect to this limited license, we will have no legal right to the "Apollo" name. This license agreement will remain in effect for so long as the investment advisory management agreement with our Investment Adviser is in effect.

On August 2, 2022, we have entered into a license agreement with AGM pursuant to which AGM has agreed to grant us a non-exclusive, non-transferable royalty-free license to use the name "MidCap Financial" (the "Licensed Mark"). Under this agreement, we have the right to use the "MidCap Financial" name, for so long as AIM or one of its affiliates remains our Investment Adviser. AGM has the right to use and license the "Licensed Mark" for use in connection with financial services pursuant to the Investment Management Agreement among MidCap FinCo Holdings Limited, MidCap FinCo Limited (now known as MidCap FinCo Designated Activity Company) (collectively with MidCap FinCo Holdings Limited, "MidCap"), and Apollo Capital Management, L.P. MidCap is a wholly-owned subsidiary of AGM. Other than with respect to this limited license, we will have no legal right to the "MidCap" name. This license agreement will remain in effect for so long as the investment advisory management agreement with our Investment Adviser is in effect.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

- Pursuant to Rule 13a-14 under the Securities Exchange Act of 1934 (the "1934 Act"), our Chief Executive Officer and Chief Financial Officer must certify the accuracy of the financial statements contained in our periodic reports.

- Pursuant to Item 307 of Regulation S-K, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures.

- Pursuant to Rule 13a-15 of the 1934 Act, our management must prepare a report regarding its assessment of our internal control over financial reporting.

- Pursuant to Item 308 of Regulation S-K and Rule 13a-15 of the 1934 Act, our periodic reports must disclose whether there were significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

Available Information

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements, codes of ethics and other information meeting the informational requirements of the 1934 Act. You may inspect and copy any materials we file with or submit to the SEC at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information filed electronically by us with the SEC which are available on the SEC's Internet site at http://www.sec.gov. In addition, information specifically regarding how we voted proxies relating to portfolio securities for the nine months ended December 31, 2022 is available without charge, upon request, by calling 212-515-3450. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

Our Internet address is www.midcapfinancialic.com. We make available free of charge on our website our Transition Report on Form 10-KT, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this Transition Report on Form 10-KT, and you should not consider information contained on our website to be part of this Transition Report on Form 10-KT.

Item 1A. Risk Factors

Investing in the Company involves a number of significant risks relating to the current environment, our business and structure, our investments, issuance of our preferred stock, and an investment in our common stock. As a result, there can be no assurance that we will achieve our investment objective. You should carefully consider the risks described below, together with all of the other information included in this report, before you decide whether to invest in the Company. The risks set forth below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may have a material adverse effect on our business, financial condition and/or operating results.

Risks Relating to the Current Environment

Capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets in the United States and abroad, which may have a negative impact on our business and operations.

From time to time, capital markets may experience periods of disruption and instability, including during portions of the past three fiscal years. For example, between 2007 and 2009, the global capital markets experienced an extended period of disruption as evidenced by a lack of liquidity in the debt capital markets, write-offs in the financial services sector, the re-pricing of credit risk and the failure of certain major financial institutions. At that time, despite actions of the United States, federal government and foreign governments, these events contributed to worsening general economic conditions that materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While market conditions have largely recovered from the events of 2008 and 2009, there have been continuing periods of volatility, some lasting longer than others. There can be no assurance these market conditions will not continue or worsen in the future, including as a result of inflation and rising interest rates, the war in Ukraine and Russia, and health epidemics and pandemics.

Given the extreme volatility and dislocation that the capital markets have historically experienced, many BDCs have faced, and may in the future face, a challenging environment in which to raise capital. We may in the future have difficulty accessing debt and equity capital, and a severe disruption in the global financial markets or deterioration in credit and financing conditions could have a material adverse effect on our business, financial condition and results of operations. In addition, significant changes in the capital markets, including the extreme volatility and disruption, have had, and may in the future have, a negative effect on the valuations of our investments and on the potential for liquidity events involving our investments. An inability to raise capital, and any required sale of our investments for liquidity purposes, could have a material adverse impact on our business, financial condition or results of operations. AIM monitors developments and seeks to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that it will be successful in doing so; and AIM may not timely anticipate or manage existing, new or additional risks, contingencies or developments, including regulatory developments in the current or future market environment.

We are exposed to risks associated with changes in interest rates, including the current rising interest rate environment.

General interest rate fluctuations may have a substantial negative impact on our investments and our investment returns and, accordingly, may have a material adverse effect on our investment objective and our net investment income.

In an effort to combat inflation, the U.S. Federal Reserve has increased the federal funds rate in 2022 and is widely expected to further increase the federal funds rate in 2023. Because we borrow money and may issue debt securities or preferred stock to make investments, our net investment income is dependent upon the difference between the rate at which we borrow funds or pay interest or dividends on such debt securities or preferred stock and the rate at which we invest these funds. In this period of rising interest rates, our interest income will increase as the majority of our portfolio bears interest at variable rates while our cost of funds will also increase, to a lesser extent, given the majority of our indebtedness bears interest at fixed rates, with the net impact being an increase to our net investment income. Conversely, if interest rates decrease we may earn less interest income from investments and our cost of funds will also decrease, to a lesser extent, resulting in lower net investment income. From time to time, we may also enter into certain hedging transactions to mitigate our exposure to changes in interest rates. In the past, we have entered into certain hedging transactions, such as interest rate swap agreements, to mitigate our exposure to adverse fluctuations in interest rates, and we may do so again in the future. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk. There can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

Our portfolio primarily consists of fixed and floating rate investments. Market prices tend to fluctuate more for fixed-rate securities that have longer maturities. Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of up to 10 years. Market prices for debt that pays a fixed rate of return tend to decline as interest rates rise. This means that we are subject to greater risk (other things being equal) than a fund invested solely in shorter-term, fixed-rate securities. Market prices for floating rate investments may also fluctuate in rising rate environments with prices tending to decline when credit spreads widen. A decline in the prices of the debt we own could adversely affect our net assets resulting from operations and the market price of our common stock.

Rising interest rates may also increase the cost of debt for our underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to us. Also, an increase in interest rates available to investors could make an investment in our common stock less attractive if we are not able to pay dividends at a level that provides a similar return, which could reduce the value of our common stock.

Inflation has adversely affected and may continue to adversely affect the business, results of operations and financial condition of our portfolio companies.

Certain of our portfolio companies are in industries that have been impacted by inflation. Recent inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and our portfolio companies' operations. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on our loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in our portfolio companies' operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations. Additionally, the Federal Reserve has raised, and has indicated its intent to continue raising, certain benchmark interest rates in an effort to combat inflation. See "We are exposed to risks associated with changes in interest rates, including the current rising interest rate environment."

The war in Ukraine and Russia may continue to have a material adverse impact on us and our portfolio companies.

On February 24, 2022, the President of Russia, Vladimir Putin, announced a military invasion of Ukraine. In response, countries worldwide, including the United States, have imposed sanctions against Russia on certain businesses and individuals, including, but not limited to, those in the banking, import and export sectors. This invasion has led, is currently leading, and for an unknown period of time will continue to lead to disruptions in local, regional, national, and global markets and economies affected thereby. These disruptions caused by the invasion have included, and may continue to include, political, social, and economic disruptions and uncertainties and material increases in certain commodity prices that may affect our business operations or the business operations of our portfolio companies.

Price declines and illiquidity in the corporate debt markets have adversely affected, and may in the future adversely affect, the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by the Investment Advisor and under the direction of our Board. Decreases in the market values or fair values of our investments are recorded as unrealized depreciation, which reduces our net asset value. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse impact on our business, financial condition and results of operations.

Volatility in the global financial markets resulting from relapse of the Eurozone crisis, geopolitical developments in Eastern Europe, turbulence in the Chinese stock markets and global commodity markets, the United Kingdom's vote to leave the European Union or otherwise could have a material adverse effect on our business, financial condition and results of operations.

Volatility in the global financial markets could have an adverse effect on the United States and could result from a number of causes, including a relapse in the Eurozone crisis, geopolitical developments in Eastern Europe, turbulence in the Chinese stock markets and global commodity markets or otherwise. In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these nations to continue to service their sovereign debt obligations. While the financial stability of many of such countries has improved significantly, risks resulting from any future debt crisis in Europe or any similar crisis could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of European financial institutions.

Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. Recently, uncertainty between the United States and other countries with respect to trade policies, treaties and tariffs, among other factors, have caused disruptions in the global markets, including markets in which we participate. We cannot assure you that these market conditions will not continue or worsen in the future. Furthermore, we cannot assure you that market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy, and we cannot assure you that assistance packages will be available, or if available, be sufficient to stabilize countries and markets in Europe or elsewhere affected by a financial crisis. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be significantly and adversely affected.

In the second quarter of 2015, stock prices in China experienced a significant drop, resulting primarily from continued sell-off of shares trading in Chinese markets. In addition, in August 2015, Chinese authorities sharply devalued China's currency. Since then, the Chinese capital markets have continued to experience periods of instability. These market and economic disruptions have affected, and may in the future affect, the U.S. capital markets, which could adversely affect our business, financial condition or results of operations.

The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria, Russia, Ukraine and the Middle East, ongoing epidemics of infectious diseases in certain parts of the world, such as the previously mentioned COVID-19 outbreak, terrorist attacks in the U.S. and around the world, social and political discord, debt crises (such as the Greek crisis), sovereign debt downgrades, continued tensions between North Korea and the United States and the international community generally, new and continued political unrest in various countries, such as Venezuela, the exit or potential exit of one or more countries from the European Union (the "EU") or the Economic and Monetary Union (the "EMU"), the change in the U.S. president and the new administration, among others, may result in market volatility, may have long term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the U.S. and worldwide.

On January 31, 2020, the United Kingdom (the "UK") ended its membership in the European Union ("Brexit"). On May 1, 2021, the E.U.-U.K. Trade and Cooperation Agreement, or the TCA, became effective. The TCA provides the United Kingdom and EU members with preferential access to each other's markets, without tariffs or quotas on imported products between the jurisdictions, provided that certain rules of origin requirements are complied with. However, economic relations between the United Kingdom and the EU will now be on more restricted terms than existed prior to Brexit. The long-term effects of Brexit are expected to depend on, among other things, any agreements the UK has made, or makes to retain access to EU markets. Brexit could adversely affect European or worldwide economic or market conditions and could contribute to instability in global financial and real estate markets. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, business opportunities, results of operations, financial condition and cash flows. Likewise, similar actions taken by other European and other countries in which we operate could have a similar or even more profound impact.

The occurrence of any of these above event(s) could have a significant adverse impact on the value and risk profile of the Company's portfolio. The Company does not know how long the securities markets may be affected by similar events and cannot predict the effects of similar events in the future on the U.S. economy and securities markets. Non-investment grade and equity securities tend to be more volatile than investment-grade fixed income securities; therefore, these events and other market disruptions may have a greater impact on the prices and volatility of non-investment grade and equity securities than on investment-grade fixed income securities. There can be no assurances that similar events and other market disruptions will not have other material and adverse implications.

Should the U.S economy be adversely impacted by increased volatility in the global financial markets caused by continued contagion from the Eurozone crisis, further turbulence in Chinese stock markets and global commodity markets, Brexit, the war in Ukraine and Russia, health epidemics and pandemics or for any other reason, loan and asset growth and liquidity conditions at U.S. financial institutions, including us, may deteriorate.

Uncertainty with respect to the financial stability of the United States and several countries in the EU could have a significant adverse effect on our business, financial condition, and results of operations.

U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, including a suspension of the federal debt ceiling in August 2019 and December 2021, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The December 2021 legislation suspends the debt ceiling through early 2023, unless Congress takes legislative action to further extend or defer it. The impact of this or any further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. Absent further quantitative easing by the Federal Reserve, these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Changes in existing laws or regulations, the interpretations thereof or newly enacted laws or regulations may negatively impact our business.

Changes in laws or regulations governing our operations or the operations of our portfolio companies, or newly enacted laws or regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), Public Law No. 115-97 (the "Tax Cuts and Jobs Act"), the Coronavirus Aid, Relief, and Economic Security Act and the Small Business Credit Availability Act (the "SBCAA"), could require changes to certain of our business, practices or that of our portfolio companies. These changes could negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose

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additional costs on us or our portfolio companies or otherwise adversely affect our business, or business of our portfolio companies.

Some areas identified as subject to potential change, amendment or repeal include the Dodd-Frank Act, including the Volcker Rule, the interpretation of those rules relating to capital, margin, trading and clearance and settlement of derivatives and various swaps and derivatives regulations, credit risk retention requirements and the authorities of the Federal Reserve, the Financial Stability Oversight Council and the SEC. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business, financial condition, operating results and cash flows. Until we know what policy changes are made and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

Changes in interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations.

Our debt investments may be based on floating rates, such as the London Interbank Offered Rate ("LIBOR"), the Euro Interbank Offered Rate ("EURIBOR"), the federal funds rate or the prime rate. General interest rate fluctuations may have a substantial negative impact on our investments, the value of our common stock and our rate of return on invested capital. Most of the debt instruments we invest in are unrated or rated below investment grade, which is often an indication of size, credit worthiness and speculative nature relative to the capacity of the borrower to pay interest and principal. These securities, which are often referred to as "junk" or "high yield," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. These securities are especially sensitive to adverse changes in general economic conditions and to price fluctuation in response to changes in interest rates. During periods of economic downturn or rising interest rates, issuers of below investment grade instruments may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default. A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net interest income. An increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans, and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock.

Because we have borrowed money, and may issue preferred stock to finance investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds or pay distributions on preferred stock and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

Declining interest rates also can adversely affect our overall performance, because we may be forced to re-deploy principal and interest payments from existing investments into lower-yielding investments. This "reinvestment risk" can be exacerbated to the extent borrowers can prepay their loans without significant penalties, particularly because such prepayments tend to increase as interest rates decline.

You should also be aware that a change in the general level of interest rates can be expected to lead to a change in the interest rate we receive on many of our debt investments. Accordingly, a change in the interest rate could make it easier for us to meet or exceed the performance threshold and may result in a substantial increase in the amount of incentive fees payable to our Investment Adviser with respect to the portion of the incentive fee based on income.

The interest rates of some of our floating-rate loans to our portfolio companies may be priced using a spread over LIBOR, which is being phased out.

On July 27, 2017, the U.K Financial Conduct Authority ("FCA") announced that it would phase out LIBOR as a benchmark by the end of 2021. As of December 31, 2021, all non-U.S. dollar LIBOR publications have been phased out. The phase out of a majority of the U.S. dollar publications is delayed until June 30, 2023. The Alternative Reference Rates Committee ("ARRC") of the Federal Reserve Bank of New York previously confirm that this constitutes a "benchmark transition event" and established "benchmark replacement dates" in ARRC standard LIBOR transition provisions that exist in many U.S. law contracts using LIBOR.

The publication of all EUR and CHF LIBOR settings, the Spot Next/Overnight, 1 week, 2 month and 12 month JPY and GBP LIBOR settings, and the 1 week and 2 months USD LIBOR settings has ceased. The publication of the overnight, 1 month, 3 month, 6 month, and 12 months USD LIBOR settings will cease after June 30, 2023. The FCA plans to consult the market on creating "synthetic" 1 month, 3 month and 6 month rates for GBP and JPY LIBOR, to be published for a limited time. The New York State legislation was signed into law to aid "tough legacy" LIBOR contracts. Other legislative solutions are being pursued at the Federal level, in the U.K. and in Europe. The E.U. Benchmarks Regulation imposed conditions under which only compliant benchmarks may be used in new contracts after 2021.

The ARRC has identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by the U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. However, the COVID-19 pandemic may adversely impact the timing of many firms' transition planning, and we continue to assess the potential impact of the COVID-19 pandemic on our transition plans. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, it is not possible at this time to predict the effect of any such changes, any establishment of alternative reference rates, whether the COVID-19 pandemic will have further effect on LIBOR transition timelines or plans, or other reforms to LIBOR that may be enacted in the United States, United Kingdom or elsewhere.

The discontinuation of LIBOR could have a significant impact on our business. We anticipate significant operational challenges for the transition away from LIBOR, including, but not limited to, amending existing loan agreements with borrowers on investments that may have not been modified with fallback language and adding effective fallback language to new agreements in the event that LIBOR is discontinued before maturity. Beyond these challenges, we anticipate there may be additional risks to our current processes and information systems that we will need to identify and evaluate. Due to the uncertainty of the replacement for LIBOR, the potential effect of any such event on our cost of capital and net investment income cannot yet be determined. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market value of any LIBOR-linked securities, loans and other financial obligations or extensions of credit held by or due to us and could have a material adverse effect on our business, financial condition and results of operations.

If MFIC can no longer claim exemption from being deemed a "commodity pool operator" pursuant to Commodity Futures Trading Commission (the "CFTC") rules, MFIC and AIM could be subject to additional regulatory requirements.

In December 2019, the CFTC amended certain rules to require BDCs that trade "commodity interests" (as defined under CFTC rules) to a de minimis extent to file an electronic notice of exclusion to not be deemed a "commodity pool operator" pursuant to CFTC regulations. This exclusion allows BDCs that trade commodity interests to forgo regulation under the CEA and the CFTC. AIM has claimed this exclusion which relieves AIM from registering with the CFTC as the commodity pool operator ("CPO") of MFIC, provided that MFIC (i) continues to be regulated by the SEC as a BDC, (ii) allocates no more than a designated percentage of its liquidation value to futures contracts, certain swap contracts and certain other derivative instruments that are within the jurisdiction of the Commodity Exchange Act (collectively, "CEA-regulated products"), and (iii) is not marketed to the public as a commodity pool or as a vehicle for trading in CEA-regulated products. If MFIC is unable to claim this exclusion, or fails to do so in the future, with respect to us, AIM would become subject to registration and regulation as a commodity pool operator under the CEA. This additional regulation would subject AIM and MFIC to additional registration and regulatory requirements, along with increasing operating expenses which could have a material adverse effect on our business, results of operations or financial condition.

The continued uncertainty relating to the U.S. and global economy could have a negative impact on our business.

The Company's business is directly influenced by the economic cycle, and has been and could further be negatively impacted by a downturn in economic activity in the U.S. as well as globally. Fiscal and monetary actions taken by U.S. and non-U.S. government and regulatory authorities could have a material adverse impact on our business. To the extent uncertainty regarding the U.S. or global economy negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be adversely affected. Moreover, Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative easing policy, may also adversely affect the value, volatility and liquidity of dividend and interest paying securities. Market volatility, rising interest rates and/or a return to unfavorable economic conditions could adversely affect our business.

Changes to U.S. federal income tax laws could materially and adversely affect us and our stockholders.

The present U.S. federal income tax laws may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of us or an investment in our shares. For example, the Tax Cuts and Jobs Act enacted in 2017 made substantial changes to the Code. Among those changes are a significant permanent reduction in the generally applicable corporate tax rate, changes in the taxation of individuals and other non-corporate taxpayers that generally but not universally reduce their taxes on a temporary basis subject to ''sunset'' provisions, the elimination or modification of various previously allowed deductions (including substantial limitations on the deductibility of interest and, in the case of individuals, the deduction for personal state and local taxes), certain preferential rates of taxation on certain dividends and certain business income derived by non-corporate taxpayers in comparison to other ordinary income recognized by such taxpayers, and significant changes to the international tax rules. On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which includes numerous provisions that impact corporations, including the implementation of a corporate alternative minimum tax and a 1% excise tax on certain stock repurchases and economically similar transactions. However, RICs are excluded from the definition of an "applicable corporation" and therefore are not subject to the corporate alternative minimum tax. Additionally, stock repurchases by RICs are specifically exempted from the 1% excise tax.

Disruptions to the global supply chain may have adverse impact on our portfolio companies and, in turn, harm us.

Recent supply chain disruptions, including the global microchip shortage, may have an adverse impact on the business of our portfolio companies. Potential adverse impacts to certain of our portfolio companies may include, among others, increased costs, inventory shortages, shipping and project completion delays, and inability to meet customer demand.

Certain of our portfolio companies' businesses could be adversely affected by the effects of health pandemics or epidemics, including the ongoing COVID-19 pandemic, which has had, and may continue to have, a negative impact on our and our portfolio companies' businesses and operations.

Certain of our portfolio companies' businesses could be adversely affected by the effects of health pandemics or epidemics, including the ongoing COVID-19 global pandemic, the evolution of which continues to be uncertain. Recurring COVID-19 outbreaks around the world have heightened concerns relating to new and potentially more dangerous virus variants, which, if transmitted around the globe could lead to the re-introduction of restrictions that were in place in 2020, 2021, and to a lesser extent in 2022, or even the adoption of other more strict measures to combat outbreaks. Another severe outbreak of COVID-19 or another pandemic can disrupt our and our portfolio companies' businesses and materially and adversely impact our and/or their financial results.

The COVID-19 pandemic contributed to certain conditions associated with the current macroeconomic environment and caused significant disruptions and instabilities in the global and U.S. financial markets or deteriorations in credit and financing conditions. A resurgence of COVID-19 or another pandemic with effects similar to those of COVID-19 may adversely affect our and our portfolio companies' liquidity positions.

Risks Relating to our Business and Structure

We may suffer credit losses.

Investment in small and middle-market companies is highly speculative and involves a high degree of risk of credit loss. These risks are likely to increase during volatile economic periods, as the U.S. and many other economies have experienced. See "Risks Relating to our Investments."

We are dependent upon Apollo Investment Management's key personnel for our future success and upon their access to AGM's investment professionals and partners.

We depend on the diligence, skill and network of business contacts of the senior management of AIM specifically and AGM generally. Members of our senior management may depart at any time. We also depend, to a significant extent, on AIM's access to the investment professionals and partners of AGM and the information and deal flow generated by the AGM investment professionals in the course of their investment and portfolio management activities. The senior management of AIM evaluates, negotiates, structures, closes and monitors our investments. Our future success depends on the continued service of senior members of AGM's credit platform, including the senior management team of AIM. The departure of our senior management, any senior managers of AIM, or of a significant number of the investment professionals or partners of AGM, could have a material adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that AIM will remain our Investment Adviser or that we will continue to have access to AGM's partners and investment professionals or its information and deal flow.

Our financial condition and results of operations depend on our ability to manage future growth effectively.

Our ability to achieve our investment objective depends, in part, on our ability to grow, which depends, in turn, on AIM's ability to identify, invest in and monitor companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of AIM's structuring of the investment process, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. The senior management team of AIM has substantial responsibilities under the investment advisory management agreement, and with respect to certain members, in connection with their roles as officers of other AGM funds.

They may also be called upon to provide managerial assistance to our portfolio companies. These demands on their time may distract them or slow the rate of investment. In order to grow, we and AIM may need to hire, train, supervise and manage new employees. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive market for investment opportunities.

A number of entities compete with us to make the types of investments that we make. We compete with public and private funds, commercial and investment banks, commercial financing companies, other BDCs and, to the extent they provide an alternative form of financing, private equity funds. Competition for investment opportunities intensifies from time to time and may intensify further in the future. Some of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions and valuation requirements that the 1940 Act imposes on us as a BDC and that the Code imposes on us as a RIC. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this existing and potentially increasing competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.

We do not seek to compete primarily based on the interest rates we offer, and we believe that some of our competitors make loans with interest rates that are comparable to or lower than the rates we offer.

We may lose investment opportunities if we do not match our competitors' pricing, terms and structure. The loss of such investment opportunities may limit our ability to grow or cause us to have to shrink the size of our portfolio, which could decrease our earnings. If we match our competitors' pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss.

Any failure on our part to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

We will be subject to corporate-level income tax if we are unable to maintain our status as a RIC.

To maintain our RIC status under the Code, we must meet certain source-of-income, asset diversification and annual distribution requirements. The annual distribution requirement for a RIC generally is satisfied if we distribute at least 90% of our "investment company taxable income" (generally, our ordinary income and the excess, if any, of our net short-term capital gains over our net long-term capital losses), if any, to our stockholders on an annual basis. To the extent we use debt financing, we are subject to certain asset coverage ratio requirements and other financial covenants under loan and credit agreements, and could in some circumstances also become subject to such requirements under the 1940 Act, that could, under certain circumstances, restrict us from making distributions necessary to maintain our status as a RIC. If we are unable to obtain cash from other sources, we may fail to maintain our status as a RIC and, thus, may be subject to corporate-level income tax. To maintain our status as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments are in private companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to maintain our status as a RIC for any reason and become subject to corporate-level income tax, the resulting corporate-level taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and our stockholders.

To maintain our status as a RIC in a subsequent year, we would be required to distribute to our stockholders our earnings and profits attributable to non-RIC years. In addition, if we failed to maintain our status as a RIC for a period greater than two taxable years, then we would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of five years, in order to qualify as a RIC in a subsequent year.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as original issue discount ("OID"), which may arise if, for example, we receive warrants in connection with the making of a loan or payment-in-kind interest, which represents contractual interest added to the loan balance and typically due at the end of the loan term, or possibly in other circumstances. Such OID is included in income before we receive any corresponding cash payments and could be significant relative to our overall investment activities. Loans structured with these features may represent a higher level of credit risk than loans the interest on which must be paid in cash at regular intervals. We also may be required to include in income certain other amounts that we do not receive in cash.

The incentive fee payable by us that relates to our net investment income is computed and paid on income that may include some interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. Consequently, while we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a formal clawback right against our Investment Adviser per se, the amount of accrued income written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period's incentive fee payment.

Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the tax requirement to distribute at least 90% of our investment company taxable income to maintain our status as a RIC. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations in order to meet distribution and/or leverage requirements.

Regulations governing our operation as a BDC affect our ability to raise, and the way in which we raise, additional capital.

We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as "senior securities," up to the maximum amount permitted by the 1940 Act. As a BDC, we currently are required to meet an asset coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock we may issue in the future, of at least 200%. This means that for every $100 of net assets, we may raise $100 from senior securities, such as borrowings or issuing preferred stock. If this ratio declines below 200%, the contractual arrangements governing these securities may require us to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. On March 23, 2018, the President signed into law the SBCAA, which included various changes to regulations under the federal securities laws that impact BDCs, including changes to the 1940 Act to allow BDCs to decrease their asset coverage requirement to 150% from 200% under certain circumstances. On April 4, 2018, the Board of Directors approved the application of the modified asset coverage requirements for the Company. Accordingly, effective April 4, 2019, for every $100 of net assets, we may raise $200 from senior securities, such as borrowings or issuing preferred stock. As of April 4, 2019, if the asset coverage ratio declines below 150%, the contractual arrangements governing these securities may require us to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

BDCs may issue and sell common stock at a price below net asset value per share only in limited circumstances, one of which is during the one-year period after stockholder approval. In the past, our stockholders have approved a plan so that during the subsequent 12 month period we could, in one or more public or private offerings of our common stock, sell or otherwise issue shares of our common stock at a price below the then current net asset value per share, subject to certain conditions including parameters on the level of permissible dilution, approval of the sale by a major1ity of our independent directors and a requirement that the sale price be not less than approximately the market price of the shares of our common stock at specified times, less the expenses of the sale. Although we currently do not have such authority, we may in the future seek to receive such authority on terms and conditions set forth in the corresponding proxy statement. There is no assurance such approvals will be obtained.

In the event we sell, or otherwise issue, shares of our common stock at a price below net asset value per share, existing stockholders will experience net asset value dilution and the investors who acquire shares in such offering may thereafter experience the same type of dilution from subsequent offerings at a discount. For example, if we sell an additional 10% of our common shares at a 5% discount from net asset value, a stockholder who does not participate in that offering for its proportionate interest will suffer net asset value dilution of up to 0.5% or $5 per $1,000 of net asset value.

In addition to issuing securities to raise capital as described above, we may in the future securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly-owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect would be willing to accept a substantially lower interest rate than the loans earn. We would retain all or a portion of the equity in the securitized pool of loans. Our retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses. An inability to successfully securitize our loan portfolio could limit our ability to grow our business and fully execute our business strategy and adversely affect our earnings, if any. Moreover, the successful securitization of our loan portfolio might expose us to losses as the residual loans in which we do not sell interests will tend to be those that are riskier and more apt to generate losses.

We currently use borrowed funds to make investments and are exposed to the typical risks associated with leverage.

We are exposed to increased risk of loss due to our use of debt to make investments. A decrease in the value of our investments will have a greater negative impact on the value of our common stock than if we did not use debt. Our ability to make distributions will be restricted if we fail to satisfy certain of our asset coverage ratios and other financial covenants and any amounts that we use to service our indebtedness are not available for distributions to our common stockholders.

The agreements governing certain of our debt instruments require us to comply with certain financial and operational covenants. These covenants require us to, among other things, maintain certain financial ratios, including asset coverage and minimum stockholders' equity. As of December 31, 2022, we were in compliance with these covenants. However, our continued compliance with these covenants depends on many factors, some of which are beyond our control. In the event of deterioration in the capital markets and pricing levels subsequent to this period, net unrealized loss in our portfolio may increase in the future. Absent an amendment to our senior secured credit facility, continued unrealized loss in our investment portfolio could result in non-compliance with certain covenants.

Accordingly, there are no assurances that we will continue to comply with these covenants. Failure to comply with these covenants would result in a default which, if we were unable to obtain a waiver from the debt holders, could accelerate repayment under the instruments and thereby have a material adverse impact on our liquidity, financial condition, results of operations and ability to make distributions.

Our current and future debt securities are and may be governed by an indenture or other instrument containing covenants restricting our operating flexibility. We, and indirectly our stockholders, bear the cost of issuing and servicing such securities. Any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock.

We fund a portion of our investments with borrowed money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

Borrowings and other types of financing, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our securities. Our lenders and debt holders have fixed dollar claims on our assets that are superior to the claims of our common stockholders or any preferred stockholders. If the value of our assets increases, then leveraging would cause the net asset value to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of consolidated interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our common stockholders. Leverage is generally considered a speculative investment technique.

Effective April 4, 2019, we are allowed to borrow amounts such that our asset coverage, as calculated pursuant to the 1940 Act, equals at least 150% after such borrowing. (i.e., we would be able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). Accordingly, our interest expense as a percentage of our total assets will be higher if we use increased leverage as permitted under our modified asset coverage requirement.

As of December 31, 2022, we had approximately $1,012.5 million of outstanding borrowings under our senior secured credit facility, $350.0 million in aggregate amount outstanding of the 2025 Notes and $125.0 million aggregate principal amount of our 2026 Notes. In order for us to cover our annual interest payments on our outstanding indebtedness at December 31, 2022, we must achieve annual returns on our December 31, 2022 total assets of at least 3.49%. The weighted average stated interest rate charged on our principal amount of outstanding indebtedness as of December 31, 2022 was 5.93%. We intend to continue borrowing under our senior secured credit facility in the future and we may increase the size of it or issue additional debt securities or other evidences of indebtedness (although there can be no assurance that we will be successful in doing so). For more information on our indebtedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations- Financial Condition, Liquidity and Capital Resources." Our ability to service our debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. The amount of leverage that we employ at any particular time will depend on our Investment Adviser's and our board of directors' assessments of market and other factors at the time of any proposed borrowing.

Our senior secured credit facility, the 2025 Notes and the 2026 Notes impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC. A failure to renew our senior secured credit facility or to add new or replacement debt facilities or to issue additional debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition and results of operations.

The following table illustrates the effect on return to a holder of our common stock of the leverage created by our use of borrowing at the weighted average stated interest rate of 5.93% as of December 31, 2022, together with (a) our total value of net assets as of December 31, 2022; (b) approximately $1,487.5 million in aggregate principal amount of indebtedness outstanding as of December 31, 2022 and (c) hypothetical annual returns on our portfolio of minus 10% to plus 10%.

Assumed Return on Portfolio (Net of Expenses) (1)	(10)%	(5)%	—%	5%	10%
Corresponding Return to Common Stockholders (2)	(34)%	(22)%	(9)%	4%	17%

(1)   The assumed portfolio return is required by SEC regulations and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table. Pursuant to SEC regulations, this table is calculated as of December 31, 2022. As a result, it has not been updated to take into account any changes in assets or leverage since December 31, 2022.

(2)   In order to compute the "Corresponding Return to Common Stockholders," the "Assumed Return on Portfolio" is multiplied by the total value of our assets at December 31, 2022 to obtain an assumed return to us. From this amount, the interest expense (calculated by multiplying the weighted average stated interest rate of 5.93% by the approximately $1,487.5 million of principal debt outstanding) is subtracted to determine the return available to stockholders. The return available to stockholders is then divided by the total value of our net assets as of December 31, 2022 to determine the "Corresponding Return to Common Stockholders."

Effective April 4, 2019, our asset coverage requirement was reduced from 200% to 150%, which may increase the risk of investing with us.

On April 4, 2018, our Board of Directors, including a "required majority" of our Board of Directors, approved the application of the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act, as amended by the SBCAA. As a result, effective April 4, 2019, our asset coverage requirement applicable to senior securities was reduced from 200% to 150% (i.e., the revised regulatory leverage limitation permits BDCs to double the amount of borrowings, such that we would be able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us), and the risks associated with an investment in us may have increased.

We may in the future determine to fund a portion of our investments with preferred stock, which would magnify the potential for gain or loss and the risks of investing in us in the same way as our borrowings.

Preferred stock, which is another form of leverage, has the same risks to our common stockholders as borrowings because the dividends on any preferred stock we issue must be cumulative. Payment of such dividends and repayment of the liquidation preference of such preferred stock must take preference over any dividends or other payments to our common stockholders, and preferred stockholders are not subject to any of our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference.

Changes in interest rates may affect our cost of capital and net investment income.

Because we borrow money, and may issue preferred stock to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds or pay dividends on preferred stock and the rate at which we invest these funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds would increase except to the extent we have issued fixed rate debt or preferred stock, which could reduce our net investment income. Our long-term fixed-rate investments are generally financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act and applicable commodities laws. Interest rate hedging activities do not protect against credit risk.

We have analyzed the potential impact of changes in interest rates on interest income net of interest expense. Assuming no changes to our balance sheet as of December 31, 2022, a hypothetical one percent increase in LIBOR on our floating rate assets and liabilities would Increase our earnings by thirteen cents per average share over the next twelve months. Assuming no changes to our balance sheet as of December 31, 2022, a hypothetical two percent increase in LIBOR on our floating rate assets and liabilities would increase our earnings by twenty six cents per average share over the next twelve months. Assuming no changes to our balance sheet as of December 31, 2022, a hypothetical three percent increase in LIBOR on our floating rate assets and liabilities would increase our earnings by thirty nine cents per average share over the next twelve months. Assuming no changes to our balance sheet as of December 31, 2022, a hypothetical four percent increase in LIBOR on our floating rate assets and liabilities would increase our earnings by fifty two cents per average share over the next twelve months. Assuming no changes to our balance sheet as of December 31, 2022, a hypothetical one percent decrease in LIBOR on our floating rate assets and liabilities would decrease our earnings by thirteen cents per average share over the next twelve months. In addition, we believe that our interest rate matching strategy and our ability to hedge mitigates the effects any changes in interest rates may have on our investment income. Although management believes that this is indicative of our sensitivity to interest rate changes, it does not adjust for potential changes in credit quality, size and composition of the assets on the balance sheet and other business developments that could affect net increase or decrease in net assets resulting from operations, or net income. Accordingly, no assurances can be given that actual results would not differ materially from the potential outcome simulated by this estimate.

A portion of our floating rate investments may include features such as LIBOR floors. To the extent we invest in credit instruments with LIBOR floors, we may lose some of the benefits of incurring leverage. Specifically, if we issue preferred stock or debt (or otherwise borrow money), our costs of leverage will increase as rates increase. However, we may not benefit from the higher coupon payments resulting from increased interest rates if our investments in LIBOR floors and rates do not rise to levels above the LIBOR floors. In this situation, we will experience increased financing costs without the benefit of receiving higher income. This in turn may result in the potential for a decrease in the level of income available for dividends or distributions made by us.

You should also be aware that a change in the general level of interest rates can be expected to lead to a change in the interest rates we receive on many of our debt investments. Accordingly, a change in interest rates could make it easier for us to meet or exceed the performance threshold and may result in a substantial increase in the amount of incentive fees payable to our Investment Adviser with respect to pre-incentive fee net investment income.

As of December 31, 2021, all non-U.S. dollar LIBOR publications have been phased out. The phase out of a majority of the U.S. dollar publications is delayed until June 30, 2023. SOFR appears to be the preferred alternative replacement rate for U.S. dollar LIBOR, but there is no guarantee SOFR will become the dominant alternative. See "The interest rates of some of our floating-rate loans to our portfolio companies may be priced using a spread over LIBOR, which is being phased out."

Our business requires a substantial amount of capital to grow because we must distribute most of our income.

Our business requires a substantial amount of capital. We have issued equity securities and have borrowed from financial institutions. A reduction in the availability of new capital could limit our ability to grow. We must distribute at least 90% of our investment company taxable income to maintain our RIC status. As a result, any such cash earnings may not be available to fund investment originations. We expect to continue to borrow from financial institutions and issue additional debt and equity securities. If we fail to obtain funds from such sources or from other sources to fund our investments, it could limit our ability to grow, which may have an adverse effect on the value of our securities. In addition, as a BDC, our ability to borrow or issue additional preferred stock may be restricted if our total assets are less than 150% of our total borrowings and preferred stock.

Many of our portfolio investments are recorded at fair value as determined in good faith by the Investment Advisor and under the direction of our Board of Directors and, as a result, there is uncertainty as to the value of our portfolio investments.

A large percentage of our portfolio investments are not publicly traded. The fair value of these investments may not be readily determinable. We value these investments quarterly at fair value (based on ASC 820, its corresponding guidance and the principal markets in which these investments trade) as determined in good faith by the Investment Advisor and under the direction of our Board of Directors pursuant to a written valuation policy and a consistently applied valuation process utilizing the input of our Investment Adviser, independent valuation firms, third party pricing services and the Audit Committee of the Board of Directors. Our Board of Directors utilizes the services of independent valuation firms to aid it in determining the fair value of these investments. The types of factors that may be considered in fair value pricing of these investments include the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to more liquid securities, indices and other market-related inputs, discounted cash flow, our principal market and other relevant factors. For these securities for which a quote is either not readily available or deemed not to represent fair value, we utilize independent valuation firms to assist with valuation of these Level 3 investments. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a readily available market for these investments existed and may differ materially from the amounts we realize on any disposition of such investments. Our net asset value could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon the disposal of such investments. In addition, decreases in the market values or fair values of our investments are recorded as unrealized loss. Unprecedented declines in prices and liquidity in the corporate debt markets have resulted in significant net unrealized loss in our portfolio, as well as a reduction in NAV, in the past. Depending on market conditions, we could incur substantial realized losses and may continue to suffer additional unrealized losses in future periods, which could have a material adverse impact on our business, financial condition and results of operations.

The lack of liquidity in our investments may adversely affect our business.

We generally make investments in private companies. Substantially all of these securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. Furthermore, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or an affiliated manager of AGM has material non-public information regarding such portfolio company.

We may experience fluctuations in our periodic results.

We could experience fluctuations in our periodic operating results due to a number of factors, including the interest rates payable on the debt securities we acquire, the default rate on such securities, the level of our expenses (including the interest rates payable on our borrowings), the dividend rates on preferred stock we issue, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from knowingly participating in certain transactions with certain of our affiliates without the prior approval of our independent directors and, in some cases, of the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any security (other than our securities) from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors and, in some cases, of the SEC. We are prohibited from buying or selling any security from or to any person who owns more than 25% of our voting securities or certain of that person's affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC through an exemptive order (the "Order") (other than in certain limited situations pursuant to current regulatory guidance). The analysis of whether a particular transaction constitutes a joint transaction requires a review of the relevant facts and circumstances then existing. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates.

Under the terms of the Order, a "required majority" (as defined in Section 57(o) of the 1940 Act) of our independent directors must be able to reach certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our stockholders and is consistent with our Board of Directors approved criteria. In certain situations where co-investment with one or more funds managed by AIM or its affiliates is not covered by the Order, the personnel of AIM or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on allocation policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.

There are significant potential conflicts of interest which could adversely affect our investment returns.

Allocation of Personnel

Potential investment and disposition opportunities are generally approved by one or more investment committees composed of personnel across AGM including Messrs. Widra, Powell, and Ryan and/or by all or a majority of Messrs. Widra, Powell and Ryan depending on the underlying investment type and/or the amount of such investment. Our executive officers and directors, and the partners of our Investment Adviser, AIM, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. Moreover, we note that, notwithstanding the difference in principal investment objectives between us and other AGM funds, such other AGM sponsored funds, including new affiliated potential pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by AGM or AIM itself), have and may from time to time have overlapping investment objectives with us and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by us. To the extent such other investment vehicles have overlapping investment objectives, the scope of opportunities otherwise available to us may be adversely affected and/or reduced. As a result, certain partners of AIM may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other AGM funds. In addition, in the event such investment opportunities are allocated among us and other investment vehicles managed or sponsored by, or affiliated with, AIM our desired investment portfolio may be adversely affected. Although AIM endeavors to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in certain investments made by investment funds managed by AIM or investment managers affiliated with AIM.

No Information Barriers

There are no information barriers amongst AGM and certain of its affiliates. If AIM were to receive material non-public information about a particular company, or have an interest in investing in a particular company, AGM or certain of its affiliates may be prevented from investing in such company. Conversely, if AGM or certain of its affiliates were to receive material non-public information about a particular company, or have an interest in investing in a particular company, we may be prevented from investing in such company.

This risk may affect us more than it does other investment vehicles, as AIM generally does not use information barriers that many firms implement to separate persons who make investment decisions from others who might possess material, non-public information that could influence such decisions. AIM's decision not to implement these barriers could prevent its investment professionals from undertaking certain transactions such as advantageous investments or dispositions that would be permissible for them otherwise. In addition, AIM could in the future decide to establish information barriers, particularly as its business expands and diversifies.

Co-Investment Activity and Allocation of Investment Opportunities

In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the SEC permitting us to do so. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.

AGM and its affiliated investment managers, including AIM, may determine that an investment is appropriate both for us and for one or more other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We may make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. AGM has adopted allocation procedures that are intended to ensure that each fund or account managed by AGM or certain of its affiliates ("Apollo-advised funds") is treated in a manner that, over time, is fair and equitable. Allocations generally are made pro rata based on order size. In certain circumstances, the allocation policy provides for the allocation of investments pursuant to a predefined arrangement that is other than pro rata. As a result, in situations where a security is appropriate for us but is limited in availability, we may receive a lower allocation than may be desired by our portfolio managers or no allocation if it is determined that the investment is more appropriate for a different Apollo-advised fund because of its investment mandate. Investment opportunities may be allocated on a basis other than pro rata to the extent it is done in good faith and does not, or is not reasonably expected to, result in an improper disadvantage or advantage to one participating Apollo-advised fund as compared to another participating Apollo-advised fund.

In the event investment opportunities are allocated among us and other Apollo-advised funds, we may not be able to structure our investment portfolio in the manner desired. Although AGM endeavors to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in certain investments made by other Apollo-advised funds or portfolio managers affiliated with AIM. Furthermore, we and the other Apollo-advised funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by us and such other Apollo-advised funds. When this occurs, the various prices may be averaged, and we will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to our disadvantage. In addition, under certain circumstances, we may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.

It is possible that other Apollo-advised funds may make investments in the same or similar securities at different times and on different terms than we do. From time to time, we and the other Apollo-advised funds may make investments at different levels of an issuer's capital structure or otherwise in different classes of an issuer's securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding us may benefit such other Apollo-advised funds. For example, the sale of a long position or establishment of a short position by us may impair the price of the same security sold short by (and therefore benefit) one or more Apollo-advised funds, and the purchase of a security or covering of a short position in a security by us may increase the price of the same security held by (and therefore benefit) one or more Apollo-advised funds. In these circumstances AIM and its affiliates will seek to resolve each conflict in a manner that is fair to the various clients involved in light of the totality of the circumstances. In some cases the resolution may not be in our best interests.

AGM and its clients may pursue or enforce rights with respect to an issuer in which we have invested, and those activities may have an adverse effect on us. As a result, prices, availability, liquidity and terms of our investments may be negatively impacted by the activities of AGM or its clients, and transactions for us may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.

Fees and Expenses

In the course of our investing activities, we pay management and incentive fees to AIM, and reimburse AIM for certain expenses it incurs. As a result, investors in our common stock invest on a "gross" basis and receive distributions on a "net" basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through direct investments. As a result of this arrangement, there may be times when the management team of AIM has interests that differ from those of our common stockholders, giving rise to a conflict.

Effective April 4, 2019, we are allowed to borrow amounts such that our asset coverage, as calculated pursuant to the 1940 Act, equals at least 150% after such borrowing (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). Accordingly, the Investment Adviser may have conflicts of interest in connection with decisions to use increased leverage permitted under our modified asset coverage requirement applicable to senior securities, as the incurrence of such additional indebtedness would result in an increase in the base management fees payable to the Investment Adviser and may also result in an increase in the income based fees and capital gains incentive fees payable to the Investment Adviser.

AIM receives a quarterly incentive fee based, in part, on our pre-incentive fee income, if any, for the immediately preceding calendar quarter. This incentive fee will not be payable to AIM unless the pre-incentive net investment income exceeds the performance threshold. To the extent we or AIM are able to exert influence over our portfolio companies, the quarterly pre-incentive fee may provide AIM with an incentive to induce our portfolio companies to prepay interest or other obligations in certain circumstances.

Allocation of Expenses

We have entered into a royalty-free license agreement with AGM, pursuant to which AGM has agreed to grant us a non-exclusive license to use the name "MidCap Financial". Under the license agreement, we have the right to use the "MidCap Financial" name for so long as AIM or one of its affiliates remains the Investment Adviser. In addition, we rent office space from AIA, an affiliate of AIM, and pay AIA our allocable portion of overhead and other expenses incurred by AIA in performing its obligations under the administration agreement, including our allocable portion of the compensation, rent and other expenses of our Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer and their respective staffs, which can create conflicts of interest that our Board of Directors must monitor.

In the past following periods of volatility in the market price of a company's securities, securities class action litigation has, from time to time, been brought against that company.

If our stock price fluctuates significantly, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

To the extent OID and PIK interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.

Our investments may include OID and PIK interest arrangements, which represents contractual interest added to a loan balance and due at the end of such loan's term. To the extent OID or PIK interest constitute a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

- The higher interest rates of OID and PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and OID and PIK instruments generally represent a significantly higher credit risk than coupon loans.

- Even if the accounting conditions for income accrual are met, the borrower could still default when our actual collection is supposed to occur at the maturity of the obligation.

- OID and PIK instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. OID and PIK income may also create uncertainty about the source of our cash distributions.

- Capitalizing PIK interest to loan principal increases our gross assets, thus increasing our Investment Adviser's future base management fees, and increases future investment income, thus increasing our Investment Adviser's future income incentive fees at a compounding rate.

- Market prices of zero-coupon or PIK securities may be affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash.

- For accounting purposes, any cash distributions to stockholders representing OID and PIK income are not designated as paid-in capital, even if the cash to pay them derives from offering proceeds. As a result, despite the fact that a distribution representing OID and PIK income could be paid out of amounts invested by our stockholders, the 1940 Act does not require that stockholders be given notice of this fact by reporting it as a return of capital.

Changes in the laws or regulations governing our business or the businesses of our portfolio companies and any failure by us or our portfolio companies to comply with these laws or regulations, could negatively affect the profitability of our operations or of our portfolio companies.

We are subject to changing rules and regulations of federal and state governments, as well as the stock exchange on which our common stock is listed. These entities, including the Public Company Accounting Oversight Board, the SEC and the NASDAQ Global Select Market, have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years and continue to develop additional regulations. In particular, changes in the laws or regulations or the interpretations of the laws and regulations that govern BDCs, RICs or non-depository commercial lenders could significantly affect our operations and our cost of doing business. We are subject to federal, state and local laws and regulations and are subject to judicial and administrative decisions that affect our operations, including our loan originations, maximum interest rates, fees and other charges, disclosures to portfolio companies, the terms of secured transactions, collection and foreclosure procedures and other trade practices. If these laws, regulations or decisions change, or if we expand our business into jurisdictions that have adopted more stringent requirements than those in which we currently conduct business, we may have to incur significant expenses in order to comply, or we might have to restrict our operations. In addition, if we do not comply with applicable laws, regulations and decisions, we may lose licenses needed for the conduct of our business and be subject to civil fines and criminal penalties, any of which could have a material adverse effect upon our business, financial condition and results of operations.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Maryland General Corporation Law, our charter and our bylaws contain provisions that may discourage, delay or make more difficult a change in control or the removal of our directors. We are subject to Subtitle 6 of Title 3 of the Maryland General Corporate Law, the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our Board of Directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our Board of Directors, including approval by a majority of our disinterested directors. If the resolution exempting business combinations is repealed or our Board of Directors does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. We are subject to Subtitle 7 of Title 3 of the Maryland General Corporate Law, the Maryland Control Share Acquisition Act. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our common stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such an offer. We intend to give the SEC prior notice should our Board of Directors elect to amend our bylaws to repeal the exemption from the Control Share Acquisition Act.

We have also adopted other measures that may make it difficult for a third party to obtain control of us, including provisions of our charter classifying our Board of Directors in three classes serving staggered three-year terms, and provisions of our charter authorizing our Board of Directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our charter, without stockholder approval, to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

We may choose to pay dividends in our own common stock, in which case you may be required to pay federal income taxes in excess of the cash dividends you receive.

We may distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder. The Internal Revenue Service has issued guidance on cash/stock dividends paid by publicly traded RICs where certain requirements are satisfied, including that the cash component is at least 20%. Stockholders receiving such dividends will be required to include the full amount of the dividend (including the portion payable in stock) as ordinary income (or, in certain circumstances, long-term capital gain) to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. It is unclear whether and to what extent we would choose to pay taxable dividends in cash and common stock.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm (when undertaken, as noted below), may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors and lenders to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We and our portfolio companies may experience cyber security incidents and are subject to cyber security risks.

Our business and the business of our portfolio companies relies upon secure information technology systems for data processing, storage and reporting. Despite careful security and controls design, implementation and updating, our and our portfolio company's information technology systems could become subject to cyber-attacks. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through "hacking", malicious software coding, social engineering or "phishing" attempts) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of service attacks on websites (i.e., efforts to make network services unavailable to intended users). Our employees and the Investment Adviser's employees have been and expect to continue to be the target of fraudulent calls, emails and other forms of activities. Network, system, application and data breaches could result in operational disruptions or information misappropriation, which could have a material adverse effect on our business, results of operations and financial condition or the business, results of operations and financial conditions of our portfolio companies.

Cyber security failures or breaches by the Investment Adviser and other service providers (including, but not limited to, accountants, custodians, transfer agents and administrators), and the issuers of securities in which we invest, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with our ability to calculate its net asset value, impediments to trading, the inability of our stockholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While we have established a business continuity plan in the event of, and risk management systems to prevent, such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, we cannot control the cyber security plans and systems put in place by our service providers and issuers in which we invest. We and our stockholders could be negatively impacted as a result. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. In addition, cyber-security has become a top priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.

The failure in cyber security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning could impair our ability to conduct business effectively.

The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of our managers were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, we may experience threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, and/or regulatory penalties.

We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends.

Our business is dependent on our Investment Adviser and third parties' communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control and adversely affect our business. There could be:

- sudden electrical or telecommunications outages;

- natural disasters such as earthquakes, tornadoes and hurricanes;

- disease pandemics;

- events arising from local or larger scale political or social matters, including terrorist acts; and

- cyber-attacks.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.

The effect of global climate change may impact the operations of our portfolio companies.

There is evidence of global climate change. Climate change creates physical and financial risk and some of our portfolio companies may be adversely affected by climate change. For example, the needs of customers of energy companies vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, energy use could increase or decrease depending on the duration and magnitude of any changes. Increased energy use due to weather changes may require additional investments by our portfolio companies engaged in the energy business in more pipelines and other infrastructure to serve increased demand. Increases in the cost of energy also could adversely affect the cost of operations of our portfolio companies if the use of energy products or services is material to their business. A decrease in energy use due to weather changes may affect some of our portfolio companies' financial condition, through decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions. Energy companies could also be affected by the potential for lawsuits against or taxes or other regulatory costs imposed on greenhouse gas emitters, based on links drawn between greenhouse gas emissions and climate change.

Our Investment Adviser and Administrator have the right to resign on 60 days' notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our business, financial condition and results of operations.

Our Investment Adviser and Administrator have the right, under our investment management agreement and administration agreement, respectively, to resign at any time upon not less than 60 days' written notice, whether we have found a replacement or not. If our Investment Adviser or our Administrator resigns, we may not be able to find a replacement or hire internal management or administration with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our business, financial condition and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment activities or our internal administration activities, as applicable, is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Investment Adviser and its affiliates or our Administrator and its affiliates. Even if we are able to retain comparable management or administration, whether internal or external, the integration of such management or administration and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition and results of operations.

The Company's investment adviser sources originated loans from MidCap FinCo Designated Activity Company ("MidCap FinCo"). MidCap FinCo's success in originating loans depends to a significant extent on the services provided by its personnel and the personnel of its manager. If MidCap FinCo and its manager are unsuccessful in originating loans, the Company's ability to reach its investment objectives may be adversely affected.

MidCap FinCo is discretionarily managed by Apollo Capital Management, L.P., an affiliate of our Investment Advisor. As a result, MidCap FinCo is currently under common control with us. Additionally, MidCap FinCo originates a significant amount of senior secured first lien loans in which we participate pursuant to our co-investment order. Our Investment Adviser reviews, evaluates and negotiates, as applicable, each such potential investment to ensure it is appropriate for us. While Apollo's investment management relationship with MidCap FinCo currently allows us to access MidCap FinCo's origination volume, Apollo and MidCap FinCo are distinct and separate legal entities with different businesses and interests. Thus, if MidCap FinCo were to terminate its investment management agreement with Apollo, we may no longer have the same access to MidCap FinCo's origination volume. MidCap FinCo is not an investment adviser, subadviser or fiduciary to us or to our Investment Adviser. MidCap FinCo is not obligated to take into account our interests (or those of other potential participants in its originations) when originating loans across its platform. Various factors, including its ability to retain and attract personnel with origination experience, relationships and expertise, will affect MidCap FinCo's business. There can be no guarantee that MidCap FinCo will continue to originate loans at its historic levels of quality or volume.

Risks Relating to our Investments

Our investments in portfolio companies are risky, and we could lose all or part of our investment.

Investment in middle-market companies is speculative and involves a number of significant risks including a high degree of risk of credit loss. Middle-market companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment. In addition, they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns. Middle-market companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us. Middle-market companies also generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and our Investment Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

Investments in the energy sector are subject to many risks.

We have made certain investments in and relating to the energy sector. The operations of energy companies are subject to many risks inherent in the transporting, processing, storing, distributing, mining or marketing of natural gas, natural gas liquids, crude oil, coal, refined petroleum products or other hydrocarbons, or in the exploring, managing or producing of such commodities, including, without limitation: damage to pipelines, storage tanks or related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters or by acts of terrorism, inadvertent damage from construction and farm equipment, leaks of natural gas, natural gas liquids, crude oil, refined petroleum products or other hydrocarbons, and fires and explosions. These risks could result in substantial losses due to personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage, and may result in the curtailment or suspension of their related operations, any and all of which could adversely affect our portfolio companies in the energy sector. In addition, the energy sector has experienced significant volatility at times, which may occur in the future, and which could negatively affect the returns on any investment made by the Company in this sector. In addition, valuation of certain investments includes the probability weighting of future events which are outside of management's control. The final outcome of such events could increase or decrease the fair value of the investment in a future period.

Crude oil and natural gas prices are volatile. A substantial and/or extended decline in crude oil and natural gas prices could have a material adverse effect on some of our portfolio companies in the energy sector.

Crude oil and natural gas prices historically have been volatile and likely will continue to be volatile given current geopolitical conditions and the recent significant increase in oil prices during 2022. The prices for crude oil and natural gas are subject to a variety of factors beyond our control, such as the domestic and foreign supply of crude oil and natural gas; consumer demand for crude oil and natural gas, and market expectations regarding supply and demand. These factors and the volatility of the energy markets make it extremely difficult to predict price movements. Accordingly, our portfolio companies in the energy sector are at risk for the volatility in crude oil and natural gas prices. A prolonged increase or decline in crude oil and/or natural gas prices may have an adverse effect on our business, financial condition and/or operating results.

Cyclicality within the energy sector may adversely affect our business.

Industries within the energy sector are cyclical with fluctuations in commodity prices and demand for commodities driven by a variety of factors. The highly cyclical nature of the industries within the energy sector may lead to volatile changes in commodity prices, which may adversely affect the earnings of energy companies in which we may invest.

A prolonged continuation of depressed oil and natural gas prices could negatively impact the energy and power industry and energy-related investments within our investment portfolio.

A prolonged continuation of depressed oil and natural gas prices would adversely affect the credit quality and performance of certain of our debt and equity investments in energy and power and related companies. A decrease in credit quality and performance would, in turn, negatively affect the fair value of these investments, which would consequently negatively affect our net asset value. Should a prolonged period of depressed oil and natural gas prices occur, the ability of certain of our portfolio companies in the energy and power and related industries to satisfy financial or operating covenants imposed by us or other lenders may be adversely affected, which could, in turn, negatively impact their financial condition and their ability to satisfy their debt service and other obligations. Likewise, should a prolonged period of depressed oil and natural gas prices occur, it is possible that the cash flow and profit generating capacity of these portfolio companies could also be adversely affected thereby negatively impacting their ability to pay us dividends or distributions on our investments.

Commodities are subject to many risks that may adversely affect some of our portfolio companies.

The prices of commodities are subject to a variety of factors such as political and regulatory changes, seasonal variations, weather, technology and market conditions. These factors and the volatility of the commodities markets make it extremely difficult to predict price movements.

Accordingly, the commodities industry has experienced significant volatility at times, which may occur in the future, and which could negatively affect the returns on any investment made by the Company in this industry.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

The current macroeconomic environment is characterized by record-high inflation, supply chain challenges, labor shortages, high interest rates, foreign currency exchange volatility, volatility in global capital markets and growing recession risk. The risks associated with our and our portfolio companies' businesses are more severe during periods of economic slowdown or recession.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. See **"Certain of our portfolio companies' businesses could be adversely affected by the effects of health pandemics or epidemics, including the ongoing COVID-19 pandemic, which has had, and may continue to have, a negative impact on our and our portfolio companies' businesses and operations."**. Therefore, our non-performing assets may increase and the value of our portfolio may decrease during these periods if we are required to write down the values of our investments. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the portfolio company's ability to meet its obligations under the debt that we hold. We may incur additional expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

Our portfolio companies may be highly leveraged and a covenant breach by our portfolio companies may harm our operating results.

Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies' ability to finance their future operations and capital needs. As a result, these companies' flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company's income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company's ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to, among other things, lender liability or fraudulent conveyance claims.

We could, in certain circumstances, become subject to potential liabilities that may exceed the value of our original investment in a portfolio company that experiences severe financial difficulties. For example, we may be adversely affected by laws related to, among other things, fraudulent conveyances, voidable preferences, lender liability, and the bankruptcy court's discretionary power to disallow, subordinate or disenfranchise particular claims or re-characterize investments made in the form of debt as equity contributions.

If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy.

As a BDC, we may not acquire any assets other than "qualifying assets" unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments, if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could be found to be in violation of the 1940 Act provisions applicable to BDCs. This would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

Our portfolio contains a limited number of portfolio companies, which subjects us to a greater risk of significant loss if any of these companies defaults on its obligations under any of its debt securities.

A consequence of the limited number of investments in our portfolio is that the aggregate returns we realize may be significantly adversely affected if one or more of our significant portfolio company investments perform poorly or if we need to write down the value of any one significant investment. Beyond our income tax diversification requirements, we do not have fixed guidelines for diversification, and our portfolio could contain relatively few portfolio companies.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as "follow-on" investments, in order to: (1) increase or maintain in whole or in part our equity ownership percentage; (2) exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or (3) attempt to preserve or enhance the value of our investment.

We may elect not to make follow-on investments, may be constrained in our ability to employ available funds, or otherwise may lack sufficient funds to make those investments. We have the discretion to make any follow-on investments, subject to the availability of capital resources. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our concentration of risk, because we prefer other opportunities, or because we are inhibited by compliance with BDC requirements or the desire to maintain our tax status.

When we do not hold controlling equity interests in our portfolio companies, we may not be in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

We do not generally take controlling equity positions in our portfolio companies. To the extent that we do not hold a controlling equity interest in a portfolio company, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the stockholders and management of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity for the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company, and may therefore suffer a decrease in the value of our investments.

An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies, a dependence on the talents and efforts of only a few key portfolio company personnel and a greater vulnerability to economic downturns.

We have invested and will continue to invest primarily in privately-held companies. Generally, little public information exists about these companies, and we are required to rely on the ability of AIM's investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies.

If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. Also, privately-held companies frequently have less diverse product lines and smaller market presence than public company competitors, which often are larger. These factors could affect our investment returns.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We have invested and intend to invest primarily in mezzanine and senior debt securities issued by our portfolio companies. The portfolio companies usually have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

In addition, we may not be in a position to control any portfolio company by investing in its debt securities. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors.

Our incentive fee may induce AIM to make certain investments, including speculative investments.

The incentive fee payable by us to AIM may create an incentive for AIM to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to AIM is determined, which is calculated separately in two components as a percentage of the net investment income (subject to a performance threshold) and as a percentage of the realized gain on invested capital, may encourage our Investment Adviser to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our common stock, including investors in offerings of common stock, securities convertible into our common stock or warrants representing rights to purchase our common stock or securities convertible into our common stock. In addition, AIM receives the incentive fee based, in part, upon net capital gains realized on our investments. Unlike the portion of the incentive fee based on net investment income, there is no performance threshold applicable to the portion of the incentive fee based on net capital gains. As a result, AIM may have a tendency to invest more in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

The incentive fee payable by us to AIM also may create an incentive for AIM to invest on our behalf in instruments that have a deferred interest feature such as investments with PIK provisions. Under these investments, we would accrue the interest over the life of the investment but would typically not receive the cash income from the investment until the end of the term or upon the investment being called by the issuer. Our net investment income used to calculate the income portion of our incentive fee, however, includes accrued interest. The payment of incentive fees to AIM is made on accruals of expected cash interest. If a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. Thus, while a portion of this incentive fee would be based on income that we have not yet received in cash and with respect to which we do not have a formal claw-back right against our Investment Adviser per se, the amount of accrued income to the extent written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period's incentive fee payment. However, even if a loan is put on non-accrual status, its capitalized interest will not be reversed and may continue to be included in the calculation of the base management fee based on an estimation of the loan's fair value.

We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent we so invest, will bear our ratable share of any such investment company's expenses, including management and performance fees. We will also remain obligated to pay management and incentive fees to AIM with respect to the assets invested in the securities and instruments of other investment companies. With respect to each of these investments, each of our common stockholders will bear his or her share of the management and incentive fee of AIM as well as indirectly bearing the management and performance fees and other expenses of any investment companies in which we invest.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates that a portion of our investments may be in securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. These risks are likely to be more pronounced for investments in companies located in emerging markets and particularly for middle-market companies in these economies.

Although most of our investments are denominated in U.S. dollars, our investments that are denominated in a foreign currency are subject to the risk that the value of a particular currency may change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk or, that if we do, such strategies will be effective.

Hedging transactions may expose us to additional risks.

If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price. Our ability to engage in hedging transactions may also be adversely affected by recent rules adopted by the CFTC.

While we may enter into transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. Our ability to engage in hedging transactions may also be adversely affected by recent rules adopted by the CFTC. In addition, tax rules governing our transactions in hedging instruments may affect whether gains and losses recognized by us are treated as ordinary or capital, accelerate our recognition of income or gain, defer losses, and cause adjustments in our holding periods of securities, thereby affecting, among other things, whether capital gains and losses are treated as short-term or long-term. These rules could therefore affect the amount, timing and/or character of distributions to stockholders.

New market structure requirements applicable to derivatives could significantly increase the costs of utilizing over-the-counter ("OTC") derivatives.

The Dodd-Frank Act, as amended, made broad changes to the OTC derivatives market, granted significant new authority to the Commodity Futures Trading Commission, or CFTC, and the SEC to regulate OTC derivatives (swaps and security-based swaps) and participants in these markets.

These changes include, but are not limited to: requirements that many categories of the most liquid OTC derivatives (currently limited to specified interest rate swaps and index credit default swaps) be executed on qualifying, regulated exchanges and be submitted for clearing; real-time public and regulatory reporting of specified information regarding OTC derivative transactions; and enhanced documentation requirements and recordkeeping requirements. Margin requirements for uncleared OTC derivatives and position limits are also expected to be adopted by the CFTC and other regulators in the future. The CFTC has implemented mandatory clearing and exchange-trading of certain OTC derivatives contracts including many standardized interest rate swaps and credit default index swaps. The CFTC continues to approve contracts for central clearing. Exchange-trading and central clearing are expected to reduce counterparty credit risk by substituting the clearinghouse as the counterparty to a swap and increase liquidity, but exchange-trading and central clearing do not make swap transactions risk-free. Uncleared swaps, such as nondeliverable foreign currency forwards, are subject to certain margin requirements that mandate the posting and collection of minimum margin amounts. This requirement may result in the portfolio and its counterparties posting higher margin amounts for uncleared swaps than would otherwise be the case. Certain rules require centralized reporting of detailed information about many types of cleared and uncleared swaps. Reporting of swap data may result in greater market transparency, but may subject a portfolio to additional administrative burdens, and the safeguards established to protect trader anonymity may not function as expected.

While these changes are intended to mitigate systemic risk and to enhance transparency and execution quality in the OTC derivative markets, the impact of these changes is not known at this time. Furthermore, "financial end users," such as us, that enter into OTC derivatives that are not cleared will, pending finalization of the applicable regulations, generally be required to provide margin to collateralize their obligations under such derivatives. Under current proposed rules, the level of margin that would be required to be collected in connection with uncleared OTC derivatives is in many cases substantially greater than the level currently required by market participants or clearinghouses.

Lastly, future CFTC or SEC rulemakings to implement the Dodd-Frank Act requirements could potentially limit or completely restrict our ability to use certain instruments as a part of our investment strategy, increase the costs of using these instruments or make them less effective. The SEC has also indicated that it may adopt new policies on the use of derivatives by registered investment companies. Such policies could affect the nature and extent of our use of derivatives.

These changes could significantly increase the costs to us of utilizing OTC derivatives, reduce the level of exposure that we are able to obtain (whether for risk management or investment purposes) through OTC derivatives, and reduce the amounts available to us to make non-derivative investments. These changes could also impair liquidity in certain OTC derivatives and adversely affect the quality of execution pricing that we are able to obtain, all of which could adversely impact our investment returns. Furthermore, the margin requirements for cleared and uncleared OTC derivatives may require that AIM, in order to maintain its relief from the CFTC's CPO registration requirements, limit our ability to enter into hedging transactions or to obtain synthetic investment exposures, in either case adversely affecting our ability to mitigate risk.

Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited.

In August 2022, Rule 18f-4 under the Investment Company Act, regarding the ability of a BDC (or a registered investment company) to use derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions), became effective. Under the new rule, BDCs that make significant use of derivatives are required to operate subject to a value-at-risk leverage limit, adopt a derivatives risk management program and appoint a derivatives risk manager, and comply with various testing and board reporting requirements. These new requirements apply unless the BDC qualifies as a "limited derivatives user," as defined under the adopted rules. Under the new rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. We currently operate as a "limited derivatives user" which may limit our ability to use derivatives and/or enter into certain other financial contracts.

The effects of various environmental regulations may negatively affect the aviation industry and some of our portfolio companies.

The effects of various environmental regulations may negatively affect the airline industry. This may adversely affect some of our portfolio companies. Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant aircraft is registered and operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization ("ICAO") adopted a more stringent set of standards for noise levels which applies to engines manufactured or certified on or after January 1, 2006.

In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. Concerns over global warming also could result in more stringent limitations on the operation of aircraft.

The United States aviation industry is extensively regulated by government agencies, particularly the Federal Aviation Administration and the National Transportation Safety Board. New air travel regulations have been, and management anticipates will continue to be, implemented that could have a negative impact on airline and airport revenues. Continued increased regulations of the aviation industry, or a continued downturn in the aviation industry's economic situation, could have a material adverse effect on the Company.

European countries generally have relatively strict environmental regulations that can restrict operational flexibility and decrease aircraft productivity. The European Parliament has confirmed that all emissions from flights within the EU are subject to the EU's Emissions Trading Scheme ("ETS") requirement, even those emissions that are emitted outside of the EU. The EU suspended the enforcement of the ETS requirements for international flights outside of the EU due to a proposal issued by the ICAO in October 2013 to develop a global program to reduce international aviation emissions. In 2016, the ICAO passed a resolution adopting the Carbon Offsetting and Reduction Scheme for International Aviation ("CORSIA"), which is a global, market-based emissions offset program to encourage carbon-neutral growth beyond 2020. CORSIA is being implemented in phases beginning with a voluntary pilot which began in 2021 and will continue through 2023, in which countries may voluntarily participate, and full mandatory participation is scheduled to begin in 2027. ICAO continues to develop details regarding implementation, but compliance with CORSIA will increase operating costs for affected portfolio companies. Any of these regulations could limit the economic life of the aircraft and engines, reduce their value, limit our portfolio companies' ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require our portfolio companies to make significant additional investments in the aircraft and engines to make them compliant. In addition, compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause our portfolio companies to incur higher costs, thereby generating lower net revenues and resulting in an adverse impact on the financial condition of such portfolio companies.

Our investments in the healthcare and pharmaceutical services industry sector are subject to extensive government regulation and certain other risks particular to that industry.

We invest in healthcare and pharmaceutical services. Our investments in portfolio companies that operate in this sector are subject to certain significant risks particular to that industry. The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force our portfolio companies engaged in healthcare to change how they do business, restrict revenue, increase costs, change reserve levels and change business practices. Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and consummate some of their acquisitions and divestitures. Delays in obtaining or failing to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government's role in the healthcare arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry. In particular, health insurance reform, including The Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act of 2010, or Health Insurance Reform Legislation, could have a significant effect on our portfolio companies in this industry sector. As Health Insurance Reform Legislation is implemented, our portfolio companies in this industry sector may be forced to change how they do business. We can give no assurance that these portfolio companies will be able to adapt successfully in response to these changes. Any of these factors could materially adversely affect the operations of a portfolio company in this industry sector and, in turn, impair our ability to timely collect principal and interest payments owed to us.

Risks Relating to our Debt Instruments

Our senior secured credit facility begins amortizing in December 2024 and any inability to renew, extend or replace the facility could adversely impact our liquidity and ability to find new investments or maintain distributions to our stockholders.

The Company has a senior secured credit facility. Prior to November 19, 2022, total lender commitments were $1,810,000. As of December 31, 2022, total lender commitments were $1,763,829 and will decrease to $1,705,000 by no later than November 19, 2023 as non-extending lender commitments are paid down. The senior secured credit facility provides for, among other things, (a) expiration of the commitments on December 22, 2024 (b) maturity of December 22, 2025 and (c) a Minimum Shareholders' Equity covenant that the Company will not permit the Shareholders' Equity to be less than the greater of (x) 30% of assets and (y) $705 million plus 25% of the net proceeds of sale of common equity interests.

The senior secured credit facility remains secured by substantially all of the assets in the Company's portfolio, including cash and cash equivalents. Commencing December 31, 2024, the Company is required to repay, in twelve consecutive monthly installments of equal size, the outstanding amount under the senior secured credit facility as of December 22, 2024. In addition, the stated interest rate on the facility remains as a formula-based calculation based on a minimum borrowing base, resulting in a stated interest rate, depending on the type of borrowing, of (a) either LIBOR plus 1.75% per annum or LIBOR plus 2.00% per annum, or (b) either Alternate Base Rate plus 0.75% per annum or Alternate Base Rate plus 1% per annum. Alternate Base Rate means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate for such day plus 1/2 of 1% and (c) the rate per annum equal to 1% plus the rate appearing on Reuters Screen LIBOR01 Page at approximately 11:00 A.M., London time, on such day, for US Dollar deposits with a term of one month. As of December 31, 2022, the stated interest rate on the facility was LIBOR plus 2.00% or the Sterling Overnight Index Average ("SONIA") plus 2.00%. The Company is required to pay a commitment fee of 0.375% per annum on any unused portion of the senior secured credit facility and participation fees and fronting fees between 2.00% and 2.25% per annum on the letters of credit issued.

There can be no assurance that we will be able to renew, extend or replace the senior secured credit facility upon the termination of the lenders' obligations to make new loans or the senior secured credit facility's final maturity on terms that are favorable to us, if at all. Our ability to renew, extend or replace the senior secured credit facility will be constrained by then-current economic conditions affecting the credit markets. In the event that we are not able to renew, extend or replace the senior secured credit facility at the time of the termination of the lenders' obligations to make new loans or the senior secured credit facility's final maturity, this could have a material adverse effect on our liquidity and ability to fund new investments, our ability to make distributions to our stockholders and our ability to qualify as a RIC.

Our unsecured notes mature in 2025 and in 2026, and any inability to replace or repay our unsecured notes could adversely impact our liquidity and ability to fund new investments or maintain distributions to our stockholders.

On March 3, 2015, we issued $350 million aggregate principal amount of 5.250% senior unsecured notes due March 3, 2025 (the "2025 Notes").

On July 16, 2021, we issued $125 million aggregate principal amount of 4.500% senior unsecured notes due July 16, 2026 (the "2026 Notes").

There can be no assurance that we will be able to replace the 2025 Notes or the 2026 Notes upon their maturity on terms that are favorable to us, if at all. Our ability to replace the 2025 Notes or the 2026 Notes will be constrained by then-current economic conditions affecting the credit markets. In the event that we are not able to replace or repay the 2025 Notes or the 2026 Notes at the time of their maturity, this could have a material adverse effect on our liquidity and ability to fund new investments, our ability to make distributions to our stockholders and our ability to qualify as a RIC.

The trading market or market value of our debt securities may fluctuate.

Our publicly issued debt securities may or may not have an established trading market. We cannot assure you that a trading market for debt securities will ever develop or be maintained if developed. In addition to our creditworthiness, many factors may materially adversely affect the trading market for, and market value of, debt securities we may issue. These factors include, but are not limited to, the following:

- the time remaining to the maturity of these debt securities;

- the outstanding principal amount of debt securities with terms identical to these debt securities;

- the ratings assigned by national statistical ratings agencies

- the general economic market environment;

- the supply of debt securities trading in the secondary market, if any;

- the redemption or repayment features, if any, of these debt securities;

- the level, direction and volatility of market interest rates generally; and

- market rates of interest higher or lower than rates borne by the debt securities.

You should also be aware that there may be a limited number of buyers if and when you decide to sell your debt securities. This too may materially adversely affect the market value of the debt securities or the trading market for the debt securities.

Terms relating to redemption may materially adversely affect your return on any debt securities that we may issue.

If our noteholders' debt securities are redeemable at our option, we may choose to redeem your debt securities at times when prevailing interest rates are lower than the interest rate paid on your debt securities. In addition, if our noteholders' debt securities are subject to mandatory redemption, we may be required to redeem such debt securities also at times when prevailing interest rates are lower than the interest rate paid on such debt securities. In this circumstance, a noteholder may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the debt securities being redeemed.

Our credit ratings may not reflect all risks of an investment in our debt securities.

Our credit ratings are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the publicly issued debt securities.

Risks Relating to an Investment in our Common Stock

Investing in our securities involves a high degree of risk and is highly speculative.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive, therefore, an investment in our securities may not be suitable for someone with a low risk tolerance.

There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time and that investors in our debt securities may not receive all of the interest income to which they are entitled.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a BDC, we may in the future be limited in our ability to make distributions. Also, our revolving credit facility may limit our ability to declare dividends if we default under certain provisions or fail to satisfy certain other conditions. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of the tax benefits available to us as a RIC. In addition, in accordance with U.S. generally accepted accounting principles and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual payment-in-kind interest, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a RIC.

As a RIC, we will be subject to a 4% non-deductible federal excise tax on certain undistributed income unless we distribute in a timely manner for each calendar year an amount at least equal to the sum of (1) 98% of our ordinary income for that calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years. We will not be subject to excise taxes on amounts on which we are required to pay corporate income taxes (such as retained net capital gains). Finally, if more stockholders opt to receive cash distributions rather than participate in our dividend reinvestment plan, we may be forced to liquidate some of our investments and raise cash in order to make cash distribution payments.

Our shares may trade at discounts from net asset value or at premiums that are unsustainable over the long term.

Shares of BDCs may trade at a market price that is less than the net asset value that is attributable to those shares. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share may decline. The possibility that our shares of common stock will trade at a discount from net asset value or at a premium that is unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease. It is not possible to predict whether shares will trade at, above, or below net asset value.

The market price of our securities may fluctuate significantly.

The market price and liquidity of the market for our securities may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- volatility in the market price and trading volume of securities of business development companies or other companies in our sector, which are not necessarily related to the operating performance of these companies;

- changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

- the inclusion or exclusion of our common stock from certain indices;

- changes in law, regulatory policies or tax guidelines, or interpretations thereof, particularly with respect to RICs or BDCs;

- loss of RIC status;

- changes in earnings or variations in operating results;

- changes in the value of our portfolio of investments;

- any shortfall in investment income or net investment income or any increase in losses from levels expected by investors or securities analysts;

- departure of AIM's key personnel;

- operating performance of companies comparable to us;

- short-selling pressure with respect to shares of our common stock or BDCs generally;

- uncertainty surrounding the strength of the U.S. economic recovery;

- concerns regarding volatility in the Chinese stock market and Chinese currency;

- concerns regarding continued volatility of oil prices;

- uncertainty between the U.S. and other countries with respect to trade policies, treaties and tariffs;

- general economic trends and other external factors; and

- loss of a major funding source.

We may be unable to invest the net proceeds raised from offerings on acceptable terms, which would harm our financial condition and operating results.

Until we identify new investment opportunities, we intend to either invest the net proceeds of future offerings in interest-bearing deposits or other short-term instruments or use the net proceeds from such offerings to reduce then-outstanding obligations under our credit facility. We cannot assure you that we will be able to find enough appropriate investments that meet our investment criteria or that any investment we complete using the proceeds from an offering will produce a sufficient return.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

If you do not fully exercise your subscription rights in any rights offering of our common stock, your interest in us may be diluted and, if the subscription price is less than our net asset value per share, you may experience an immediate dilution of the aggregate net asset value of your shares.

In the event we issue subscription rights to acquire shares of our common stock, stockholders who do not fully exercise their subscription rights should expect that they will, at the completion of the rights offering, own a smaller proportional interest in us than would be the case if they fully exercised their rights. In addition, if the subscription price is less than the net asset value per share of our common stock, a stockholder who does not fully exercise its subscription rights may experience an immediate dilution of the aggregate net asset value of its shares as a result of the offering. We would not be able to state the amount of any such dilution prior to knowing the results of the offering. Such dilution could be substantial.

Stockholders may experience dilution in their ownership percentage if they do not participate in our dividend reinvestment plan.

All distributions declared in cash payable to stockholders that are participants in our dividend reinvestment plan are generally automatically reinvested in shares of our common stock. As a result, stockholders that do not participate in the dividend reinvestment plan may experience dilution over time. Stockholders who do not elect to receive distributions in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium and dilution if our shares are trading at a discount. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the distribution payable to a stockholder.

Risks Relating to Issuance of our Preferred Stock

If we issue preferred stock, the net asset value and market value of our common stock may become more volatile.

We cannot assure you that the issuance of preferred stock would result in a higher yield or return to the holders of the common stock. The issuance of preferred stock would likely cause the net asset value and market value of the common stock to become more volatile. If the dividend rate on the preferred stock were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of the common stock would be reduced. If the dividend rate on the preferred stock were to exceed the net rate of return on our portfolio, the leverage would result in a lower rate of return to the holders of common stock than if we had not issued preferred stock. Any decline in the net asset value of our investments would be borne entirely by the holders of common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of common stock than if we were not leveraged through the issuance of preferred stock. This greater net asset value decrease would also tend to cause a greater decline in the market price for the common stock.

We might be in danger of failing to maintain the required asset coverage of the preferred stock or of losing our ratings on the preferred stock or, in an extreme case, our current investment income might not be sufficient to meet the dividend requirements on the preferred stock. In order to counteract such an event, we might need to liquidate investments in order to fund a redemption of some or all of the preferred stock. In addition, we would pay (and the holders of common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, including higher advisory fees if our total return exceeds the dividend rate on the preferred stock. Holders of preferred stock may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.

The issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. In addition, the dividends on any preferred stock we issue must be cumulative. Payment of dividends and repayment of the liquidation preference of preferred stock must take preference over any dividends or other payments to our common stockholders, and holders of preferred stock are not subject to any of our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference (other than convertible preferred stock that converts into common stock). In addition, under the 1940 Act, preferred stock constitutes a "senior security" for purposes of the 200% asset coverage test.

Holders of any preferred stock we might issue would have the right to elect members of the Board of Directors and class voting rights on certain matters.

Holders of any preferred stock we might issue, voting separately as a single class, would have the right to elect two members of the Board of Directors at all times and in the event dividends become two full years in arrears would have the right to elect a majority of the directors until such arrearage is completely eliminated. In addition, preferred stockholders have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion to open-end status, and accordingly can veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies or the terms of our credit facilities, might impair our ability to maintain our qualification as a RIC for federal income tax purposes. While we would intend to redeem our preferred stock to the extent necessary to enable us to distribute our income as required to maintain our qualification as a RIC, there can be no assurance that such actions could be effected in time to meet the tax requirements.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2022, we did not own any real estate or other physical properties materially important to our operations. Our administrative and principal executive offices are located at 3 Bryant Park, New York, NY 10036 and 9 West 57th Street, New York, NY 10019, respectively. We believe that our office facilities are suitable and adequate for our business as it is currently conducted.

Item 3. Legal Proceedings

We are not currently subject to any material legal proceedings, nor, to our knowledge are any material legal proceedings threatened against us. From time to time, we may become involved in various investigations, claims and legal proceedings that arise in the ordinary course of our business. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While we do not expect that the resolution of these matters if they arise would materially affect our business, financial condition or results of operations, resolution will be subject to various uncertainties and could result in the expenditure of significant financial and managerial resources.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock and Stockholders

On August 1, 2022, the Company changed its name from "Apollo Investment Corporation" to "MidCap Financial Investment Corporation". Our common stock began to trade under the ticker "MFIC" on the NASDAQ Global Stock Market on August 12, 2022. Prior to August 12, 2022, the Company's common stock traded on the NASDAQ Global Select Market under the ticker "AINV".

The following table sets forth, for the quarterly reporting periods indicated, the net asset value ("NAV") per share of our common stock and the high and low sales price for our common stock, as reported on the NASDAQ Global Select Market, and distributions per share information:

	NAV Per Share (1)	Sales Price High	Sales Price Low	Premium (Discount) of High Sales Price to NAV (2)	Premium (Discount) of Low Sales Price to NAV (2)	Distributions Declared
Quarter Ended						
December 31, 2022	$ 15.10	$ 12.54	$ 10.06	(16.9)%	(33.4)%	$ 0.37
September 30, 2022	15.45	13.69	10.13	(11.4)%	(34.4)%	0.32
June 30, 2022	15.52	13.73	10.01	(11.5)%	(35.5)%	0.36
March 31, 2022	15.79	13.99	12.29	(11.4)%	(22.2)%	0.36
December 31, 2021	16.08	13.57	11.75	(15.6)%	(26.9)%	0.36
September 30, 2021	16.07	14.10	12.35	(12.3)%	(23.1)%	0.36
June 30, 2021	16.02	15.27	13.41	(4.7)%	(16.3)%	0.36

(1) NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding shares at the end of the relevant quarter.

(2) Calculated using the respective high or low sales price divided by the net asset value per share at the end of the relevant quarter.

While our common stock has from time to time traded in excess of our net asset value, there can be no assurance, however, that it will trade at such a premium (to NAV) in the future. The last reported closing market price of our common stock on February 17, 2023 was $12.37 per share. As of February 17, 2023, we had 38 stockholders of record.

Distributions

We intend to continue to make quarterly distributions to our stockholders. Our quarterly distributions, if any, will be determined by our Board of Directors. We expect that our distributions to stockholders generally will be from accumulated net investment income and from cumulative net realized capital gains, as applicable, although a portion may represent a return of capital.

We have elected to be taxed as a RIC under Subchapter M of the Code. To maintain our RIC status, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution. Although we intend to distribute realized net capital gains (i.e., net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may in the future decide to retain such capital gains for investment. Currently, we have substantial net capital loss carryforwards and consequently do not expect to generate cumulative net capital gains in the foreseeable future.

We maintain an "opt out" dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, then stockholders' cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically "opt out" of the dividend reinvestment plan so as to receive cash distributions.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, due to the asset coverage test applicable to us as a BDC, we may in the future be limited in our ability to make distributions. Also, our revolving credit facility may limit our ability to declare distributions if we default under certain provisions or fail to satisfy certain other conditions. If we do not distribute a certain percentage of our income annually, we may suffer adverse tax consequences, including possible loss of the tax benefits available to us as a RIC.

In addition, in accordance with U.S. generally accepted accounting principles and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual payment-in-kind interest, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may not be able to meet the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a RIC.

With respect to the distributions to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies is treated as taxable income and accordingly, distributed to stockholders.

All distributions declared in cash payable to stockholders that are participants in our dividend reinvestment plan are generally automatically reinvested in shares of our common stock. Stockholders who do not elect to receive distributions in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium and dilution if our shares are trading at a discount. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the dividend payable to a stockholder.

The following table lists the quarterly distributions per share from our common stock for the past two fiscal years:

Quarter Ended	Distributions Declared
December 31, 2022	$ 0.37
September 30, 2022	0.32
June 30, 2022	0.36
March 31, 2022	0.36
December 31, 2021	0.36
September 30, 2021	0.36
June 30, 2021	0.36

Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

The Company adopted the following plans, approved by the Board of Directors, for the purpose of repurchasing its common stock in accordance with applicable rules specified in the 1934 Act (the "Repurchase Plans"):

Date of Agreement/Amendment	Maximum Cost of Shares That May Be Repurchased	Cost of Shares Repurchased	Remaining Cost of Shares That May Be Repurchased
August 5, 2015	$ 50.0 million	$ 50.0 million	$ —
December 14, 2015	50.0 million	50.0 million	—
September 14, 2016	50.0 million	50.0 million	—
October 30, 2018	50.0 million	50.0 million	—
February 6, 2019	50.0 million	45.8 million	4.2 million
February 3, 2022	25.0 million	— million	25.0 million
Total as of December 31, 2022	$ 275.0 million	$ 245.8 million	$ 29.2 million

The Repurchase Plans were designed to allow the Company to repurchase its shares both during its open window periods and at times when it otherwise might be prevented from doing so under applicable insider trading laws or because of self-imposed trading blackout periods. A broker selected by the Company will have the authority under the terms and limitations specified in an agreement with the Company to repurchase shares on the Company's behalf in accordance with the terms of the Repurchase Plans. Repurchases are subject to SEC regulations as well as certain price, market volume and timing constraints specified in the Repurchase Plans. Pursuant to the Repurchase Plans, the Company may from time to time repurchase a portion of its shares of common stock and the Company is hereby notifying stockholders of its intention as required by applicable securities laws.

Under the Repurchase Plans described above, the Company allocated the following amounts to be repurchased in accordance with SEC Rule 10b5-1 (the "10b5-1 Repurchase Plans"):

Effective Date	Termination Date	Amount Allocated to 10b5-1 Repurchase Plans
September 15, 2015	November 5, 2015	$ 5.0 million
January 1, 2016	February 5, 2016	10.0 million
April 1, 2016	May 19, 2016	5.0 million
July 1, 2016	August 5, 2016	15.0 million
September 30, 2016	November 8, 2016	20.0 million
January 4, 2017	February 6, 2017	10.0 million
March 31, 2017	May 19, 2017	10.0 million
June 30, 2017	August 7, 2017	10.0 million
October 2, 2017	November 6, 2017	10.0 million
January 3, 2018	February 8, 2018	10.0 million
June 18, 2018	August 9, 2018	10.0 million
September 17, 2018	October 31, 2018	10.0 million
December 12, 2018	February 7, 2019	10.0 million
February 25, 2019	May 17, 2019	25.0 million
March 18, 2019	May 17, 2019	10.0 million
June 4, 2019	August 7, 2019	25.0 million
June 17, 2019	August 7, 2019	20.0 million
September 16, 2019	November 6, 2019	20.0 million
December 6, 2019	February 5, 2020	25.0 million
December 16, 2019	February 5, 2020	15.0 million
March 12, 2020	March 19, 2020	20.0 million
March 30, 2021	May 21, 2021	10.0 million
June 16, 2021	November 5, 2021	10.0 million
December 16, 2021	August 3, 2022	5.0 million
December 27, 2022	February 22, 2023*	10.0 million

The following table presents information with respect to the Company's purchases of its common stock since adoption of the Repurchase Plans through December 31, 2022:

Month	Total Number of Shares Purchased	Average Price Paid Per Share*	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Dollar Value of Shares That May Yet Be Purchased Under Publicly Announced Plans
August 2015	510,000	$ 19.71	510,000	$ 40.0 million
September 2015	603,466	18.46	603,466	28.8 million
November 2015	1,116,666	18.10	1,116,666	8.6 million
December 2015	627,443	17.58	627,443	47.6 million
January 2016	670,708	14.91	670,708	37.6 million
June 2016	362,933	16.73	362,933	31.5 million
July 2016	16,491	16.53	16,491	31.2 million
August 2016	596,294	17.67	596,294	20.7 million
September 2016	411,523	18.13	411,523	63.2 million
October 2016	527,417	17.82	527,417	53.8 million
November 2016	239,289	17.45	239,289	49.6 million
August 2017	33,333	17.96	33,333	49.0 million
September 2017	186,767	17.98	186,767	45.7 million
October 2017	144,867	17.96	144,867	43.1 million
November 2017	64,500	17.79	64,500	41.9 million
December 2017	50,100	17.89	50,100	41.0 million
January 2018	577,386	17.32	577,386	31.0 million
February 2018	70,567	16.23	70,567	29.9 million
May 2018	263,667	17.12	263,667	25.4 million
June 2018	198,601	16.94	198,601	22.0 million
July 2018	8,867	16.75	8,867	21.9 million
August 2018	502,767	17.11	502,767	13.3 million
September 2018	444,467	16.54	444,467	5.9 million
October 2018	160,800	16.46	160,800	53.3 million
November 2018	595,672	15.81	595,672	43.9 million
December 2018	741,389	13.49	741,359	33.9 million
February 2019	19,392	15.16	19,392	83.6 million
March 2019	291,426	15.40	291,426	79.1 million
April 2019	44,534	15.23	44,534	78.4 million
May 2019	298,026	15.93	298,026	73.6 million
June 2019	607,073	15.97	607,073	63.9 million
July 2019	89,610	16.10	89,610	62.5 million
August 2019	758,020	16.15	758,020	50.3 million
September 2019	32,371	16.26	32,371	49.7 million
October 2019	495,464	15.65	495,464	42.0 million
November 2019	6,147	15.91	6,147	41.9 million
March 2020	1,286,565	11.62	1,286,565	26.9 million
May 2021	145,572	13.92	145,572	24.9 million
July 2021	44,418	13.46	44,418	24.3 million
August 2021	45,675	13.32	45,675	23.7 million
September 2021	360,860	13.02	360,860	19.0 million
October 2021	308,005	13.30	308,005	14.9 million
November 2021	419,372	13.05	419,372	9.4 million
December 2021	227,429	12.44	227,429	6.6 million
January 2022	60,605	12.70	60,605	30.8 million
April 2022	88,478	12.82	88,478	29.7 million
May 2022	40,044	12.57	40,044	29.2 million
Total	15,395,066	$ 15.97	15,395,036	

* The average price per share is inclusive of commissions.

Stock Performance Graph

This graph compares the return on our common stock with that of the Standard & Poor's 500 Stock Index, the Russell 2000 Financial Services Index, and the S&P Small Cap 600 Financials Index, for the period March 31, 2018 through December 31, 2022. The graph assumes that, on March 31, 2018, a person invested $100 in each of the following: our common stock, the S&P 500 Index, the Russell 2000 Financial Services Index, and the S&P Small Cap 600 Financials Index. The graph measures total stockholder return, which takes into account both changes in stock price and distributions. It assumes that distributions paid are invested in like securities.



The graph and other information furnished under this Part II, Item 5 of this Transition Report on Form 10-KT shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the 1934 Act. The stock price performance included in the above graph is not necessarily indicative of future stock price performance.

Fee and Expenses

The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear directly or indirectly based upon the assumptions set forth below. The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this Transition Report on Form 10-KT contains a reference to fees or expenses paid by "you," "us" or "the Company," or that "we" will pay fees or expenses, common stockholders will indirectly bear such fees or expenses as investors in the Company.

Stockholder transaction expenses:	
Sales load (as a percentage of offering price)	-%(1)
Offering expenses (as a percentage of offering price)	-%(2)
Dividend reinvestment plan expenses	-%(3)
Total common stockholder transaction expenses (as a percentage of offering price)	None
Annual expenses (as percentage of net assets attributable to common stock) (4):	
Management fees	1.78%(5)
Incentive fees payable under investment advisory management agreement	2.22%(6)
Interest and other debt expenses on borrowed funds	7.39%(7)
Other expenses	1.44%(8)
Total annual expenses	12.83%(9)

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. These dollar amounts are based upon the assumption that our annual operating expenses (other than performance-based incentive fees) and leverage would remain at the levels set forth in the table above. Transaction expenses are not included in the following example. In the event that shares of our common stock to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement and any related free writing prospectus will restate this example to reflect the applicable sales load.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$ 103	$ 292	$ 461	$ 806

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Assuming a 5% annual return, the incentive fee under the investment advisory management agreement may not be earned or payable and is not included in the example. This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and gross unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher.

For example, if we assumed that we received our 5% annual return completely in the form of net realized capital gains on our investments, which results in a capital gains incentive fee earned, the projected dollar amount of total cumulative expenses set forth in the above illustration and the capital gains incentive fee would be as follows:

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return (all of which is subject to a capital gains incentive fee)	$ 123	$ 342	$ 527	$ 878

In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend.

These examples and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown.

(1) In the event that the securities are sold to or through underwriters, a corresponding prospectus supplement and any related free writing prospectus will disclose the applicable sales load. Purchases of shares of our common stock on the secondary market are not subject to sales charges but may be subject to brokerage commissions or other charges. The table does not include any sales load that stockholders may have paid in connection with their purchase of shares of our common stock.

(2) The related prospectus supplement and any related free writing prospectus will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by us as a percentage of the offering price.

(3) The expenses of the dividend reinvestment plan per share are included in "Other expenses."

(4) "Net assets attributable to common stock" equals average net assets for the nine month period ended December 31, 2022.

(5) Assumes management fees earned by our Investment Adviser, AIM, consistent with the fee structure beginning January 1, 2023 adjusted for new debt and equity issuances, if applicable. Calculated based on the net asset value as of the final business day of each quarter for the nine months ended December 31, 2022.

Beginning on January 1, 2023, the base management fee will be calculated at an annual rate of 1.75% (0.4375% per quarter) of the Company's net asset value as of the final business day of the prior calendar quarter; provided, however, that the base management fee shall not be greater than 1.50% (0.375% per quarter) of the lesser of (i) the average of the value of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters and (ii) the average monthly value (measured as of the last day of each month) of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) during the most recently completed calendar quarter. The base management fee will be payable quarterly in arrears. The value of the Company's gross assets shall be calculated in accordance with the Company's valuation policies.

On January 16, 2019, we entered into a fee offset agreement with AIM in connection with revenue realized by AIM and its affiliates for the management of certain aircraft assets. We will receive an offsetting credit against total incentive fees otherwise due to AIM under the investment advisory management agreement. The amount offset will initially be 20% of the management fee revenue earned and incentive fee revenue realized by AIM and its affiliates in connection with managing aircraft assets on related insurance balance sheets ("New Balance Sheet Investments"), new aircraft managed account capital ("New Managed Accounts") and new dedicated aircraft funds ("New Aircraft Funds"). Once the aggregate capital raised by New Aircraft Funds or New Managed Accounts and capital invested by the New Balance Sheet Investments exceeds $3 billion cumulatively, the fee offset will step down to 10% of the amount of incremental management fee revenue earned and incentive fee revenue realized by AIM and its affiliates. The fee offset will be in place for seven years, however the incentive fees realized by AIM and its affiliates after this seven-year period from applicable investments that were raised or made within the seven-year period will also be used to offset incentive fees payable to AIM by us. The offset will be limited to the amount of incentive fee payable by us to AIM and any unapplied fee offset which exceeds the incentive fees payable in a given quarter will carry forward to be credited against the incentive fees payable by us in subsequent quarters. For the nine months ended December 31, 2022, management fee offset was $0.2 million.

(6) Assumes that annual incentive fees earned by our Investment Adviser, AIM, consistent with the fee structure beginning January 1, 2023 adjusted for new debt and equity issuances. Calculated based on the average of pre-incentive fee net investment income for the nine months ended December 31, 2022, excluding any potential impact from the "Incentive Fee Cap" which could result in a reduction in the incentive fee.

The Incentive Fee payable to our Investment Adviser is based on our performance and is not paid unless we achieve certain goals. It consists of two components, one based on income and the other based on capital gains, that are determined independent of each other, with the result that one component may be payable even if the other is not.

For a more detailed discussion of the calculation of this fee, see "Business—Investment Advisory Management Agreement" in this Transition Report on Form 10-KT.

(7) Our interest and other debt expenses are based on borrowing levels and interest rates consistent with the levels during the nine months ended December 31, 2022. As of December 31, 2022, we had $1,487.5 million in borrowings outstanding, consisting of $1,012.5 million outstanding under our senior secured credit facility, $350.0 million aggregate principal amount of our 2025 Notes and $125.0 million aggregate principal amount of our 2026 Notes. As of December 31, 2022, the Company had $37.7 million in standby letters of credit issued through the senior secured credit facility. The amount available for borrowing under the senior secured credit facility is reduced by any standby letters of credit issued.

(8) Includes our estimated overhead expenses, including payments under the administration agreement based on our allocable portion of overhead and other expenses incurred by AIA in performing its obligations under the administration agreement. See "Business—Administrative Agreement" in this Transition Report on Form 10-KT.

(9) "Total annual expenses" as a percentage of net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The SEC requires that the "Total annual expenses" percentage be calculated as a percentage of net assets (defined as total assets less indebtedness), rather than the total assets, including assets that have been funded with borrowed monies. If the "Total annual expenses" percentage were calculated instead as a percentage of total assets, our "Total annual expenses" would be 5.02% of total assets.

Senior Securities

Information about our senior securities (including debt securities and other indebtedness) is shown in the following table as of the nine months ended December 31, 2022, and each year ended March 31 over the past nine fiscal years. The report of our independent registered public accounting firm covering the total amount of senior securities outstanding as of December 31, 2022, and March 31, 2022, 2021, 2020, 2019, 2018, 2017, 2016, 2015, and 2014 is included elsewhere in this Transition Report on Form 10-KT.

Class and Year	Total Amount Outstanding (1)		Asset Coverage Per Unit (2)		Involuntary Liquidating Preference Per Unit (3)		Estimated Market Value Per Unit (4)
Senior Secured Facility							
Fiscal Year Ended December 31, 2022	$	1,012,503	$	1,648	$	—	N/A(5)(10)
Fiscal Year Ended March 31, 2022		1,080,468		1,635		—	N/A(5)(10)
Fiscal Year Ended March 31, 2021		1,119,186		1,705		—	N/A(5)
Fiscal Year Ended March 31, 2020		1,449,402		1,567		—	N/A(5)
Fiscal Year Ended March 31, 2019		638,888		2,153		—	N/A(5)
Fiscal Year Ended March 31, 2018		285,216		2,770		—	N/A(5)
Fiscal Year Ended March 31, 2017		200,923		2,709		—	N/A(5)
Fiscal Year Ended March 31, 2016		637,904		2,235		—	N/A(5)
Fiscal Year Ended March 31, 2015		384,648		2,288		—	N/A(5)
Fiscal Year Ended March 31, 2014		602,261		2,496		—	N/A(5)
Senior Secured Notes							
Fiscal Year Ended December 31, 2022	$	—	$	—	$	—	—(10)
Fiscal Year Ended March 31, 2022		—		—		—	—(10)
Fiscal Year Ended March 31, 2021		—		—		—	—
Fiscal Year Ended March 31, 2020		—		—		—	—
Fiscal Year Ended March 31, 2019		—		—		—	—(6)
Fiscal Year Ended March 31, 2018		16,000		2,770		—	N/A(6)
Fiscal Year Ended March 31, 2017		16,000		2,709		—	N/A(6)
Fiscal Year Ended March 31, 2016		45,000		2,235		—	N/A(6)
Fiscal Year Ended March 31, 2015		270,000		2,288		—	N/A
Fiscal Year Ended March 31, 2014		270,000		2,496		—	N/A
2042 Notes							
Fiscal Year Ended December 31, 2022	$	—	$	—	$	—	—(10)
Fiscal Year Ended March 31, 2022		—		—		—	—(10)
Fiscal Year Ended March 31, 2021		—		—		—	—
Fiscal Year Ended March 31, 2020		—		—		—	—
Fiscal Year Ended March 31, 2019		—		—		—	—
Fiscal Year Ended March 31, 2018		—		—		—	—(7)
Fiscal Year Ended March 31, 2017		150,000		2,709		—	101.44
Fiscal Year Ended March 31, 2016		150,000		2,235		—	100.04
Fiscal Year Ended March 31, 2015		150,000		2,288		—	99.59

Class and Year	Total Amount Outstanding (1)		Asset Coverage Per Unit (2)		Involuntary Liquidating Preference Per Unit (3)		Estimated Market Value Per Unit (4)
Fiscal Year Ended March 31, 2014		150,000		2,496		—	92.11
2043 Notes							
Fiscal Year Ended December 31, 2022	$	—	$	—	$	—	—(10)
Fiscal Year Ended March 31, 2022		—		—			—(10)
Fiscal Year Ended March 31, 2021		—		—		—	—(9)
Fiscal Year Ended March 31, 2020		—		—		—	103.80
Fiscal Year Ended March 31, 2019		150,000		2,153		—	101.36
Fiscal Year Ended March 31, 2018		150,000		2,770		—	104.12
Fiscal Year Ended March 31, 2017		150,000		2,709		—	101.16
Fiscal Year Ended March 31, 2016		150,000		2,235		—	99.74
Fiscal Year Ended March 31, 2015		150,000		2,288		—	89.88
Fiscal Year Ended March 31, 2014		150,000		2,496		—	N/A
2025 Notes							
Fiscal Year Ended December 31, 2022	$	350,000	$	1,648	$	—	N/A(10)
Fiscal Year Ended March 31, 2022		350,000		1,635		—	N/A(10)
Fiscal Year Ended March 31, 2021		350,000		1,705		—	N/A
Fiscal Year Ended March 31, 2020		350,000		1,567		—	N/A
Fiscal Year Ended March 31, 2019		350,000		2,153		—	N/A
Fiscal Year Ended March 31, 2018		350,000		2,770		—	N/A
Fiscal Year Ended March 31, 2017		350,000		2,709		—	N/A
Fiscal Year Ended March 31, 2016		350,000		2,235		—	N/A
Fiscal Year Ended March 31, 2015		350,000		2,288		—	N/A
Fiscal Year Ended March 31, 2014		—		—		—	N/A
2026 Notes							
Fiscal Year Ended December 31, 2022	$	125,000	$	1,648	$	—	N/A(10)
Fiscal Year Ended March 31, 2022		125,000		1,635		—	N/A(10)
Fiscal Year Ended March 31, 2021		—		—		—	—
Fiscal Year Ended March 31, 2020		—		—		—	—
Fiscal Year Ended March 31, 2019		—		—		—	—
Fiscal Year Ended March 31, 2018		—		—		—	—
Fiscal Year Ended March 31, 2017		—		—		—	—
Fiscal Year Ended March 31, 2016		—		—		—	—

Class and Year	Total Amount Outstanding (1)		Asset Coverage Per Unit (2)		Involuntary Liquidating Preference Per Unit (3)		Estimated Market Value Per Unit (4)
Fiscal Year Ended March 31, 2015		—		—		—	—
Fiscal Year Ended March 31, 2014		—		—		—	—
Convertible Notes							
Fiscal Year Ended December 31, 2022	$	—	$	—	$	—	—(10)
Fiscal Year Ended March 31, 2022		—		—			—(10)
Fiscal Year Ended March 31, 2021		—		—		—	—
Fiscal Year Ended March 31, 2020		—		—		—	—
Fiscal Year Ended March 31, 2019		—		—		—	—
Fiscal Year Ended March 31, 2018		—		—		—	—
Fiscal Year Ended March 31, 2017		—		—		—	—
Fiscal Year Ended March 31, 2016		—		—		—	—(8)
Fiscal Year Ended March 31, 2015		200,000		2,235		—	104.43
Fiscal Year Ended March 31, 2014		200,000		2,288		—	106.60
Total Debt Securities							
Fiscal Year Ended December 31, 2022	$	1,487,503	$	1,648	$	—	N/A(10)
Fiscal Year Ended March 31, 2022		1,555,468		1,635		—	N/A(10)
Fiscal Year Ended March 31, 2021		1,469,186		1,705		—	N/A
Fiscal Year Ended March 31, 2020		1,799,402		1,567		—	N/A
Fiscal Year Ended March 31, 2019		1,138,888		2,153		—	N/A
Fiscal Year Ended March 31, 2018		801,216		2,770		—	N/A
Fiscal Year Ended March 31, 2017		866,923		2,709		—	N/A
Fiscal Year Ended March 31, 2016		1,332,904		2,235		—	N/A
Fiscal Year Ended March 31, 2015		1,504,648		2,288		—	N/A
Fiscal Year Ended March 31, 2014		1,372,261		2,496		—	N/A

(1) Total amount of each class of senior securities outstanding at the end of the period presented.

(2) The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(3) The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.

(4) Not applicable, except for with respect to the 2042 Notes, the 2043 Notes, and the Convertible Notes, as other senior securities do not have sufficient trading for an average market value per unit to be determined. The average market value per unit for each of the 2042 Notes, the 2043 Notes, and the Convertible Notes is based on the closing daily prices of such notes and is expressed per $100 of indebtedness (including for the 2042 Notes and the 2043 Notes, which were issued in $25 increments).

(5) Included in this amount is foreign currency debt obligations as outlined in **Note 7** to the financial statements, which are incorporated into this Transition Report on Form 10-KT.

(6) On October 4, 2015, the Senior Secured Notes, which had an outstanding principal balance of $225,000, matured and were repaid in full. On September 29, 2016, the Senior Secured Notes, Series A, which had an outstanding principal balance of $29,000, matured and were repaid in full. On October 1, 2018, the Senior Secured Notes, Series B, which had an outstanding principal balance of $16,000, matured and were repaid in full.

(7) On October 16, 2017, the Company redeemed the entire $150 million aggregate principal amount outstanding of the 2042 Notes in accordance with the terms of the indenture governing the 2042 Notes, before its stated maturity.

(8) On January 15, 2016, the Convertible Notes, which had an outstanding principal balance of $200,000, matured and were repaid in full.

(9) On August 12, 2019, the Company redeemed the entire $150 million aggregate principal amount outstanding of the 2043 Notes in accordance with the terms of the indenture governing the 2043 Notes, before its stated maturity.

(10) The Fiscal Year Ended March 31, 2022 represents the twelve months ended March 31, 2022, and the Fiscal Year Ended December 31, 2022 represents the nine months ended December 31, 2022.

Item 6. Selected Financial Data

The selected financial data previously required by Item 301 of Regulation S-K has been omitted in reliance on SEC Release No. 33-10890, Management's Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this report. Some of the statements in this report constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained herein involve risks and uncertainties, including statements as to:

- our future operating results;

- our business prospects and the prospects of our portfolio companies;

- the impact of investments that we expect to make;

- our contractual arrangements and relationships with third parties;

- the dependence of our future success on the general economy and its impact on the industries in which we invest;

- the ability of our portfolio companies to achieve their objectives;

- our expected financings and investments;

- the adequacy of our cash resources and working capital;

- the current and future effects of the COVID-19 pandemic on us and our portfolio companies; and

- the timing of cash flows, if any, from the operations of our portfolio companies.

We generally use words such as "anticipates," "believes," "expects," "intends" and similar expressions to identify forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements for any reason, including any factors set forth in "Risk Factors" and elsewhere in this report.

We have based the forward-looking statements included in this report on information available to us on the date of this report, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the Securities and Exchange Commission ("SEC"), including any annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Overview

MidCap Investment Corporation (the "Company", "MFIC", "we", "us", or "our") was incorporated under the Maryland General Corporation Law in February 2004. We have elected to be treated as a business development company ("BDC") under the Investment Company Act of 1940 (the "1940 Act"). As such, we are required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in "qualifying assets," including securities of private or thinly traded public U.S. companies, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. In addition, for federal income tax purposes we have elected to be treated as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). Pursuant to this election and assuming we qualify as a RIC, we generally do not have to pay corporate-level federal income taxes on any income we distribute to our stockholders. We commenced operations on April 8, 2004 upon completion of our initial public offering that raised $870 million in net proceeds from selling 62 million shares of common stock at a price of $15.00 per share (20.7 million shares at a price of $45.00 per share adjusted for the one-for-three reverse stock split). Since then, and through December 31, 2022, we have raised approximately $2.24 billion in net proceeds from additional offerings of common stock and we have repurchased common stock for $245.8 million.

On November 3, 2022, the Company's Board changed the Company's fiscal year end from March 31 to December 31, effective December 31, 2022. This Transition Report on Form 10-KT covers the nine-month transition period ended December 31, 2022 reflects our financial results for the nine-month period from April 1, 2022 through December 31, 2022 (the "Transition Period"). Prior to this Transition Report, our two most recent Annual Reports on Form 10-K cover the fiscal years ended March 31, 2022 and March 31, 2021, respectively, and reflect financial results for the respective twelve-month periods from April 1 to March 31. Unless otherwise noted, all references to "fiscal years" in this Transition Report refer to the twelve-month fiscal years that, prior to the Transition Period ended December 31, 2022, ended on March 31.

Apollo Investment Management, L.P. (the "Investment Adviser" or "AIM") is our investment adviser and an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries ("AGM"). The Investment Adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of, and provides investment advisory services to the Company. AGM and other affiliates manage other funds that may have investment mandates that are similar, in whole or in part, with ours. AIM and its affiliates may determine that an investment is appropriate both for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. Certain types of negotiated co-investments may be made only in accordance with the terms of the exemptive order (the "Order") we received from the SEC permitting us to do so. Under the terms of the Order, a "required majority" (as defined in Section 57(o) of the 1940 Act) of our independent directors must be able to reach certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our stockholders and is consistent with our Board of Directors' approved criteria. In certain situations where co-investment with one or more funds managed by AIM or its affiliates is not covered by the Order, the personnel of AIM or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on allocation policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.

Apollo Investment Administration, LLC (the "Administrator" or "AIA"), an affiliate of AGM, provides, among other things, administrative services and facilities for the Company. In addition to furnishing us with office facilities, equipment, and clerical, bookkeeping and recordkeeping services, AIA also oversees our financial records as well as prepares our reports to stockholders and reports filed with the SEC. AIA also performs the calculation and publication of our net asset value, the payment of our expenses and oversees the performance of various third-party service providers and the preparation and filing of our tax returns. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.

COVID-19 Developments

There is an ongoing global outbreak of COVID-19, which has spread to over 200 countries and territories, including every state in the United States. The global impact of the outbreak has been rapidly evolving, and as cases of COVID-19, including new variants, have continued to be identified in additional countries, many countries have reacted, and continue to react, by instituting quarantines and restrictions on travel, closing financial markets and/or restricting trading, and limiting operations of non-essential businesses. Such actions have created disruption in global supply chains, and adversely impacted many industries. Supply chain disruptions could significantly impact the businesses of our portfolio companies and lead to increased costs, inventory shortages, shipping delays and an inability to meet customer demands. The outbreak has had a continued adverse impact on economic and market conditions and has triggered a period of global economic slowdown.

Although vaccines have been widely distributed in the U.S., certain U.S. states are planning on reopening and we believe the economy is beginning to rebound in certain respects, the uncertainty surrounding the COVID-19 pandemic, including uncertainty regarding new variants of COVID-19, the efficacy of existing vaccines against new variants and acceptance of vaccines and other factors have and may continue to contribute to significant volatility in the global markets. COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our performance, financial condition, results of operations and ability to pay distributions.

LIBOR Developments

On July 27, 2017, the U.K Financial Conduct Authority ("FCA") announced that it would phase out LIBOR as a benchmark by the end of 2021. As of December 31, 2021, all non-U.S. dollar LIBOR publications have been phased out. The phase out of a majority of the U.S. dollar publications is delayed until June 30, 2023. The Alternative Reference Rates Committee ("ARRC") of the Federal Reserve Bank of New York previously confirm that this constitutes a "benchmark transition event" and established "benchmark replacement dates" in ARRC standard LIBOR transition provisions that exist in many U.S. law contracts using LIBOR.

The publication of all EUR and CHF LIBOR settings, the Spot Next/Overnight, 1 week, 2 month and 12 month JPY and GBP LIBOR settings, and the 1 week and 2 months USD LIBOR settings has ceased. The publication of the overnight, 1 month, 3 month, 6 month, and 12 months USD LIBOR settings will cease after June 30, 2023. The FCA plans to consult the market on creating "synthetic" 1 month, 3 month and 6 month rates for GBP and JPY LIBOR, to be published for a limited time.

The New York State legislation was signed into law to aid "tough legacy" LIBOR contracts. Other legislative solutions are being pursued at the Federal level, in the U.K. and in Europe. The U.S. Federal banking agencies have also issued guidance encouraging banking and global organizations to cease reference to USD LIBOR as soon as practicable and, in any event, by December 31, 2021. The E.U. Benchmarks Regulation imposed conditions under which only compliant benchmarks may be used in new contracts after 2021.

The ARRC has identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by the U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. However, the COVID-19 pandemic may adversely impact the timing of many firms' transition planning, and we continue to assess the potential impact of the COVID-19 pandemic on our transition plans. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, it is not possible at this time to predict the effect of any such changes, any establishment of alternative reference rates, whether the COVID-19 pandemic will have further effect on LIBOR transition timelines or plans, or other reforms to LIBOR that may be enacted in the United States, United Kingdom or elsewhere.

The discontinuation of LIBOR could have a significant impact on our business. We anticipate significant operational challenges for the transition away from LIBOR, including, but not limited to, amending existing loan agreements with borrowers on investments that may have not been modified with fallback language and adding effective fallback language to new agreements in the event that LIBOR is discontinued before maturity.

Beyond these challenges, we anticipate there may be additional risks to our current processes and information systems that we will need to identify and evaluate. Due to the uncertainty of the replacement for LIBOR, the potential effect of any such event on our cost of capital and net investment income cannot yet be determined. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market value of any LIBOR-linked securities, loans and other financial obligations or extensions of credit held by or due to us and could have a material adverse effect on our business, financial condition and results of operations.

Investments

Our investment objective is to generate current income and, to a lesser extent, long term capital appreciation. We invest primarily in directly originated and privately negotiated first lien senior secured loans to privately held U.S. middle-market companies, which we generally define as companies with less than $75 million in EBITDA, as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. To a lesser extent, we may invest in other types of securities including, first lien unitranche, second lien senior secured, unsecured, subordinated, and mezzanine loans, and equities in both private and public middle market companies.

Our level of investment activity can and does vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle-market companies, the level of merger and acquisition activity for such companies, the general economic environment, the competitive environment for the types of investments we make and, more recently, market disruptions due to COVID-19. As a BDC, we must not acquire any assets other than "qualifying assets" specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). As of December 31, 2022, non-qualifying assets represented approximately 7.4% of the total assets of the Company.

Revenue

We generate revenue primarily in the form of interest and dividend income from the securities we hold and capital gains, if any, on investment securities that we may acquire in portfolio companies. Our debt investments, whether in the form of mezzanine or senior secured loans, generally have a stated term of five to ten years and bear interest at a fixed rate or a floating rate usually determined on the basis of a benchmark, such as LIBOR or SOFR, the federal funds rate, or the prime rate. Interest on debt securities is generally payable quarterly or semiannually and while U.S. subordinated debt and corporate notes typically accrue interest at fixed rates, some of our investments may include zero coupon and/or step-up bonds that accrue income on a constant yield to call or maturity basis. In addition, some of our investments provide for payment-in-kind ("PIK") interest or dividends. Such amounts of accrued PIK interest or dividends are added to the cost of the investment on the respective capitalization dates and generally become due at maturity of the investment or upon the investment being called by the issuer. We may also generate revenue in the form of commitment, origination, structuring fees, fees for providing managerial assistance and, if applicable, consulting fees, etc.

Expenses

For all investment professionals of AIM and their staff, when and to the extent engaged in providing investment advisory and management services to us, the compensation and routine overhead expenses of that personnel which is allocable to those services are provided and paid for by AIM. We bear all other costs and expenses of our operations and transactions, including those relating to:

- investment advisory and management fees;

- expenses incurred by AIM payable to third parties, including agents, consultants or other advisors, in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies;

- calculation of our net asset value (including the cost and expenses of any independent valuation firm);

- direct costs and expenses of administration, including independent registered public accounting and legal costs;

- costs of preparing and filing reports or other documents with the SEC;

- interest payable on debt, if any, incurred to finance our investments;

- offerings of our common stock and other securities;

- registration and listing fees;

- fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments;

- transfer agent and custodial fees;

- taxes;

- independent directors' fees and expenses;

- marketing and distribution-related expenses;

- the costs of any reports, proxy statements or other notices to stockholders, including printing and postage costs;

- our allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;

- organizational costs; and

- all other expenses incurred by us or the Administrator in connection with administering our business, such as our allocable portion of overhead under the administration agreement, including rent and our allocable portion of the cost of our Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer and their respective staffs.

We expect our general and administrative operating expenses related to our ongoing operations to increase moderately in dollar terms. During periods of asset growth, we generally expect our general and administrative operating expenses to decline as a percentage of our total assets and increase during periods of asset declines. Incentive fees, interest expense and costs relating to future offerings of securities, among others, may also increase or reduce overall operating expenses based on portfolio performance, interest rate benchmarks, and offerings of our securities relative to comparative periods, among other factors.

Portfolio and Investment Activity

Our portfolio and investment activity during the nine months ended December 31, 2022 and 2021 were as follows:

(in millions)*	Nine Months Ended December 31, 2022		Nine Months Ended December 31, 2021	
Investments made in portfolio companies	$	499.6	$	920.8
Investments sold		(27.5)		(18.1)
Net activity before repaid investments		472.1		902.7
Investments repaid		(559.1)		(782.5)
Net investment activity	$	(86.9)	$	120.2
Portfolio companies, at beginning of period		139		135
Number of investments in new portfolio companies		12		27
Number of exited companies		(16)		(23)
Portfolio companies at end of period		135		139
Number of investments in existing portfolio companies		78		79

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* Totals may not foot due to rounding.

Our portfolio and investment activity during the twelve months ended December 31, 2022 and 2021 were as follows:

(in millions)*	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021
Investments made in portfolio companies	$ 719.7	1,137.0
Investments sold	(37.2)	(18.1)
Net activity before repaid investments	682.4	1,118.9
Investments repaid	(823.7)	(1,051.3)
Net investment activity	$ (141.2)	67.6
Portfolio companies, at beginning of period	139	143
Number of investments in new portfolio companies	18	31
Number of exited companies	(22)	(35)
Portfolio companies at end of period	135	139
Number of investments in existing portfolio companies	89	90

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* Totals may not foot due to rounding.

Our portfolio composition and weighted average yields as of December 31, 2022 and 2021 were as follows:

	December 31, 2022	December 31, 2021
Portfolio composition, at fair value:		
First lien secured debt	89%	87%
Second lien secured debt	3%	4%
Total secured debt	92%	91%
Unsecured debt	0%	1%
Structured products and other	0%	0%
Preferred equity	2%	1%
Common equity/interests and warrants	6%	6%
Weighted average yields, at amortized cost (1):		
First lien secured debt (2)	10.8%	7.9%
Second lien secured debt (2)	13.2%	9.6%
Secured debt portfolio (2)	10.9%	8.0%
Unsecured debt portfolio (2)	10.0%	5.3%
Total debt portfolio (2)	10.9%	7.9%
Total portfolio (3)	9.3%	6.9%
Interest rate type, at fair value (4):		
Fixed rate amount	$ 0.0 billion	0.0 billion
Floating rate amount	$ 2.0 billion	2.0 billion
Fixed rate, as percentage of total	0%	1%
Floating rate, as percentage of total	100%	99%
Interest rate type, at amortized cost (4):		
Fixed rate amount	$ 0.0 billion	0.0 billion
Floating rate amount	$ 2.0 billion	2.0 billion
Fixed rate, as percentage of total	0%	1%
Floating rate, as percentage of total	100%	99%

_____

(1) An investor's yield may be lower than the portfolio yield due to sales loads and other expenses.

(2) Exclusive of investments on non-accrual status.

(3) Inclusive of all income generating investments, non-income generating investments and investments on non-accrual status.

(4) The interest rate type information is calculated using the Company's corporate debt portfolio and excludes aviation, oil and gas, structured credit, renewables, shipping, commodities and investments on non-accrual status.

Since the initial public offering of the Company in April 2004 and through December 31, 2022, invested capital totaled $23.5 billion in 597 portfolio companies. Over the same period, the Company completed transactions with more than 100 different financial sponsors.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, gains and losses. Changes in the economic environment, financial markets, credit worthiness of portfolio companies and any other parameters used in determining such estimates could cause actual results to differ materially. In addition to the discussion below, our critical accounting policies are further described in the notes to the financial statements.

Fair Value Measurements

The Company follows guidance in ASC 820, *Fair Value Measurement* ("ASC 820"), where fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, such as the risk inherent in a particular valuation technique used to measure fair value using a pricing model and/or the risk inherent in the inputs for the valuation technique. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. The inputs or methodology used for valuing assets or liabilities may not be an indication of the risks associated with investing in those assets or liabilities.

ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may differ materially from the values that would be received upon an actual disposition of such investments.

As of December 31, 2022, $2.40 billion or 99.91% of the Company's investments were classified as Level 3. The high proportion of Level 3 investments relative to our total investments is directly related to our investment philosophy and target portfolio, which consists primarily of long-term secured debt, as well as unsecured and mezzanine positions of private middle-market companies. A fundamental difference exists between our investments and those of comparable publicly traded fixed income investments, namely high-yield bonds, and this difference affects the valuation of our private investments relative to comparable publicly traded instruments.

Senior secured loans, or senior loans, are higher in the capital structure than high-yield bonds, and are typically secured by assets of the borrowing company. This improves their recovery prospects in the event of default and affords senior loans a structural advantage over high-yield bonds. Many of the Company's investments are also privately negotiated and contain covenant protections that limit the issuer to take actions that could harm us as a creditor. High-yield bonds typically do not contain such covenants.

Given the structural advantages of capital seniority and covenant protection, the valuation of our private debt portfolio is driven more by investment specific credit factors than movements in the broader debt capital markets. Each security is evaluated individually and as indicated below, we value our private investments based upon a multi-step valuation process, including valuation recommendations from independent valuation firms.

Investment Valuation Process

The Board has designated the Investment Adviser as its "valuation designee" pursuant to Rule 2a-5 under the 1940 Act, and in that role the Investment Adviser is responsible for performing fair value determinations relating to all of the Company's investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Company's Board of Directors. Even though the Company's Board of Directors designated the Company's Investment Adviser as "valuation designee," the Company's Board of Directors continues to be responsible for overseeing the process for determining fair valuation.

Under the fund's valuation policies and procedures, the Investment Adviser values investments, including certain secured debt, unsecured debt, and other debt securities with maturities greater than 60 days, for which market quotations are readily available, at such market quotations (unless they are deemed not to represent fair value). We attempt to obtain market quotations from at least two brokers or dealers (if available, otherwise from a principal market maker, primary market dealer or other independent pricing service). We utilize mid-market pricing as a practical expedient for fair value unless a different point within the range is more representative. If and when market quotations are unavailable or are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi-step valuation process as described below. In each case, our independent third party valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such investments. Investments purchased within the quarter before the valuation date and debt investments with remaining maturities of 60 days or less may each be valued at cost with interest accrued or discount accreted/premium amortized to the date of maturity (although they are typically valued at available market quotations), unless such valuation, in the judgment of our Investment Adviser, does not represent fair value. In this case, such investments shall be valued at fair value as determined in good faith by or under the direction of the Investment Adviser, including using market quotations where available. Investments that are not publicly traded or whose market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Investment Adviser. Such determination of fair values may involve subjective judgments and estimates.

With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Investment Adviser undertakes a multi-step valuation process each quarter, as described below:

1. Our quarterly valuation process begins with each portfolio company or investment being initially valued by using certain inputs provided, among others, by the investment professionals of our Investment Adviser who are responsible for the portfolio investment.

2. Preliminary valuation conclusions are then documented and discussed with senior management of our Investment Adviser.

3. The Investment Adviser discusses valuations and determines in good faith the fair value of each investment in our portfolio based on the input of the applicable independent valuation firm.

4. For Level 3 investments entered into within the current quarter, the cost (purchase price adjusted for accreted original issue discount/amortized premium) or any recent comparable trade activity on the security investment shall be considered to reasonably approximate the fair value of the investment, provided that no material change has since occurred in the issuer's business, significant inputs or the relevant environment.

Investments determined by these valuation procedures which have a fair value of less than $1 million during the prior fiscal quarter may be valued based on inputs identified by the Investment Adviser without the necessity of obtaining valuation from an independent valuation firm, if once annually an independent valuation firm using the procedures described herein provides an independent assessment of value. Investments in all asset classes are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, seniority of investment in the investee company's capital structure, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, our principal market (as the reporting entity) and enterprise values, among other factors. When readily available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process. During the twelve months ended December 31, 2022, there were no significant changes to the Company's valuation techniques and related inputs considered in the valuation process.

Investment Income Recognition

The Company records interest and dividend income, adjusted for amortization of premium and accretion of discount, on an accrual basis. Some of our loans and other investments, including certain preferred equity investments, may have contractual PIK interest or dividends. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date. Certain PIK investments offer issuers the option at each payment date of making payments in cash or in additional securities. When additional securities are received, they typically have the same terms, including maturity dates and interest rates as the original securities issued. On these payment dates, the Company capitalizes the accrued interest or dividends receivable (reflecting such amounts as the basis in the additional securities received). PIK generally becomes due at maturity of the investment or upon the investment being called by the issuer. At the point the Company believes PIK is not expected to be realized, the PIK investment will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest or dividends are reversed from the related receivable through interest or dividend income, respectively. The Company does not reverse previously capitalized PIK interest or dividends. Upon capitalization, PIK is subject to the fair value estimates associated with their related investments. PIK investments on non-accrual status are restored to accrual status if the Company believes that PIK is expected to be realized.

Investments that are expected to pay regularly scheduled interest and/or dividends in cash are generally placed on non-accrual status when principal or interest/dividend cash payments are past due 30 days or more and/or when it is no longer probable that principal or interest/dividend cash payments will be collected. Such non-accrual investments are restored to accrual status if past due principal and interest or dividends are paid in cash, and in management's judgment, are likely to continue timely payment of their remaining interest or dividend obligations. Interest or dividend cash payments received on non-accrual designated investments may be recognized as income or applied to principal depending upon management's judgment.

Loan origination fees, original issue discount ("OID"), and market discounts are capitalized and accreted into interest income over the respective terms of the applicable loans using the effective interest method or straight-line, as applicable. Upon the prepayment of a loan, prepayment premiums, any unamortized loan origination fees, OID, or market discounts are recorded as interest income. Other income generally includes amendment fees, administrative fees, management fees, bridge fees, and structuring fees which are recorded when earned.

The Company records as dividend income the accretable yield from its beneficial interests in structured products such as CLOs based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. Such assumptions include the rate and timing of principal and interest receipts (which may be subject to prepayments and defaults) of the underlying pools of assets. These assumptions are updated on at least a quarterly basis to reflect changes related to a particular security, actual historical data, and market changes. A structured product investment typically has an underlying pool of assets. Payments on structured product investments are payable solely from the cash flows from such assets. As such, any unforeseen event in these underlying pools of assets might impact the expected recovery and future accrual of income.

Expenses

Expenses include management fees, performance-based incentive fees, interest expense, insurance expenses, administrative service fees, legal fees, directors' fees, audit and tax service expenses, third-party valuation fees and other general and administrative expenses. Expenses are recognized on an accrual basis.

Net Realized Gains (Losses) and Net Change in Unrealized Gains (Losses)

We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized gains or losses previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized gain (loss) reflects the net change in portfolio investment values during the reporting period, including the reversal of previously recorded unrealized gains or losses.

Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

Results of Operations

For information regarding results of operations for the twelve months ended March 31, 2021, see the Company's Form 10-K for the twelve months ended March 31, 2022.

Operating results for the nine months and the twelve months ended December 31, 2022 and 2021 were as follows:

(in millions)*	Nine Months Ended December 31,				Twelve Months Ended December 31,			
	2022		2021		2022		2021	
Investment Income								
Interest income	$	169.4	$	147.6	$	221.9	$	195.7
Dividend income		0.8		3.6		1.1		3.9
PIK interest income		2.7		3.5		3.3		5.2
Other income		2.7		3.8		4.0		4.4
Total investment income	$	175.6	$	158.4	$	230.4	$	209.2
Expenses								
Management and performance-based incentive fees, net of amounts waived	$	32.1	$	37.7	$	42.0	$	46.3
Interest and other debt expenses, net of reimbursements		58.8		40.7		73.1		53.7
Administrative services expense, net of reimbursements		4.0		4.2		5.3		5.3
Other general and administrative expenses		6.6		6.7		8.9		9.2
Net Expenses	$	101.5	$	89.3	$	129.3	$	114.5
Net Investment Income	$	74.1	$	69.1	$	101.0	$	94.7
Net Realized and Change in Unrealized Gains (Losses)								
Net realized gains (losses)	$	(69.2)	$	(65.3)	$	(71.3)	$	(68.7)
Net change in unrealized gains (losses)		18.0		74.4		(2.6)		94.6
Net Realized and Change in Unrealized Gains (Losses)	$	(51.2)	$	9.1	$	(73.9)	$	25.8
Net Increase in Net Assets Resulting from Operations	$	22.9	$	78.1	$	27.2	$	120.5
Net Investment Income on Per Average Share Basis (1)	$	1.15	$	1.07	$	1.57	$	1.46
Earnings per share — basic (1)	$	0.36	$	1.21	$	0.42	$	1.86

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* Totals may not foot due to rounding.

(1) Based on the weighted average number of shares outstanding for the period presented.

Total Investment Income

For the nine months ended December 31, 2022 as compared to the nine months ended December 31, 2021

The increase in total investment income of $17.2 million for the nine months ended December 31, 2022 compared to the nine months ended December 31, 2021 was primarily driven by the increase in total interest income of $21 million. The increase in total interest income was due to an increase in the yield for the total debt portfolio, from 7.9% for December 31, 2021 to 10.9% for December 31, 2022. This was partially offset by a lower income-bearing investment portfolio and a decrease in prepayment fees and income recognized from the acceleration of discount, premium, or deferred fees on repaid investments, from $8.7 million for the nine months ended December 31, 2021 to $7.6 million for the nine months ended December 31, 2022.The decrease in dividend income of $2.8 million was due to an decrease in dividends received from MSEA Tankers LLC. Furthermore, there was a decrease in other income of $1.1 million primarily due to lower non-reoccuring fees.

For the twelve months ended December 31, 2022 as compared to the twelve months ended December 31, 2021

The increase in total investment income of $21.2 million for the twelve months ended December 31, 2022 compared to the twelve months ended December 31, 2021 was primarily driven by the increase in total interest income of $24.3 million. The increase in total interest income was due to an increase in the yield for the total debt portfolio, from 7.9% for December 31, 2021 to 10.9% for December 31, 2022. Additionally there was an increase in prepayment fees and income recognized from the acceleration of discount, premium, or deferred fees on repaid investments, from $10.9 million for the twelve months ended December 31, 2021 to $11.3 million for the twelve months ended December 31, 2022. This was partially offset by a lower income-bearing investment portfolio. The decrease in dividend income of $2.8 million was due to an decrease in dividends received from MSEA Tankers LLC. Furthermore, there was a decrease in other income of $0.4 million primarily due to lower non-reoccuring fees.

Net Expenses

For the nine months ended December 31, 2022 as compared to the nine months ended December 31, 2021

The increase in net expenses of $12.2 million for the nine months ended December 31, 2022 compared to the nine months ended December 31, 2021 was primarily due to the increase in interest and other debt expenses of $18.1 million. The increase of interest and other debt expenses was primarily attributed to an increase in total annualized cost of debt, from 3.54% for the nine months ended December 31, 2021 to 5.05% for the nine months ended December 31, 2022. Additionally there was an increase in the average debt outstanding, from $1,527 million for the nine months ended December 31, 2021 to $1,546 for the nine months ended December 31, 2022. Furthermore, the decrease in management and performance-based incentive fees (net of amounts waived) of $5.6 million was due to an decrease in performance based incentive fees.

For the twelve months ended December 31, 2022 as compared to the twelve months ended December 31, 2021

The increase in net expenses of $14.8 million for the twelve months ended December 31, 2022 compared to the twelve months ended December 31, 2021 was primarily due to the increase in interest and other debt expenses of $19.4 million. The increase of interest and other debt expenses was primarily attributed to an increase in total annualized cost of debt, from 3.51% for the twelve months ended December 31, 2021 to 4.68% for the twelve months ended December 31, 2022. Additionally there was an increase in the average debt outstanding, from $1,529 million for the twelve months ended December 31, 2021 to $1,560 for the twelve months ended December 31, 2022. Furthermore, the decrease in management and performance-based incentive fees (net of amounts waived) of $4.3 million was due to an decrease in performance based incentive fees.

Net Realized Gains (Losses)

For the nine months ended December 31, 2022 as compared to the nine months ended December 31, 2021

During the nine months ended December 31, 2022, we recognized gross realized gains of $3.2 million and gross realized losses of $72.4 million, resulting in net realized losses of $69.2 million. Significant realized gains (losses) for the nine months ended December 31, 2022 are summarized below:

(in millions)	Net Realized Gain (Loss)
Emmes Corporation	$ 2.1
Dynamic Product Tankers (Prime), LLC	(41.4)
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.)	(27.9)
Carbonfree Chemicals SPE I LLC (f/k/a Maxus Capital Carbon SPE I LLC)	(2.2)

During the nine months ended December 31, 2021, we recognized gross realized gains of $4.0 million and gross realized losses of $69.3 million, resulting in net realized losses of $65.3 million. Significant realized gains (losses) for the nine months ended December 31, 2021 are summarized below:

(in millions)	Net Realized Gain (Loss)	
Niacet Corporation	$	1.1
Spotted Hawk		(44.4)
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.)		(20.9)
Sequential Brands Group, Inc.		(1.1)

For the twelve months ended December 31, 2022 as compared to the twelve months ended December 31, 2021

During the twelve months ended December 31, 2022, we recognized gross realized gains of $5.2 million and gross realized losses of $76.5 million, resulting in net realized losses of $71.3 million. Significant realized gains (losses) for the twelve months ended December 31, 2022 are summarized below:

(in millions)	Net Realized Gain (Loss)	
Emmes Corporation	$	2.1
Dynamic Product Tankers (Prime), LLC		(41.4)
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.)		(27.9)
Carbonfree Chemicals SPE I LLC (f/k/a Maxus Capital Carbon SPE I LLC)		(2.2)
AVAD LLC		(1.1)

During the twelve months ended December 31, 2021, we recognized gross realized gains of $6.9 million and gross realized losses of $75.6 million, resulting in net realized losses of $68.7 million. Significant realized gains (losses) for the twelve months ended December 31, 2021 are summarized below:

(in millions)	Net Realized Gain (Loss)	
Niacet Corporation	$	1.1
Spotted Hawk		(44.4)
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.)		(20.9)
Accelerate Parent		(1.7)
Sequential Brands Group, Inc.		(1.1)

Net Change in Unrealized Gains (Losses)

For the nine months ended December 31, 2022 as compared to the nine months ended December 31, 2021

During the nine months ended December 31, 2022, we recognized gross unrealized gains of $95.1 million and gross unrealized losses of $77.1 million, including the impact of transferring unrealized to realized gains (losses), resulting in net change in unrealized losses of $18.0 million. Additional significant changes in unrealized gains (losses) for the year nine months December 31, 2022 are summarized below:

(in millions)	Net Change in Unrealized Gain (Loss)	
Dynamic Product Tankers (Prime), LLC	$	41.3
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.)		31.3
ChyronHego Corporation		7.2
Ambrosia Buyer Corp.		2.0
AVAD, LLC		1.5
Merx Aviation Finance, LLC		(22.8)
K&N Parent, Inc.		(18.3)
Renew Financial LLC (f/k/a Renewable Funding, LLC)		(4.4)
Spotted Hawk		(4.2)
NFA Group		(3.2)
Englert		(1.7)
The Club Company		(1.2)

During the nine months ended December 31, 2021, we recognized gross unrealized gains of $115.2 million and gross unrealized losses of $40.8 million, including the impact of transferring unrealized to realized gains (losses), resulting in net change in unrealized gains of $74.4 million. Additional significant changes in unrealized gains (losses) for the nine months ended December 31, 2021 are summarized below:

(in millions)	Net Change in Unrealized Gain (Loss)	
Spotted Hawk	$	37.3
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.)		24.0
Carbonfree Chemicals SPE I LLC (f/k/a Maxus Capital Carbon SPE I LLC)		18.7
ChyronHego Corporation		6.8
Paper Source		3.0
Merx Aviation Finance, LLC		2.7
Sequential Brands Group, Inc.		2.2
Pelican		2.2
US Legal Support		1.5
Genesis Healthcare, Inc.		1.5
Dynamic Product Tankers (Prime), LLC		(19.8)
Ambrosia Buyer Corp.		(5.7)
MSEA Tankers LLC		(4.1)
Niacet Corporation		(1.1)

For the twelve months ended December 31, 2022 as compared to the twelve months ended December 31, 2021

During the twelve months ended December 31, 2022, we recognized gross unrealized gains of $114.4 million and gross unrealized losses of $117.0 million, including the impact of transferring unrealized to realized gains (losses), resulting in net change in unrealized losses of $2.6 million. Additional significant changes in unrealized gains (losses) for the twelve months ended December 31, 2022 are summarized below:

(in millions)	Net Change in Unrealized Gain (Loss)
Dynamic Product Tankers (Prime), LLC	$ 44.0
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.)	34.9
ChyronHego Corporation	10.2
Ambrosia Buyer Corp.	2.5
MYCOM	1.4
Merx Aviation Finance, LLC	(42.5)
K&N Parent, Inc.	(20.1)
MSEA Tankers LLC	(10.4)
NFA Group	(4.6)
Renew Financial LLC (f/k/a Renewable Funding, LLC)	(4.4)
Carbonfree Chemicals SPE I LLC (f/k/a Maxus Capital Carbon SPE I LLC)	(2.6)
Spotted Hawk	(2.4)
Englert	(1.5)
Golden Bear	(1.4)
The Club Company	(1.4)

During the twelve months ended December 31, 2021, we recognized gross unrealized gains of $146.0 million and gross unrealized losses of $51.6 million, including the impact of transferring unrealized to realized gains (losses), resulting in net change in unrealized gains of $94.6 million. Additional significant changes in unrealized gains (losses) for the twelve months ended December 31, 2021 are summarized below:

(in millions)	Net Change in Unrealized Gain (Loss)
Spotted Hawk	$ 40.3
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.)	24.0
Carbonfree Chemicals SPE I LLC (f/k/a Maxus Capital Carbon SPE I LLC)	19.0
ChyronHego Corporation	6.9
Merx Aviation Finance, LLC	3.1
Paper Source	2.8
MYCOM	2.7
Pelican	2.2
Lanai Holdings III, Inc.	2.0
Accelerate Parent Corp. (American Tire)	1.7
Dynamic Product Tankers (Prime), LLC	(19.5)
MSEA Tankers LLC	(4.8)
Ambrosia Buyer Corp.	(2.5)
AVAD, LLC	(1.7)
PIB Group	(1.7)
Niacet Corporation	(1.7)
LabVantage Solutions	(1.3)

Liquidity and Capital Resources

The Company's liquidity and capital resources are generated and generally available through periodic follow-on equity and debt offerings, our Senior Secured Facility (as defined in **Note 7** to the financial statements), our senior secured notes, our senior unsecured notes, investments in special purpose entities in which we hold and finance particular investments on a non-recourse basis, as well as from cash flows from operations, investment sales of liquid assets and repayments of senior and subordinated loans and income earned from investments. For liquidity and capital resources information for the year ended March 31, 2021, see the Company's Form 10-K for the fiscal year ended March 31, 2022.

We believe that our current cash and cash equivalents on hand, our short-term investments, proceeds from the sale of our 2025 Notes and 2026 Notes, our available borrowing capacity under our Senior Secured Facility and our anticipated cash flows from operations will be adequate to meet our cash needs for our daily operations for at least the next twelve months. This "Liquidity and Capital Resources" section should be read in conjunction with "COVID-19 Developments" above.

Cash Equivalents

The Company defines cash equivalents as securities that are readily convertible into known amounts of cash and near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only securities with a maturity of three months or less from the date of purchase would qualify, with limited exceptions. The Company deems that certain money market funds, U.S. Treasury bills, repurchase agreements and other high-quality, short-term debt securities would qualify as cash equivalents (See **Note 2** to the financial statements.) At the end of each fiscal quarter, we consider taking proactive steps utilizing cash equivalents with the objective of enhancing our investment flexibility during the following quarter, pursuant to Section 55 of the 1940 Act. More specifically, we may purchase U.S. Treasury bills from time-to-time on the last business day of the quarter and typically close out that position on the following business day, settling the sale transaction on a net cash basis with the purchase, subsequent to quarter end. The Company may also utilize repurchase agreements or other balance sheet transactions, including drawing down on our Senior Secured Facility, as we deem appropriate. The amount of these transactions or such drawn cash for this purpose is excluded from total assets for purposes of computing the asset base upon which the management fee is determined.

Debt

See **Note 7** to the financial statements for information on the Company's debt.

The following table shows the contractual maturities of our debt obligations as of December 31, 2022:

(in millions)	Total	Payments Due by Period Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Senior Secured Facility (1)	$ 1,012.5	$ —	$ 1,012.5	$ —	$ —
2025 Notes	350.0	—	350.0	—	—
2026 Notes	125.0	—	—	125.0	—
Total Debt Obligations	$ 1,487.5	$ —	$ 1,362.5	$ 125.0	$ —

_____

(1) As of December 31, 2022, aggregate lender commitments under the Senior Secured Facility totaled $1.76 billion and have $713.6 million of unused capacity. As of December 31, 2022, there were $37.7 million of letters of credit issued under the Senior Secured Facility as shown as part of total commitments in **Note 7** to the financial statements.

Stockholders' Equity

See **Note 8** to the financial statements for information on the Company's public offerings and share repurchase plans.

Distributions

Distributions paid to stockholders during the nine months and twelve months ended December 31, 2022 totaled $66.7 million ($1.04 per share) and $89.7 million ($1.40 per share), respectively. Distributions paid to stockholders during the nine months and twelve months ended December 31, 2021 totaled $70.3 million ($1.08 per share) and $93.8 million ($1.44 per share), respectively. For income tax purposes, distributions made to stockholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. Although the tax character of distributions paid to stockholders through December 31, 2022 may include return of capital, the exact amount cannot be determined at this point. The final determination of the tax character of distributions will not be made until we file our tax return for the tax year ended December 31, 2022. Tax characteristics of all distributions will be reported to stockholders on Form 1099 after the end of the calendar year. Our quarterly distributions, if any, will be determined by our Board of Directors.

To maintain our RIC status, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, at least annually, out of the assets legally available for distribution. Although we currently intend to distribute realized net capital gains (i.e., net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may in the future decide to retain such capital gains for investment. Currently, we have substantial net capital loss carryforwards and consequently do not expect to generate cumulative net capital gains in the foreseeable future.

We maintain an "opt out" dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, then stockholders' cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically "opt out" of the dividend reinvestment plan so as to receive cash dividends.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, due to the asset coverage test applicable to us as a BDC, we may in the future be limited in our ability to make distributions. Also, our revolving credit facility may limit our ability to declare dividends if we default under certain provisions or fail to satisfy certain other conditions. If we do not distribute a certain percentage of our income annually, we may suffer adverse tax consequences, including possible loss of the tax benefits available to us as a RIC. In addition, in accordance with GAAP and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual PIK, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may not be able to meet the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a RIC.

With respect to the distributions to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies is treated as taxable income and accordingly, distributed to stockholders.

PIK Income

For the nine and twelve months ended December 31, 2022, PIK income totaled $2.7 million and $3.3 million on total investment income of $175.6 million and $230.4 million, respectively. For the nine and twelve months ended December 31, 2021, PIK income totaled $3.5 million and $5.2 million on total investment income of $158.4 million and $209.2 million, respectively. In order to maintain the Company's status as a RIC, this non-cash source of income must be paid out to stockholders annually in the form of distributions, even though the Company has not yet collected the cash. See **Note 6** to the financial statements for additional information regarding the Company's PIK income.

Related Party Transactions

See **Note 4** to the financial statements for information on the Company's related party transactions.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are subject to financial market risks, including changes in interest rates and the valuations of our investment portfolio. Uncertainty with respect to the economic effects of the COVID-19 outbreak and subsequent variants has introduced significant volatility in the financial markets, and the effects of this volatility could materially impact our market risks, including those listed below. For additional information concerning the COVID-19 pandemic and its potential impact on our business and our operating results, see Part II - Other information, Item 1A. Risk Factors.

Investment valuation risk

Because there is not a readily available market value for most of the investments in our portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by our board of directors based on, among other things, the input of our management and audit committee and independent valuation firms that have been engaged at the direction of our board of directors to assist in the valuation of each portfolio investment without a readily available market quotation (with certain de minimis exceptions). Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which we have recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies" and "—Fair Value Measurements" as well as **Notes 2 and 5** to our financial statements for the nine months ended December 31, 2022, for more information relating to our investment valuation.

Interest Rate Risk

Interest rate sensitivity refers to the change in our earnings that may result from changes in the level of interest rates. Because we fund a portion of our investments with borrowings, our net investment income is affected by the difference between the rate at which we invest and the rate at which we borrow. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

As of December 31, 2022, the majority of our debt portfolio investments bore interest at variable rates, which generally are LIBOR or SOFR-based (or based on an equivalent applicable currency rate) and typically have durations of one to six months after which they reset to current market interest rates, and many of which are subject to certain floors. Further, our Senior Secured Facility bears interest at LIBOR rates with no interest rate floors, while our 2025 Notes and 2026 Notes bears interest at a fixed rate. As of December 31, 2021, all non-U.S. dollar LIBOR publications have been phased out. The phase out of a majority of the U.S. dollar publications is delayed until June 30, 2023. Potential changes, or uncertainty related to such potential changes, may adversely affect the market for LIBOR-based securities, including our portfolio of LIBOR-indexed, floating-rate debt securities, or the cost of our borrowings. SOFR appears to be the preferred alternative replacement rate for U.S. dollar LIBOR, but there is no guarantee SOFR will become the dominant alternative. Please see Part I of our annual report on Form 10-K for the year ended March 31, 2022, "Item 1A. Risk Factors—"Risks Relating to the Current Environment—"Uncertainty relating to the LIBOR calculation process may adversely affect the value of our portfolio of the LIBOR-indexed, floating-rate debt securities in our portfolio or the cost of our borrowings."

We regularly measure our exposure to interest rate risk. We assess interest rate risk and manage our interest rate exposure on an ongoing basis by comparing our interest rate sensitive assets to our interest rate sensitive liabilities. Based on that review, we determine whether or not any hedging transactions are necessary to mitigate exposure to changes in interest rates.

The following table shows the estimated annual impact on net investment income of base rate changes in interest rates (considering interest rate flows for variable rate instruments) to our loan portfolio and outstanding debt as of December 31, 2022, assuming no changes in our investment and borrowing structure:

Basis Point Change	Net Investment Income	Net Investment Income Per Share
Up 150 basis points	$ 12.7 mn	$ 0.194
Up 100 basis points	8.4 mn	0.129
Up 50 basis points	4.2 mn	0.065
Down 50 basis points	(4.2 mn)	(0.065)
Down 100 basis points	(8.4 mn)	(0.129)

We may hedge against interest rate fluctuations from time-to-time by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act and applicable commodities laws. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio of investments.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2022. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 based upon criteria in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, management determined that the Company's internal control over financial reporting was effective as of December 31, 2022 based on the criteria on *Internal Control — Integrated Framework* issued by COSO.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of MidCap Financial Investment Corporation.

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of MidCap Financial Investment Corporation (the "Company"), including the schedule of investments, as of December 31, 2022, the related statements of operations, changes in net assets, cash flows, and the financial highlights for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the related results of operations, net assets, and cash flows for the period then ended, and the financial highlights for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our procedures included confirmation of securities owned as of December 31, 2022, by correspondence with the custodian, brokers and selling or agent banks; when replies were not received from brokers and selling or agent banks, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value of Level 3 Investments — Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The Company held investments classified as Level 3 investments under accounting principles generally accepted in the United States of America. These investments included debt and equity securities with unique contract terms and conditions and/or complexity that considers a combination of multiple levels of market and asset specific inputs. The valuation techniques used in estimating the fair value of these investments vary and certain significant inputs used were unobservable. The fair value of the Company's Level 3 investments was $2.4 billion as of December 31, 2022.

We identified the valuation of Level 3 investments as a critical audit matter because of the judgments necessary for management to select valuation techniques and to use significant unobservable inputs to estimate the fair value. This required a high degree of auditor judgement and extensive audit effort, including the need to involve fair value specialists, for certain investments, who possess significant valuation experience to evaluate the appropriateness of the valuation techniques and the significant unobservable inputs, when performing procedures to audit management's estimate of fair value of Level 3 investments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of certain Level 3 investments included the following, among other factors:

1. We tested the design, implementation and operating effectiveness of controls over management's valuation of Level 3 investments, including those related to valuation techniques and significant unobservable inputs.

2. We evaluated the appropriateness of the valuation techniques used for Level 3 investments and tested the related significant unobservable inputs by comparing these inputs to external sources.

3. For a selected sample of Level 3 investments, we performed procedures with the assistance of our fair value specialists to evaluate the valuation techniques and significant unobservable inputs and assumptions utilized.

/s/ Deloitte & Touche LLP

New York, New York
February 21, 2023

We have served as the Company's auditor since 2022.

Report of Independent Registered Public Accounting Firm

Opinion on Senior Securities

We have audited the statements of assets and liabilities of MidCap Financial Investment Corporation (the "Company"), including the schedule of investments, as of December 31, 2022, and the related statements of operations, changes in net assets, cash flows, and the financial highlights for the period then ended, and the related notes (collectively referred to as the "financial statements") and our report dated February 21, 2023, expressed an unqualified opinion on those financial statements. Our audit of the Company includes the information as of December 31, 2022, appearing under the caption "Senior Securities". This information is the responsibility of the Company's management. Information about the Company's senior securities as of December 31, 2022, appearing under the caption "Senior Securities" has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements from which it has been derived.

/s/ Deloitte & Touche LLP

New York, New York
February 21, 2023

We have served as the Company's auditor since 2022.

Report of Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MidCap Financial Investment Corporation (the "Company") as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statements of assets and liabilities of the Company, including the schedule of investments, as of December 31, 2022, the related statements of operations, changes in net assets, cash flows, and the financial highlights for the period then ended, and the related notes (collectively referred to as the "financial statements") and our report dated February 21, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York
February 21, 2023

We have served as the Company's auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MidCap Financial Investment Corporation

Opinion on the Financial Statements

We have audited the statement of assets and liabilities, including the schedule of investments, of MidCap Financial Investment Corporation (the "Company") as of March 31, 2022, and the related statements of operations, changes in net assets and cash flows for each of the two years in the period ended March 31, 2022, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and the results of its operations, changes in net assets and its cash flows for each of the two years in the period ended March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

We have also previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of assets and liabilities, including the schedules of investments, as of March 31, 2020, 2019, 2018, 2017, 2016, 2015 and 2014, and the related statements of operations, changes in net assets and cash flows for the years ended March 31, 2020, 2019, 2018, 2017, 2016, 2015 and 2014 (none of which are presented herein), and we expressed unqualified opinions on those financial statements. In our opinion, the information set forth in the senior securities table of the Company for each of the nine years in the period ended March 31, 2022, appearing on pages 67-71 is fairly stated, in all material respects, in relation to the financial statements from which it has been derived.

Basis for Opinion

These financial statements are the responsibility of the Company's management . Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of securities owned as of March 31, 2022 by correspondence with the custodians, administrative agents and portfolio companies. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
May 19, 2022

We served as the Company's auditor from 2004 to 2022

MIDCAP FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF ASSETS AND LIABILITIES
(In thousands, except share and per share data)

		December 31, 2022		March 31, 2022
Assets				
Investments at fair value:				
Non-controlled/non-affiliated investments (cost — $2,019,573 and $2,001,907, respectively)	$	1,960,199	$	1,977,647
Non-controlled/affiliated investments (cost — $121,307 and $130,866, respectively)		49,141		63,709
Controlled investments (cost — $466,294 and $613,056, respectively)		388,780		481,817
Cash and cash equivalents		84,713		30,033
Foreign currencies (cost — $2,404 and $601, respectively)		2,378		565
Receivable for investments sold		3,100		7,989
Interest receivable		17,169		15,554
Dividends receivable		4,836		5,083
Deferred financing costs		13,403		17,005
Prepaid expenses and other assets		1,797		719
Total Assets	$	2,525,516	$	2,600,121
Liabilities				
Debt	$	1,483,394	$	1,550,608
Distributions payable		24,217		22,913
Management and performance-based incentive fees payable		9,060		9,912
Interest payable		13,546		3,335
Accrued administrative services expense		748		897
Other liabilities and accrued expenses		6,445		7,624
Total Liabilities	$	1,537,410	$	1,595,289
Commitments and contingencies (Note 9)				
Net Assets	$	988,106	$	1,004,832
Net Assets				
Common stock, $0.001 par value (130,000,000 shares authorized; 65,451,359 and 63,647,240 shares issued and outstanding, respectively)	$	65	$	62
Capital in excess of par value		2,107,120		2,078,760
Accumulated under-distributed (over-distributed) earnings		(1,119,079)		(1,073,990)
Net Assets	$	988,106	$	1,004,832
Net Asset Value Per Share	$	15.10	$	15.79

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022	Twelve Months Ended March 31, 2021
Investment Income			
Non-controlled/non-affiliated investments:			
Interest income (excluding Payment-in-kind ("PIK") interest income)	$ 143,564	$ 164,878	$ 178,277
Dividend income	61	560	753
PIK interest income	1,156	2,652	5,447
Other income	2,234	5,060	2,472
Non-controlled/affiliated investments:			
Interest income (excluding PIK interest income)	363	190	118
Dividend income	718	1,290	1,308
PIK interest income	58	71	15
Other income	—	—	—
Controlled investments:			
Interest income (excluding PIK interest income)	25,530	35,043	25,624
Dividend income	—	2,059	1,691
PIK interest income	1,448	1,352	1,044
Other income	477	—	—
Total Investment Income	$ 175,609	$ 213,155	$ 216,749
Expenses			
Management fees	$ 26,621	$ 36,142	$ 36,434
Performance-based incentive fees	5,691	11,681	—
Interest and other debt expenses	59,363	55,020	55,416
Administrative services expense	4,188	5,835	4,765
Other general and administrative expenses	6,551	9,106	10,495
Total expenses	102,414	117,784	107,110
Management and performance-based incentive fees waived	—	—	—
Performance-based incentive fee offset	(178)	(247)	(25)
Expense reimbursements	(770)	(343)	(362)
Net Expenses	$ 101,466	$ 117,194	$ 106,723
Net Investment Income	$ 74,143	$ 95,961	$ 110,026
Net Realized and Change in Unrealized Gains (Losses)			
Net realized gains (losses):			
Non-controlled/non-affiliated investments	$ 1,977	$ 2,977	$ (13,113)
Non-controlled/affiliated investments	(2,224)	541	(4,285)
Controlled investments	(69,265)	(65,299)	—
Foreign currency transactions	273	(5,586)	(4,108)
Net realized gains (losses)	(69,239)	(67,367)	(21,506)
Net change in unrealized gains (losses):			
Non-controlled/non-affiliated investments	(35,113)	2,184	69,431
Non-controlled/affiliated investments	(5,008)	15,398	3,894
Controlled investments	53,726	27,010	(36,393)
Foreign currency translations	4,431	9,178	(13,591)
Net change in unrealized gains (losses)	18,036	53,770	23,341
Net Realized and Change in Unrealized Gains (Losses)	$ (51,203)	$ (13,597)	$ 1,835
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 22,940	$ 82,364	$ 111,861
Earnings (Loss) Per Share — Basic	$ 0.36	$ 1.28	$ 1.71

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF CHANGES IN NET ASSETS
(In thousands, except share data)

	Nine Months Ended December 31, 2022		Twelve Months Ended March 31, 2022		Twelve Months Ended March 31, 2021	
Operations						
Net investment income	$	74,143	$	95,961	$	110,026
Net realized gains (losses)		(69,239)		(67,367)		(21,506)
Net change in unrealized gains (losses)		18,036		53,770		23,341
Net Increase (Decrease) in Net Assets Resulting from Operations	$	22,940	$	82,364	$	111,861
Distributions to Stockholders						
Distribution of net investment income	$	(68,028)	$	(92,762)	$	(99,846)
Distribution of return of capital		—		—		—
Net Decrease in Net Assets Resulting from Distributions to Stockholders	$	(68,028)	$	(92,762)	$	(99,846)
Capital Share Transactions						
Net proceeds from the issuance of common stock	$	30,000	$	—	$	—
Offering costs for the issuance of common stock		—		—		—
Repurchase of common stock	$	(1,638)	$	(21,100)	$	—
Net Increase (Decrease) in Net Assets Resulting from Capital Share Transactions	$	28,362	$	(21,100)	$	-
Net Assets						
Net increase (decrease) in net assets during the period	$	(16,726)	$	(31,498)	$	12,015
Net assets at beginning of period		1,004,832		1,036,330		1,024,315
Net Assets at End of Period	$	988,106	$	1,004,832	$	1,036,330
Capital Share Activity						
Shares issued during the period		1,932,641		—		—
Shares repurchased during the period		(128,522)		(1,611,936)		—
Shares issued and outstanding at beginning of period		63,647,240		65,259,176		65,259,176
Shares Issued and Outstanding at End of Period		65,451,359		63,647,240		65,259,176

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
(In thousands)

	Nine Months Ended December 31, 2022		Twelve Months Ended March 31, 2022		Twelve Months Ended March 31, 2021	
Operating Activities						
Net increase (decrease) in net assets resulting from operations	$	22,940	$	82,364	$	111,861
Net realized (gains) losses		69,239		67,367		21,506
Net change in unrealized (gains) losses		(18,036)		(53,770)		(23,341)
Net amortization of premiums and accretion of discounts on investments		(6,131)		(9,611)		(11,174)
Accretion of discount on notes		453		684		593
Amortization of deferred financing costs		3,899		5,161		5,074
Increase in gains/(losses) from foreign currency transactions		273		(5,580)		(4,071)
PIK interest and dividends capitalized		(2,154)		(4,318)		(6,774)
Changes in operating assets and liabilities:						
Purchases of investments		(499,632)		(1,140,863)		(617,096)
Proceeds from sales and repayments of investments		581,952		1,056,937		990,451
Decrease (increase) in interest receivable		(1,615)		(2,419)		6,040
Decrease (increase) in dividends receivable		247		(1,290)		1,241
Decrease (increase) in prepaid expenses and other assets		(1,078)		188		(175)
Increase (decrease) in management and performance-based incentive fees payable		(853)		1,246		(1,623)
Increase (decrease) in interest payable		10,211		1,239		(791)
Increase (decrease) in accrued administrative services expense		(149)		103		(2,002)
Increase (decrease) in other liabilities and accrued expenses		(1,178)		(115)		952
Net Cash Used in/Provided by Operating Activities	$	158,388	$	(2,677)	$	470,671
Financing Activities						
Issuances of debt	$	168,000	$	494,694	$	185,481
Payments of debt		(231,543)		(401,250)		(529,290)
Financing costs paid and deferred		—		(333)		(10,171)
Net proceeds from the issuance of common stock		30,000		—		—
Repurchase of common stock		(1,638)		(21,100)		—
Distributions paid		(66,724)		(93,342)		(105,720)
Net Cash Used in/Provided by Financing Activities	$	(101,905)	$	(21,331)	$	(459,700)
Cash, Cash Equivalents and Foreign Currencies						
Net increase (decrease) in cash, cash equivalents and foreign currencies during the period	$	56,483	$	(24,008)	$	10,971
Effect of foreign exchange rate changes on cash and cash equivalents		10		(18)		(23)
Cash, cash equivalents and foreign currencies at beginning of period		30,598		54,624		43,676
Cash, Cash Equivalents and Foreign Currencies at the End of Period	$	87,091	$	30,598	$	54,624
Supplemental Disclosure of Cash Flow Information						
Cash interest paid	$	44,613	$	47,897	$	50,478
Non-Cash Activity						
PIK income	$	2,662	$	4,075	$	6,506

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Advertising, Printing & Publishing							
FingerPaint Marketing							
KL Charlie Acquisition Company	First Lien Secured Debt	L+625, 1.00% Floor	12/30/26	$ 23,520	$ 23,188	$ 23,166	(9)(28)
	First Lien Secured Debt - Revolver	P+525	12/30/26	1,962	407	402	(9)(21)(23)(25)
KL Charlie Co-Invest, L.P.	Common Equity - Common Stock	N/A	N/A	218,978 Shares	219	346	(9)(13)
					23,814	23,914	
Hero Digital							
HRO (Hero Digital) Holdings, LLC	First Lien Secured Debt	L+600, 1.00% Floor	11/18/28	27,038	18,990	18,330	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	11/18/26	2,553	904	843	(9)(20)(21)(23)(28)
HRO Holdings I LP	Common Equity - Common Stock	N/A	N/A	213 Shares	213	126	(9)(13)
					20,107	19,299	
		Total Advertising, Printing & Publishing			$ 43,921	$ 43,213	
Aerospace & Defense							
Erickson Inc							
Erickson Inc	First Lien Secured Debt - Revolver	SOFR+800, 1.00% Floor	05/20/24	$ 25,500	$ 13,659	$ 13,427	(9)(20)(21)(23)(31)
		Total Aerospace & Defense			$ 13,659	$ 13,427	
Automotive							
Club Car Wash							
Club Car Wash Operating, LLC	First Lien Secured Debt	SOFR+650, 1.00% Floor	06/16/27	$ 29,738	$ 27,432	$ 27,271	(9)(21)(23)(32)
	First Lien Secured Debt - Revolver	SOFR+650, 1.00% Floor	06/16/27	2,438	(32)	(47)	(8)(9)(21)(23)
					27,400	27,224	
Crowne Automotive							
Vari-Form Group, LLC	First Lien Secured Debt	11.00% (7.00% Cash plus 4.00% PIK)	02/02/23	5,860	893	264	(9)(14)(28)
Vari-Form Inc.	First Lien Secured Debt	11.00% (7.00% Cash plus 4.00% PIK)	02/02/23	2,110	391	95	(9)(14)(28)
					1,284	359	
K&N Parent, Inc.							
K&N Parent, Inc.	Second Lien Secured Debt	8.75%	10/21/24	23,765	23,621	1,402	(14)(28)
Truck-Lite Co., LLC							
TL Lighting Holdings, LLC	Common Equity - Equity	N/A	N/A	350 Shares	350	410	(9)(13)
Truck-Lite Co., LLC	First Lien Secured Debt	SOFR+625, 1.00% Floor	12/14/26	31,735	31,280	31,077	(9)(33)
	First Lien Secured Debt - Revolver	SOFR+625, 1.00% Floor	12/13/24	3,052	—	(33)	(8)(9)(20)(21)(23)
					31,630	31,454	
		Total Automotive			$ 83,935	$ 60,439	
Aviation and Consumer Transport							
Merx Aviation Finance, LLC							
Merx Aviation Finance, LLC (5)	First Lien Secured Debt - Revolver	10.00%	10/31/23	$ 204,677	$ 150,000	$ 150,000	(20)(23)
	Common Equity - Membership Interests	N/A	N/A		146,500	111,446	(24)
					296,500	261,446	
PrimeFlight							
PrimeFlight Aviation Services, Inc.	First Lien Secured Debt	SOFR+625, 1.00% Floor	05/09/24	17,259	17,129	17,172	(9)(32)
		Total Aviation and Consumer Transport			$ 313,629	$ 278,618	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Beverage, Food & Tobacco							
Berner Foods							
Berner Food & Beverage, LLC	First Lien Secured Debt	L+550, 1.00% Floor	07/30/27	$ 30,730	$ 30,175	$ 30,576	(9)(28)
	First Lien Secured Debt - Revolver	P+450	07/30/26	259	255	258	(9)(21)(23)(25)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	07/30/26	2,622	533	563	(9)(21)(23)(28)
					30,963	31,397	
Bolthouse Farms							
Wm. Bolthouse Farms, Inc.	Common Equity - Equity Interests	N/A	N/A	1,086,122 Shares	1,147	1,162	(13)(24)
Hive							
FCP-Hive Holdings, LLC	Preferred Equity - Preferred Equity	N/A	N/A	589 Shares	448	234	(9)(13)
	Common Equity - Common Stock	N/A	N/A	589 Shares	3	—	(9)(13)
Hive Intermediate, LLC	First Lien Secured Debt	SOFR+400 Cash plus 2.00% PIK, 1.00% Floor	09/22/27	17,063	16,794	16,381	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+400 Cash plus 2.00% PIK, 1.00% Floor	09/22/27	2,326	275	217	(9)(21)(23)(31)
					17,520	16,832	
Orgain, Inc.							
Butterfly Fighter Co-Invest, L.P.	Common Equity - Membership Interests	N/A	N/A	490,000 Shares	90	898	
Rise Baking							
Ultimate Baked Goods Midco LLC	First Lien Secured Debt	L+650, 1.00% Floor	08/13/27	26,489	25,959	25,591	(9)(28)
	First Lien Secured Debt - Revolver	L+650, 1.00% Floor	08/13/27	3,243	787	741	(9)(20)(21)(23)(28)
					26,746	26,332	
Turkey Hill							
IC Holdings LLC	Common Equity - Series A Units	N/A	N/A	169 Shares	169	141	(9)(13)
THLP CO. LLC	First Lien Secured Debt	L+600 Cash plus 2.00% PIK, 1.00% Floor	05/31/25	25,457	25,233	25,075	(9)(29)
	First Lien Secured Debt - Revolver	L+600 Cash plus 2.00% PIK, 1.00% Floor	05/31/24	4,494	1,918	1,874	(9)(20)(21)(23)(28)(29)
					27,320	27,090	
				Total Beverage, Food & Tobacco	$ 103,786	$ 103,711	
Business Services							
Access Information							
Access CIG, LLC	Second Lien Secured Debt	L+775, 0.00% Floor	02/27/26	$ 15,900	$ 15,836	$ 15,503	(26)
AlpineX							
Alpinex Opco, LLC	First Lien Secured Debt	SOFR+626, 1.00% Floor	12/27/27	21,489	21,070	20,915	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+626, 1.00% Floor	12/27/27	1,489	565	566	(9)(21)(23)(32)
					21,635	21,481	
Ambrosia Buyer Corp.							
Ambrosia Buyer Corp.	Second Lien Secured Debt	8.00%	08/28/25	21,429	17,307	6,429	(14)(28)
AML Rightsource							
Gabriel Partners, LLC	First Lien Secured Debt	L+600, 1.00% Floor	09/21/26	31,213	30,739	30,583	(9)(26)
	First Lien Secured Debt - Revolver	P+500	09/21/26	665	122	116	(9)(21)(23)(25)
					30,861	30,699	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Continuum							
Continuum Global Solutions, LLC	Preferred Equity - Preferred Equity	N/A	N/A	775 Shares	78	78	(9)(13)
Electro Rent Corporation							
Electro Rent Corporation	Second Lien Secured Debt	L+900, 1.00% Floor	01/31/25	34,235	33,906	34,064	(9)(28)
Elo Touch							
TGG TS Acquisition Company	First Lien Secured Debt - Revolver	L+650, 0.00% Floor	12/14/23	1,750	—	(26)	(8)(21)(23)
Ensemble Health							
EHL Merger Sub, LLC	First Lien Secured Debt - Revolver	L+325, 0.00% Floor	08/01/24	4,155	(122)	(166)	(8)(21)(23)
IRP							
Precision Refrigeration & Air Conditioning LLC	First Lien Secured Debt	SOFR+650, 1.00% Floor	03/08/28	10,143	9,951	9,940	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+600, 1.00% Floor	03/08/27	1,705	(29)	(34)	(8)(9)(21)(23)
SMC IR Holdings, LLC	Common Equity - Common Stock	N/A	N/A	134 Shares	145	189	(9)(24)
					10,067	10,095	
Jacent							
Jacent Strategic Merchandising	First Lien Secured Debt	L+725, 1.00% Floor	04/23/24	22,159	22,062	21,140	(9)(26)
	First Lien Secured Debt - Revolver	L+725, 1.00% Floor	04/23/24	3,500	3,443	3,341	(9)(21)(23)(26)
	Common Equity - Common Stock	N/A	N/A	5,000 Shares	500	—	(9)(13)
JSM Equity Investors, L.P.	Preferred Equity - Class P Partnership Units	N/A	N/A	114 Shares	11	11	(9)(13)
					26,016	24,492	
Jones & Frank							
JF Acquisition, LLC	First Lien Secured Debt	L+550, 1.00% Floor	07/31/26	13,100	12,978	12,780	(9)(26)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	07/31/26	1,569	1,366	1,342	(9)(21)(23)(26)
					14,344	14,122	
Naviga							
Naviga Inc. (fka Newscycle Solutions, Inc.)	First Lien Secured Debt	SOFR+700, 1.00% Floor	12/29/23	13,295	13,227	13,295	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+700, 1.00% Floor	12/29/23	500	442	444	(9)(21)(23)(32)
					13,669	13,739	
PSE							
Graffiti Buyer, Inc.	First Lien Secured Debt	L+550, 1.00% Floor	08/10/27	8,375	6,159	6,147	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	08/10/27	1,307	506	507	(9)(21)(23)(28)
Graffiti Parent, LP	Common Equity - Common Stock	N/A	N/A	2,439 Shares	244	290	(9)(13)
					6,909	6,944	
PSI Services, LLC							
Lifelong Learner Holdings, LLC	First Lien Secured Debt	L+575, 1.00% Floor	10/19/26	33,714	33,332	32,062	(9)(28)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	10/20/25	2,985	2,954	2,864	(9)(21)(23)(28)
					36,286	34,926	
Soliant							
Soliant Health, Inc.	Common Equity - Membership Interests	N/A	N/A	300 Shares	300	1,381	(9)

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Trench Plate							
Trench Plate Rental Co.	First Lien Secured Debt	SOFR+550, 1.00% Floor	12/03/26	18,091	17,846	17,820	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+550, 1.00% Floor	12/03/26	1,818	458	455	(9)(20)(21)(23)(32)
Trench Safety Solutions Holdings, LLC	Common Equity - Common Stock	N/A	N/A	331 Shares	50	51	(9)(13)(24)
					18,354	18,326	
US Legal Support							
US Legal Support Investment Holdings, LLC	Common Equity - Series A-1 Units	N/A	N/A	631,972 Shares	632	619	(9)(13)
USLS Acquisition, Inc.	First Lien Secured Debt	SOFR+575, 1.00% Floor	12/02/24	19,295	19,150	18,952	(9)(32)
	First Lien Secured Debt	SOFR+590, 1.00% Floor	12/02/24	4,521	4,484	4,441	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+575, 1.00% Floor	12/02/24	1,608	861	856	(9)(20)(21)(23)(32)
					25,127	24,868	
Wilson Language Training							
Owl Acquisition, LLC	First Lien Secured Debt	SOFR+525, 1.00% Floor	02/04/28	9,851	9,675	9,752	(9)(33)
Owl Parent Holdings, LLC	Common Equity - Common Stock	N/A	N/A	100 Shares	100	191	(9)(13)(24)
					9,775	9,943	
				Total Business Services	$ 280,348	$ 266,898	
Chemicals, Plastics & Rubber							
Carbonfree Chemicals SPE I LLC (f/k/a Maxus Capital Carbon							
Carbonfree Chemicals Holdings LLC (4)	Common Equity - Common Equity / Interest	N/A	N/A	1,246 Shares	$ 56,505	$ 20,202	(13)(16)(24)
FC2 LLC (4)	Common Equity - Common Stock	N/A	N/A	5 Shares	—	—	(24)
	Secured Debt - Promissory Note	6.50%	10/14/27	12,500	12,500	12,500	
					69,005	32,702	
Westfall Technik, Inc.							
Westfall Technik, Inc.	First Lien Secured Debt	SOFR+625, 1.00% Floor	09/13/24	21,303	21,160	20,717	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+625, 1.00% Floor	09/13/24	2,039	2,028	1,983	(9)(23)(32)
					23,188	22,700	
				Total Chemicals, Plastics & Rubber	$ 92,193	$ 55,402	
Construction & Building							
Englert							
Gutter Buyer, Inc.	First Lien Secured Debt	L+625, 1.00% Floor	03/06/25	$ 28,969	$ 28,722	$ 28,096	(9)(26)
	First Lien Secured Debt - Revolver	P+525	03/06/24	2,727	2,565	2,525	(9)(20)(21)(23)(25)
Gutter Holdings, LP	Common Equity - Common Stock	N/A	N/A	500 Shares	500	248	(9)
					31,787	30,869	
				Total Construction & Building	$ 31,787	$ 30,869	
Consumer Goods - Durable							
A&V							
A&V Holdings Midco, LLC	First Lien Secured Debt - Revolver	L+450, 1.00% Floor	03/10/25	$ 1,505	$ 391	$ 409	(21)(23)(26)
KDC							
KDC US Holdings	First Lien Secured Debt - Revolver	L+325, 0.00% Floor	12/21/23	6,020	665	601	(20)(21)(23)(26)

See notes to financial statements.

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
KLO Holdings, LLC							
1244311 B.C. Ltd. (4)	First Lien Secured Debt	L+500, 1.00% Floor	09/30/25	2,978	2,978	2,781	(17)(28)
	First Lien Secured Debt	L+500 Cash plus 6.00% PIK, 1.00% Floor	09/30/25	1,133	1,133	1,049	(17)(28)
	Common Equity - Common Stock	N/A	N/A	1,000,032 Shares	1,000	339	(13)(17)(19)(24)
GSC Technologies Inc. (4)	First Lien Secured Debt	L+500 Cash plus 5.00% PIK, 1.00% Floor	09/30/25	191	191	177	(17)(28)
					5,302	4,346	
Liqui-Box							
Liqui-Box Holdings, Inc.	First Lien Secured Debt - Revolver	L+450, 1.00% Floor	02/26/25	2,649	1,830	1,842	(20)(21)(23)(26)(28)
	First Lien Secured Debt - Revolver	P+350	02/26/25	911	907	911	(21)(23)(25)
					2,737	2,753	
NSi Industries							
Wildcat BuyerCo, Inc.	First Lien Secured Debt	SOFR+590, 1.00% Floor	02/27/26	17,031	16,605	16,773	(32)
	First Lien Secured Debt - Revolver	SOFR+575, 1.00% Floor	02/27/26	725	136	134	(20)(21)(23)(32)
Wildcat Parent LP	Common Equity - Common Stock	N/A	N/A	1,070 Shares	107	218	(13)
					16,848	17,125	
Sorenson Holdings, LLC							
Sorenson Holdings, LLC	Common Equity - Membership Interests	N/A	N/A	587 Shares	—	323	(10)(13)
			Total Consumer Goods – Durable		$ 25,943	$ 25,557	
Consumer Goods - Non-durable							
3D Protein							
Protein For Pets Opco, LLC	First Lien Secured Debt - Revolver	L+450, 1.00% Floor	05/31/24	$ 2,219	$ (16)	$ —	(9)(21)(23)
Dan Dee							
Project Comfort Buyer, Inc.	First Lien Secured Debt	L+700, 1.00% Floor	02/01/25	22,251	22,008	21,588	(9)(26)
	First Lien Secured Debt - Revolver	L+700, 1.00% Floor	02/01/25	3,462	(32)	(105)	(8)(9)(21)(23)
	Preferred Equity - Preferred Equity	N/A	N/A	491,405 Shares	492	45	(9)(13)(24)
					22,468	21,528	
LashCo							
Lash OpCo, LLC	First Lien Secured Debt	L+700, 1.00% Floor	03/18/26	43,139	42,426	42,600	(9)(29)
	First Lien Secured Debt - Revolver	L+700, 1.00% Floor	09/18/25	1,612	743	762	(9)(21)(23)(26)(29)
					43,169	43,362	
Paladone							
Paladone Group Bidco Limited	First Lien Secured Debt	L+550, 1.00% Floor	11/12/27	7,942	5,944	5,924	(9)(17)(21)(23)(28)
	First Lien Secured Debt - Revolver	SON+575, 1.00% Floor	11/12/27	£ 353	(8)	(7)	(8)(9)(17)(21)(23)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	11/12/27	1,412	(23)	(24)	(8)(9)(17)(21)(23)
Paladone Group Holdings Limited	Common Equity - Common Stock	N/A	N/A	94,151 Shares	94	76	(9)(13)(17)
					6,007	5,969	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Sequential Brands Group, Inc.							
Gainline Galaxy Holdings LLC	Common Equity - Common Stock	N/A	N/A	10,854 Shares	2,041	1,100	(13)(16)(17)
Sequential Avia Holdings LLC	First Lien Secured Debt	L+500, 1.00% Floor	11/12/26	1,437	1,436	1,436	(17)(28)
Sequential Brands Group, Inc.	Second Lien Secured Debt	8.75%	02/07/24	1,293	—	239	(14)(17)
Swisstech IP CO, LLC	First Lien Secured Debt	6% PIK	11/29/24	277	17	273	(17)
					3,494	3,048	
		Total Consumer Goods – Non-durable			$ 75,122	$ 73,907	
Consumer Services							
Activ							
Activ Software Holdings, LLC	First Lien Secured Debt	L+625, 1.00% Floor	05/04/27	$ 29,641	$ 29,204	$ 28,900	(9)(30)
	First Lien Secured Debt - Revolver	L+625, 1.00% Floor	05/04/27	2,407	(35)	(96)	(8)(9)(21)(23)
					29,169	28,804	
Bird							
Bird US Opco, LLC	First Lien Secured Debt	SOFR+750, 1.00% Floor	01/13/25	14,702	14,467	14,637	(9)(31)
Clarus Commerce							
Marlin DTC-LS Midco 2, LLC	First Lien Secured Debt	L+650, 1.00% Floor	07/01/25	12,788	12,612	12,642	(28)
	First Lien Secured Debt	L+600, 1.00% Floor	07/01/25	8,844	8,776	8,744	
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	07/01/25	685	—	(8)	(8)(21)(23)
					21,388	21,378	
Go Car Wash							
Go Car Wash Management Corp.	First Lien Secured Debt	SOFR+625, 1.00% Floor	12/31/26	26,364	10,871	10,616	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+575, 1.00% Floor	12/31/26	417	(2)	(8)	(8)(9)(21)(23)
					10,869	10,608	
Lending Point							
LendingPoint LLC	First Lien Secured Debt	SOFR+1050, 1.00% Floor	12/30/25	32,500	32,153	32,240	(9)(32)
	First Lien Secured Debt	SOFR+575, 1.00% Floor	12/30/25	4,167	4,136	4,135	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+575, 1.00% Floor	12/30/25	8,333	8,274	8,271	(9)(23)(32)
					44,563	44,646	
Renovo							
HomeRenew Buyer, Inc.	First Lien Secured Debt	SOFR+650, 1.00% Floor	11/23/27	17,968	15,057	14,991	(9)(21)(23)(32)(33)
	First Lien Secured Debt - Revolver	SOFR+660, 1.00% Floor	11/23/27	1,958	357	352	(9)(21)(23)(31)(32)
					15,414	15,343	
The Club Company							
Eldrickco Limited	First Lien Secured Debt	SON+625, 0.50% Floor	11/26/25	£ 14,970	13,934	12,993	(9)(17)(21)(23)(27)
	First Lien Secured Debt - Revolver	SON+625, 0.50% Floor	11/26/25	£ 356	412	422	(9)(17)(23)(27)
	First Lien Secured Debt - Revolver	SON+575, 0.50% Floor	05/26/25	£ 345	—	(8)	(8)(9)(17)(21)(23)
					14,346	13,407	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
US Auto							
U.S. Auto Finance, Inc.	First Lien Secured Debt	SOFR+525, 1.00% Floor	04/17/24	20,000	5,023	4,258	(9)(21)(23)(31)
	First Lien Secured Debt	SOFR+900, 1.00% Floor	04/17/25	3,700	3,653	3,665	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+600, 1.00% Floor	04/17/24	13,333	7,374	7,074	(9)(21)(23)(31)
					16,050	14,997	
			Total Consumer Services		$ 166,266	$ 163,820	
Diversified Investment Vehicles, Banking, Finance, Real Estate							
Celink							
Compu-Link Corporation	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	06/11/24	$ 2,273	$ (15)	$ (23)	(8)(9)(21)(23)
Peer Advisors, LLC	First Lien Secured Debt	L+550, 1.00% Floor	06/11/24	16,477	16,361	16,309	(9)(26)
					16,346	16,286	
Golden Bear							
Golden Bear 2016-R, LLC (4)	Structured Products and Other - Membership Interests	N/A	09/20/42	N/A	16,998	9,413	(3)(17)
Purchasing Power, LLC							
Purchasing Power Funding I, LLC	First Lien Secured Debt - Revolver	L+650, 0.00% Floor	02/24/25	9,113	4,556	4,556	(9)(21)(23)(26)
Spectrum Automotive							
Shelby 2021 Holdings Corp.	First Lien Secured Debt	L+575, 0.75% Floor	06/29/28	14,392	13,310	13,264	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+575, 0.75% Floor	06/29/27	420	(5)	(6)	(8)(9)(21)(23)
					13,305	13,258	
		Total Diversified Investment Vehicles, Banking, Finance, Real Estate			$ 51,205	$ 43,513	
Education							
NFA Group							
SSCP Spring Bidco Limited	First Lien Secured Debt	SON+600, 0.50% Floor	07/30/25	£ 30,000	$ 36,394	$ 35,890	(9)(17)(27)
			Total Education		$ 36,394	$ 35,890	
Energy - Electricity							
Renew Financial LLC (f/k/a Renewable Funding, LLC)							
AIC SPV Holdings II, LLC (4)	Preferred Equity - Preferred Stock	N/A	N/A	142 Shares	$ 534	$ 74	(15)(17)(24)
Renew Financial LLC (f/k/a Renewable Funding, LLC) (4)	Preferred Equity - Preferred Equity	N/A	N/A	1,000,000 Shares	1,000	1,961	(13)(17)(24)
	Preferred Equity - Series B Preferred Stock	N/A	N/A	1,505,868 Shares	8,343	—	(13)(17)(24)
	Preferred Equity - Series D Preferred Stock	N/A	N/A	436,689 Shares	5,568	—	(13)(17)(24)
	Common Equity - Common Stock	N/A	N/A	441,576 Shares	1,902	—	(13)(17)(24)
Renew JV LLC (4)	Common Equity - Membership Interests	N/A	N/A	383,381 Shares	383	449	(13)(17)(24)
					17,730	2,484	
Solarplicity Group Limited (f/k/a AMP Solar UK)							
Solarplicity UK Holdings Limited	First Lien Secured Debt	4.00%	03/08/23	£ 5,562	7,231	2,009	(14)(17)
	Preferred Equity - Preferred Stock	N/A	N/A	4,286 Shares	5,623	—	(2)(13)(17)
	Common Equity - Ordinary Shares	N/A	N/A	2,825 Shares	4	—	(2)(13)(17)
					12,858	2,009	
			Total Energy – Electricity		$ 30,588	$ 4,493	

See notes to financial statements.

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Energy - Oil & Gas							
Pelican							
Pelican Energy, LLC (4)	Common Equity - Membership Interests	N/A	N/A	1,444 Shares	$ 12,271	$ 195	(13)(16)(17)(24)
Spotted Hawk							
SHD Oil & Gas, LLC (5)	Common Equity - Series C Units	N/A	N/A	50,952,525 Shares	43,454	580	(13)(16)(24)
	Common Equity - Series A Units	N/A	N/A	7,600,000 Shares	1,411	—	(13)(16)(24)
					44,865	580	
			Total Energy – Oil & Gas		$ 57,136	$ 775	
Healthcare & Pharmaceuticals							
83bar							
83Bar, Inc.	First Lien Secured Debt	SOFR+575, 1.50% Floor	07/02/26	$ 3,646	$ 3,631	$ 3,582	(9)(31)
Akoya							
Akoya Biosciences, Inc.	First Lien Secured Debt	SOFR+680, 2.50% Floor	11/01/27	22,500	19,105	19,012	(9)(23)(31)
Alcami							
Alcami Corporation	First Lien Secured Debt	SOFR+700, 1.00% Floor	12/21/28	8,904	7,908	7,908	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+700, 1.00% Floor	12/21/28	1,096	(38)	(38)	(8)(9)(21)(23)
					7,870	7,870	
Analogic							
Analogic Corporation	First Lien Secured Debt	L+525, 1.00% Floor	06/22/24	17,713	17,594	17,447	(9)(28)
	First Lien Secured Debt - Revolver	L+525, 1.00% Floor	06/22/23	1,826	1,613	1,599	(9)(21)(23)(28)
					19,207	19,046	
Carbon6							
Carbon6 Technologies, Inc.	First Lien Secured Debt	SOFR+675, 1.00% Floor	08/01/27	12,500	2,488	2,413	(9)(23)(31)
	Preferred Equity - Preferred Equity	N/A	N/A	280,899 Shares	250	250	(9)(13)(24)
					2,738	2,663	
Cato Research							
LS Clinical Services Holdings, Inc.	First Lien Secured Debt	L+675, 1.00% Floor	12/16/27	12,994	12,721	12,623	(9)(28)
	First Lien Secured Debt - Revolver	L+675, 1.00% Floor	12/16/26	1,875	1,837	1,825	(9)(23)(28)
					14,558	14,448	
Celerion							
Celerion Buyer, Inc.	First Lien Secured Debt	SOFR+650, 0.75% Floor	11/05/29	8,082	7,842	7,839	(9)(32)
	First Lien Secured Debt	SOFR+650, 0.75% Floor	11/03/29	1,279	(38)	(38)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+650, 0.75% Floor	11/03/28	639	(19)	(19)	(8)(9)(21)(23)
					7,785	7,782	
Cerus							
Cerus Corporation	First Lien Secured Debt	SOFR+545, 1.80% Floor	03/01/24	16,500	16,475	16,418	(9)(17)(31)
	First Lien Secured Debt - Revolver	SOFR+375, 1.80% Floor	03/01/24	1,500	308	301	(9)(17)(21)(23)(31)
					16,783	16,719	
CNSI							
CNSI Holdings, LLC	First Lien Secured Debt	SOFR+650, 0.50% Floor	12/17/28	18,000	17,380	17,370	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+650, 0.50% Floor	12/17/27	2,000	(69)	(70)	(8)(9)(21)(23)
					17,311	17,300	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Compass Health							
Roscoe Medical, Inc	First Lien Secured Debt	SOFR+625, 1.00% Floor	09/30/24	7,544	7,273	7,205	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+625, 1.00% Floor	09/30/24	1,393	1,341	1,330	(9)(23)(31)
					8,614	8,535	
EmpiRx							
EmpiRx Health LLC	First Lien Secured Debt	L+500, 1.00% Floor	08/05/27	9,000	8,855	8,932	(9)(29)
	First Lien Secured Debt - Revolver	L+500, 1.00% Floor	08/05/27	909	(14)	(7)	(8)(9)(20)(21)(23)
					8,841	8,925	
Forge Biologics							
Forge Biologics, Inc.	First Lien Secured Debt	SOFR+675, 0.50% Floor	12/03/26	26,667	13,226	13,333	(9)(23)(31)
Gateway Services							
Gateway US Holdings, Inc.	First Lien Secured Debt	SOFR+650, 0.75% Floor	09/22/26	9,657	9,515	9,448	(9)(21)(23)(32)
	First Lien Secured Debt - Revolver	SOFR+650, 0.75% Floor	09/22/26	304	165	162	(9)(21)(23)(32)
					9,680	9,610	
Gossamer							
GB001, Inc.	First Lien Secured Debt	L+700, 2.00% Floor	01/01/25	28,839	4,757	4,845	(9)(17)(23)(26)
Health & Safety Institute							
HSI HALO Acquisition, Inc.	First Lien Secured Debt	SOFR+575, 1.00% Floor	08/31/26	16,267	16,074	15,716	(9)(33)
	First Lien Secured Debt	SOFR+625, 1.00% Floor	08/31/26	2,466	2,413	2,414	(9)(33)
	First Lien Secured Debt - Revolver	SOFR+575, 1.00% Floor	09/02/25	813	674	661	(9)(21)(23)(32)(33)
	Common Equity - Common Stock	N/A	N/A	500 Shares	500	1,472	(9)(13)
HSI Halo Holdings, LLC	Common Equity - Common Stock	N/A	N/A	104 Shares	16	16	(9)(24)
	Unsecured Debt - Convertible Bond	10.00%	09/28/27	50	50	50	(9)
					19,727	20,329	
IMA Group							
IMA Group Management Company, LLC	First Lien Secured Debt	L+500, 1.00% Floor	05/30/24	12,606	10,010	10,001	(21)(23)(28)
	First Lien Secured Debt - Revolver	L+500, 1.00% Floor	05/30/24	289	173	171	(21)(23)(28)
					10,183	10,172	
KureSmart							
Clearway Corporation (f/k/a NP/Clearway Holdings, Inc.)	Common Equity - Common Stock	N/A	N/A	133 Shares	133	208	(9)(13)
Kure Pain Holdings, Inc.	First Lien Secured Debt	L+500, 1.00% Floor	08/27/24	21,491	21,367	21,296	(9)(26)
	First Lien Secured Debt - Revolver	L+500, 1.00% Floor	08/27/24	2,654	(18)	(24)	(8)(9)(21)(23)
					21,482	21,480	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
LucidHealth							
Premier Imaging, LLC	First Lien Secured Debt	L+575, 1.00% Floor	01/02/25	12,419	7,984	8,114	(9)(21)(23)(26)
Mannkind Corporation							
Mannkind Corporation	First Lien Secured Debt	SOFR+625, 1.00% Floor	08/01/25	13,867	13,805	13,710	(9)(31)
	Common Equity - Common Stock	N/A	N/A	334,226 Shares	76	1,761	(9)(10)(13)(17)
					13,881	15,471	
Maxor National Pharmacy Services, LLC							
Maxor National Pharmacy Services, LLC	First Lien Secured Debt	L+525, 1.00% Floor	12/06/27	23,172	22,973	23,172	(9)(28)
	First Lien Secured Debt - Revolver	L+525, 1.00% Floor	12/06/26	1,558	(36)	—	(9)(21)(23)
					22,937	23,172	
Medical Guardian							
Medical Guardian, LLC	First Lien Secured Debt	L+650, 1.00% Floor	10/26/26	35,876	30,713	30,655	(9)(21)(23)(26)
	First Lien Secured Debt - Revolver	L+650, 1.00% Floor	10/26/26	3,810	604	640	(9)(21)(23)(26)
					31,317	31,295	
Midwest Vision							
Midwest Vision Partners Management, LLC	First Lien Secured Debt	L+650, 1.00% Floor	01/12/27	24,096	21,315	21,076	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+650, 1.00% Floor	01/12/27	612	603	596	(9)(23)(28)
					21,918	21,672	
Orchard							
Orchard Therapeutics PLC	First Lien Secured Debt	L+595, 1.00% Floor	05/28/26	33,071	10,665	10,792	(9)(17)(23)(26)
Ovation Fertility							
FPG Services, LLC	First Lien Secured Debt	L+550, 1.00% Floor	06/13/25	18,917	14,759	14,875	(9)(21)(23)(26)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	06/13/24	2,105	(12)	(6)	(8)(9)(21)(23)
					14,747	14,869	
Paragon 28							
Paragon 28, Inc.	First Lien Secured Debt	SOFR+600, 1.00% Floor	05/01/26	10,000	7,476	7,450	(9)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+375, 1.00% Floor	05/01/26	2,000	(10)	(10)	(8)(9)(21)(23)
					7,466	7,440	
Partner Therapeutics, Inc							
Partner Therapeutics, Inc	Preferred Equity - Preferred Equity	N/A	N/A	55,556 Shares	333	642	(9)(13)
	Warrants - Warrants			73	389	474	(9)(13)
Partner Therapeutics, Inc.	First Lien Secured Debt	SOFR+665, 2.00% Floor	12/30/27	10,000	9,818	9,950	(9)(31)
	First Lien Secured Debt	SOFR+715, 2.00% Floor	12/30/27	5,000	3,248	3,309	(9)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+375, 2.00% Floor	12/30/27	1,000	559	565	(9)(21)(23)(31)
					14,347	14,940	
PHS							
PHS Buyer, Inc.	First Lien Secured Debt	L+600, 1.00% Floor	01/31/27	24,925	24,572	24,052	(9)(26)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	01/31/27	2,000	1,224	1,197	(9)(21)(23)(26)
					25,796	25,249	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
RHA Health Services							
Pace Health Companies, LLC	First Lien Secured Debt	L+450, 1.00% Floor	08/02/24	3,767	3,740	3,740	(9)(28)
	First Lien Secured Debt - Revolver	L+450, 1.00% Floor	08/02/24	500	—	(4)	(8)(9)(20)(21)(23)
					3,740	3,736	
Rigel Pharmaceuticals							
Rigel Pharmaceuticals, Inc.	First Lien Secured Debt	SOFR+565, 1.50% Floor	09/01/26	12,000	12,010	11,880	(9)(31)
TELA Bio, Inc.							
TELA Bio, Inc.	First Lien Secured Debt	SOFR+625, 1.00% Floor	05/01/27	16,667	13,271	13,333	(9)(23)(31)
TissueTech							
TissueTech, Inc.	First Lien Secured Debt	SOFR+575, 1.00% Floor	04/01/27	17,500	12,194	12,250	(9)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+400, 1.00% Floor	04/01/27	1,000	(4)	—	(9)(21)(23)
					12,190	12,250	
Treace							
Treace Medical Concepts, Inc.	First Lien Secured Debt	SOFR+600, 1.00% Floor	04/01/27	35,000	14,514	14,060	(9)(17)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+400, 1.00% Floor	04/01/27	3,000	387	355	(9)(17)(21)(23)(31)
					14,901	14,415	
Unchained Labs							
Unchained Labs, LLC	First Lien Secured Debt	SOFR+550, 1.00% Floor	08/09/27	6,728	4,082	4,096	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+550, 1.00% Floor	08/09/27	726	(11)	(7)	(8)(9)(21)(23)
					4,071	4,089	
ViewRay							
ViewRay Inc.	First Lien Secured Debt	P+350	11/01/27	12,500	12,438	12,438	(9)(17)(25)
	First Lien Secured Debt	L+350, 0.00% Floor	11/01/27	4,167	(20)	(21)	(8)(9)(17)(23)
	First Lien Secured Debt - Revolver	P+50	11/01/27	750	246	246	(9)(17)(21)(23)(25)
					12,664	12,663	
WellDyneRx, LLC							
WelldyneRX, LLC	First Lien Secured Debt	SOFR+675, 0.75% Floor	03/09/27	17,941	17,617	17,493	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+675, 0.75% Floor	03/09/26	1,923	(31)	(48)	(8)(9)(21)(23)
					17,586	17,445	
			Total Healthcare & Pharmaceuticals		$ 466,989	$ 468,476	
High Tech Industries							
Acronis AG							
ACRONIS AG	First Lien Secured Debt	L+585, 1.00% Floor	04/01/27	$ 21,000	$ 20,936	$ 20,895	(9)(17)(26)
American Megatrends							
AMI US Holdings Inc.	First Lien Secured Debt	L+525, 1.00% Floor	04/01/25	21,265	21,085	20,946	(9)(26)
	First Lien Secured Debt - Revolver	L+525, 0.00% Floor	04/01/24	2,907	(15)	(44)	(8)(9)(21)(23)
					21,070	20,902	
Calero Holdings, Inc.							
Telesoft Holdings, LLC	First Lien Secured Debt	L+575, 1.00% Floor	12/16/25	22,102	21,850	21,691	(26)(28)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	12/16/25	2,273	164	147	(21)(23)(26)
					22,014	21,838	

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
ChyronHego Corporation							
ChyronHego Corporation (5)	First Lien Secured Debt	L+350 Cash plus 1.50% PIK, 1.00% Floor	12/31/24	86,254	85,978	86,254	(28)
	First Lien Secured Debt	L+1025 PIK, 1.00% Floor	12/31/24	2,777	2,710	2,777	(28)
	First Lien Secured Debt	L+650 Cash plus 1.50% PIK, 1.00% Floor	12/31/24	2,011	1,899	2,011	(28)
	First Lien Secured Debt - Revolver	L+500, 1.00% Floor	12/31/24	10,000	8,945	8,956	(21)(23)(28)
	Preferred Equity - Preferred Equity	N/A	N/A	7,800 Shares	6,000	22,500	(13)(24)
					105,532	122,498	
Dairy.com							
Momentx Corporation	First Lien Secured Debt	SOFR+575, 1.00% Floor	06/24/27	15,200	14,964	14,934	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+575, 1.00% Floor	06/24/27	1,257	651	649	(9)(21)(23)(32)
					15,615	15,583	
Digital.ai							
Digital.ai Software Holdings, Inc.	First Lien Secured Debt	L+700, 1.00% Floor	02/10/27	22,185	21,722	21,520	(9)(28)
	First Lien Secured Debt - Revolver	L+650, 1.00% Floor	02/10/27	2,419	514	444	(9)(21)(23)(28)
					22,236	21,964	
GoHealth							
Norvax, LLC	First Lien Secured Debt - Revolver	L+650, 1.00% Floor	09/13/24	3,182	(27)	—	(9)(21)(23)
International Cruise & Excursion Gallery, Inc.							
International Cruise & Excursion Gallery, Inc.	First Lien Secured Debt	SOFR+535, 1.00% Floor	06/06/25	14,325	14,220	13,715	(31)
Modern Campus							
Destiny Solutions U.S., Inc.	First Lien Secured Debt	L+575, 1.00% Floor	06/08/26	25,573	25,102	25,062	(26)
RMCF IV CIV XXXV, L.P.	Common Equity - Common Stock	N/A	N/A	482 Shares	1,000	1,438	(13)
					26,102	26,500	
MYCOM							
Magnate Holding Corp.	First Lien Secured Debt	L+600, 0.50% Floor	12/16/24	19,039	18,964	18,841	(9)(17)(28)
	First Lien Secured Debt - Revolver	L+600, 0.50% Floor	12/14/23	3,150	3,139	3,122	(9)(17)(23)(28)
					22,103	21,963	
New Era Technology, Inc.							
New Era Technology, Inc.	First Lien Secured Debt	L+625, 1.00% Floor	10/31/26	32,951	31,744	31,501	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+625, 1.00% Floor	10/30/26	1,732	926	913	(9)(21)(23)(28)
					32,670	32,414	
Pro Vigil							
Pro-Vigil Holding Company, LLC	First Lien Secured Debt	SOFR+850, 1.00% Floor	01/11/25	23,138	15,353	15,643	(9)(21)(23)(31)(32)(33)
Schlesinger Group							
Schlesinger Global, LLC	First Lien Secured Debt	SOFR+600 Cash plus 0.50% PIK, 1.00% Floor	07/12/25	10,296	10,167	10,143	(9)(31)
	First Lien Secured Debt	SOFR+785, 1.00% Floor	07/12/25	953	943	953	(9)(32)
					11,110	11,096	

See notes to financial statements.

115

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Simeio							
Simeio Group Holdings, Inc.	First Lien Secured Debt	L+550, 1.00% Floor	02/02/26	8,178	8,111	7,933	(9)(26)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	02/02/26	1,731	1,256	1,217	(9)(21)(23)(28)
					9,367	9,150	
Sirsi Corporation							
Sirsi Corporation	First Lien Secured Debt	L+450, 1.00% Floor	03/15/24	5,101	5,080	5,076	(9)(26)
	First Lien Secured Debt - Revolver	L+450, 1.00% Floor	03/15/24	429	(2)	(2)	(8)(9)(21)(23)
					5,078	5,074	
Springbrook							
Springbrook Holding Company, LLC	First Lien Secured Debt	L+575, 1.00% Floor	12/23/26	14,227	14,059	13,913	(26)
	First Lien Secured Debt	SOFR+650, 1.00% Floor	12/23/26	2,354	2,308	2,307	(32)
	First Lien Secured Debt	L+550, 1.00% Floor	12/23/26	1,582	1,569	1,547	(26)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	12/23/26	1,463	(15)	(32)	(8)(21)(23)
					17,921	17,735	
Tax Slayer							
MEP-TS Midco, LLC	First Lien Secured Debt	L+600, 1.00% Floor	12/31/26	13,277	13,064	12,813	(9)(29)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	12/31/26	1,452	—	(51)	(8)(9)(21)(23)
					13,064	12,762	
UpStack							
Upstack Holdco Inc.	First Lien Secured Debt	L+575, 1.00% Floor	08/20/27	31,701	27,456	27,388	(9)(21)(23)(29)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	08/20/27	3,000	(64)	(67)	(8)(9)(20)(21)(23)
					27,392	27,321	
			Total High Tech Industries		$ 401,756	$ 417,053	
Hotel, Gaming, Leisure, Restaurants							
Guernsey							
Guernsey Holdings SDI LA LLC	First Lien Secured Debt	6.95%	11/18/26	$ 1,979	$ 1,963	$ 1,840	(9)
	First Lien Secured Debt	L+595, 1.00% Floor	11/18/26	1,167	—	(12)	(8)(9)(23)
					1,963	1,828	
PARS Group LLC							
PARS Group LLC	First Lien Secured Debt	SOFR+675, 1.50% Floor	04/03/28	10,000	8,916	8,912	(9)(23)(31)
Taco Cabana							
YTC Enterprises, LLC	First Lien Secured Debt	L+625, 1.00% Floor	08/16/26	9,817	9,720	9,669	(9)(26)
			Total Hotel, Gaming, Leisure, Restaurants		$ 20,599	$ 20,409	
Insurance							
High Street Insurance							
High Street Buyer, Inc.	First Lien Secured Debt	L+600, 0.75% Floor	04/14/28	$ 29,885	$ 29,437	$ 29,288	(9)(28)
	First Lien Secured Debt - Revolver	L+600, 0.75% Floor	04/16/27	2,203	(32)	(44)	(8)(9)(21)(23)
					29,405	29,244	
PGM Holdings Corporation							
Turbo Buyer, Inc.	First Lien Secured Debt	L+600, 1.00% Floor	12/02/25	19,083	18,842	18,510	(9)(28)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	12/02/25	923	(11)	(28)	(8)(9)(21)(23)
					18,831	18,482	
Relation Insurance							
AQ Sunshine, Inc.	First Lien Secured Debt	SOFR+625, 1.00% Floor	04/15/25	34,595	34,162	34,442	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+625, 1.00% Floor	04/15/24	1,785	746	752	(9)(20)(21)(23)(31)
					34,908	35,194	
			Total Insurance		$ 83,144	$ 82,920	

See notes to financial statements.

116

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Manufacturing, Capital Equipment							
AVAD, LLC							
Surf Opco, LLC	First Lien Secured Debt - Revolver	L+400, 1.00% Floor	03/17/26	$ 16,667	$ 13,061	$ 12,891	(9)(16)(20)(21)(23)(26)
	Preferred Equity - Class P-1 Preferred	N/A	N/A	33,333 Shares	3,333	6,667	(9)(13)(16)
	Preferred Equity - Class P-2 Preferred	N/A	N/A	85,164 Shares	8,516	3,097	(9)(13)(16)
	Common Equity - Class A-1 Common	N/A	N/A	3,333 Shares	—	190	(9)(13)(16)
					24,910	22,845	
Kauffman							
Kauffman Holdco, LLC	Common Equity - Common Stock	N/A	N/A	250,000 Shares	250	225	(9)(13)
Kauffman Intermediate, LLC	First Lien Secured Debt	L+575, 1.00% Floor	05/08/25	16,150	16,018	15,759	(9)(30)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	05/08/25	1,243	(10)	(30)	(8)(9)(21)(23)
					16,258	15,954	
MedPlast Holdings Inc.							
Viant Medical Holdings, Inc. (fka MedPlast Holdings, Inc.)	Second Lien Secured Debt	L+775, 0.00% Floor	07/02/26	8,000	7,965	7,438	(26)
				Total Manufacturing, Capital Equipment	$ 49,133	$ 46,237	
Media - Diversified & Production							
Sonar Entertainment							
Sonar Entertainment, Inc.	First Lien Secured Debt	L+760, 1.25% Floor	11/15/21	$ 1,564	$ 1,562	$ 1,243	(9)(11)(26)
	First Lien Secured Debt - Revolver	L+760, 1.25% Floor	11/15/21	1,179	1,137	937	(9)(11)(23)(26)
					2,699	2,180	
				Total Media – Diversified & Production	$ 2,699	$ 2,180	
Retail							
IPS							
SI Holdings, Inc.	First Lien Secured Debt	L+600, 1.00% Floor	07/25/25	$ 30,768	$ 30,485	$ 30,475	(9)(26)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	07/25/24	3,413	747	744	(9)(21)(23)(26)
					31,232	31,219	
				Total Retail	$ 31,232	$ 31,219	
Telecommunications							
Securus Technologies Holdings, Inc.							
Securus Technologies Holdings, Inc.	Second Lien Secured Debt	L+825, 1.00% Floor	11/01/25	$ 7,128	$ 7,096	$ 5,845	(28)
				Total Telecommunications	$ 7,096	$ 5,845	
Transportation - Cargo, Distribution							
Beacon Mobility							
Beacon Mobility Corp.	First Lien Secured Debt	SOFR+560, 1.00% Floor	05/22/24	$ 28,108	$ 27,792	$ 27,678	(9)(31)
	First Lien Secured Debt - Revolver	4.00%	02/04/23	50,000	—	—	(9)(20)(22)(23)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	05/22/24	4,145	(50)	(63)	(8)(9)(20)(21)(23)
					27,742	27,615	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Heniff and Superior							
Heniff Holdco, LLC	First Lien Secured Debt	SOFR+575, 1.00% Floor	12/03/26	30,104	29,716	29,502	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+575, 1.00% Floor	12/03/24	3,925	(31)	(59)	(8)(9)(20)(21)(23)
					29,685	29,443	
MSEA Tankers LLC							
MSEA Tankers LLC (5)	Common Equity - Class A Units	N/A	N/A		19,397	4,256	(17)(18)(24)
		Total Transportation – Cargo, Distribution			$ 76,824	$ 61,314	
Utilities - Electric							
Congruex							
Congruex Group LLC	First Lien Secured Debt	SOFR+575, 0.75% Floor	05/03/29	$ 14,925	$ 14,580	$ 14,589	(9)(32)
		Total Utilities – Electric			$ 14,580	$ 14,589	
Wholesale							
Banner Solutions							
Banner Buyer, LLC	First Lien Secured Debt	L+575, 1.00% Floor	10/31/25	$ 15,181	$ 15,047	$ 15,044	(9)(26)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	10/31/25	1,935	369	370	(9)(21)(23)(26)
Banner Parent Holdings, Inc.	Common Equity - Common Stock	N/A	N/A	6,125 Shares	613	615	(9)(13)
					16,029	16,029	
Thomas Scientific							
BSP-TS, LP	Common Equity - Common Stock	N/A	N/A	185 Shares	185	235	(9)(13)
Thomas Scientific, LLC	First Lien Secured Debt	L+550, 1.00% Floor	12/14/27	31,572	31,045	31,124	(9)(28)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	12/14/27	2,963	(49)	(42)	(8)(9)(21)(23)
					31,181	31,317	
		Total Wholesale			$ 47,210	$ 47,346	
Total Investments					**$ 2,607,174**	**$ 2,398,120**	(6)(7)

_____

(1) Fair value is determined in good faith by or under the direction of the Board of Directors of the Company (See **Note 2** to the financial statements).

(2) Preferred and ordinary shares in Solarplicity UK Holdings Limited are GBP denominated equity investments.

(3) Denotes investments in which the Company owns greater than 25% of the equity, where the governing documents of each entity preclude the Company from exercising a controlling influence over the management or policies of such entity. The Company does not have the right to elect or appoint more than 25% of the directors or another party has the right to elect or appoint more directors than the Company and has the right to appoint certain members of senior management. Therefore, the Company has determined that these entities are not controlled affiliates. As of December 31, 2022, we had a 100% equity ownership interest in Golden Bear 2016-R, LLC, a collateralized loan obligation.

(In thousands, except share data)

(4) Denotes investments in which we are an "Affiliated Person," as defined in the 1940 Act, due to holding the power to vote or owning 5% or more of the outstanding voting securities of the investment but not controlling the company. Fair value as of March 31, 2022 and December 31, 2022 along with transactions during the nine months ended December 31, 2022 in these affiliated investments are as follows:

Name of Issuer	Fair Value at March 31, 2022	Gross Additions ●	Gross Reductions ■	Net Change in Unrealized Gains (Losses)	Fair Value at December 31, 2022	Net Realized Gains (Losses)	Interest/ Dividend/ Other Income
1244311 B.C. Ltd., Common Stock	$ 976	$ —	$ —	$ (637)	$ 339	$ —	$ —
1244311 B.C. Ltd., Term Loan	3,800	54	—	(24)	3,830	—	229
AIC SPV Holdings II, LLC, Preferred Equity	355	—	—	(281)	74	—	73
Carbonfree Chemicals Holdings LLC, Common Stock	42,117	25,074	(20,000)	(24,765)	20,202	(2,224)	—
Carbonfree Chemicals SA LLC, Class B Units	—	—	(25,074)	25,074	—	—	—
FC2 LLC, Term Loan	—	12,500	—	—	12,500	—	176
FC2 LLC, Common Stock	—	—	—	—	—	—	—
Golden Bear 2016-R, LLC, Membership Interests	10,038	—	—	(625)	9,413	—	645
GSC Technologies Inc., Term Loan	192	7	(23)	—	177	—	16
Pelican Energy, LLC, Common Stock	630	—	(792)	357	195	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Series B Preferred Stock	—	—	—	—	—	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Series D Preferred Stock	—	—	—	—	—	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Series E Preferred Stock	4,988	—	(2,050)	(2,938)	—	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Preferred Equity	—	1,000	—	961	1,961	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Common Stock	—	2,050	—	(2,050)	—	—	—
Renew JV LLC, Membership Interests	613	—	(82)	(81)	449	—	—
	$ 63,709	$ 40,685	$ (48,021)	$ (5,008)	$ 49,141	$ (2,224)	$ 1,139

● Gross additions includes increases in the basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

■ Gross reductions include decreases in the basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(In thousands, except share data)

(5) Denotes investments in which we are deemed to exercise a controlling influence over the management or policies of a company, as defined in the 1940 Act, due to beneficially owning, either directly or through one or more controlled companies, more than 25% of the outstanding voting securities of the investment. Fair value as of March 31, 2022 and December 31, 2022 along with transactions during the nine months ended December 31, 2022 in these controlled investments are as follows:

Name of Issuer	Fair Value at March 31, 2022	Gross Additions ●	Gross Reductions ■	Net Change in Unrealized Gains (Losses)	Fair Value at December 31, 2022	Net Realized Gains (Losses)	Interest/ Dividend/ Other Income
Majority Owned Company							
ChyronHego Corporation, Preferred Equity	$ 15,553	$ —	$ —	$ 6,947	$ 22,500	$ —	$ —
ChyronHego Corporation, Revolver	7,076	1,789	—	91	8,956	—	1,044
ChyronHego Corporation, Term Loan	86,969	3,917	—	156	91,042	—	5,998
Dynamic Product Tankers, LLC, Common Stock	3,110	—	(3,063)	41,322	—	(41,369)	—
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.), Common Stock	—	—	(2,182)	30,078	—	(27,896)	—
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.), Term Loan	6,204	208	(7,666)	1,253	—	—	1,069
Merx Aviation Finance, LLC, Membership Interests	23,509	110,700	—	(22,763)	111,446	—	—
Merx Aviation Finance, LLC, Revolver	275,000	—	(125,000)	—	150,000	—	16,596
MSEA Tankers LLC, Class A Units	34,274	—	(30,862)	844	4,256	—	—
Controlled Company							
SHD Oil & Gas, LLC, Series C Units	4,652	—	(612)	(3,460)	580	—	—
SHD Oil & Gas, LLC, Series A Units	—	—	—	—	—	—	—
SHD Oil & Gas, LLC, Tranche C Note	25,470	—	(24,728)	(742)	—	—	2,747
	$ 481,817	$ 116,614	$ (194,113)	$ 53,726	$ 388,780	$ (69,265)	$ 27,455

● Gross additions includes increases in the basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

■ Gross reductions include decreases in the basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

As of December 31, 2022, the Company had a 87%, 100%, 98% and 38% equity ownership interest in ChyronHego Corporation; Merx Aviation Finance, LLC; MSEA Tankers, LLC; and SHD Oil & Gas, LLC (f/k/a Spotted Hawk Development LLC), respectively.

(In thousands, except share data)

(6) Aggregate gross unrealized gain and loss for federal income tax purposes is $55,195 and $279,808, respectively. Net unrealized loss is $224,613 based on a tax cost of $2,707,446.

(7) Substantially all securities are pledged as collateral to our multi-currency revolving credit facility (the "Senior Secured Facility" as defined in **Note 7** to the financial statements). As such, these securities are not available as collateral to our general creditors.

(8) The negative fair value is the result of the commitment being valued below par.

(9) These are co-investments made with the Company's affiliates in accordance with the terms of the exemptive order the Company received from the Securities and Exchange Commission (the "SEC") permitting us to do so. (See **Note 4** to the financial statements for discussion of the exemptive order from the SEC.)

(10) Other than the investments noted by this footnote, the fair value of the Company's investments is determined using unobservable inputs that are significant to the overall fair value measurement. See **Note 2** to the financial statements for more information regarding ASC 820, Fair Value Measurements ("ASC 820").

(11) The maturity date for this investment was November 15, 2021. The investment is expected to be paid down in a series of payments subsequent to the stated maturity date.

(12) Par amount is denominated in USD unless otherwise noted, Euro ("€"), British Pound ("£"), Canadian Dollar ("C$"), and Australian Dollar ("A$") .

(13) Non-income producing security.

(14) Non-accrual status (See **Note 2** to the financial statements).

(15) The underlying investments of AIC SPV Holdings II, LLC is a securitization in which the Company owns preferred shares representing 14.25% economic interest.

(16) AIC Spotted Hawk Holdings, LLC, AIC SHD Holdings, LLC, AIC Pelican Holdings, LLC, AP Surf Investments, LLC and AIC SB Holdings LLC are wholly-owned special purpose vehicles which only hold investments of the underlying portfolio companies and have no other significant assets or liabilities. AIC Spotted Hawk Holdings, LLC holds equity and debt investments in SHD Oil & Gas, LLC. AIC SHD Holdings LLC holds equity investments in SHD Oil & Gas, LLC. and equity investments in both Carbonfree Chemicals Holdings, LLC and Carbonfree Chemicals SA, LLC. AIC Pelican Holdings, LLC holds an equity investment in Pelican Energy, LLC. AP Surf Investments, LLC holds equity investments in Surf Opco, LLC. AIC SB Holdings LLC holds equity investments in Gainline Galaxy Holdings LLC.

(17) Investments that the Company has determined are not "qualifying assets" under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of December 31, 2022, non-qualifying assets represented approximately 7.4% of the total assets of the Company.

(18) As of December 31, 2022, MSEA Tankers, LLC had various classes of limited liability interests outstanding of which the Company holds Class A-1 and Class A-2 units which are identical except that Class A-1 unit is voting and Class A-2 unit is non-voting. The units entitle the Company to appoint two out of three managers to the board of managers.

(19) Common shares in 1244311 B.C. Ltd. are CAD denominated equity investments.

(20) As of December 31, 2022, there were letters of credit issued and outstanding through the Company under this first lien senior secured revolving loan.

(21) The undrawn portion of these committed revolvers and delayed draw term loans includes a commitment and unused fee rate.

(22) A letter of credit associated with this investment has been issued through the Company's Senior Secured Facility. In the event of draw of funds the related funding would be pro-rated for all existing lenders in the investment.

(23) As of December 31, 2022, the Company had the following commitments to fund various revolving and delayed draw senior secured and subordinated loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. Such commitments are subject to the satisfaction of certain conditions set forth in the documents governing these loans and letters of credit and there can be no assurance that such conditions will be satisfied. See **Note 9** to the financial statements for further information on revolving and delayed draw loan commitments, including commitments to issue letters of credit, related to certain portfolio companies.

(In thousands, except share data)

Name of Issuer	Total Commitment	Drawn Commitment	Letters of Credit **	Undrawn Commitment
A&V Holdings Midco, LLC	$ 1,505	$ 452	$ —	$ 1,053
AMI US Holdings Inc.	2,907	—	—	2,907
AQ Sunshine, Inc.	1,785	757	23	1,005
Activ Software Holdings, LLC	2,407	—	—	2,407
Akoya Biosciences, Inc.	3,375	—	—	3,375
Alcami Corporation	1,781	—	—	1,781
Alpinex Opco, LLC	1,490	596	—	894
Analogic Corporation	1,826	1,617	—	209
Banner Buyer, LLC	1,935	387	—	1,548
Beacon Mobility Corp.	54,145	—	34,978	19,167
Berner Food & Beverage, LLC	2,882	836	—	2,046
CNSI Holdings, LLC	2,000	—	—	2,000
Carbon6 Technologies, Inc.	10,000	—	—	10,000
Celerion Buyer, Inc.	1,918	—	—	1,918
Cerus Corporation	1,500	309	—	1,191
ChyronHego Corporation	10,000	8,956	—	1,044
Club Car Wash Operating, LLC	4,327	—	—	4,327
Compu-Link Corporation	2,273	—	—	2,273
Digital.ai Software Holdings, Inc.	2,419	565	—	1,854
EHL Merger Sub, LLC	4,155	—	—	4,155
Eldrickco Limited*	5,600	430	—	5,170
EmpiRx Health LLC	909	—	227	682
Erickson Inc	25,500	13,682	425	11,393
FPG Services, LLC	6,093	—	—	6,093
Forge Biologics, Inc.	13,333	—	—	13,333
GB001, Inc.	24,000	—	—	24,000
Gabriel Partners, LLC	665	133	—	532
Gateway US Holdings, Inc.	368	167	—	201
Go Car Wash Management Corp.	15,637	—	—	15,637
Graffiti Buyer, Inc.	3,409	526	—	2,883
Guernsey Holdings SDI LA LLC	1,167	—	—	1,167
Gutter Buyer, Inc.	2,727	2,584	143	—
HRO (Hero Digital) Holdings, LLC	10,213	945	31	9,237
HSI HALO Acquisition, Inc.	813	677	—	136
Heniff Holdco, LLC	3,925	—	281	3,644
High Street Buyer, Inc.	2,203	—	—	2,203
Hive Intermediate, LLC	2,326	310	—	2,016
HomeRenew Buyer, Inc.	4,576	392	—	4,184
IMA Group Management Company, LLC	2,799	173	—	2,626
JF Acquisition, LLC	1,569	1,381	—	188
Jacent Strategic Merchandising	3,500	3,457	—	43
KDC US Holdings	6,020	665	33	5,322
KL Charlie Acquisition Company	1,962	432	—	1,530
Kauffman Intermediate, LLC	1,243	—	—	1,243
Kure Pain Holdings, Inc.	2,654	—	—	2,654
LS Clinical Services Holdings, Inc.	1,875	1,875	—	—
Lash OpCo, LLC	1,612	783	—	829
LendingPoint LLC	8,333	8,333	—	—
Lifelong Learner Holdings, LLC	2,985	2,982	—	3
Liqui-Box Holdings, Inc.	3,560	2,753	81	726
MEP-TS Midco, LLC	1,452	—	—	1,452
Magnate Holding Corp.	3,150	3,150	—	—
Marlin DTC-LS Midco 2, LLC	685	—	—	685
Maxor National Pharmacy Services, LLC	1,558	—	—	1,558
Medical Guardian, LLC	8,571	648	—	7,923
Merx Aviation Finance, LLC	154,677	150,000	4,677	—
Midwest Vision Partners Management, LLC	3,029	612	—	2,417
Momentx Corporation	1,257	670	—	587
Naviga Inc. (fka Newscycle Solutions, Inc.)	500	444	—	56
New Era Technology, Inc.	2,440	952	—	1,488
Norvax, LLC	3,182	—	—	3,182
Orchard Therapeutics PLC	22,333	—	—	22,333

See notes to financial statements.
122

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Name of Issuer	Total Commitment	Drawn Commitment	Letters of Credit **	Undrawn Commitment
PARS Group LLC	952	—	—	952
PHS Buyer, Inc.	2,000	1,267	—	733
Pace Health Companies, LLC	500	—	118	382
Paladone Group Bidco Limited	3,295	—	—	3,295
Paladone Group Bidco Limited*	427	—	—	427
Paragon 28, Inc.	4,500	—	—	4,500
Partner Therapeutics, Inc.	2,667	570	—	2,097
Precision Refrigeration & Air Conditioning LLC	1,705	—	—	1,705
Premier Imaging, LLC	4,305	—	—	4,305
Pro-Vigil Holding Company, LLC	7,333	—	—	7,333
Project Comfort Buyer, Inc.	3,462	—	—	3,462
Protein For Pets Opco, LLC	2,219	—	—	2,219
Purchasing Power Funding I, LLC	9,113	4,556	—	4,557
Roscoe Medical, Inc	1,393	1,393	—	—
SI Holdings, Inc.	3,413	768	—	2,645
Shelby 2021 Holdings Corp.	1,332	—	—	1,332
Simeio Group Holdings, Inc.	1,731	1,269	—	462
Sirsi Corporation	429	—	—	429
Sonar Entertainment, Inc.	1,179	1,179	—	—
Springbrook Holding Company, LLC	1,463	—	—	1,463
Surf Opco, LLC	16,667	13,061	1,000	2,606
TELA Bio, Inc.	3,333	—	—	3,333
TGG TS Acquisition Company	1,750	—	—	1,750
THLP CO. LLC	4,495	1,942	79	2,474
Telesoft Holdings, LLC	2,273	189	—	2,084
Thomas Scientific, LLC	2,963	—	—	2,963
TissueTech, Inc.	6,250	—	—	6,250
Treace Medical Concepts, Inc.	23,417	400	—	23,017
Trench Plate Rental Co.	1,818	482	106	1,230
Truck-Lite Co., LLC	3,052	—	95	2,957
Turbo Buyer, Inc.	923	—	—	923
U.S. Auto Finance, Inc.	28,334	7,366	—	20,968
USLS Acquisition, Inc.	1,608	884	71	653
Ultimate Baked Goods Midco LLC	3,243	851	385	2,007
Unchained Labs, LLC	3,290	—	—	3,290
Upstack Holdco Inc.	6,600	—	110	6,490
ViewRay Inc.	4,917	250	—	4,667
WelldyneRX, LLC	1,923	—	—	1,923
Westfall Technik, Inc.	2,039	2,039	—	—
Wildcat BuyerCo, Inc.	725	145	30	550
Total Commitments	**$ 652,078**	**$ 252,242**	**$ 42,893**	**$ 356,943**

---

* These investments are in a foreign currency and the total commitment has been converted to USD using the December 31, 2022 exchange rate.

** For all letters of credit issued and outstanding on December 31, 2022, $42,488 will expire in 2023 and $405 will expire in 2024.

See notes to financial statements.

(In thousands, except share data)

(24) Securities that are exempt from registration under the Securities Act of 1933 (the "Securities Act"), and may be deemed to be "restricted securities" under the Securities Act. As of December 31, 2022, the aggregate fair value of these securities is $163,906 or 16.59% of the Company's net assets. The acquisition dates of the restricted securities are as follows:

Issuer	Investment Type	Acquisition Date
1244311 B.C. Ltd.	Common Equity - Common Stock	9/30/2020
AIC SPV Holdings II, LLC	Preferred Equity - Preferred Stock	6/1/2017
Carbon6 Technologies, Inc.	Preferred Equity - Preferred Equity	8/22/2022
Carbonfree Chemicals Holdings LLC	Common Equity - Common Equity / Interest	11/19/2019
ChyronHego Corporation	Preferred Equity - Preferred Equity	12/29/2020
Merx Aviation Finance, LLC	Common Equity - Membership Interests	5/22/2013
MSEA Tankers LLC	Common Equity - Class A Units	12/12/2014
Owl Parent Holdings, LLC	Common Equity - Common Stock	2/4/2022
Pelican Energy, LLC	Common Equity - Membership Interests	3/28/2012
Project Comfort Buyer, Inc.	Preferred Equity - Preferred Equity	5/16/2022
Renew Financial LLC (f/k/a Renewable Funding, LLC)	Common Equity - Common Stock	12/23/2020
Renew Financial LLC (f/k/a Renewable Funding, LLC)	Preferred Equity - Series D Preferred Stock	10/1/2015
Renew Financial LLC (f/k/a Renewable Funding, LLC)	Preferred Equity - Series B Preferred Stock	4/9/2014
Renew Financial LLC (f/k/a Renewable Funding, LLC)	Preferred Equity - Preferred Equity	7/12/2022
Renew JV LLC	Common Equity - Membership Interests	3/20/2017
SHD Oil & Gas, LLC	Common Equity - Series C Units	12/27/2012
SHD Oil & Gas, LLC	Common Equity - Series A Units	11/18/2016
SMC IR Holdings, LLC	Common Equity - Common Stock	3/8/2022
Trench Safety Solutions Holdings, LLC	Common Equity - Series A-1 Units	4/29/2022
Wm. Bolthouse Farms, Inc.	Common Equity - Equity Interests	7/28/2022
FC2 LLC	Common Equity - Common Stock	10/14/2022
HSI Halo Holdings, LLC	Common Equity - Common Stock	11/9/2022

(25) The interest rate on these loans is subject to Prime, which as of December 31, 2022 was 7.50%.

(26) The interest rate on these loans is subject to 1 month LIBOR, which as of December 31, 2022 was 4.39%.

(27) The interest rate on these loans is subject to SONIA, which as of December 31, 2022 was 3.43%.

(28) The interest rate on these loans is subject to 3 months LIBOR, which as of December 31, 2022 was 4.77%.

(29) The interest rate on these loans is subject to 6 months LIBOR, which as of December 31, 2022 was 5.14%.

(30) The interest rate on these loans is subject to 12 months LIBOR, which as of December 31, 2022 was 5.48%.

(31) The interest rate on these loans is subject to 1 month SOFR, which as of December 31, 2022 was 4.36%.

(32) The interest rate on these loans is subject to 3 months SOFR, which as of December 31, 2022 was 4.59%.

(In thousands, except share data)

(33) The interest rate on these loans is subject to 6 months SOFR, which as of December 31, 2022 was 4.78%.

(34) The following shows the composition of the Company's portfolio at cost by control designation, investment type and industry as of December 31, 2022:

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total
Non-Controlled / Non-Affiliated Investments								
Advertising, Printing & Publishing	$ 43,489	$ —	$ —	$ —	$ —	$ 432	$ —	$ 43,921
Aerospace & Defense	13,659	—	—	—	—	—	—	13,659
Automotive	59,964	23,621	—	—	—	350	—	83,935
Aviation and Consumer Transport	17,129	—	—	—	—	—	—	17,129
Beverage, Food & Tobacco	101,929	—	—	—	448	1,409	—	103,786
Business Services	211,239	67,049	—	—	89	1,971	—	280,348
Chemicals, Plastics & Rubber	23,188	—	—	—	—	—	—	23,188
Construction & Building	31,287	—	—	—	—	500	—	31,787
Consumer Goods – Durable	20,534	—	—	—	—	107	—	20,641
Consumer Goods – Non-durable	72,495	—	—	—	492	2,135	—	75,122
Consumer Services	166,266	—	—	—	—	—	—	166,266
Diversified Investment Vehicles, Banking, Finance, Real Estate	34,207	—	—	—	—	—	—	34,207
Education	36,394	—	—	—	—	—	—	36,394
Energy – Electricity	7,231	—	—	—	5,623	3	—	12,857
Healthcare & Pharmaceuticals	465,242	—	50	—	583	725	389	466,989
High Tech Industries	295,224	—	—	—	—	1,000	—	296,224
Hotel, Gaming, Leisure, Restaurants	20,599	—	—	—	—	—	—	20,599
Insurance	83,144	—	—	—	—	—	—	83,144
Manufacturing, Capital Equipment	29,069	7,965	—	—	11,849	250	—	49,133
Media – Diversified & Production	2,699	—	—	—	—	—	—	2,699
Retail	31,232	—	—	—	—	—	—	31,232
Telecommunications	—	7,096	—	—	—	—	—	7,096
Transportation – Cargo, Distribution	57,427	—	—	—	—	—	—	57,427
Utilities – Electric	14,580	—	—	—	—	—	—	14,580
Wholesale	46,412	—	—	—	—	798	—	47,210
Total Non-Controlled / Non-Affiliated Investments	$ 1,884,639	$ 105,731	$ 50	$ —	$ 19,084	$ 9,680	$ 389	$ 2,019,573
Non-Controlled / Affiliated Investments								
Chemicals, Plastics & Rubber	$ 12,500	$ —	$ —	$ —	$ —	$ 56,505	$ —	$ 69,005
Consumer Goods – Durable	4,302	—	—	—	—	1,000	—	5,302
Diversified Investment Vehicles, Banking, Finance, Real Estate	—	—	—	16,998	—	—	—	16,998
Energy – Electricity	—	—	—	—	15,446	2,285	—	17,731
Energy – Oil & Gas	—	—	—	—	—	12,271	—	12,271
Total Non-Controlled / Affiliated Investments	$ 16,802	$ —	$ —	$ 16,998	$ 15,446	$ 72,061	$ —	$ 121,307

(In thousands, except share data)

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total
Controlled Investments								
Aviation and Consumer Transport	$ 150,000	$ —	$ —	$ —	$ —	$ 146,500	$ —	$ 296,500
Energy – Oil & Gas	—	—	—	—	—	44,865	—	44,865
High Tech Industries	99,532	—	—	—	6,000	—	—	105,532
Transportation – Cargo, Distribution	—	—	—	—	—	19,397	—	19,397
Total Controlled Investments	$ 249,532	$ —	$ —	$ —	$ 6,000	$ 210,762	$ —	$ 466,294
Total	$ 2,150,973	$ 105,731	$ 50	$ 16,998	$ 40,530	$ 292,503	$ 389	$ 2,607,174

(35) The following shows the composition of the Company’s portfolio at fair value by control designation, investment type and industry as of December 31, 2022:

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total	% of Net Assets
Non-Controlled / Non-Affiliated Investments									
Advertising, Printing & Publishing	$ 42,741	$ —	$ —	$ —	$ —	$ 472	$ —	$ 43,213	4.37%
Aerospace & Defense	13,427	—	—	—	—	—	—	13,427	1.36%
Automotive	58,627	1,402	—	—	—	410	—	60,439	6.12%
Aviation and Consumer Transport	17,172	—	—	—	—	—	—	17,172	1.74%
Beverage, Food & Tobacco	101,276	—	—	—	234	2,201	—	103,711	10.50%
Business Services	208,092	55,996	—	—	89	2,721	—	266,898	27.01%
Chemicals, Plastics & Rubber	22,700	—	—	—	—	—	—	22,700	2.30%
Construction & Building	30,621	—	—	—	—	248	—	30,869	3.12%
Consumer Goods – Durable	20,670	—	—	—	—	540	—	21,210	2.15%
Consumer Goods – Non-durable	72,447	239	—	—	45	1,176	—	73,907	7.48%
Consumer Services	163,820	—	—	—	—	—	—	163,820	16.58%
Diversified Investment Vehicles, Banking, Finance, Real Estate	34,100	—	—	—	—	—	—	34,100	3.45%
Education	35,890	—	—	—	—	—	—	35,890	3.63%
Energy – Electricity	2,009	—	—	—	—	—	—	2,009	0.20%
Healthcare & Pharmaceuticals	463,603	—	50	—	892	3,457	474	468,476	47.41%
High Tech Industries	293,117	—	—	—	—	1,438	—	294,555	29.81%
Hotel, Gaming, Leisure, Restaurants	20,409	—	—	—	—	—	—	20,409	2.07%
Insurance	82,920	—	—	—	—	—	—	82,920	8.39%
Manufacturing, Capital Equipment	28,620	7,437	—	—	9,763	417	—	46,237	4.68%
Media – Diversified & Production	2,180	—	—	—	—	—	—	2,180	0.22%
Retail	31,219	—	—	—	—	—	—	31,219	3.16%
Telecommunications	—	5,845	—	—	—	—	—	5,845	0.59%
Transportation – Cargo, Distribution	57,058	—	—	—	—	—	—	57,058	5.77%
Utilities – Electric	14,589	—	—	—	—	—	—	14,589	1.48%
Wholesale	46,496	—	—	—	—	850	—	47,346	4.79%
Total Non-Controlled / Non-Affiliated Investments	$ 1,863,803	$ 70,919	$ 50	$ —	$ 11,023	$ 13,930	$ 474	$ 1,960,199	198.38%
% of Net Assets	188.62%	7.18%	0.01%	0.00%	1.12%	1.41%	0.05%	198.38%	
Non-Controlled / Affiliated Investments									
Chemicals, Plastics & Rubber	$ 12,500	$ —	$ —	$ —	$ —	$ 20,202	$ —	$ 32,702	3.31%
Consumer Goods – Durable	4,007	—	—	—	—	340	—	4,347	0.44%
Diversified Investment Vehicles, Banking, Finance, Real Estate	—	—	—	9,413	—	—	—	9,413	0.95%
Energy – Electricity	—	—	—	—	2,035	449	—	2,484	0.25%
Energy – Oil & Gas	—	—	—	—	—	195	—	195	0.02%
Total Non-Controlled / Affiliated Investments	$ 16,507	$ —	$ —	$ 9,413	$ 2,035	$ 21,186	$ —	$ 49,141	4.97%
% of Net Assets	1.67%	0.00%	0.00%	0.95%	0.21%	2.14%	0.00%	4.97%	

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total	% of Net Assets
Controlled Investments									
Aviation and Consumer Transport	$ 150,000	$ —	$ —	$ —	$ —	$ 111,446	$ —	$ 261,446	26.46%
Energy – Oil & Gas	—	—	—	—	—	580	—	580	0.06%
High Tech Industries	99,999	—	—	—	22,499	—	—	122,498	12.40%
Transportation – Cargo, Distribution	—	—	—	—	—	4,256	—	4,256	0.43%
Total Controlled Investments	$ 249,999	$ —	$ —	$ —	$ 22,499	$ 116,282	$ —	$ 388,780	39.35%
% of Net Assets	25.30%	0.00%	0.00%	0.00%	2.28%	11.77%	0.00%	39.35%	
Total	$ 2,130,309	$ 70,919	$ 50	$ 9,413	$ 35,557	$ 151,398	$ 474	$ 2,398,120	242.70%
% of Net Assets	215.60%	7.18%	0.01%	0.95%	3.60%	15.32%	0.05%	242.70%	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
December 31, 2022
(In thousands, except share data)

Industry Classification	Percentage of Total Investments (at Fair Value) as of December 31, 2022
Healthcare & Pharmaceuticals	19.5%
High Tech Industries	17.4%
Aviation and Consumer Transport	11.6%
Business Services	11.1%
Consumer Services	6.8%
Beverage, Food & Tobacco	4.3%
Insurance	3.5%
Consumer Goods – Non-durable	3.1%
Transportation – Cargo, Distribution	2.6%
Automotive	2.5%
Chemicals, Plastics & Rubber	2.3%
Wholesale	2.0%
Manufacturing, Capital Equipment	1.9%
Diversified Investment Vehicles, Banking, Finance, Real Estate	1.8%
Advertising, Printing & Publishing	1.8%
Education	1.5%
Retail	1.3%
Construction & Building	1.3%
Consumer Goods – Durable	1.1%
Hotel, Gaming, Leisure, Restaurants	0.9%
Utilities – Electric	0.6%
Aerospace & Defense	0.6%
Telecommunications	0.2%
Energy – Electricity	0.2%
Media – Diversified & Production	0.1%
Energy – Oil & Gas	0.0%
Total Investments	**100.0%**

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
Advertising, Printing & Publishing							
FingerPaint Marketing							
KL Charlie Acquisition Company	First Lien Secured Debt	L+625, 1.00% Floor	12/30/26	$ 30,818	$ 22,373	$ 22,510	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+625, 1.00% Floor	12/30/26	1,962	(31)	(20)	(8)(9)(21)(23)
KL Charlie Co-Invest, L.P.	Common Equity - Common Stock	N/A	N/A	218,978 Shares	219	353	(9)(13)
					22,561	22,843	
Hero Digital							
HRO (Hero Digital) Holdings, LLC	First Lien Secured Debt	L+600, 1.00% Floor	11/18/28	27,186	19,084	19,253	(9)(21)(23)(29)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	11/18/26	2,553	(47)	(26)	(8)(9)(20)(21)(23)
HRO Holdings I LP	Common Equity - Common Stock	N/A	N/A	213 Shares	213	212	(9)(13)(24)
					19,250	19,439	
		Total Advertising, Printing & Publishing			$ 41,811	$ 42,282	
Aerospace & Defense							
Erickson Inc							
Erickson Inc	First Lien Secured Debt - Revolver	L+750, 1.50% Floor	04/28/22	$ 32,250	$ 23,628	$ 23,315	(9)(20)(21)(23)(28)
	First Lien Secured Debt - Revolver	13.50%	04/28/22	3,750	3,750	3,712	(9)(23)
			Total Aerospace & Defense		$ 27,378	$ 27,027	
Automotive							
Club Car Wash							
Club Car Wash Operating, LLC	First Lien Secured Debt	L+650, 1.00% Floor	06/16/27	$ 29,931	$ 22,934	$ 23,018	(9)(21)(23)(29)
	First Lien Secured Debt - Revolver	L+650, 1.00% Floor	06/16/27	2,438	(37)	(30)	(8)(9)(21)(23)
					22,897	22,988	
Crowne Automotive							
Vari-Form Group, LLC	First Lien Secured Debt	11.00% (7.00% Cash plus 4.00% PIK)	02/02/23	5,860	893	410	(9)(14)
Vari-Form Inc.	First Lien Secured Debt	11.00% (7.00% Cash plus 4.00% PIK)	02/02/23	2,110	391	148	(9)(14)
					1,284	558	
K&N Parent, Inc.							
K&N Parent, Inc.	Second Lien Secured Debt	L+875, 1.00% Floor	10/21/24	23,765	23,605	19,724	(28)
Truck-Lite Co., LLC							
TL Lighting Holdings, LLC	Common Equity - Equity	N/A	N/A	350 Shares	350	420	(9)(13)
Truck-Lite Co., LLC	First Lien Secured Debt	L+625, 1.00% Floor	12/14/26	31,287	29,655	29,533	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+625, 1.00% Floor	12/13/24	3,052	241	226	(9)(20)(21)(23)(26)
					30,246	30,179	
			Total Automotive		$ 78,032	$ 73,449	
Aviation and Consumer Transport							
Merx Aviation Finance, LLC							
Merx Aviation Finance, LLC (5)	First Lien Secured Debt - Revolver	10.00%	10/31/23	$ 275,177	$ 275,000	$ 275,000	(20)(23)
	Common Equity - Membership Interests	N/A	N/A	N/A	35,800	23,509	(24)
					310,800	298,509	
Primeflight							
PrimeFlight Aviation Services, Inc.	First Lien Secured Debt	L+625, 1.00% Floor	05/09/24	17,353	17,179	17,271	(9)(26)
		Total Aviation and Consumer Transport			$ 327,979	$ 315,780	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
Beverage, Food & Tobacco							
Berner Foods							
Berner Food & Beverage, LLC	First Lien Secured Debt	L+650, 1.00% Floor	07/30/27	$ 30,963	$ 30,334	$ 30,653	(9)(29)
	First Lien Secured Debt - Revolver	L+650, 1.00% Floor	07/30/26	2,132	535	555	(9)(21)(23)(29)
	First Lien Secured Debt - Revolver	P+550	07/30/26	749	734	742	(9)(23)(25)
					31,603	31,950	
Bolthouse Farms							
Wm. Bolthouse Farms, Inc.	Common Equity - Equity Interest	N/A	N/A	1,000,000 Shares	1,001	1,080	(13)
Hive							
FCP-Hive Holdings, LLC	Preferred Equity - Preferred Equity	N/A	N/A	589 Shares	448	484	(9)(13)(24)
	Common Equity - Common Stock	N/A	N/A	589 Shares	3	20	(9)(13)(24)
Hive Intermediate, LLC	First Lien Secured Debt	L+600, 1.00% Floor	09/22/27	17,123	16,822	16,952	(9)(26)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	09/22/27	2,326	(41)	(23)	(8)(9)(21)(23)
					17,232	17,433	
Orgain, Inc.							
Butterfly Fighter Co-Invest, L.P.	Common Equity - Membership Interests	N/A	N/A	1,000,000 Shares	1,005	1,648	
Rise Baking							
Ultimate Baked Goods Midco LLC	First Lien Secured Debt	L+625, 1.00% Floor	08/13/27	26,690	26,086	25,935	(9)(28)
	First Lien Secured Debt - Revolver	L+625, 1.00% Floor	08/13/27	3,243	1,954	1,936	(9)(20)(21)(23)(28)(29)
					28,040	27,871	
TNT Crust LLC							
TNT Crust LLC	First Lien Secured Debt	L+675 Cash plus 1.00% PIK, 1.00% Floor	11/06/23	21,706	21,512	21,272	(9)(28)
	First Lien Secured Debt - Revolver	L+675 Cash plus 1.00% PIK, 1.00% Floor	11/06/23	3,252	3,085	3,036	(9)(21)(23)(29)
	Common Equity - Series A Units	N/A	N/A	244 Shares	30	172	(9)(13)
					24,627	24,480	
Turkey Hill							
IC Holdings LLC	Common Equity - Series A Units	N/A	N/A	169 Shares	169	160	(9)(13)
THLP CO. LLC	First Lien Secured Debt	L+600, 1.00% Floor	05/31/25	25,110	24,824	24,608	(9)(28)
	First Lien Secured Debt - Revolver	P+500	05/31/24	4,494	1,165	1,112	(9)(20)(21)(23)(25)
					26,158	25,880	
				Total Beverage, Food & Tobacco	$ 129,666	$ 130,342	
Business Services							
Access Information							
Access CIG, LLC	Second Lien Secured Debt	L+775, 0.00% Floor	02/27/26	$ 15,900	$ 15,829	$ 15,787	(26)
AlpineX							
Alpinex Opco, LLC	First Lien Secured Debt	L+600, 1.00% Floor	12/27/27	16,383	11,644	11,605	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	12/27/27	1,117	(21)	(21)	(8)(9)(21)(23)
					11,623	11,584	

See notes to financial statements.

130

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
Ambrosia Buyer Corp.							
Ambrosia Buyer Corp.	Second Lien Secured Debt	8.00%	08/28/25	21,429	18,582	5,657	(14)
AML Rightsource							
Gabriel Partners, LLC	First Lien Secured Debt	L+600, 1.00% Floor	09/21/26	31,451	30,898	31,203	(9)(29)
	First Lien Secured Debt - Revolver	P+500	09/21/26	665	120	128	(9)(21)(23)(25)
					31,018	31,331	
Continuum							
Continuum Global Solutions, LLC	Preferred Equity - Preferred Equity	N/A	N/A	775 Shares	78	78	(9)(13)
Electro Rent Corporation							
Electro Rent Corporation	Second Lien Secured Debt	L+900, 1.00% Floor	01/31/25	34,235	33,806	34,064	(9)(28)
Elo Touch							
TGG TS Acquisition Company	First Lien Secured Debt - Revolver	L+650, 0.00% Floor	12/14/23	1,750	750	721	(21)(23)(26)
Ensemble Health							
EHL Merger Sub, LLC	First Lien Secured Debt - Revolver	L+325, 0.00% Floor	08/01/24	4,155	(179)	(111)	(8)(21)(23)
IRP							
Precision Refrigeration & Air Conditioning LLC	First Lien Secured Debt	SOFR+600, 1.00% Floor	03/08/28	8,182	8,020	8,018	(9)(27)
	First Lien Secured Debt - Revolver		03/08/27	1,705	(34)	(34)	(8)(9)(21)(23)
SMC IR Holdings, LLC	Common Equity - Common Stock	N/A	N/A	114 Shares	114	114	(9)(13)(24)
					8,100	8,098	
Jacent							
Jacent Strategic Merchandising	First Lien Secured Debt	L+675, 1.00% Floor	04/23/24	22,116	21,977	21,508	(9)(28)
	First Lien Secured Debt - Revolver	L+675, 1.00% Floor	04/23/24	3,500	3,472	3,400	(9)(21)(23)(28)(29)
	Common Equity - Common Stock	N/A	N/A	5,000 Shares	500	169	(9)(13)
JSM Equity Investors, L.P.	Preferred Equity - Class P Partnership Units	N/A	N/A	114 Shares	11	11	(9)(13)
					25,960	25,088	
Jones & Frank							
JF Acquisition, LLC	First Lien Secured Debt	L+550, 1.00% Floor	07/31/26	13,201	13,058	13,008	(9)(28)(30)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	07/31/26	1,569	(17)	(23)	(8)(9)(21)(23)
					13,041	12,985	
MAKS							
Trident Bidco Limited	First Lien Secured Debt	L+550, 1.00% Floor	11/08/25	33,688	33,066	33,670	(9)(17)(29)
Naviga							
Naviga Inc. (fka Newscycle Solutions, Inc.)	First Lien Secured Debt	L+700, 1.00% Floor	12/29/22	13,397	13,318	13,430	(9)(26)(28)
	First Lien Secured Debt - Revolver	L+700, 1.00% Floor	12/29/22	500	278	280	(9)(21)(23)(26)
					13,596	13,710	
PSE							
Graffiti Buyer, Inc.	First Lien Secured Debt	L+575, 1.00% Floor	08/10/27	8,420	5,679	5,639	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	08/10/27	1,307	390	388	(9)(21)(23)(28)
Graffiti Parent, LP	Common Equity - Common Stock	N/A	N/A	2,439 Shares	244	200	(9)(13)(24)
					6,313	6,227	

See notes to financial statements.

131

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
PSI Services, LLC							
Lifelong Learner Holdings, LLC	First Lien Secured Debt	L+575, 1.00% Floor	10/19/26	33,975	33,527	32,411	(9)(28)(29)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	10/20/25	2,985	2,947	2,865	(9)(21)(23)(28)
					36,474	35,276	
Soliant							
Soliant Health, Inc.	Common Equity - Membership Interests	N/A	N/A	300 Shares	300	871	(9)
US Legal Support							
US Legal Support Investment Holdings, LLC	Common Equity - Series A-1 Units	N/A	N/A	631,972 Shares	632	1,030	(9)(13)
USLS Acquisition, Inc.	First Lien Secured Debt	L+575, 1.00% Floor	12/02/24	24,003	23,781	23,643	(9)(28)
	First Lien Secured Debt - Revolver	L+525, 1.00% Floor	12/02/24	1,286	417	409	(9)(20)(21)(23)(28)
	First Lien Secured Debt - Revolver	P+425	12/02/24	322	319	317	(9)(23)(25)
					25,149	25,399	
Wilson Language Training							
Owl Acquisition, LLC	First Lien Secured Debt	SOFR+575, 1.00% Floor	02/04/28	9,900	9,707	9,702	(9)(27)
Owl Parent Holdings, LLC	Common Equity - Common Stock	N/A	N/A	100 Shares	100	100	(9)(13)(24)
					9,807	9,802	
				Total Business Services	$ 283,313	$ 270,237	
Chemicals, Plastics & Rubber							
Carbonfree Chemicals SPE I LLC (f/k/a Maxus Capital Carbon SPE I LLC)							
Carbonfree Chemicals Holdings LLC (4)	Common Equity - Common Equity / Interest	N/A	N/A	2,354 Shares	$ 46,295	$ 42,117	(3)(13)(16)(24)
Carbonfree Chemicals SA LLC (4)	Common Equity - Class B Units	N/A	N/A	3,152 Shares	32,434	—	(3)(13)(16)(24)
					78,729	42,117	
Westfall Technik, Inc.							
Westfall Technik, Inc.	First Lien Secured Debt	L+575, 1.00% Floor	09/13/24	15,616	15,482	15,269	(9)(28)
	First Lien Secured Debt	L+625, 1.00% Floor	09/13/24	5,638	5,557	5,542	(9)(28)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	09/13/24	2,019	2,002	1,975	(9)(23)(28)
					23,041	22,786	
				Total Chemicals, Plastics & Rubber	$ 101,770	$ 64,903	
Construction & Building							
Englert							
Gutter Buyer, Inc.	First Lien Secured Debt	L+575, 1.00% Floor	03/06/25	$ 28,393	$ 28,097	$ 28,169	(9)(26)
	First Lien Secured Debt - Revolver	P+475	03/06/24	2,727	2,019	2,013	(9)(20)(21)(23)(25)
Gutter Holdings, LP	Common Equity - Common Stock	N/A	N/A	500 Shares	500	1,226	(9)
				Total Construction & Building	$ 30,616	$ 31,408	
Consumer Goods – Durable							
A&V							
A&V Holdings Midco, LLC	First Lien Secured Debt - Revolver	L+450, 1.00% Floor	03/10/25	$ 1,505	$ (80)	$ (52)	(8)(21)(23)
KDC							
KDC US Holdings	First Lien Secured Debt - Revolver	L+325, 0.00% Floor	12/21/23	6,020	692	620	(20)(21)(23)(26)

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
KLO Holdings, LLC							
1244311 B.C. Ltd. (4)	First Lien Secured Debt	L+500, 1.00% Floor	09/30/25	2,978	2,978	2,794	(17)(28)
	First Lien Secured Debt	L+500 PIK, 1.00% Floor	09/30/25	1,079	1,079	1,006	(17)(28)
	Common Equity - Common Stock	N/A	N/A	1,000,032 Shares	1,000	976	(2)(13)(17)(24)
GSC Technologies Inc. (4)	First Lien Secured Debt	L+500 Cash plus 5.00% PIK, 1.00% Floor	09/30/25	206	206	192	(17)(28)
					5,263	4,968	
Liqui-Box							
Liqui-Box Holdings, Inc.	First Lien Secured Debt - Revolver	L+450, 1.00% Floor	02/26/25	2,416	878	889	(20)(21)(23)(28)
	First Lien Secured Debt - Revolver	P+350	02/26/25	1,144	1,137	1,143	(23)(25)
					2,015	2,032	
NSi Industries							
Wildcat BuyerCo, Inc.	First Lien Secured Debt	L+575, 1.00% Floor	02/27/26	14,660	13,096	13,271	(21)(23)(28)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	02/27/26	725	(11)	(13)	(8)(21)(23)
Wildcat Parent LP	Common Equity - Common Stock	N/A	N/A	1,070 Shares	107	180	(13)
					13,192	13,438	
Sorenson Holdings, LLC							
Sorenson Holdings, LLC	Common Equity - Membership Interests	N/A	N/A	587 Shares	—	325	(10)(13)
			Total Consumer Goods – Durable		$ 21,082	$ 21,331	
Consumer Goods – Non-durable							
3D Protein							
Protein For Pets Opco, LLC	First Lien Secured Debt - Revolver	L+500, 1.00% Floor	05/31/24	$ 2,219	$ (25)	$ —	(9)(21)(23)
Dan Dee							
Project Comfort Buyer, Inc.	First Lien Secured Debt	L+700, 1.00% Floor	02/01/25	24,897	24,548	23,936	(9)(28)
	First Lien Secured Debt - Revolver	L+700, 1.00% Floor	02/01/24	3,462	(38)	(139)	(8)(9)(21)(23)
	Preferred Equity - Preferred Equity	N/A	N/A	461,538 Shares	462	37	(9)(13)
					24,972	23,834	
LashCo							
Lash OpCo, LLC	First Lien Secured Debt	L+700, 1.00% Floor	03/18/26	44,992	42,582	42,819	(9)(21)(23)(26)
	First Lien Secured Debt - Revolver	L+700, 1.00% Floor	09/18/25	1,612	(48)	(25)	(8)(9)(21)(23)
					42,534	42,794	
Paladone							
Paladone Group Bidco Limited	First Lien Secured Debt	L+575, 1.00% Floor	11/12/27	7,988	5,974	6,035	(9)(17)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	11/12/27	353	(9)	(4)	(8)(9)(17)(21)(23)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	11/12/27	1,412	(27)	(12)	(8)(9)(17)(21)(23)
Paladone Group Holdings Limited	Common Equity - Common Stock	N/A	N/A	94,151 Shares	94	119	(9)(13)(17)(24)
					6,032	6,138	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
Sequential Brands Group, Inc.							
Gainline Galaxy Holdings LLC	Common Equity - Common Stock	N/A	N/A	10,854 Shares	2,041	1,900	(13)(16)(17)(24)
Sequential Avia Holdings LLC	Second Lien Secured Debt	L+500, 1.00% Floor	11/12/26	1,717	1,716	1,717	(17)(29)
Sequential Brands Group, Inc.	Second Lien Secured Debt	8.75%	02/07/24	1,293	—	239	(14)(17)
Swisstech IP CO, LLC	First Lien Secured Debt	6.00% PIK	11/29/24	264	1	264	(17)
					3,758	4,120	
		Total Consumer Goods – Non-durable			$ 77,271	$ 76,886	
Consumer Services							
Activ							
Activ Software Holdings, LLC	First Lien Secured Debt	L+650, 1.00% Floor	05/04/27	$ 29,869	$ 29,359	$ 29,418	(9)(30)
	First Lien Secured Debt - Revolver	L+625, 1.00% Floor	05/04/27	2,407	(41)	(36)	(8)(9)(21)(23)
					29,318	29,382	
Bird							
Bird US Opco, LLC	First Lien Secured Debt	L+750, 1.00% Floor	10/12/24	48,549	22,076	22,821	(9)(23)(26)
Clarus Commerce							
Marlin DTC-LS Midco 2, LLC	First Lien Secured Debt	L+650, 1.00% Floor	07/01/25	21,632	21,330	21,529	(28)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	07/01/25	685	8	(3)	(8)(21)(23)
					21,338	21,526	
First Heritage							
First Heritage Credit, LLC	First Lien Secured Debt	L+475, 0.00% Floor	08/31/22	26,250	20,992	21,099	(9)(21)(23)(26)
	First Lien Secured Debt - Revolver	L+550, 0.00% Floor	08/31/22	3,750	1,160	1,160	(9)(21)(23)(26)
					22,152	22,259	
Go Car Wash							
Go Car Wash Management Corp.	First Lien Secured Debt	L+575, 1.00% Floor	12/31/26	11,443	9,269	9,255	(9)(21)(23)(26)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	12/31/26	417	(3)	(6)	(8)(9)(21)(23)
					9,266	9,249	
Lending Point							
LendingPoint LLC	First Lien Secured Debt	L+1050, 1.00% Floor	12/30/25	17,500	13,422	13,515	(9)(21)(23)(28)
	First Lien Secured Debt	L+575, 1.00% Floor	12/30/25	4,167	3,158	3,186	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	12/30/25	8,333	8,262	8,318	(9)(23)(28)
					24,842	25,019	
Only About Children							
Nemo (BC) Bidco Pty Ltd	First Lien Secured Debt	BBSW+675, 1.00% Floor	04/06/24	A$ 7,000	4,953	4,907	(17)(21)(23)(32)
Paper Source							
Papershop Holdco Inc.	First Lien Secured Debt	L+700, 1.00% Floor	05/27/26	10,607	10,515	10,395	(9)(28)
	First Lien Secured Debt - Revolver	L+700, 1.00% Floor	05/27/26	3,082	1,498	1,463	(9)(21)(23)(28)
					12,013	11,858	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
The Club Company							
Eldrickco Limited	First Lien Secured Debt	SON+625, 0.50% Floor	11/26/25	£ 15,027	13,965	14,157	(9)(17)(21)(23)(31)
	First Lien Secured Debt - Revolver	SON+625, 0.50% Floor	11/26/25	£ 356	411	457	(9)(17)(23)(31)
	First Lien Secured Debt - Revolver	SON+625, 0.50% Floor	05/26/25	£ 345	1	(5)	(8)(9)(17)(21)(23)
					14,377	14,609	
US Auto							
U.S. Auto Finance, Inc.	First Lien Secured Debt	L+525, 1.00% Floor	04/17/24	20,000	9,343	9,202	(9)(21)(23)(28)
	First Lien Secured Debt	L+525, 1.00% Floor	03/31/23	1,000	975	995	(9)(28)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	04/17/24	13,333	2,412	2,418	(9)(21)(23)(28)
					12,730	12,615	
				Total Consumer Services	$ 173,065	$ 174,245	
Diversified Investment Vehicles, Banking, Finance, Real Estate							
Celink							
Compu-Link Corporation	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	06/11/24	$ 2,273	$ (22)	$ (3)	(8)(9)(21)(23)
Peer Advisors, LLC	First Lien Secured Debt	L+550, 1.00% Floor	06/11/24	17,386	17,210	17,366	(9)(26)
					17,188	17,363	
Flock Financial, LLC							
Flock SPV I, LLC	First Lien Secured Debt	L+650, 1.00% Floor	12/31/22	14,667	12,011	11,985	(9)(17)(21)(23)(26)
	First Lien Secured Debt - Revolver	L+650, 1.00% Floor	12/31/22	5,333	1,847	1,861	(9)(17)(21)(23)(26)
					13,858	13,846	
Golden Bear							
Golden Bear 2016-R, LLC (4)	Structured Products and Other - Membership Interests	N/A	09/20/42	N/A	16,998	10,038	(3)(17)
Purchasing Power, LLC							
Purchasing Power Funding I, LLC	First Lien Secured Debt - Revolver	L+650, 0.00% Floor	01/24/24	9,113	1,142	1,142	(9)(21)(23)(26)
Spectrum Automotive							
Shelby 2021 Holdings Corp.	First Lien Secured Debt	L+575, 0.75% Floor	06/29/28	14,490	12,288	12,329	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+575, 0.75% Floor	06/29/27	420	(6)	(4)	(8)(9)(21)(23)
					12,282	12,325	
Ten-X, LLC							
Ten-X, LLC	First Lien Secured Debt - Revolver	L+325, 0.00% Floor	09/29/22	4,680	(43)	(73)	(8)(21)(23)
		Total Diversified Investment Vehicles, Banking, Finance, Real Estate			$ 61,425	$ 54,641	
Education							
NFA Group							
SSCP Spring Bidco Limited	First Lien Secured Debt	SON+600, 0.50% Floor	07/30/25	£ 30,000	$ 36,322	$ 39,059	(9)(17)(31)
				Total Education	$ 36,322	$ 39,059	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
Energy – Electricity							
Renew Financial LLC (f/k/a Renewable Funding, LLC)							
AIC SPV Holdings II, LLC (4)	Preferred Equity - Preferred Stock	N/A	N/A	142 Shares	$ 534	$ 355	(15)(17)(24)
Renew Financial LLC (f/k/a Renewable Funding, LLC) (4)	Preferred Equity - Series E Preferred Stock	N/A	N/A	441,576 Shares	1,902	4,988	(13)(17)(24)
	Preferred Equity - Series B Preferred Stock	N/A	N/A	1,505,868 Shares	8,343	—	(13)(24)
	Preferred Equity - Series D Preferred Stock	N/A	N/A	436,689 Shares	5,568	—	(13)(24)
Renew JV LLC (4)	Common Equity - Membership Interests	N/A	N/A	465,750 Shares	466	613	(13)(17)(24)
					16,813	5,956	
Solarplicity Group Limited (f/k/a AMP Solar UK)							
Solarplicity UK Holdings Limited	First Lien Secured Debt	4.00%	03/08/23	£ 5,562	7,230	1,874	(14)(17)
	Preferred Equity - Preferred Stock	N/A	N/A	4,286 Shares	5,623	—	(2)(13)(17)
	Common Equity - Ordinary Shares	N/A	N/A	2,825 Shares	4	—	(2)(13)(17)
					12,857	1,874	
			Total Energy – Electricity		$ 29,670	$ 7,830	
Energy – Oil & Gas							
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.)							
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.) (5)	Second Lien Secured Debt	10.00% PIK	03/31/23	$ 8,323	$ 7,458	$ 6,204	(14)
	Common Equity - Common Stock	N/A	N/A	10,000,000 Shares	30,078	—	(13)(24)
					37,536	6,204	
Pelican							
Pelican Energy, LLC (4)	Common Equity - Membership Interests	N/A	N/A	1,444 Shares	13,063	630	(13)(16)(17)(24)
Spotted Hawk							
SHD Oil & Gas, LLC (5)	First Lien Secured Debt - Tranche C Note	12.00%	06/30/22	24,728	24,728	25,470	
	Common Equity - Series C Units	N/A	N/A	50,952,525 Shares	44,067	4,652	(13)(16)(24)
	Common Equity - Series A Units	N/A	N/A	7,600,000 Shares	1,411	—	(13)(16)(24)
					70,206	30,122	
			Total Energy – Oil & Gas		$ 120,805	$ 36,956	
Environmental Industries							
Ortega National Parks							
Ortega National Parks, LLC	First Lien Secured Debt	L+500, 1.00% Floor	10/31/26	$ 14,497	$ 8,156	$ 8,235	(9)(21)(23)(29)
	First Lien Secured Debt - Revolver	L+500, 1.00% Floor	10/31/26	2,049	(27)	(9)	(8)(9)(21)(23)
			Total Environmental Industries		$ 8,129	$ 8,226	
Healthcare & Pharmaceuticals							
83bar							
83Bar, Inc.	First Lien Secured Debt	L+575, 1.50% Floor	07/02/26	$ 5,000	$ 4,978	$ 4,975	(9)(26)
Akoya							
Akoya Biosciences, Inc.	First Lien Secured Debt	L+635, 1.50% Floor	10/27/25	9,750	9,772	9,771	(9)(26)

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
Analogic							
Analogic Corporation	First Lien Secured Debt	L+525, 1.00% Floor	06/22/24	17,850	17,675	17,582	(9)(28)
	First Lien Secured Debt - Revolver	L+525, 1.00% Floor	06/22/23	1,826	1,293	1,277	(9)(21)(23)(28)
					18,968	18,859	
Cato Research							
LS Clinical Services Holdings, Inc.	First Lien Secured Debt	L+675, 1.00% Floor	12/16/27	13,092	12,778	12,787	(9)(26)
	First Lien Secured Debt - Revolver	L+675, 1.00% Floor	12/16/26	1,875	237	237	(9)(21)(23)(28)
					13,015	13,024	
Cerus							
Cerus Corporation	First Lien Secured Debt	L+545, 1.80% Floor	03/01/24	16,500	16,467	16,665	(9)(17)(26)
	First Lien Secured Debt - Revolver	L+375, 1.80% Floor	03/01/24	1,500	670	672	(9)(17)(21)(23)(26)
					17,137	17,337	
Compass Health							
Roscoe Medical, Inc	First Lien Secured Debt	SOFR+625, 1.00% Floor	09/30/24	7,601	7,328	7,316	(9)(27)
	First Lien Secured Debt - Revolver	SOFR+625, 1.00% Floor	09/30/24	1,393	767	767	(9)(21)(23)(27)
					8,095	8,083	
Emmes Corporation							
Emmes Blocker, Inc.	Common Equity - Common Stock	N/A	N/A	306 Shares	306	879	(9)(13)
The Emmes Company, LLC	First Lien Secured Debt	L+500, 1.00% Floor	03/03/25	15,886	15,755	15,646	(9)(29)
	First Lien Secured Debt - Revolver	L+500, 1.00% Floor	03/03/25	2,449	2,431	2,412	(9)(23)(26)
					18,492	18,937	
EmpiRx							
EmpiRx Health LLC	First Lien Secured Debt	L+550, 1.00% Floor	08/05/27	9,068	8,906	8,977	(9)(28)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	08/05/27	909	(16)	(9)	(8)(9)(21)(23)
					8,890	8,968	
Forge Biologics							
Forge Biologics, Inc.	First Lien Secured Debt	L+675, 0.50% Floor	12/03/26	26,667	3,209	3,245	(9)(23)(26)
Gossamer							
GB001, Inc.	First Lien Secured Debt	L+700, 2.00% Floor	01/01/25	30,000	5,886	6,056	(9)(17)(23)(26)
Health & Safety Institute							
HSI HALO Acquisition, Inc.	First Lien Secured Debt	L+575, 1.00% Floor	08/31/26	16,378	13,500	13,335	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	09/02/25	813	131	121	(9)(21)(23)(26)
	Common Equity - Common Stock	N/A	N/A	500 Shares	500	679	(9)(13)
					14,131	14,135	
IMA Group							
IMA Group Management Company, LLC	First Lien Secured Debt	L+600, 1.00% Floor	05/30/24	12,680	8,560	8,566	(21)(23)(29)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	05/30/24	289	259	257	(21)(23)(28)
					8,819	8,823	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
Kepro							
Keystone Acquisition Corp.	First Lien Secured Debt	L+575, 0.75% Floor	01/26/29	14,022	11,812	11,925	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+575, 0.75% Floor	01/26/28	978	(19)	(10)	(8)(9)(21)(23)
					11,793	11,915	
Kindeva							
Kindeva Drug Delivery L.P.	First Lien Secured Debt	L+600, 1.00% Floor	05/01/26	9,410	9,254	9,311	(9)(28)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	05/01/25	167	147	147	(9)(21)(23)(26)
					9,401	9,458	
KureSmart							
Clearway Corporation (f/k/a NP/Clearway Holdings, Inc.)	Common Equity - Common Stock	N/A	N/A	133 Shares	133	217	(9)(13)
Kure Pain Holdings, Inc.	First Lien Secured Debt	L+500, 1.00% Floor	08/27/24	21,658	21,497	21,398	(9)(26)
	First Lien Secured Debt - Revolver	L+500, 1.00% Floor	08/27/24	2,654	(24)	(33)	(8)(9)(21)(23)
					21,606	21,582	
LucidHealth							
Premier Imaging, LLC	First Lien Secured Debt	L+600, 1.00% Floor	01/02/25	12,480	7,628	7,614	(9)(21)(23)(26)
Mannkind Corporation							
Mannkind Corporation	First Lien Secured Debt	L+675, 1.00% Floor	08/01/25	13,866	13,793	14,058	(9)(26)
	First Lien Secured Debt	L+625, 1.00% Floor	08/01/25	30,000	(23)	—	(9)(23)
	Common Equity - Common Stock	N/A	N/A	334,226 Shares	76	1,230	(9)(10)(13)(17)
					13,846	15,288	
Maxor National Pharmacy Services, LLC							
Maxor National Pharmacy Services, LLC	First Lien Secured Debt	L+550, 1.00% Floor	12/06/27	23,436	23,206	23,145	(9)(28)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	12/06/26	1,558	(11)	(20)	(8)(9)(21)(23)
					23,195	23,125	
Medical Guardian							
Medical Guardian, LLC	First Lien Secured Debt	L+650, 1.00% Floor	10/26/26	36,112	30,882	30,966	(9)(21)(23)(26)
	First Lien Secured Debt - Revolver	L+650, 1.00% Floor	10/26/26	3,810	(52)	(41)	(8)(9)(21)(23)
					30,830	30,925	
Midwest Vision							
Midwest Vision Partners Management, LLC	First Lien Secured Debt	L+650, 1.00% Floor	01/12/27	24,261	21,431	21,601	(9)(21)(23)(28)(29)
	First Lien Secured Debt - Revolver	L+650, 1.00% Floor	01/12/27	612	602	606	(9)(23)(28)
					22,033	22,207	
Orchard							
Orchard Therapeutics PLC	First Lien Secured Debt	L+595, 1.00% Floor	05/28/26	33,333	10,906	10,776	(9)(17)(23)(26)
Ovation Fertility							
FPG Services, LLC	First Lien Secured Debt	L+550, 1.00% Floor	06/13/25	19,031	14,119	14,276	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	06/13/24	2,105	(19)	(5)	(8)(9)(21)(23)
					14,100	14,271	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
Paragon 28							
Paragon 28, Inc.	First Lien Secured Debt	L+600, 1.00% Floor	05/01/26	10,000	7,472	7,475	(9)(23)(26)
	First Lien Secured Debt - Revolver	L+300, 1.00% Floor	05/01/26	2,000	(8)	(5)	(8)(9)(21)(23)
					7,464	7,470	
Partner Therapeutics, Inc							
Partner Therapeutics, Inc	First Lien Secured Debt	L+665, 1.00% Floor	01/01/23	10,000	9,976	9,950	(9)(26)
	First Lien Secured Debt	L+665, 1.00% Floor	08/01/22	3,333	3,333	3,333	(9)(26)
	First Lien Secured Debt - Revolver	L+375, 1.00% Floor	04/01/26	1,000	(2)	—	(9)(21)(23)
	Preferred Equity - Preferred Equity	N/A	N/A	55,556 Shares	333	343	(9)(13)
	Warrants	N/A	N/A	33,333 Shares	135	99	(9)(13)
					13,775	13,725	
PHS							
PHS Buyer, Inc.	First Lien Secured Debt	L+600, 1.00% Floor	01/31/27	25,115	24,711	24,612	(9)(28)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	01/31/27	2,000	351	360	(9)(21)(23)(28)
					25,062	24,972	
Radius Health							
Radius Health, Inc.	First Lien Secured Debt	L+575, 2.00% Floor	06/01/24	33,833	28,736	28,459	(9)(17)(23)(26)
	First Lien Secured Debt - Revolver	L+350, 2.00% Floor	06/01/24	1,000	(1)	(10)	(8)(9)(17)(21)(23)
					28,735	28,449	
RHA Health Services							
Pace Health Companies, LLC	First Lien Secured Debt	L+450, 1.00% Floor	08/02/24	3,768	3,729	3,736	(9)(28)
	First Lien Secured Debt - Revolver	L+450, 1.00% Floor	08/02/24	500	18	(4)	(8)(9)(20)(21)(23)
					3,747	3,732	
Rigel Pharmaceuticals							
Rigel Pharmaceuticals, Inc.	First Lien Secured Debt	L+565, 1.50% Floor	09/01/24	9,000	9,011	9,051	(9)(26)
Unchained Labs							
Unchained Labs, LLC	First Lien Secured Debt	L+550, 1.00% Floor	08/09/27	6,760	1,848	1,854	(9)(21)(23)(26)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	08/09/27	726	(13)	(7)	(8)(9)(21)(23)
					1,835	1,847	
WellDyneRx, LLC							
WelldyneRX, LLC	First Lien Secured Debt	SOFR+675, 0.75% Floor	03/09/27	18,077	17,720	17,715	(9)(27)
	First Lien Secured Debt - Revolver	SOFR+675, 0.75% Floor	03/09/26	1,923	(38)	(38)	(8)(9)(21)(23)
					17,682	17,677	
		Total Healthcare & Pharmaceuticals			$ 404,041	$ 406,297	
High Tech Industries							
Acronis AG							
ACRONIS AG	First Lien Secured Debt	L+535, 1.50% Floor	12/18/24	$ 21,000	$ 20,941	$ 20,962	(9)(17)(26)
American Megatrends							
AMI US Holdings Inc.	First Lien Secured Debt	L+525, 1.00% Floor	04/01/25	21,430	21,211	21,430	(9)(26)
	First Lien Secured Debt - Revolver	L+525, 0.00% Floor	04/01/24	2,907	1,139	1,163	(9)(21)(23)(26)
					22,350	22,593	

See notes to financial statements.

139

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
Calero Holdings, Inc.							
Telesoft Holdings, LLC	First Lien Secured Debt	L+575, 1.00% Floor	12/16/25	22,273	21,952	22,141	(28)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	12/16/25	2,273	(32)	(13)	(8)(21)(23)
					21,920	22,128	
ChyronHego Corporation							
ChyronHego Corporation (5)	First Lien Secured Debt	L+350 Cash plus 1.50% PIK, 1.00% Floor	12/31/22	85,277	84,170	84,424	(28)
	First Lien Secured Debt	L+800 PIK, 1.00% Floor	12/31/22	2,570	2,500	2,545	(28)
	First Lien Secured Debt - Revolver	L+500, 1.00% Floor	12/31/22	8,000	7,156	7,076	(21)(23)(28)
	Preferred Equity - Preferred Equity	N/A	N/A	7,800 Shares	6,000	15,553	(13)(24)
					99,826	109,598	
Dairy.com							
Momentx Corporation	First Lien Secured Debt	L+575, 1.00% Floor	06/24/27	13,640	13,395	13,265	(9)(28)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	06/24/27	1,257	(22)	(35)	(8)(9)(21)(23)
					13,373	13,230	
Digital.ai							
Digital.ai Software Holdings, Inc.	First Lien Secured Debt	L+700, 1.00% Floor	02/10/27	22,355	21,810	22,080	(9)(28)
	First Lien Secured Debt - Revolver	L+650, 1.00% Floor	02/10/27	2,419	748	777	(9)(21)(23)(28)
					22,558	22,857	
GoHealth							
Norvax, LLC	First Lien Secured Debt - Revolver	L+650, 1.00% Floor	09/13/24	3,182	2,428	2,461	(9)(21)(23)(26)(28)
International Cruise & Excursion Gallery, Inc.							
International Cruise & Excursion Gallery, Inc.	First Lien Secured Debt	L+535, 1.00% Floor	06/06/25	14,438	14,305	13,642	(26)
Modern Campus							
Destiny Solutions U.S., Inc.	First Lien Secured Debt	L+600, 1.00% Floor	06/08/26	25,573	25,024	25,126	(26)
RMCF IV CIV XXXV, L.P.	Common Equity - Common Stock	N/A	N/A	482 Shares	1,000	1,430	(13)(24)
					26,024	26,556	
MYCOM							
Magnate Holding Corp.	First Lien Secured Debt	L+625, 0.50% Floor	12/16/24	19,164	19,050	18,817	(9)(17)(28)
	First Lien Secured Debt - Revolver	L+625, 0.50% Floor	12/14/23	3,150	3,133	3,105	(9)(17)(23)(28)
					22,183	21,922	
New Era Technology, Inc.							
New Era Technology, Inc.	First Lien Secured Debt	L+625, 1.00% Floor	10/31/26	23,794	21,315	21,221	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	L+625, 1.00% Floor	10/30/26	1,049	594	591	(9)(21)(23)(28)
Pro Vigil							
Pro-Vigil Holding Company, LLC	First Lien Secured Debt	L+850, 1.00% Floor	01/11/25	9,910	9,724	9,808	(9)(28)
	First Lien Secured Debt	SOFR+850, 1.00% Floor	01/11/25	5,329	1,493	1,542	(9)(21)(23)(27)
					11,217	11,350	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
Schlesinger Group							
Schlesinger Global, LLC	First Lien Secured Debt	L+600 Cash plus 1.00% PIK, 1.00% Floor	07/12/25	9,882	9,730	9,747	(9)(28)
	First Lien Secured Debt	L+775, 1.00% Floor	07/12/25	963	950	964	(9)(28)
					10,680	10,711	
Simeio							
Simeio Group Holdings, Inc.	First Lien Secured Debt	L+550, 1.00% Floor	02/02/26	8,178	8,099	8,076	(9)(26)
	First Lien Secured Debt - Revolver	L+525, 1.00% Floor	02/02/26	1,731	(17)	(21)	(8)(9)(21)(23)
					8,082	8,055	
Sirsi Corporation							
Sirsi Corporation	First Lien Secured Debt	L+450, 1.00% Floor	03/15/24	5,456	5,423	5,440	(9)(26)
	First Lien Secured Debt - Revolver	L+450, 1.00% Floor	03/15/24	429	(3)	(1)	(8)(9)(21)(23)
					5,420	5,439	
Springbrook							
Springbrook Holding Company, LLC	First Lien Secured Debt	L+550, 1.00% Floor	12/23/26	15,933	15,724	15,786	(28)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	12/23/26	1,463	(17)	(13)	(8)(21)(23)
					15,707	15,773	
Tax Slayer							
MEP-TS Midco, LLC	First Lien Secured Debt	L+600, 1.00% Floor	12/31/26	13,379	13,139	13,245	(9)(29)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	12/31/26	1,452	(1)	(15)	(8)(9)(21)(23)
					13,138	13,230	
Telnyx							
Telnyx LLC	First Lien Secured Debt	L+625, 1.50% Floor	10/21/25	5,250	5,230	5,277	(9)(26)
UpStack							
Upstack Holdco Inc.	First Lien Secured Debt	L+550, 1.00% Floor	08/20/27	31,914	27,581	27,995	(9)(21)(23)(29)
	First Lien Secured Debt - Revolver	L+550, 1.00% Floor	08/20/27	3,000	(74)	(30)	(8)(9)(20)(21)(23)
					27,507	27,965	
			Total High Tech Industries		$ 384,798	$ 395,561	
Hotel, Gaming, Leisure, Restaurants							
Guernsey							
Guernsey Holdings SDI LA LLC	First Lien Secured Debt	6.95%	11/18/26	$ 9,904	$ 9,812	$ 9,811	(9)
	First Lien Secured Debt	L+595, 1.00% Floor	11/18/26	1,167	1	(11)	(8)(9)(23)
					9,813	9,800	
Taco Cabana							
YTC Enterprises, LLC	First Lien Secured Debt	L+625, 1.00% Floor	08/16/26	9,942	9,835	9,843	(9)(26)
		Total Hotel, Gaming, Leisure, Restaurants			$ 19,648	$ 19,643	
Insurance							
High Street Insurance							
High Street Buyer, Inc.	First Lien Secured Debt	L+600, 0.75% Floor	04/14/28	$ 30,113	$ 29,607	$ 29,586	(9)(26)
	First Lien Secured Debt - Revolver	L+600, 0.75% Floor	04/16/27	2,203	(37)	(39)	(8)(9)(21)(23)
					29,570	29,547	
PGM Holdings Corporation							
Turbo Buyer, Inc.	First Lien Secured Debt	L+600, 1.00% Floor	12/02/25	19,230	18,930	18,889	(9)(29)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	12/02/25	923	(14)	(16)	(8)(9)(21)(23)
					18,916	18,873	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
Relation Insurance							
AQ Sunshine, Inc.	First Lien Secured Debt	L+600, 1.00% Floor	04/15/25	34,858	31,093	31,447	(9)(21)(23)(26)(28)(29)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	04/15/24	1,785	263	280	(9)(20)(21)(23)(29)
					31,356	31,727	
				Total Insurance	$ 79,842	$ 80,147	
Manufacturing, Capital Equipment							
AVAD, LLC							
Surf Opco, LLC	First Lien Secured Debt - Revolver	L+400, 1.00% Floor	03/17/26	$ 16,667	$ 11,564	$ 11,419	(9)(20)(21)(23)(26)
	Preferred Equity - Class P-1 Preferred	N/A	N/A	33,333 Shares	3,333	6,342	(9)(13)(16)
	Preferred Equity - Class P-2 Preferred	N/A	N/A	85,164 Shares	8,516	1,970	(9)(13)(16)
	Common Equity - Class A-1 Common	N/A	N/A	3,333 Shares	—	85	(9)(13)(16)
					23,413	19,816	
Kauffman							
Kauffman Holdco, LLC	Common Equity - Common Stock	N/A	N/A	250,000 Shares	250	98	(9)(13)
Kauffman Intermediate, LLC	First Lien Secured Debt	L+650, 1.00% Floor	05/08/25	16,281	16,114	15,843	(9)(30)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	05/08/25	1,243	277	277	(9)(21)(23)(28)
					16,641	16,218	
MedPlast Holdings Inc.							
Viant Medical Holdings, Inc. (fka MedPlast Holdings, Inc.)	Second Lien Secured Debt	L+775, 0.00% Floor	07/02/26	8,000	7,959	7,607	(26)
		Total Manufacturing, Capital Equipment			$ 48,013	$ 43,641	
Media – Diversified & Production							
New Wave Entertainment							
NW Entertainment, Inc.	First Lien Secured Debt	L+750 Cash plus 2.00% PIK, 1.00% Floor	08/16/24	$ 29,195	$ 28,940	$ 29,186	(9)(28)
	First Lien Secured Debt - Revolver	L+750, 1.00% Floor	08/16/24	3,078	3,050	3,061	(9)(23)(28)
					31,990	32,247	
Nitro World Entertainment							
NWE OPCO LP	First Lien Secured Debt	L+650, 2.00% Floor	12/19/22	4,579	4,573	4,572	(9)(26)
Sonar Entertainment							
Sonar Entertainment, Inc.	First Lien Secured Debt	L+760, 1.25% Floor	11/15/21	2,475	2,474	2,019	(9)(11)(26)
	First Lien Secured Debt - Revolver	L+760, 1.25% Floor	11/15/21	1,604	1,561	1,308	(9)(11)(23)(26)
					4,035	3,327	
		Total Media – Diversified & Production			$ 40,598	$ 40,146	

See notes to financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry / Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (33)	Fair Value (1)(34)	
Retail							
IPS							
SI Holdings, Inc.	First Lien Secured Debt	L+600, 1.00% Floor	07/25/25	$ 31,005	$ 30,645	$ 30,780	(9)(26)
	First Lien Secured Debt - Revolver	L+600, 1.00% Floor	07/25/24	3,413	395	404	(9)(21)(23)(26)
			Total Retail		$ 31,040	$ 31,184	
Telecommunications							
Securus Technologies Holdings, Inc.							
Securus Technologies Holdings, Inc.	Second Lien Secured Debt	L+825, 1.00% Floor	11/01/25	$ 7,128	$ 7,119	$ 6,843	(28)
			Total Telecommunications		$ 7,119	$ 6,843	
Transportation – Cargo, Distribution							
Beacon Mobility							
Beacon Mobility Corp.	First Lien Secured Debt	L+550, 1.00% Floor	05/22/24	$ 28,266	$ 13,227	$ 13,429	(9)(21)(23)(28)
	First Lien Secured Debt - Revolver	P+450	05/22/24	4,145	597	635	(9)(20)(21)(23)(25)
	First Lien Secured Debt - Revolver	L+400, 0.00% Floor	05/22/24	50,000	—	—	(9)(22)(23)
					13,824	14,064	
Dynamic Product Tankers (Prime), LLC							
Dynamic Product Tankers, LLC (5)	Common Equity - Class A Units	N/A	N/A	N/A	44,432	3,110	(13)(17)(19)(24)
Heniff and Superior							
Heniff Holdco, LLC	First Lien Secured Debt	L+575, 1.00% Floor	12/03/26	30,453	30,019	29,582	(9)(26)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	12/03/24	3,925	1,331	1,295	(9)(20)(21)(23)(26)
					31,350	30,877	
MSEA Tankers LLC							
MSEA Tankers LLC (5)	Common Equity - Class A Units	N/A	N/A	N/A	50,258	34,274	(17)(18)(24)
			Total Transportation – Cargo, Distribution		$ 139,864	$ 82,325	
Wholesale							
Banner Solutions							
Banner Buyer, LLC	First Lien Secured Debt	L+575, 1.00% Floor	10/31/25	$ 17,751	$ 15,111	$ 15,171	(9)(21)(23)(26)
	First Lien Secured Debt - Revolver	L+575, 1.00% Floor	10/31/25	1,935	623	631	(9)(21)(23)(26)
Banner Parent Holdings, Inc.	Common Equity - Common Stock	N/A	N/A	6,125 Shares	613	539	(9)(13)
					16,347	16,341	
Thomas Scientific							
BSP-TS, LP	Common Equity - Common Stock	N/A	N/A	185 Shares	185	190	(9)(13)(24)
Thomas Scientific, LLC	First Lien Secured Debt	L+625, 1.00% Floor	12/14/27	31,785	26,056	26,283	(9)(21)(23)(29)
	First Lien Secured Debt - Revolver	L+625, 1.00% Floor	12/14/27	2,963	(56)	(30)	(8)(9)(21)(23)
					26,185	26,443	
			Total Wholesale		$ 42,532	$ 42,784	
Total Investments						$ 2,745,829	$ 2,523,173	(6)(7)

(1)   Fair value is determined in good faith by or under the direction of the Board of Directors of the Company (See **Note 2** to the financial statements).

(2)   Preferred and ordinary shares in Solarplicity UK Holdings Limited are GBP denominated equity investments. Common shares in 1244311 B.C. Ltd. are CAD denominated equity investments.

(3)   Denotes investments in which the Company owns greater than 25% of the equity, where the governing documents of each entity preclude the Company from exercising a controlling influence over the management or policies of such entity. The Company does not have the right to elect or appoint more than 25% of the directors or another party has the right to elect or appoint more directors than the Company and has the right to appoint certain members of senior management. Therefore, the Company has determined that these entities are not controlled affiliates. As of March 31, 2021, we had a 100% equity ownership interest in Golden Bear 2016-R, LLC, a collateralized loan obligation and 26% ownership in Carbonfree Chemicals SA LLC.

See notes to financial statements.

(In thousands, except share data)

(4) Denotes investments in which we are an “Affiliated Person,” as defined in the 1940 Act, due to holding the power to vote or owning 5% or more of the outstanding voting securities of the investment but not controlling the company. Fair value as of March 31, 2021 and March 31, 2022 along with transactions during the year ended March 31, 2022 in these affiliated investments are as follows:

Name of Issuer	Fair Value at March 31, 2021	Gross Additions ●	Gross Reductions ■	Net Change in Unrealized Gains (Losses)	Fair Value at March 31, 2022	Net Realized Gains (Losses)	Interest/ Dividend/ Other Income
1244311 B.C. Ltd., Common Stock	$ 1,719	$ —	$ —	$ (743)	$ 976	$ —	$ —
1244311 B.C. Ltd., Term Loan	3,822	63	(15)	(70)	3,800	—	245
9357-5991 Quebec Inc., Term Loan	—	—	(215)	—	—	215	—
AIC SPV Holdings II, LLC, Preferred Equity	498	—	—	(143)	355	—	109
Carbonfree Chemicals Holdings LLC, Common Stock	25,424	904	—	15,789	42,117	—	—
Carbonfree Chemicals SA LLC, Class B Units	—	—	—	—	—	—	—
Golden Bear 2016-R, LLC, Membership Interests	11,289	186	—	(1,437)	10,038	—	1,181
GSC Technologies Inc., Term Loan	—	221	(15)	(14)	192	—	16
KLO Acquisition LLC, Term Loan	—	—	(327)	1	—	326	—
Pelican Energy, LLC, Common Stock	2,170	—	(3,701)	2,161	630	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Series B Preferred Stock	42	—	—	(42)	—	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Series D Preferred Stock	28	—	—	(28)	—	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Series E Preferred Stock	5,106	—	—	(118)	4,988	—	—
Renew JV LLC, Membership Interests	776	—	(205)	42	613	—	—
	$ 50,874	$ 1,374	$ (4,478)	$ 15,398	$ 63,709	$ 541	$ 1,551

- ● Gross additions includes increases in the basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

- ■ Gross reductions include decreases in the basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

See notes to financial statements.
144

(In thousands, except share data)

(5) Denotes investments in which we are deemed to exercise a controlling influence over the management or policies of a company, as defined in the 1940 Act, due to beneficially owning, either directly or through one or more controlled companies, more than 25% of the outstanding voting securities of the investment. Fair value as of March 31, 2021 and March 31, 2022 along with transactions during the year ended March 31, 2022 in these controlled investments are as follows:

Name of Issuer	Fair Value at March 31, 2021	Gross Additions ●	Gross Reductions ■	Net Change in Unrealized Gains (Losses)	Fair Value at March 31, 2022	Net Realized Gains (Losses)	Interest/ Dividend/ Other Income
Majority Owned Company							
ChyronHego Corporation, Preferred Equity	$ 6,151	$ —	$ —	$ 9,402	$ 15,553	$ —	$ —
ChyronHego Corporation, Revolver	2,226	4,750	—	100	7,076	—	316
ChyronHego Corporation, Term Loan	81,676	5,230	(205)	268	86,969	—	6,692
Dynamic Product Tankers, LLC, Common Stock	25,528	—	(5,374)	(17,044)	3,110	—	—
Dynamic Product Tankers, LLC, Unsecured Term Loan	22,000	—	(22,000)	—	—	—	959
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.), Common Stock	—	—	—	—	—	—	—
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.), Term Loan	8,111	—	(8,542)	27,561	6,204	(20,926)	—
Merx Aviation Finance, LLC, Letter of Credit	—	—	—	—	—	—	—
Merx Aviation Finance, LLC, Membership Interests	125,061	—	(84,500)	(17,052)	23,509	—	—
Merx Aviation Finance, LLC, Revolver	190,500	89,500	(5,000)	—	275,000	—	25,419
MSEA Tankers LLC, Class A Units	57,028	—	(7,403)	(15,351)	34,274		2,059
Controlled Company				—			
SHD Oil & Gas, LLC, Series C Units	—	44,065	—	(39,413)	4,652	—	—
SHD Oil & Gas, LLC, Series A Units	—	—	—	—	—	—	—
SHD Oil & Gas, LLC, Tranche A Note	9,899	—	(44,065)	34,159	—	7	
SHD Oil & Gas, LLC, Tranche B Note	—	—	—	44,380	—	(44,380)	—
SHD Oil & Gas, LLC, Tranche C Note	25,470	—	—	—	25,470	—	3,009
	$ 553,650	$ 143,545	$ (177,089)	$ 27,010	$ 481,817	$ (65,299)	$ 38,454

- ● Gross additions includes increases in the basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

- ■ Gross reductions include decreases in the basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

As of March 31, 2022, the Company had a 87%, 85%, 96%, 100%, 98% and 38% equity ownership interest in ChyronHego Corporation; Dynamic Product Tankers, LLC; Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.); Merx Aviation Finance, LLC; MSEA Tankers, LLC; and SHD Oil & Gas, LLC (f/k/a Spotted Hawk Development LLC), respectively.

(In thousands, except share data)

(6) Aggregate gross unrealized gain and loss for federal income tax purposes is $58,579 and $303,980, respectively. Net unrealized loss is $245,401 based on a tax cost of $2,798,608.

(7) Substantially all securities are pledged as collateral to our multi-currency revolving credit facility (the "Senior Secured Facility" as defined in **Note 7** to the financial statements). As such, these securities are not available as collateral to our general creditors.

(8) The negative fair value is the result of the commitment being valued below par.

(9) These are co-investments made with the Company's affiliates in accordance with the terms of the exemptive order the Company received from the Securities and Exchange Commission (the "SEC") permitting us to do so. (See **Note 4** to the financial statements for discussion of the exemptive order from the SEC.)

(10) Other than the investments noted by this footnote, the fair value of the Company's investments is determined using unobservable inputs that are significant to the overall fair value measurement. See **Note 2** to the financial statements for more information regarding ASC 820, Fair Value Measurements ("ASC 820").

(11) The maturity date for this investment was November 15, 2021. The investment is expected to be paid down in a series of payments subsequent to the stated maturity date.

(12) Par amount is denominated in USD unless otherwise noted, Euro ("€"), British Pound ("£"), Canadian Dollar ("C$"), and Australian Dollar ("A$") .

(13) Non-income producing security.

(14) Non-accrual status (See **Note 2** to the financial statements).

(15) The underlying investments of AIC SPV Holdings II, LLC is a securitization in which the Company owns preferred shares representing 14.25% economic interest.

(16) AIC Spotted Hawk Holdings, LLC, AIC SHD Holdings, LLC, AIC Pelican Holdings, LLC, AP Surf Investments, LLC and AIC SB Holdings LLC are wholly-owned special purpose vehicles which only hold investments of the underlying portfolio companies and have no other significant assets or liabilities. AIC Spotted Hawk Holdings, LLC holds equity and debt investments in SHD Oil & Gas, LLC. AIC SHD Holdings LLC holds equity investments in SHD Oil & Gas, LLC. and equity investments in both Carbonfree Chemicals Holdings, LLC and Carbonfree Chemicals SA, LLC. AIC Pelican Holdings, LLC holds an equity investment in Pelican Energy, LLC. AP Surf Investments, LLC holds equity investments in Surf Opco, LLC. AIC SB Holdings LLC holds equity investments in Gainline Galaxy Holdings LLC.

(17) Investments that the Company has determined are not "qualifying assets" under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of March 31, 2022, non-qualifying assets represented approximately 11.00% of the total assets of the Company.

(18) As of March 31, 2022, MSEA Tankers, LLC had various classes of limited liability interests outstanding of which the Company holds Class A-1 and Class A-2 units which are identical except that Class A-1 unit is voting and Class A-2 unit is non-voting. The units entitle the Company to appoint two out of three managers to the board of managers.

(19) As of March 31, 2022, Dynamic Product Tankers, LLC had various classes of limited liability interests outstanding of which the Company holds Class A-1 and Class A-3 units which are identical except that Class A-1 unit is voting and Class A-3 unit is non-voting. The units entitle the Company to appoint three out of five managers to the board of managers.

(20) As of March 31, 2022, there were letters of credit issued and outstanding through the Company under this first lien senior secured revolving loan.

(21) The undrawn portion of these committed revolvers and delayed draw term loans includes a commitment and unused fee rate.

(22) A letter of credit associated with this investment has been issued through the Company's Senior Secured Facility. In the event of draw of funds the related funding would be pro-rated for all existing lenders in the investment.

(23) As of March 31, 2022, the Company had the following commitments to fund various revolving and delayed draw senior secured and subordinated loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. Such commitments are subject to the satisfaction of certain conditions set forth in the documents governing these loans and letters of credit and there can be no assurance that such conditions will be satisfied. See **Note 9** to the financial statements for further information on revolving and delayed draw loan commitments, including commitments to issue letters of credit, related to certain portfolio companies.

See notes to financial statements.
146

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Name of Issuer	Total Commitment	Drawn Commitment	Letters of Credit **	Undrawn Commitment
A&V Holdings Midco, LLC	$ 1,505	$ —	$ —	$ 1,505
Activ Software Holdings, LLC	2,407	—	—	2,407
Alpinex Opco, LLC	5,585	—	—	5,585
AMI US Holdings Inc.	2,907	1,163	—	1,744
Analogic Corporation	1,826	1,304	—	522
AQ Sunshine, Inc.	5,039	286	23	4,730
Banner Buyer, LLC	4,387	645	—	3,742
Beacon Mobility Corp.	68,713	674	28,335	39,704
Berner Food & Beverage, LLC	2,881	1,325	—	1,556
Bird US Opco, LLC	25,680	—	—	25,680
Cerus Corporation	1,500	672	—	828
ChyronHego Corporation	8,000	7,156	—	844
Club Car Wash Operating, LLC	8,971	—	—	8,971
Compu-Link Corporation	2,273	—	—	2,273
Digital.ai Software Holdings, Inc.	2,419	806	—	1,613
EHL Merger Sub, LLC	4,155	—	—	4,155
Eldrickco Limited*	6,088	467	—	5,621
EmpiRx Health LLC	909	—	—	909
Erickson Inc	36,000	27,388	960	7,652
First Heritage Credit, LLC	9,000	1,160	—	7,840
Flock SPV I, LLC	8,000	1,867	—	6,133
Forge Biologics, Inc.	23,334	—	—	23,334
FPG Services, LLC	6,810	—	—	6,810
Gabriel Partners, LLC	665	133	—	532
GB001, Inc.	24,000	—	—	24,000
Go Car Wash Management Corp.	2,439	—	—	2,439
Graffiti Buyer, Inc.	3,920	414	—	3,506
Guernsey Holdings SDI LA LLC	1,167	—	—	1,167
Gutter Buyer, Inc.	2,727	2,045	94	588
Heniff Holdco, LLC	3,925	1,374	281	2,270
High Street Buyer, Inc.	2,203	—	—	2,203
Hive Intermediate, LLC	2,326	—	—	2,326
HRO (Hero Digital) Holdings, LLC	10,213	—	31	10,182
HSI HALO Acquisition, Inc.	3,492	136	—	3,356
IMA Group Management Company, LLC	4,277	260	—	4,017
Jacent Strategic Merchandising	3,500	3,494	—	6
JF Acquisition, LLC	1,569	—	—	1,569
Kauffman Intermediate, LLC	1,243	311	—	932
KDC US Holdings	6,020	692	40	5,288
Keystone Acquisition Corp.	2,935	—	—	2,935
Kindeva Drug Delivery L.P.	167	150	—	17
KL Charlie Acquisition Company	9,962	—	—	9,962
Kure Pain Holdings, Inc.	2,654	—	—	2,654
Lash OpCo, LLC	3,136	—	—	3,136
LendingPoint LLC	13,244	8,333	—	4,911
Lifelong Learner Holdings, LLC	2,985	2,982	—	3
Liqui-Box Holdings, Inc.	3,560	2,036	79	1,445
LS Clinical Services Holdings, Inc.	1,875	281	—	1,594
Magnate Holding Corp.	3,150	3,150	—	—
Mannkind Corporation	30,000	—	—	30,000
Marlin DTC-LS Midco 2, LLC	685	—	—	685
Maxor National Pharmacy Services, LLC	1,558	—	—	1,558
Medical Guardian, LLC	8,572	—	—	8,572

See notes to financial statements.

147

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Name of Issuer	Total Commitment	Drawn Commitment	Letters of Credit **	Undrawn Commitment
MEP-TS Midco, LLC	1,452	—	—	1,452
Merx Aviation Finance, LLC	275,177	275,000	177	—
Midwest Vision Partners Management, LLC	3,029	612	—	2,417
Momentx Corporation	1,257	—	—	1,257
Naviga Inc. (fka Newscycle Solutions, Inc.)	500	280	—	220
Nemo (BC) Bidco Pty Ltd*	174	—	—	174
New Era Technology, Inc.	3,147	612	—	2,535
Norvax, LLC	3,182	2,466	—	716
NW Entertainment, Inc.	3,078	3,078	—	—
Orchard Therapeutics PLC	22,333	—	—	22,333
Ortega National Parks, LLC	8,251	—	—	8,251
Pace Health Companies, LLC	500	—	105	395
Paladone Group Bidco Limited	3,295	—	—	3,295
Paladone Group Bidco Limited*	464	—	—	464
Papershop Holdco Inc.	3,082	1,524	—	1,558
Paragon 28, Inc.	4,500	—	—	4,500
Partner Therapeutics, Inc	1,000	—	—	1,000
PHS Buyer, Inc.	2,000	400	—	1,600
Precision Refrigeration & Air Conditioning LLC	1,705	—	—	1,705
Premier Imaging, LLC	4,680	—	—	4,680
Project Comfort Buyer, Inc.	3,462	—	—	3,462
Protein For Pets Opco, LLC	2,219	—	—	2,219
Pro-Vigil Holding Company, LLC	3,733	—	—	3,733
Purchasing Power Funding I, LLC	9,113	1,142	—	7,971
Radius Health, Inc.	5,833	—	—	5,833
Roscoe Medical, Inc	1,393	819	—	574
Shelby 2021 Holdings Corp.	2,436	—	—	2,436
SI Holdings, Inc.	3,413	427	—	2,986
Simeio Group Holdings, Inc.	1,731	—	—	1,731
Sirsi Corporation	429	—	—	429
Sonar Entertainment, Inc.	1,604	1,604	—	—
Springbrook Holding Company, LLC	1,463	—	—	1,463
Surf Opco, LLC	16,667	11,564	334	4,769
Telesoft Holdings, LLC	2,273	—	—	2,273
Ten-X, LLC	4,680	—	—	4,680
TGG TS Acquisition Company	1,750	750	—	1,000
The Emmes Company, LLC	2,449	2,449	—	—
THLP CO. LLC	4,494	1,202	79	3,213
Thomas Scientific, LLC	8,148	—	—	8,148
TNT Crust LLC	3,252	3,101	—	151
Truck-Lite Co., LLC	4,175	262	81	3,832
Turbo Buyer, Inc.	923	—	—	923
U.S. Auto Finance, Inc.	24,013	2,417	—	21,596
Ultimate Baked Goods Midco LLC	3,243	2,027	365	851
Unchained Labs, LLC	5,565	—	—	5,565
Upstack Holdco Inc.	6,600	—	110	6,490
USLS Acquisition, Inc.	1,608	750	94	764
WelldyneRX, LLC	1,923	—	—	1,923
Westfall Technik, Inc.	2,019	2,019	—	—
Wildcat BuyerCo, Inc.	1,854	—	—	1,854
Total Commitments	**$ 871,829**	**$ 385,209**	**$ 31,188**	**$ 455,432**

* These investments are in a foreign currency and the total commitment has been converted to USD using the March 31, 2022 exchange rate

** For all letters of credit issued and outstanding on March 31, 2022, $1,910 will expire in 2022, $29,263 will expire in 2023 and $15 will expire in 2024.

See notes to financial statements.

(In thousands, except share data)

(24) Securities that are exempt from registration under the Securities Act of 1933 (the "Securities Act"), and may be deemed to be "restricted securities" under the Securities Act. As of March 31, 2022, the aggregate fair value of these securities is $135,545 or 25% of the Company's net assets. The acquisition dates of the restricted securities are as follows:

Issuer	Investment Type	Acquisition Date
1244311 B.C. Ltd.	Common Equity - Common Stock	9/30/2020
AIC SPV Holdings II, LLC	Preferred Equity - Preferred Stock	6/1/2017
BSP-TS, LP	Common Equity - Common Stock	12/14/2021
Carbonfree Chemicals Holdings LLC	Common Equity - Common Equity / Interest	11/19/2019
Carbonfree Chemicals SA LLC	Common Equity - Class B Units	11/1/2019
ChyronHego Corporation	Preferred Equity - Preferred Equity	12/29/2020
Dynamic Product Tankers, LLC	Common Equity - Class A Units	4/8/2015
FCP-Hive Holdings, LLC	Common Equity - Common Stock	9/22/2021
FCP-Hive Holdings, LLC	Preferred Equity - Preferred Equity	9/22/2021
Gainline Galaxy Holdings LLC	Common Equity - Common Stock	11/12/2021
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.)	Common Equity - Common Stock	3/29/2016
Graffiti Parent, LP	Common Equity - Common Stock	8/10/2021
HRO Holdings I LP	Common Equity - Common Stock	11/18/2021
Merx Aviation Finance, LLC	Common Equity - Membership Interests	7/1/2021
MSEA Tankers LLC	Common Equity - Class A Units	12/12/2014
Owl Parent Holdings, LLC	Common Equity - Common Stock	2/4/2022
Paladone Group Holdings Limited	Common Equity - Common Stock	11/12/2021
Pelican Energy, LLC	Common Equity - Membership Interests	3/28/2012
Renew Financial LLC (f/k/a Renewable Funding, LLC)	Preferred Equity - Series E Preferred Stock	12/23/2020
Renew Financial LLC (f/k/a Renewable Funding, LLC)	Preferred Equity - Series D Preferred Stock	10/1/2015
Renew Financial LLC (f/k/a Renewable Funding, LLC)	Preferred Equity - Series B Preferred Stock	4/9/2014
Renew JV LLC	Common Equity - Membership Interests	9/5/2019
RMCF IV CIV XXXV, L.P.	Common Equity - Common Stock	6/8/2021
SHD Oil & Gas, LLC	Common Equity - Series C Units	12/27/2012
SHD Oil & Gas, LLC	Common Equity - Series A Units	11/18/2016
SMC IR Holdings, LLC	Common Equity - Common Stock	3/8/2022

(25) The interest rate on these loans is subject to Prime, which as of March 31, 2022 was 3.50%.

(26) The interest rate on these loans is subject to 1 month LIBOR, which as of March 31, 2022 was 0.45%.

(27) The interest rate on these loans is subject to SOFR, which as of March 31, 2022 was 0.29%.

(28) The interest rate on these loans is subject to 3 months LIBOR, which as of March 31, 2022 was 0.96%.

(29) The interest rate on these loans is subject to 6 months LIBOR, which as of March 31, 2022 was 1.47%.

(30) The interest rate on these loans is subject to 12 months LIBOR, which as of March 31, 2022 was 2.10%.

(31) The interest rate on these loans is subject to SONIA, which as of March 31, 2022 was 0.69%.

(32) The interest rate on these loans is subject to 6 months BBSW, which as of March 31, 2022 was 0.71%.

See notes to financial statements.

149

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

(33) The following shows the composition of the Company's portfolio at cost by control designation, investment type and industry as of March 31, 2022:

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total
Non-Controlled / Non-Affiliated Investments								
Advertising, Printing & Publishing	$ 41,379	$ —	$ —	$ —	$ —	$ 432	$ —	$ 41,811
Aerospace & Defense	27,378	—	—	—	—	—	—	27,378
Automotive	54,077	23,605	—	—	—	350	—	78,032
Aviation and Consumer Transport	17,179	—	—	—	—	—	—	17,179
Beverage, Food & Tobacco	127,010	—	—	—	448	2,208		129,666
Business Services	213,118	68,216	—	—	89	1,890	—	283,313
Chemicals, Plastics & Rubber	23,041	—	—	—	—	—	—	23,041
Construction & Building	30,116	—	—	—	—	500	—	30,616
Consumer Goods – Durable	15,712	—	—	—	—	107	—	15,819
Consumer Goods – Non-Durable	72,959	1,716	—	—	462	2,134	—	77,271
Consumer Services	173,065	—	—	—	—	—	—	173,065
Diversified Investment Vehicles, Banking, Finance, Real Estate	44,427	—	—	—	—	—	—	44,427
Education	36,322	—	—	—	—	—	—	36,322
Energy – Electricity	7,231	—	—	—	5,623	4	—	12,858
Environmental Industries	8,129	—	—	—	—	—	—	8,129
Healthcare & Pharmaceuticals	402,558	—	—	—	333	1,015	135	404,041
High Tech Industries	283,974	—	—	—	—	1,000	—	284,974
Hotel, Gaming, Leisure, Restaurants	19,648	—	—	—	—	—	—	19,648
Insurance	79,842	—	—	—	—	—	—	79,842
Manufacturing, Capital Equipment	27,954	7,959	—	—	11,850	250	—	48,013
Media – Diversified & Production	40,598	—	—	—	—	—	—	40,598
Retail	31,040	—	—	—	—	—	—	31,040
Telecommunications	—	7,119	—	—	—	—	—	7,119
Transportation – Cargo, Distribution	45,174	—	—	—	—	—	—	45,174
Wholesale	41,735	—	—	—	—	797	—	42,532
Total Non-Controlled / Non-Affiliated Investments	$ 1,863,666	$ 108,615	$ —	$ —	$ 18,805	$ 10,687	$ 135	$ 2,001,908
Non-Controlled / Affiliated Investments								
Chemicals, Plastics & Rubber	$ —	$ —	$ —	$ —	$ —	$ 78,729	$ —	$ 78,729
Consumer Goods – Durable	4,263	—	—	—	—	1,000	—	5,263
Diversified Investment Vehicles, Banking, Finance, Real Estate	—	—	—	16,998	—	—	—	16,998
Energy – Electricity	—	—	—	—	16,347	467	—	16,814
Energy – Oil & Gas	—	—	—	—	—	13,062	—	13,062
Total Non-Controlled / Affiliated Investments	$ 4,263	$ —	$ —	$ 16,998	$ 16,347	$ 93,258	$ —	$ 130,866
Controlled Investments								
Aviation and Consumer Transport	$ 275,000	$ —	$ —	$ —	$ —	$ 35,800	$ —	$ 310,800
Energy – Oil & Gas	24,728	7,458	—	—	—	75,555	—	107,741
High Tech Industries	93,824	—	—	—	6,000	—	—	99,824
Transportation – Cargo, Distribution	—	—	—	—	—	94,690	—	94,690
Total Controlled Investments	$ 393,552	$ 7,458	$ —	$ —	$ 6,000	$ 206,045	$ —	$ 613,055
Total	$ 2,261,481	$ 116,073	$ —	$ 16,998	$ 41,152	$ 309,990	$ 135	$ 2,745,829

See notes to financial statements.

150

(In thousands, except share data)

(34) The following shows the composition of the Company's portfolio at fair value by control designation, investment type and industry as of March 31, 2022:

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total	% of Net Assets
Non-Controlled / Non-Affiliated Investments									
Advertising, Printing & Publishing	$ 41,717	$ —	$ —	$ —	$ —	$ 565	$ —	$ 42,282	4.2%
Aerospace & Defense	27,027	—	—	—	—	—	—	27,027	2.7%
Automotive	53,304	19,725	—	—	—	420	—	73,449	7.3%
Aviation and Consumer Transport	17,271	—	—	—	—	—	—	17,271	1.7%
Beverage, Food & Tobacco	126,777	—	—	—	484	3,081	—	130,342	13.0%
Business Services	212,157	55,508	—	—	89	2,483	—	270,237	26.9%
Chemicals, Plastics & Rubber	22,786	—	—	—	—	—	—	22,786	2.3%
Construction & Building	30,182	—	—	—	—	1,226	—	31,408	3.1%
Consumer Goods – Durable	15,858	—	—	—	—	505	—	16,363	1.6%
Consumer Goods – Non-durable	72,874	1,957	—	—	37	2,018	—	76,886	7.7%
Consumer Services	174,245	—	—	—	—	—	—	174,245	17.3%
Diversified Investment Vehicles, Banking, Finance, Real Estate	44,603	—	—	—	—	—	—	44,603	4.4%
Education	39,059	—	—	—	—	—	—	39,059	3.9%
Energy – Electricity	1,874	—	—	—	—	—	—	1,874	0.2%
Environmental Industries	8,226	—	—	—	—	—	—	8,226	0.8%
Healthcare & Pharmaceuticals	402,851	—	—	—	343	3,004	99	406,297	40.4%
High Tech Industries	284,533	—	—	—	—	1,430	—	285,963	28.4%
Hotel, Gaming, Leisure, Restaurants	19,643	—	—	—	—	—	—	19,643	2.0%
Insurance	80,147	—	—	—	—	—	—	80,147	8.0%
Manufacturing, Capital Equipment	27,539	7,607	—	—	8,313	182	—	43,641	4.3%
Media – Diversified & Production	40,146	—	—	—	—	—	—	40,146	4.0%
Retail	31,184	—	—	—	—	—	—	31,184	3.1%
Telecommunications	—	6,843	—	—	—	—	—	6,843	0.7%
Transportation – Cargo, Distribution	44,941	—	—	—	—	—	—	44,941	4.5%
Wholesale	42,055	—	—	—	—	729	—	42,784	4.3%
Total Non-Controlled / Non-Affiliated Investments	$ 1,860,999	$ 91,640	$ —	$ —	$ 9,266	$ 15,643	$ 99	$ 1,977,647	196.8%
% of Net Assets	185.2%	9.1%	—	—	0.9%	1.6%	—	196.8%	
Non-Controlled / Affiliated Investments									
Chemicals, Plastics & Rubber	$ —	$ —	$ —	$ —	$ —	$ 42,117	$ —	$ 42,117	4.1%
Consumer Goods – Durable	3,992	—	—	—	—	976	—	4,968	0.5%
Diversified Investment Vehicles, Banking, Finance, Real Estate	—	—	—	10,038	—	—	—	10,038	1.0%
Energy – Electricity	—	—	—	—	5,343	613	—	5,956	0.6%
Energy – Oil & Gas	—	—	—	—	—	630	—	630	0.1%
Total Non-Controlled / Affiliated Investments	$ 3,992	$ —	$ —	$ 10,038	$ 5,343	$ 44,336	$ —	$ 63,709	6.3%
% of Net Assets	0.4%	—	—	1.0%	0.5%	4.4%	—	6.3%	

MIDCAP FINANCIAL INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2022
(In thousands, except share data)

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total	% of Net Assets
Controlled Investments									
Aviation and Consumer Transport	$ 275,000	$ —	$ —	$ —	$ —	$ 23,509	$ —	$ 298,509	29.7%
Energy – Oil & Gas	25,470	6,204	—	—	—	4,652	—	36,326	3.6%
High Tech Industries	94,045	—	—	—	15,553	—	—	109,598	10.9%
Transportation – Cargo, Distribution	—	—	—	—	—	37,384	—	37,384	3.7%
Total Controlled Investments	$ 394,515	$ 6,204	$ —	$ —	$ 15,553	$ 65,545	$ —	$ 481,817	47.9%
% of Net Assets	39.3%	0.6%	—	—	1.5%	6.5%	—	47.9%	
Total	$ 2,259,506	$ 97,844	$ —	$ 10,038	$ 30,162	$ 125,524	$ 99	$ 2,523,173	251.0%
% of Net Assets	224.9%	9.7%	—	1.0%	2.9%	12.5%	0.0%	251.0%	

Industry Classification	Percentage of Total Investments (at Fair Value) as of March 31, 2022
Healthcare & Pharmaceuticals	16.1%
High Tech Industries	15.7%
Aviation and Consumer Transport	12.5%
Business Services	10.7%
Consumer Services	6.9%
Beverage, Food & Tobacco	5.2%
Transportation – Cargo, Distribution	3.3%
Insurance	3.2%
Consumer Goods – Non-durable	3.0%
Automotive	2.9%
Chemicals, Plastics & Rubber	2.6%
Diversified Investment Vehicles, Banking, Finance, Real Estate	2.2%
Manufacturing, Capital Equipment	1.7%
Wholesale	1.7%
Advertising, Printing & Publishing	1.7%
Media – Diversified & Production	1.6%
Education	1.5%
Energy – Oil & Gas	1.5%
Construction & Building	1.2%
Retail	1.2%
Aerospace & Defense	1.1%
Consumer Goods – Durable	0.8%
Hotel, Gaming, Leisure, Restaurants	0.8%
Environmental Industries	0.3%
Energy – Electricity	0.3%
Telecommunications	0.3%
Total Investments	**100.0%**

See notes to financial statements.

(In thousands, except share and per share data)

Note 1. Organization

MidCap Financial Investment Corporation (the “Company”, “MFIC”, “we”, “us”, or “our”), a Maryland corporation incorporated on February 2, 2004, is a closed-end, externally managed, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). In addition, for tax purposes we have elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). We commenced operations on April 8, 2004 receiving net proceeds of $870,000 from our initial public offering by selling 62 million shares of common stock at a price of $15.00 per share (20.7 million shares at a price of $45.00 per share adjusted for the one-for-three reverse stock split). Since then, and through December 31, 2022, we have raised approximately $2,240,067 in net proceeds from additional offerings of common stock and repurchased common stock for $245,810.

On August 1, 2022, the Company changed its name from "Apollo Investment Corporation" to "MidCap Financial Investment Corporation". Our common stock began to trade under the ticker “MFIC” on the NASDAQ Global Stock Market on August 12, 2022.

On November 3, 2022, the Company's Board changed the Company’s fiscal year end from March 31 to December 31, effective December 31, 2022. See **Note 3** to the financial statements for further information.

Apollo Investment Management, L.P. (the “Investment Adviser” or “AIM”) is our investment adviser and an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries (“AGM”). The Investment Adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of and provides investment advisory services to the Company.

Apollo Investment Administration, LLC (the “Administrator” or “AIA”), an affiliate of AGM, provides, among other things, administrative services and facilities for the Company. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.

Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. We primarily invest in directly originated and privately negotiated first lien senior secured loans to privately held U.S. middle-market companies, which the Company generally defines as companies with less than $75 million in EBITDA, as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. To a lesser extent, we may invest in other types of securities including, first lien unitranche, second lien senior secured, unsecured, subordinated, and mezzanine loans, and equities in both private and public middle market companies.

Note 2. Significant Accounting Policies

The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) pursuant to the requirements on Form 10-K, ASC 946, *Financial Services — Investment Companies* (“ASC 946”), and Articles 6, 10 and 12 of Regulation S-X. In the opinion of management, all adjustments, which are of a normal recurring nature, considered necessary for the fair presentation of the financial statements for the periods presented, have been included.

(In thousands, except share and per share data)

Under the 1940 Act, ASC 946, and the regulations pursuant to Article 6 of Regulation S-X, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services to benefit us.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of income, expenses, gains and losses during the reported periods. Changes in the economic environment, financial markets, credit worthiness of our portfolio companies, the global outbreak of a novel coronavirus (COVID-19) that began in 2020 and still persists and any other parameters used in determining these estimates could cause actual results to differ materially.

Cash and Cash Equivalents

The Company defines cash equivalents as securities that are readily convertible into known amounts of cash and near maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only securities with a maturity of three months or less from the date of purchase would qualify, with limited exceptions. The Company deems that certain money market funds, U.S. Treasury bills, repurchase agreements, and other high-quality, short-term debt securities would qualify as cash equivalents.

Cash and cash equivalents are carried at cost which approximates fair value. Cash equivalents held as of December 31, 2022 was $84,713. Cash equivalents held as of March 31, 2022 was $30,033.

Collateral on Option Contracts

Collateral on option contracts represents restricted cash held by our counterparty as collateral against our derivative instruments until such contracts mature or are settled upon per agreement of buyer and seller of the contract. In accordance with ASC 230, *Statement of Cash Flows*, the Statements of Cash Flows outline the changes in cash, including both restricted and unrestricted cash, cash equivalents and foreign currencies. As of and for the periods ended December 31, 2022 and March 31, 2022 the Company did not hold any derivative contracts.

Investment Transactions

Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains and losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis. Amounts for investments recognized or derecognized but not yet settled are reported as a receivable for investments sold and a payable for investments purchased, respectively, in the Statements of Assets and Liabilities.

Fair Value Measurements

The Company follows guidance in ASC 820, *Fair Value Measurement* (“ASC 820”), where fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, such as the risk inherent in a particular valuation technique used to measure fair value using a pricing model and/or the risk inherent in the inputs for the valuation technique. Inputs may be observable or

unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. The inputs or methodology used for valuing assets or liabilities may not be an indication of the risks associated with investing in those assets or liabilities.

ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may differ materially from the values that would be received upon an actual disposition of such investments.

Investment Valuation Process

The Board has designated the Investment Adviser as its "valuation designee" pursuant to Rule 2a-5 under the 1940 Act, and in that role the Investment Adviser is responsible for performing fair value determinations relating to all of the Company's investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Company's Board of Directors (the "Board"). Even though the Company's Board of Directors designated the Company's Investment Adviser as "valuation designee," the Company's Board of Directors continues to be responsible for overseeing the processes for determining fair valuation.

Under the Company's valuation policies and procedures, the Investment Adviser values investments, including certain secured debt, unsecured debt and other debt securities with maturities greater than 60 days, for which market quotations are readily available, at such market quotations (unless they are deemed not to represent fair value). We attempt to obtain market quotations from at least two brokers or dealers (if available, otherwise from a principal market maker, primary market dealer or other independent pricing service). We utilize mid-market pricing as a practical expedient for fair value unless a different point within the range is more representative. If and when market quotations are unavailable or are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi-step valuation process as described below. In each case, our independent third party valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such investments. Investments purchased within the quarter before the valuation date and debt investments with remaining maturities of 60 days or less may each be valued at cost with interest accrued or discount accreted/premium amortized to the date of maturity (although they are typically valued at available market quotations), unless such valuation, in the judgment of our Investment Adviser, does not represent fair value. In this case such investments shall be valued at fair value as determined in good faith by or under the direction of the Investment Adviser including using market quotations where available. Investments that are not publicly traded or whose market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Investment Adviser. Such determination of fair values may involve subjective judgments and estimates.

With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Investment Adviser undertakes a multi-step valuation process each quarter, as described below:

1. Our quarterly valuation process begins with independent valuation firms conducting independent appraisals and assessments for all the investments they have been engaged to review. If an independent valuation firm is not engaged during a particular quarter, the valuation may be conducted by the Investment Adviser;

2. Preliminary valuation conclusions are then documented and discussed with senior management of our Investment Adviser.

3. The Investment Adviser discusses valuations and determines in good faith the fair value of each investment in our portfolio based on the input of the applicable independent valuation firm.

4. For Level 3 investments entered into within the current quarter, the cost (purchase price adjusted for accreted original issue discount/amortized premium) or any recent comparable trade activity on the security investment shall be considered to reasonably approximate the fair value of the investment, provided that no material change has since occurred in the issuer's business, significant inputs or the relevant environment.

Investments determined by these valuation procedures which have a fair value of less than $1 million during the prior fiscal quarter may be valued based on inputs identified by the Investment Adviser without the necessity of obtaining valuation from an independent valuation firm, if once annually an independent valuation firm using the procedures described herein provides an independent assessment of value. Investments in all asset classes are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, seniority of investment in the investee company's capital structure, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, our principal market (as the reporting entity) and enterprise values, among other factors. When readily available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process. During the nine months ended December 31, 2022, there were no significant changes to the Company's valuation techniques and related inputs considered in the valuation process.

Derivative Instruments

The Company recognizes all derivative instruments as assets or liabilities at fair value in its financial statements. Derivative contracts entered into by the Company are not designated as hedging instruments, and as a result the Company presents changes in fair value and realized gains or losses through current period earnings.

Derivative instruments are measured in terms of the notional contract amount and derive their value based upon one or more underlying instruments. Derivative instruments are subject to various risks similar to non-derivative instruments including market, credit, liquidity, and operational risks. The Company manages these risks on an aggregate basis as part of its risk management process. The derivatives may require the Company to pay or receive an upfront fee or premium. These upfront fees or premiums are carried forward as cost or proceeds to the derivatives.

Exchange-traded derivatives which include put and call options are valued based on the last reported sales price on the date of valuation. Over-the-counter ("OTC") derivatives, including credit default swaps, are valued by the Investment Adviser using quotations from counterparties. In instances where models are used, the value of the OTC derivative is derived from the contractual terms of, and specific risks inherent in, the instrument as well as the availability and reliability of observable inputs, such as credit spreads.

As of and for the periods ended December 31, 2022 and March 31, 2022, the Company did not hold any derivative contracts.

Offsetting Assets and Liabilities

The Company has elected not to offset cash collateral against the fair value of derivative contracts. The fair values of these derivatives are presented on a gross basis, even when derivatives are subject to master netting agreements.

As of and for the periods ended December 31, 2022 and March 31, 2022 the company did not hold any derivative contracts.

Valuation of Other Financial Assets and Financial Liabilities

ASC 825, *Financial Instruments*, permits an entity to choose, at specified election dates, to measure certain assets and liabilities at fair value (the "Fair Value Option"). We have not elected the Fair Value Option to report selected financial assets and financial liabilities. Debt issued by the Company is reported at amortized cost (see **Note 7** to the financial statements). The carrying value of all other financial assets and liabilities approximates fair value due to their short maturities or their close proximity of the originations to the measurement date.

Realized Gains or Losses

Security transactions are accounted for on a trade date basis. Realized gains or losses on investments are calculated by using the specific identification method. Securities that have been called by the issuer are recorded at the call price on the call effective date.

Investment Income Recognition

The Company records interest and dividend income, adjusted for amortization of premium and accretion of discount, on an accrual basis. Some of our loans and other investments, including certain preferred equity investments, may have contractual payment-in-kind ("PIK") interest or dividends. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date. PIK investments offer issuers the option at each payment date of making payments in cash or in additional securities. When additional securities are received, they typically have the same terms, including maturity dates and interest rates as the original securities issued. On these payment dates, the Company capitalizes the accrued interest or dividends receivable (reflecting such amounts as the basis in the additional securities received). PIK generally becomes due at maturity of the investment or upon the investment being called by the issuer. At the point the Company believes PIK is not fully expected to be realized, the PIK investment will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest or dividends are reversed from the related receivable through interest or dividend income, respectively. The Company does not reverse previously capitalized PIK interest or dividends. Upon capitalization, PIK is subject to the fair value estimates associated with their related investments. PIK investments on non-accrual status are restored to accrual status if the Company believes that PIK is expected to be realized.

Investments that are expected to pay regularly scheduled interest and/or dividends in cash are generally placed on non-accrual status when principal or interest/dividend cash payments are past due 30 days or more and/or when it is no longer probable that principal or interest/dividend cash payments will be collected. Such non-accrual investments are restored to accrual status if past due principal and interest or dividends are paid in cash, and in management's judgment, are likely to continue timely payment of their remaining interest or dividend obligations. Interest or dividend cash payments received on non-accrual designated investments may be recognized as income or applied to principal depending upon management's judgment.

Loan origination fees, original issue discount ("OID"), and market discounts are capitalized and accreted into interest income over the respective terms of the applicable loans using the effective interest method or straight-line, as applicable. Upon the prepayment of a loan, prepayment premiums, any unamortized loan origination fees, OID, or market discounts are recorded as interest income. Other income generally includes amendment fees, bridge fees, and structuring fees which are recorded when earned.

The Company records as dividend income the accretable yield from its beneficial interests in structured products such as CLOs based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. Such assumptions include the rate and timing of principal and interest receipts (which may be subject to prepayments and defaults) of the underlying pool of assets. These assumptions are updated on at least a quarterly basis to reflect changes related to a particular security, actual historical data, and market changes. A structured product investment typically has an underlying pool of assets. Payments on structured product investments are and will be payable solely from the cash flows from such assets. As such, any unforeseen event in these underlying pools of assets might impact the expected recovery of principal and future accrual of income.

Expenses

Expenses include management fees, performance-based incentive fees, interest expense, insurance expenses, administrative service fees, legal fees, directors' fees, audit and tax service expenses, third-party valuation fees and other general and administrative expenses. Expenses are recognized on an accrual basis.

Financing Costs

The Company records expenses related to shelf filings and applicable offering costs as deferred financing costs in the Statements of Assets and Liabilities. To the extent such expenses relate to equity offerings, these expenses are charged as a reduction of capital upon utilization, in accordance with ASC 946-20-25, or charged to expense if no offering is completed.

The Company records origination and other expenses related to its debt obligations as deferred financing costs. The deferred financing cost for all outstanding debt is presented as a direct deduction from the carrying amount of the related debt liability, except that incurred under the Senior Secured Facility (as defined in **Note 7** to the financial statements), which the Company presents as an asset on the Statements of Assets and Liabilities. These expenses are deferred and amortized as part of interest expense using the straight-line method over the stated life of the obligation which approximates the effective yield method. In the event that we modify or extinguish our debt before maturity, the Company follows the guidance in ASC 470-50, *Modification and Extinguishments* ("ASC 470-50"). For modifications to or exchanges of our Senior Secured Facility (as defined in **Note 7** to the financial statements), any unamortized deferred financing costs relating to lenders who are not part of the new lending group are expensed. For extinguishments of our senior secured notes and senior unsecured notes, any unamortized deferred financing costs are deducted from the carrying amount of the debt in determining the gain or loss from the extinguishment.

Foreign Currency Translations

The accounting records of the Company are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the foreign exchange rate on the date of valuation. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. The Company's investments in foreign securities may involve certain risks, including without limitation: foreign exchange restrictions, expropriation, taxation or other political, social or economic risks, all of which could affect the market and/or credit risk of the investment. In addition, changes in the relationship of foreign currencies to the U.S. dollar can significantly affect the value of these investments and therefore the earnings of the Company.

Dividends and Distributions

Dividends and distributions to common stockholders are recorded as of the ex-dividend date. The amount to be paid out as a distribution is determined by the Board of Directors each quarter. Net realized capital gains, if any, are generally distributed or deemed distributed at least annually. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies.

Share Repurchases

In connection with the Company's share repurchase program, the cost of shares repurchased is charged to net assets on the trade date.

Federal and State Income Taxes

We have elected to be treated as a RIC under the Code and operate in a manner so as to qualify for the tax treatment applicable to RICs. To qualify as a RIC, the Company must (among other requirements) meet certain source-of-income and asset diversification requirements and timely distribute to its stockholders at least 90% of its investment company taxable income as defined by the Code, for each year. The Company (among other requirements) has made and intends to continue to make the requisite distributions to its stockholders, which will generally relieve the Company from corporate-level income taxes. For income tax purposes, distributions made to stockholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. The tax character of distributions paid to stockholders through December 31, 2022 may include return of capital, however, the exact amount cannot be determined at this point. The final determination of the tax character of distributions will not be made until we file our tax return for the tax year ending December 31, 2022. The character of income and gains that we will distribute is determined in accordance with income tax regulations that may differ from GAAP. Book and tax basis differences relating to stockholder dividend and distributions and other permanent book and tax difference are reclassified to paid-in capital.

If we do not distribute (or are not deemed to have distributed) at least 98% of our annual ordinary income and 98.2% of our capital gains in the calendar year earned, we will generally be required to pay excise tax equal to 4% of the amount by which 98% of our annual ordinary income and 98.2% of our capital gains exceed the distributions from such taxable income for the year. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, we accrue excise taxes, if any, on estimated undistributed taxable income.

(In thousands, except share and per share data)

If we fail to satisfy the annual distribution requirement or otherwise fail to qualify as a RIC in any taxable year, we would be subject to tax on all of our taxable income at regular corporate rates. Distribution would generally be taxable to our individual and other non-corporate taxable stockholders as ordinary dividend income eligible for the reduced maximum rate applicable to qualified dividend income to the extent of our current and accumulated earnings and profits provided certain holding period and other requirements are met. Subject to certain limitation under the Code, corporate distributions would be eligible for the dividend-received deduction. To qualify again to be taxed as a RIC in a subsequent year, we would be required to distribute to our stockholders our accumulated earnings and profits attributable to non-RIC years. In addition, if we failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, we would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of five years.

We follow ASC 740, *Income Taxes* (“ASC 740”). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Penalties or interest, if applicable, that may be assessed relating to income taxes would be classified as other operating expenses in the financial statements. As of December 31, 2022, there were no uncertain tax positions and no amounts accrued for interest or penalties. Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof. Although we file both federal and state income tax returns, our major tax jurisdiction is federal.

Retroactive Adjustments for Common Stock Reverse Split

The Company’s Board of Directors approved a one-for-three reverse stock split of the Company’s common stock on October 30, 2018 which was effective as of close of business as of November 30, 2018 (the “Reverse Stock Split”). All common share and common per share amounts in the financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to this reverse stock split as disclosed in **Note 8**.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848),” which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848), which expanded the scope of Topic 848 to include derivative instruments impacted by discounting transition. ASU 2020-04 and ASU 2021-01 are effective for all entities through December 31, 2022. The expedients and exceptions provided by the amendments do not apply to contract modifications and hedging relationships entered into or evaluated after December 31, 2022, except for hedging transactions as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship.

(In thousands, except share and per share data)

Note 3. Change in Year End

On November 3, 2022, the Company's Board changed the Company's fiscal year end from March 31 to December 31, effective December 31, 2022. Our 2022 fiscal year consists of the nine month transition period beginning April 1, 2022 through December 31, 2022. Financial statements for the twelve months ended March 31, 2022 and 2021 continue to be presented on the basis of our previous fiscal year end.

The following is selected financial data for the nine month transition period ending December 31, 2022 and the comparable prior year period.

	Nine Months Ended December 31, 2022	Nine Months Ended December 31 2021 (Unaudited)
Investment Income		
Interest income (excluding Payment-in-kind ("PIK") interest income)	$ 169,457	$ 147,631
PIK Interest Income	2,662	3,451
Dividend income	779	3,576
Other income	2,711	3,756
Total Investment Income	$ 175,609	$ 158,414
Operating Expenses		
Management fees	$ 26,621	$ 27,203
Performance-based incentive fees	5,691	10,638
Interest and other debt expenses	59,363	40,740
Administrative services expense	4,188	4,426
Other general and administrative expenses	6,551	6,742
Total expenses	102,414	89,749
Management and performance-based incentive fees waived	—	—
Performance-based incentive fee offset	(178)	(178)
Expense reimbursements	(770)	(229)
Net Expenses	$ 101,466	$ 89,342
Net Investment Income	$ 74,143	$ 69,072
Net Realized and Change in Unrealized Gains (Losses)		
Net realized gains (losses)	(69,239)	(65,346)
Net change in unrealized gains (losses)	18,036	74,399
Net Realized and Change in Unrealized Gains (Losses)	$ (51,203)	$ 9,053
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 22,940	$ 78,125
Earnings (Loss) Per Share — Basic	0.36	1.21

(In thousands, except share and per share data)

Note 4. Related Party Agreements and Transactions

Investment Advisory Agreement with AIM

The Company has an investment advisory management agreement with the Investment Adviser (the “Investment Advisory Agreement”) under which AIM receives a fee from the Company, consisting of two components — a base management fee and a performance-based incentive fee.

Base Management Fee

For the period from April 1, 2018 to December 31, 2022, the base management fee is calculated initially at an annual rate of 1.50% (0.375% per quarter) of the lesser of (i) the average of the value of the Company’s gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters and (ii) the average monthly value (measured as of the last day of each month) of the Company’s gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) during the most recently completed calendar quarter; provided, however, in each case, the base management fee is calculated at an annual rate of 1.00% (0.250% per quarter) of the average of the value of the Company’s gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) that exceeds the product of (A) 200% and (B) the value of the Company’s net asset value at the end of the prior calendar quarter. The base management fee is payable quarterly in arrears. The value of the Company’s gross assets is calculated in accordance with the Company's valuation policies.

Beginning on January 1, 2023, the base management fee will be calculated at an annual rate of 1.75% (0.4375% per quarter) of the Company's net asset value as of the final business day of the prior calendar quarter; provided, however that the base management fee shall not be greater than 1.50% (0.375% per quarter) of the lesser of (i) the average of the value of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters and (ii) the average monthly value (measured as of the last day of each month) of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) during the most recently completed calendar quarter. The base management fee will be payable quarterly in arrears. The value of the Company's gross assets shall be calculated in accordance with the Company's valuation procedures.

Performance-based Incentive Fee

The incentive fee (the “Incentive Fee”) consists of two components that are determined independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on income and a portion is based on capital gains, each as described below:

(i) Incentive Fee on Pre-Incentive Fee Net Income - (January 1, 2019 - December 31, 2022)

For the period from January 1, 2019 to December 31, 2022, the incentive fee on pre-incentive fee net investment income will be determined and paid quarterly in arrears by calculating the amount by which (x) the aggregate amount of the pre-incentive fee net investment income with respect of the current calendar quarter and each of the eleven preceding calendar quarters beginning with the calendar quarter that commences on or after April 1, 2018 (the “trailing twelve quarters”) exceeds (y) the preferred return amount in respect of the trailing twelve quarters.

(In thousands, except share and per share data)

The preferred return amount will be determined on a quarterly basis, and will be calculated by summing the amounts obtained by multiplying 1.75% by the Company's net asset value at the beginning of each applicable calendar quarter comprising the relevant trailing twelve quarters. The preferred return amount will be calculated after making appropriate adjustments to the Company's net asset value at the beginning of each applicable calendar quarter for Company capital issuances and distributions during the applicable calendar quarter.

The amount of the Incentive Fee on Income that will be paid to the Investment Adviser for a particular quarter will equal the excess of the incentive fee on pre-incentive fee net investment income, so calculated less the aggregate incentive fee on pre-incentive fee net investment income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters comprising the relevant trailing twelve quarters.

The Company will pay the Investment Adviser an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

(1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income for the trailing twelve quarters does not exceed the preferred return amount.

(2) 100% of our pre-incentive fee net investment income for the trailing twelve quarters, if any, that exceeds the preferred return amount but is less than or equal to an amount (the "catch-up amount") determined by multiplying 2.1875% by the Company's net asset value at the beginning of each applicable calendar quarter comprising the relevant trailing twelve quarters.

(3) for any quarter in which the Company's pre-incentive fee net investment income for the trailing twelve quarters exceeds the catch-up amount, the incentive fee shall equal 20% of the amount of the Company's pre-incentive fee net investment income for such trailing twelve quarters.

The Incentive Fee on Income as calculated is subject to a cap (the "Incentive Fee Cap"). The Incentive Fee Cap in any quarter is an amount equal to (a) 20% of the Cumulative Pre-Incentive Fee Net Return (as defined below) during the relevant trailing twelve quarters less (b) the aggregate Incentive Fees on Income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters (or portion thereof) comprising the relevant trailing twelve quarters.

(ii) Incentive Fee on Pre-Incentive Fee Net Income - effective January 1, 2023

Beginning on January 1, 2023, the Incentive Fee on pre-incentive fee net investment income will be determined and paid quarterly in arrears by calculating the amount by which (x) the aggregate amount of the pre-incentive fee net investment income with respect of the current calendar quarter and each of the eleven preceding calendar quarters (in either case, the "Trailing Twelve Quarters") exceeds (y) the preferred return amount in respect of the Trailing Twelve Quarters; provided, however, that the pre-incentive fee net investment income in respect of the current calendar quarter exceeds the multiple of (A) 1.75% and (B) the Company's net asset value at the beginning of such calendar quarter. For the purposes of the Incentive Fee calculations, each calendar quarter comprising the relevant Trailing Twelve Quarters that commenced prior to January 1, 2023 shall be known as a "Legacy Fee Quarter" while a calendar quarter that commenced on or after January 1, 2023 shall be known as a "Current Fee Quarter."

The preferred return amount will be determined on a quarterly basis, and will be calculated by summing the amounts obtained by multiplying 1.75% by the Company's net asset value at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The preferred return amount will be calculated after making appropriate adjustments to the Company's net asset value at the beginning of each applicable calendar quarter for Company capital issuances and distributions during the applicable calendar quarter.

(In thousands, except share and per share data)

The amount of the Incentive Fee on Income that will be paid to the Investment Adviser for a particular quarter will equal the excess of the incentive fee on pre-incentive fee net investment income, so calculated less the aggregate incentive fee on pre-incentive fee net investment income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters comprising the relevant Trailing Twelve Quarters.

The Company will pay the Investment Adviser an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

(1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income for the Trailing Twelve Quarters does not exceed the preferred return amount.

(2) 100% of our pre-incentive fee net investment income for the Trailing Twelve Quarters, if any, that exceeds the preferred return amount but is less than or equal to the catch-up amount, which shall be the sum of (i) the product of 2.1875% multiplied by the Company's net asset value at the beginning of each applicable Legacy Fee Quarter included in the relevant Trailing Twelve Quarters and (ii) the product of 2.1212% multiplied by the Company's net asset value at the beginning of each applicable Current Fee Quarter included in the relevant Trailing Twelve Quarters.

(3) for any quarter in which the Company’s pre-incentive fee net investment income for the Trailing Twelve Quarters exceeds the catch-up amount, the incentive fee shall equal 20.00% for each Legacy Fee Quarter and 17.50% otherwise of the amount of the Company’s pre-incentive fee net investment income for such Trailing Twelve Quarters, provided, however, that the incentive fee on income for any quarter shall not be greater than 20.00% or 17.50%, as applicable, of the amount of the Company's current quarter’s pre-incentive fee net investment income.

The Incentive Fee on Income as calculated is subject to the Incentive Fee Cap. The Incentive Fee Cap in any quarter is an amount equal to (a) 20% of the Cumulative Pre-Incentive Fee Net Return (as defined below) during the relevant Legacy Fee Quarters included in the relevant Trailing Twelve Quarters and 17.50% of the Cumulative Pre-Incentive Fee Net Return during the relevant Current Fee Quarters included in the relevant Trailing Twelve Quarters less (b) the aggregate Incentive Fees on Income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters (or portion thereof) comprising the relevant Trailing Twelve Quarters.

For this purpose, “Cumulative Pre-Incentive Fee Net Return” during the relevant trailing twelve quarters means (x) Pre-Incentive Fee Net Investment Income in respect of the trailing twelve quarters less (y) any Net Capital Loss, since April 1, 2018, in respect of the trailing twelve quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Company shall pay no Incentive Fee on Income to the Investment Adviser in that quarter. If, in any quarter, the Incentive Fee Cap is a positive value but is less than the Incentive Fee on Income calculated in accordance with the calculation described above, the Company shall pay the Investment Adviser the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap is equal to or greater than the Incentive Fee on Income calculated in accordance with the calculation described above, the Company shall pay the Investment Adviser the Incentive Fee on Income for such quarter.

“Net Capital Loss” in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in such period and (ii) aggregate capital gains, whether realized or unrealized, in such period.

B. Incentive Fee Based on Cumulative Net Realized Gains

Prior to January 1, 2023, the Incentive Fee on Capital Gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory management agreement). This fee shall equal 20.0% of the sum of the Company’s realized capital gains on a cumulative basis, calculated as of the end of each calendar year (or upon termination of investment advisory management agreement), computed net of all realized capital losses and unrealized capital depreciation on

(In thousands, except share and per share data)

a cumulative basis, less the aggregate amount of any Incentive Fees on Capital Gains previously paid to the Investment Adviser. The aggregate unrealized capital depreciation of the Company shall be calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company's portfolio as of the applicable calculation date and (b) the accreted or amortized cost basis of such investment.

Beginning on January 1, 2023, the Incentive Fee on Capital Gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory management agreement). This fee shall equal 17.50% of the sum of the Company's realized capital gains on a cumulative basis, calculated as of the end of each calendar year (or upon termination of investment advisory management agreement), computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any Incentive Fees on Capital Gains previously paid to the Investment Adviser. The aggregate unrealized capital depreciation of the Company shall be calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company's portfolio as of the applicable calculation date and (b) the accreted or amortized cost basis of such investment.

For accounting purposes only, we are required under GAAP to accrue a theoretical capital gains incentive fee based upon net realized capital gains and unrealized capital gain and loss on investments held at the end of each period. The accrual of this theoretical capital gains incentive fee assumes all unrealized capital gain and loss is realized in order to reflect a theoretical capital gains incentive fee that would be payable to the Investment Adviser at each measurement date. There was no accrual for theoretical capital gains incentive fee for the nine months ended December 31, 2022 and twelve months ended March 31, 2022. It should be noted that a fee so calculated and accrued would not be payable under the Investment Advisers Act of 1940 (the "Advisers Act") or the investment advisory management agreement, and would not be paid based upon such computation of capital gains incentive fees in subsequent periods. Amounts actually paid to the Investment Adviser will be consistent with the Advisers Act and formula reflected in the investment advisory management agreement which specifically excludes consideration of unrealized capital gain.

For the nine months ended December 31, 2022, and the years ended March 31, 2022 and 2021, respectively, the Company recognized $26,621, $36,142 and $36,434 of management fees, and $5,691, $11,681 and $0 of incentive fees before impact of waived fees. For the nine months ended December 31, 2022, and the years ended March 31, 2022 and 2021, respectively, no management fees were waived (as not applicable). For the nine months ended December 31, 2022, and the years ended March 31, 2022 and 2021, respectively, no incentive fees were waived.

As of December 31, 2022 and March 31, 2022, management and performance-based incentive fees payable were $9,060 and $9,912, respectively.

(In thousands, except share and per share data)

Fee Offset

On January 16, 2019, the Company and AIM entered into a fee offset agreement in connection with revenue realized by AIM and its affiliates for the management of certain aircraft assets. The Company will receive an offsetting credit against total incentive fees otherwise due to AIM under the investment advisory management agreement. The amount offset will initially be 20% of the management fee revenue earned and incentive fee revenue realized by AIM and its affiliates in connection with managing aircraft assets on related insurance balance sheets ("New Balance Sheet Investments"), new aircraft managed account capital ("New Managed Accounts") and new dedicated aircraft funds ("New Aircraft Funds"). Once the aggregate capital raised by the New Aircraft Funds or New Managed Accounts and capital invested by the New Balance Sheet Investments exceeds $3 billion cumulatively, the fee offset will step down to 10% of the amount of incremental management fee revenue earned and incentive fee revenue realized by AIM and its affiliates. The fee offset will be in place for seven years, however the incentive fees realized by AIM and its affiliates after this seven-year period from applicable investments that were raised or made within the seven-year period will also be used to offset incentive fees payable to AIM by the Company. The offset will be limited to the amount of incentive fee payable by the Company to AIM and any unapplied fee offset which exceeds the incentive fees payable in a given quarter will carry forward to be credited against the incentive fees payable by the Company in subsequent quarters.

For the nine months ended December 31, 2022, and years ended March 31, 2022 and 2021, respectively, management fee offset was $178, $247 and $25.

See **Note 13** for subsequent events relating to the Company's fee offset agreement with AIM.

Administration Agreement with AIA

The Company has also entered into an administration agreement with the Administrator (the "Administration Agreement") under which AIA provides administrative services for the Company. For providing these services, facilities and personnel, the Company reimburses the Administrator for the allocable portion of overhead and other expenses incurred by the Administrator and requested to be reimbursed by the Administrator in performing its obligations under the Administration Agreement. The expenses include rent and the Company's allocable portion of compensation and other related expenses for its Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer and their respective staffs. For the nine months ended December 31, 2022, and years ended March 31, 2022 and 2021, the Company recognized administrative services expense under the Administration Agreement of $4,188, $5,835 and $4,765, respectively. There was no payable to AIA and its affiliates for expenses paid on our behalf as of December 31, 2022 and March 31, 2022.

Administrative Service Expense Reimbursement

Merx Aviation Finance, LLC ("Merx"), a wholly-owned portfolio company of the Company, has entered into an administration agreement with the Administrator (the "Merx Administration Agreement") under which AIA provides administrative services to Merx and several Merx managed entities. For the nine months ended December 31, 2022, and years ended March 31, 2022 and 2021, respectively, the Company recognized administrative service expense reimbursements of $226, $300 and $300, respectively.

(In thousands, except share and per share data)

Debt Expense Reimbursements

The Company has also entered into debt expense reimbursement agreements with Merx and several other portfolio companies, which will reimburse the Company for reasonable out-of-pocket expenses incurred, including any interest, fees or other amounts incurred by the Company in connection with letters of credit issued on their behalf. For the nine months ended December 31, 2022, and years ended March 31, 2022 and 2021, respectively, the Company recognized debt expense reimbursements of $544, $43 and $62, respectively, under the debt expense reimbursement agreements.

Co-Investment Activity

We may co-invest on a concurrent basis with affiliates of ours, subject to compliance with applicable regulations and our allocation procedures. Certain types of negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the SEC permitting us to do so. On March 29, 2016, we received an exemptive order from the SEC, which was amended on January 10, 2023 (the "Order") permitting us greater flexibility to negotiate the terms of co-investment transactions with certain of our affiliates, including investment funds managed by AIM or its affiliates and Apollo proprietary accounts, subject to the conditions included therein. Under the terms of the Order, a "required majority" (as defined in Section 57(o) of the 1940 Act) of our independent directors must be able to reach certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our stockholders and is consistent with our Board of Directors' approved criteria. In certain situations where co-investment with one or more funds managed by AIM or its affiliates is not covered by the Order, the personnel of AIM or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on allocation policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.

As of December 31, 2022, the Company's co-investment holdings were 74% of the portfolio or $1,783,438, measured at fair value. On a cost basis, 69% of the portfolio or $1,797,140 were co-investments. As of March 31, 2022, the Company's co-investment holdings were 71% of the portfolio or $1,783,052, measured at fair value. On a cost basis, 65% of the portfolio or $1,780,779 were co-investments.

Merx Aviation

Effective January 16, 2019, Mr. Gary Rothschild, President and Chief Executive Officer of Merx, became an employee of Apollo Management Holdings, L.P. ("AMH"), an affiliate of the Company's investment adviser. Mr. Rothschild also retained his role as the President and Chief Executive Officer of Merx.

Effective January 16, 2019, Merx entered into a series of service arrangements with affiliates of AGM. Under a servicing agreement with Apollo Capital Management, L.P., Merx serves as technical servicer to aircraft clients of ACM and its affiliates. Under a research support agreement with ACM, Merx employees assist ACM with technical due-diligence and underwriting of new aircraft-related investment opportunities. Under a technical support agreement, Merx and AMH share the services of Mr. Gary Rothschild, who is the President and Chief Executive Officer of Merx and an employee of AMH.

On April 1, 2020, $105,300 of the Merx first lien secured revolver held by the Company was converted into common equity. In addition, the interest rate on the revolver was lowered from 12% to 10%.

(In thousands, except share and per share data)

On July 1, 2021, $84,500 of the Merx common equity held by the Company was converted into the Merx first lien secured revolver.

On September 1, 2022, $110,700 of the Merx first lien secured revolver held by the Company was converted into common equity. The balance of the Merx revolver as of December 31, 2022 was $150,000.

Note 5. Earnings Per Share

The following table sets forth the computation of earnings (loss) per share ("EPS"), pursuant to ASC 260-10, for the nine months ended December 31, 2022, and the twelve months ended March 31, 2022 and 2021, respectively,

	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022	Twelve Months Ended March 31, 2021
Basic Earnings Per Share			
Net increase (decrease) in net assets resulting from operations	$ 22,940	$ 82,364	$ 111,861
Weighted average shares outstanding	64,585,966	64,516,533	65,259,176
Basic earnings (loss) per share	$ 0.36	$ 1.28	$ 1.71

Note 6. Investments

Fair Value Measurement and Disclosures

The following table shows the composition of our investment portfolio as of December 31, 2022, with the fair value disaggregated into the three levels of the fair value hierarchy in accordance with ASC 820:

			Fair Value Hierarchy		
	Cost	Fair Value	Level 1	Level 2	Level 3
First Lien Secured Debt	$ 2,150,973	$ 2,130,309	$ —	$ —	$ 2,130,309
Second Lien Secured Debt	105,731	70,919	—	—	70,919
Unsecured Debt	50	50	—	—	50
Structured Products and Other	16,998	9,413	—	—	9,413
Preferred Equity	40,530	35,557	—	—	35,557
Common Equity/Interests	292,503	151,398	1,761	323	149,314
Warrants	389	474	—	—	474
Total Investments	$ 2,607,174	$ 2,398,120	$ 1,761	$ 323	$ 2,396,036

The following table shows the composition of our investment and derivative portfolio as of March 31, 2022, with the fair value disaggregated into the three levels of the fair value hierarchy in accordance with ASC 820:

			Fair Value Hierarchy		
	Cost	Fair Value	Level 1	Level 2	Level 3
First Lien Secured Debt	$ 2,261,481	$ 2,259,506	$ —	$ —	$ 2,259,506
Second Lien Secured Debt	116,073	97,844	—	—	97,844
Structured Products and Other	16,998	10,038	—	—	10,038
Preferred Equity	41,152	30,162	—	—	30,162
Common Equity/Interests	309,990	125,524	1,230	—	124,294
Warrants	135	99	—	—	99
Total Investments	$ 2,745,829	$ 2,523,173	$ 1,230	$ —	$ 2,521,943

(In thousands, except share and per share data)

The following table shows changes in the fair value of our Level 3 investments for the nine months ended December 31, 2022:

	First Lien Secured Debt (2)	Second Lien Secured Debt (2)	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/ Interests	Warrants	Total
Fair value as of March 31, 2022	$2,259,506	$ 97,844	$ —	$ 10,038	$ 30,162	$ 124,294	$ 99	$2,521,943
Net realized gains (losses)	(791)	(27)	—	—	—	(68,694)	—	(69,512)
Net change in unrealized gains (losses)	(18,690)	(16,582)	—	(625)	6,164	42,713	121	13,101
Net amortization on investments	11,881	2,873	—	—	—	—	—	14,754
Purchases, including capitalized PIK (3)	501,950	204	50	—	1,280	138,067	254	641,805
Sales (3)	(625,264)	(11,676)	—	—	(2,049)	(86,714)	—	(725,703)
Transfers out of Level 3 (1)	1,717	(1,717)	—	—	—	(352)	—	(352)
Transfers into Level 3 (1)	—	—	—	—	—	—	—	—
Fair value as of December 31, 2022	$2,130,309	$ 70,919	$ 50	$ 9,413	$ 35,557	$ 149,314	$ 474	$2,396,036
Net change in unrealized gains (losses) on Level 3 investments still held as of December 31, 2022	$ (17,540)	$(17,835)	$ —	$ (625)	$ 9,103	$ (30,939)	$ 122	$ (57,714)

(1) Transfers out of Level 3 are due to an increase in the quantity and reliability of broker quotes obtained and transfers into Level 3 are due to a decrease in the quantity and reliability of broker quotes obtained as assessed by the Investment Adviser. Transfers are assumed to have occurred at the end of the period. There were no transfers between Level 1 and Level 2 fair value measurements during the period shown.

(2) Includes unfunded commitments measured at fair value of $(2,479).

(3) Includes reorganizations and restructuring of investments.

The following table shows changes in the fair value of our Level 3 investments during the twelve months ended March 31, 2022:

	First Lien Secured Debt (2)	Second Lien Secured Debt (2)	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/ Interests	Warrants	Total
Fair value as of March 31, 2021	$1,907,807	$ 237,609	$ 22,000	$ 11,289	$ 22,537	$ 245,830	$ 1,595	$ 2,448,667
Net realized gains (losses)	(42,356)	(20,440)	25	—	—	696	—	(62,075)
Net change in unrealized gains (losses)	85,621	23,598	—	(1,437)	7,177	(69,675)	(1,420)	43,864
Net amortization on investments	18,725	2,188	—	—	—	—	—	20,913
Purchases, including capitalized PIK (3)	1,233,100	2,442	—	186	448	49,057	—	1,285,233
Sales (3)	(932,673)	(147,553)	(22,025)	—	—	(102,004)	(76)	(1,204,331)
Transfers out of Level 3 (1)	(10,718)	—	—	—	—	—	—	(10,718)
Transfers into Level 3 (1)	—	—	—	—	—	390	—	390
Fair value as of March 31, 2022	$2,259,506	$ 97,844	$ —	$ 10,038	$ 30,162	$ 124,294	$ 99	$ 2,521,943
Net change in unrealized gains (losses) on Level 3 investments still held as of March 31, 2022	$ 7,385	$ 1,425	$ —	$ (1,429)	$ 7,177	$ (34,834)	$ (4)	$ (20,280)

(In thousands, except share and per share data)

(1) Transfers out of Level 3 are due to an increase in the quantity and reliability of broker quotes obtained and transfers into Level 3 are due to a decrease in the quantity and reliability of broker quotes obtained as assessed by the Investment Adviser. Transfers are assumed to have occurred at the end of the period. There were no transfers between Level 1 and Level 2 fair value measurements during the period shown.

(2) Includes unfunded commitments measured at fair value of $(2,091).

(3) Includes reorganizations and restructuring of investments.

The following tables summarize the significant unobservable inputs the Company used to value its investments categorized within Level 3 as of December 31, 2022 and March 31, 2022. In addition to the techniques and inputs noted in the tables below, according to our valuation policy we may also use other valuation techniques and methodologies when determining our fair value measurements. The below tables are not intended to be all-inclusive, but rather provide information on the significant unobservable inputs as they relate to the Company's determination of fair values.

The unobservable inputs used in the fair value measurement of our Level 3 investments as of December 31, 2022 were as follows:

		Quantitative Information about Level 3 Fair Value Measurements				
Asset Category	**Fair Value**	**Valuation Techniques/Methodologies**	**Unobservable Input**	**Range**		**Weighted Average (1)**
First Lien Secured Debt	$ 150,000	Discounted Cash Flow	Discount Rate	11.4%	12.0%	12.0%
		Residual Value	Residual Value	N/A	N/A	N/A
	69,333	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	2,539	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
	1,908,437	Yield Analysis	Discount Rate	7.1%	52.8%	12.0%
Second Lien Secured Debt	6,429	Market Comparable Technique	Comparable Multiple	11.0x	11.0x	11.0x
	1,402	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
	62,849	Yield Analysis	Discount Rate	13.3%	23.1%	15.5%
	239	Sale Proceeds	Sale Proceeds	N/A	N/A	N/A
Structured Products and Other	9,413	Yield Analysis	Discount Rate	12.3%	12.3%	12.3%
Preferred Equity	33,183	Market Comparable Technique	Comparable Multiple	2.1x	19.3x	13.4x
	1,961	Option Pricing Model	Expected Volatility	90.0%	90.0%	90.0%
	250	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	11	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
	78	Residual Value	Residual Value	N/A	N/A	N/A
	74	Yield Analysis	Discount Rate	12.5%	12.5%	12.5%
Common Equity/Interests	111,446	Discounted Cash Flow	Discount Rate	11.4%	11.4%	11.4%
		Residual Value	Residual Value	N/A	N/A	N/A
	11,996	Market Comparable Technique	Comparable Multiple	6.5x	36.5x	13.3x
	190	Option Pricing Model	Expected Volatility	35.0%	90.0%	35.0%
	4,256	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	—	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
	449	Yield Analysis	Discount Rate	12.5%	12.5%	12.5%
	20,977	Sale Proceeds	Sale Proceeds	N/A	N/A	N/A
Warrants	474	Option Pricing Model	Expected Volatility	50.0%	50.0%	50.0%
Unsecured Debt	50	Recent Transaction	Recent Transaction	N/A	N/A	N/A
Total Level 3 Investments	$ 2,396,036					

(In thousands, except share and per share data)

(1) The weighted average information is generally derived by assigning each disclosed unobservable input a proportionate weight based on the fair value of the related investment. For the commodity price unobservable input, the weighted average price is an undiscounted price based upon the estimated production level from the underlying reserves.

The unobservable inputs used in the fair value measurement of our Level 3 investments as of March 31, 2022 were as follows:

		Quantitative Information about Level 3 Fair Value Measurements				
Asset Category	**Fair Value**	**Valuation Techniques/Methodologies**	**Unobservable Input**	**Range**		**Weighted Average (1)**
First Lien Secured Debt	$ 275,000	Discounted Cash Flow	Discount Rate	12.0%	12.0%	12.0%
		Residual Value	Residual Value	N/A	N/A	N/A
	62,975	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	558	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
	28,798	Recovery Analysis	Sale Proceeds	N/A	N/A	N/A
	1,892,175	Yield Analysis	Discount Rate	5.1%	52.3%	8.9%
Second Lien Secured Debt	5,657	Market Comparable Technique	Comparable Multiple	12.3x	12.3x	12.3x
	6,444	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
	85,743	Yield Analysis	Discount Rate	6.9%	19.1%	13.0%
Structured Products and Other	10,038	Discounted Cash Flow	Discount Rate	9.8%	9.8%	9.8%
Preferred Equity	355	Discounted Cash Flow	Discount Rate	10.0%	10.0%	10.0%
	24,741	Market Comparable Technique	Comparable Multiple	0.1x	22.8x	14.4x
	4,988	Option Pricing Model	Expected Volatility	80.0%	80.0%	80.0%
	78	Residual Value	Residual Value	N/A	N/A	N/A
	—	Yield Analysis	Discount Rate	52.3%	52.3%	52.3%
Common Equity/Interests	613	Discounted Cash Flow	Discount Rate	10.0%	52.3%	10.0%
	57,782	Discounted Cash Flow	Discount Rate	10.1%	11.0%	10.6%
		Residual Value	Residual Value	N/A	N/A	N/A
	14,766	Market Comparable Technique	Comparable Multiple	0.1x	20.9x	10.9x
	42,331	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	—	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
	7,762	Recovery Analysis	Sale Proceeds	N/A	N/A	N/A
	85	Market Comparable Technique	Comparable Multiple	22.8x	22.8x	22.8x
		Option Pricing Model	Expected Volatility	30.0%	30.0%	30.0%
	325	N/A - Public	N/A - Public	N/A	N/A	N/A
	630	Sale Proceeds	Sale Proceeds	N/A	N/A	N/A
Warrants	99	Option Pricing Model	Expected Volatility	60.0%	60.0%	60.0%
Total Level 3 Investments	$ 2,521,943					

(1) The weighted average information is generally derived by assigning each disclosed unobservable input a proportionate weight based on the fair value of the related investment. For the commodity price unobservable input, the weighted average price is an undiscounted price based upon the estimated production level from the underlying reserves.

(In thousands, except share and per share data)

The significant unobservable inputs used in the fair value measurement of the Company's debt and equity securities are primarily earnings before interest, taxes, depreciation and amortization ("EBITDA") comparable multiples and market discount rates. The Company typically uses EBITDA comparable multiples on its equity securities to determine the fair value of investments. The Company uses market discount rates for debt securities to determine if the effective yield on a debt security is commensurate with the market yields for that type of debt security. If a debt security's effective yield is significantly less than the market yield for a similar debt security with a similar credit profile, the resulting fair value of the debt security may be lower. For certain investments where fair value is derived based on a recovery analysis, the Company uses underlying commodity prices from third party market pricing services to determine the fair value and/or recoverable amount, which represents the proceeds expected to be collected through asset sales or liquidation. Further, for certain investments, the Company also considered the probability of future events which are not in management's control. Significant increases or decreases in any of these inputs in isolation would result in a significantly lower or higher fair value measurement. The significant unobservable inputs used in the fair value measurement of the structured products include the discount rate applied in the valuation models in addition to default and recovery rates applied to projected cash flows in the valuation models. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of an investment; conversely decreases in the discount rate can significantly increase the fair value of an investment. The discount rate is determined based on the market rates an investor would expect for a similar investment with similar risks. For certain investments such as warrants, the Company may use an option pricing technique, of which the applicable method is the Black-Scholes Option Pricing Method ("BSM"), to perform valuations. The BSM is a model of price variation over time of financial instruments, such as equity, that is used to determine the price of call or put options. Various inputs are required but the primary unobservable input into the BSM model is the underlying asset volatility.

Investment Transactions

For the nine months ended December 31, 2022, and years ended March 31, 2022 and 2021, respectively, purchases of investments on a trade date basis were $499,632, $1,140,849 and $617,096. For the nine months ended December 31, 2022, and the years ended March 31, 2022 and 2021, respectively, sales and repayments (including prepayments and unamortized fees) of investments on a trade date basis were $586,557, $1,074,927 and $997,924.

PIK Income

The Company holds loans and other investments, including certain preferred equity investments, that have contractual PIK income. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date. For the nine months ended December 31, 2022, and the twelve months ended March 31, 2022 and 2021, respectively, PIK income earned was $2,662, $4,075 and $6,506.

The following table shows the change in capitalized PIK balance for the nine months ended December 31, 2022, and the twelve months ended March 31, 2022 and 2021:

	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022	Twelve Months Ended March 31, 2021
PIK balance at beginning of period	$ 39,227	$ 41,947	$ 37,481
PIK income capitalized	2,154	4,318	6,774
Adjustments due to investments exited or written off	(19,848)	(7,038)	—
PIK income received in cash	—	—	(2,308)
PIK balance at end of period	$ 21,533	$ 39,227	$ 41,947

(In thousands, except share and per share data)

Dividend Income on CLOs

The Company holds structured products and other investments. The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The Company records as dividend income the accretable yield from its beneficial interests in structured products such as CLOs based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. For the nine months ended December 31, 2022, and the twelve months ended March 31, 2022 and 2021, respectively, dividend income from structured products was $718, $1,290 and $1,308.

Investments on Non-Accrual Status

As of December 31, 2022, 1.9% of total investments at amortized cost, or 0.4% of total investments at fair value, were on non-accrual status. As of March 31, 2022, 1.3% of total investments at amortized cost, or 0.6% of total investments at fair value, were on non-accrual status.

Unconsolidated Significant Subsidiaries

Our investments are generally in small and mid-sized companies in a variety of industries. In accordance with Rules 3-09 and 4-08(g) of Regulation S-X ("Rule 3-09" and "Rule 4-08(g)," respectively), we must determine which of our unconsolidated controlled portfolio companies are considered "significant subsidiaries," if any. In evaluating these investments, Rule 1-02(w)(2) of Regulation S-X stipulates two tests to be utilized by a business development company to determine if any of our controlled investments are considered significant subsidiaries for financial reporting purposes: the investment test and the income test. Rule 3-09 requires separate audited financial statements of an unconsolidated majority owned subsidiary in an annual report if any of the tests exceed the thresholds noted in Rule 1-02(w)(2) whereas Rule 4-08(g) only requires summarized financial information in an annual/quarterly report if the thresholds are exceeded.

As of December 31, 2022, our investments in Merx Aviation Finance LLC and ChyronHego Corporation exceeded the threshold in at least one of the tests under Rule 4-08(g). Accordingly, summarized financial information is presented below for unconsolidated significant subsidiaries.

(In thousands, except share and per share data)

Merx Aviation Finance, LLC

Merx Aviation Finance, LLC and its subsidiaries (collectively, "Merx") are principally engaged in acquiring and leasing commercial aircraft to airlines. Their focus is on current generation aircraft, held either domestically or internationally. Merx may acquire fleets of aircraft primarily through securitized, non-recourse debt or individual aircraft. Merx may outsource its aircraft servicing requirements to third parties that have the global staff and expertise necessary to complete such tasks. The audited financial statements of Merx Aviation Finance, LLC for the years ended March 31, 2022 and 2021 are attached to this Transition Report on Form 10-KT.

Balance Sheet

	December 31, 2022
Total current assets	$ 98,139
Total non-current assets	1,115,920
Total current liabilities	47,651
Total non-current liabilities	1,114,974
Member's equity	51,434

Income Statement

	Nine Months Ended December 31, 2022
Net revenue	$ 104,842
Net operating income	13,224
Earnings (loss) before taxes	(6,825)
Net profit/(loss)	(6,851)

ChyronHego Corporation

ChyronHego Corporation provides broadcast graphics creation, play-out and real-time data visualization for live television, news and sports production. It was founded in 1966 and is headquartered in Melville, New York.

Balance Sheet

	December 31, 2022
Total current assets	$ 18,274
Total non-current assets	76,460
Total current liabilities	14,119
Total non-current liabilities	108,031
Shareholders' equity (deficit)	(27,416)

Income Statement

	Twelve Months Ended December 31, 2022
Net revenue	$ 44,524
Net operating income	(2,682)
Earnings (loss) before taxes	(8,920)
Net profit/(loss)	(8,971)

(In thousands, except share and per share data)

Note 7. Debt and Foreign Currency Transactions and Translations

On April 4, 2018, the Company's Board of Directors, including a "required majority" (as defined in Section 57(o) of the Investment Company Act of 1940, as amended) of the Board, approved the application of the modified asset coverage requirements set forth in Section 61(a)(2) of the Investment Company Act of 1940. As a result, effective on April 4, 2019, our asset coverage requirement applicable to senior securities was reduced from 200% to 150% (the regulatory leverage limitation permits BDCs to double the amount of borrowings, such that we would be able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us).

The Company's outstanding debt obligations as of December 31, 2022 were as follows:

	Date Issued/ Amended	Total Aggregate Principal Amount Committed		Principal Amount Outstanding		Fair Value		Final Maturity Date
Senior Secured Facility	12/22/2020	$ 1,763,829	**	$ 1,012,503	* (1)	$ 1,012,503	(1)	12/22/2025
2025 Notes	3/3/2015	350,000		350,000	(2)	333,002	(2)	3/3/2025
2026 Notes	7/16/2021	125,000		125,000	(2)	110,254	(2)	7/16/2026
Total Debt Obligations		$ 2,238,829		$ 1,487,503		$ 1,455,759		
Deferred Financing Costs and Debt Discount				(4,109)				
Total Debt Obligations, net of Deferred Financing Cost and Debt Discount				$ 1,483,394				

* Includes foreign currency debt obligations as outlined in *Foreign Currency Transactions and Translations* within this note to the financial statements.

** Prior to November 19, 2022, total lender commitments were $1,810,000. As of December 31, 2022, total lender commitments were $1,763,829 and will decrease to $1,705,000 by no later than November 19, 2023 as non-extending lending commitments are paid down.

(1) The fair value of these debt obligations would be categorized as Level 3 under ASC 820 as of December 31, 2022. The valuation is based on a yield analysis and discount rate commensurate with the market yields for similar types of debt.

(2) The fair value of these debt obligations would be categorized as Level 2 under ASC 820 as of December 31, 2022. The valuation is based on broker quoted prices.

The Company's outstanding debt obligations as of March 31, 2022 were as follows:

	Date Issued/ Amended	Total Aggregate Principal Amount Committed		Principal Amount Outstanding		Fair Value		Final Maturity Date
Senior Secured Facility	12/22/2020	$ 1,810,000	**	$ 1,080,468	* (1)	$ 1,080,468	(1)	12/22/2025
2025 Notes	3/3/2015	350,000		350,000	(2)	350,399	(2)	3/3/2025
2026 Notes	7/16/2021	125,000		125,000	(2)	117,687	(2)	7/16/2026
Total Debt Obligations		$ 2,285,000		$ 1,555,468		$ 1,548,554		
Deferred Financing Costs and Debt Discount				$ (4,860)				
Total Debt Obligations, net of Deferred Financing Cost and Debt Discount				$ 1,550,608				

(In thousands, except share and per share data)

* Includes foreign currency debt obligations as outlined in *Foreign Currency Transactions and Translations* within this note to the financial statements.

** Prior to November 19, 2022, total lender commitments were $1,810,000. As of December 31, 2022, total lender commitments were $1,763,829 and will decrease to $1,705,000 by no later than November 19, 2023 as non-extending lender commitments are paid down.

(1) The fair value of these debt obligations would be categorized as Level 3 under ASC 820 as of March 31, 2022. The valuation is based on a yield analysis and discount rate commensurate with the market yields for similar types of debt.

(2) The fair value of these debt obligations would be categorized as Level 2 under ASC 820 as of March 31, 2022. The valuation is based on broker quoted prices.

Senior Secured Facility

On December 22, 2020, the Company amended and restated its senior secured, multi-currency, revolving credit facility (the "Senior Secured Facility"), previously amended and restated as of November 19, 2018. Prior to November 19, 2022, total lender commitments were $1,810,000. As of December 31, 2022, total lender commitments were $1,763,829 and will decrease to $1,705,000 by no later than November 19, 2023 as non-extending lending commitments are paid down. The amended and restated agreement extended the final maturity date through December 22, 2025, and includes an accordion provision which allows the Company to increase the total commitments under the existing revolving facility up to an aggregate principal amount of $2,715,000 from new or existing lenders on the same terms and conditions as the existing commitments. The Senior Secured Facility is secured by substantially all of the assets in the Company's portfolio, including cash and cash equivalents. Commencing December 22, 2024, the Company is required to repay, in twelve consecutive monthly installments of equal size, the outstanding amount under the Senior Secured Facility as of December 22, 2024. In addition, the stated interest rate on the facility remains as a formula-based calculation based on a minimum borrowing base, resulting in a stated interest rate, depending on the type of borrowing, of (a) either LIBOR plus 1.75% per annum or LIBOR plus 2.00% per annum, or (b) either Alternate Base Rate plus 0.75% per annum or Alternate Base Rate plus 1% per annum. As of December 31, 2022, the stated interest rate on the facility was LIBOR plus 2.00% or the Sterling Overnight Index Average ("SONIA") plus 2.00%. The Company is required to pay a commitment fee of 0.375% per annum on any unused portion of the Senior Secured Facility and participation fees and fronting fees of up to 2.25% per annum on the letters of credit issued.

The Senior Secured Facility contains affirmative and restrictive covenants, events of default and other customary provisions for similar debt facilities, including: (a) periodic financial reporting requirements, (b) maintaining minimum stockholders' equity of the greater of (i) 30% of the total assets of the Company and its consolidated subsidiaries as of the last day of any fiscal quarter and (ii) the sum of (A) $705,000 plus (B) 25% of the net proceeds from the sale of equity interests in the Company after the closing date of the Senior Secured Facility, (c) maintaining a ratio of total assets, less total liabilities (other than indebtedness) to total indebtedness, in each case of the Company and its consolidated subsidiaries, of not less than 1.5:1.0, (d) limitations on the incurrence of additional indebtedness, including a requirement to meet a certain minimum liquidity threshold before the Company can incur such additional debt, (e) limitations on liens, (f) limitations on investments (other than in the ordinary course of the Company's business), (g) limitations on mergers and disposition of assets (other than in the normal course of the Company's business activities), (h) limitations on the creation or existence of agreements that permit liens on properties of the Company's consolidated subsidiaries and (i) limitations on the repurchase or redemption of certain unsecured debt and debt securities. In addition to the asset coverage ratio described in clause (c) of the preceding sentence, borrowings under the Senior Secured Facility (and the incurrence of certain other permitted debt) are subject to compliance with a borrowing base that applies different advance rates to different types of assets in the Company's portfolio. The advance rate applicable to any specific type of asset in the Company's portfolio will also depend on the relevant asset coverage ratio as of the date of determination. Borrowings under the Senior Secured Facility will also continue to be subject to the leverage restrictions contained in the Investment Company Act of 1940, as amended.

(In thousands, except share and per share data)

The Senior Secured Facility also provides for the issuance of letters of credit up to an aggregate amount of $150,000. As of December 31, 2022 and March 31, 2022, the Company had $37,692 and 26,877, respectively, in standby letters of credit issued through the Senior Secured Facility. The amount available for borrowing under the Senior Secured Facility is reduced by any standby letters of credit issued through the Senior Secured Facility. Under GAAP, these letters of credit are considered commitments because no funding has been made and as such are not considered a liability. These letters of credit are not senior securities because they are not in the form of a typical financial guarantee and the portfolio companies are obligated to refund any drawn amounts. The available remaining capacity under the Senior Secured Facility was $713,634 and $702,655 as of December 31, 2022 and March 31, 2022, respectively. Terms used in this disclosure have the meanings set forth in the Senior Secured Facility agreement.

Senior Unsecured Notes

2025 Notes

On March 3, 2015, the Company issued $350,000 aggregate principal amount of senior unsecured notes for net proceeds of $343,650 (the “2025 Notes”). The 2025 Notes will mature on March 3, 2025. Interest on the 2025 Notes is due semi-annually on March 3 and September 3, at an annual rate of 5.25%, commencing on September 3, 2015. The 2025 Notes are general, unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness.

2026 Notes

On July 16, 2021, the Company issued $125,000 aggregate principal amount of general unsecured notes for net proceeds of $122,965 (the “2026 Notes”). The 2026 Notes will mature on July 16, 2026. Interest on the 2026 Notes is due semi-annually on January 16 and July 16, at an annual rate of 4.50%, commencing on January 16, 2022. The 2026 Notes are general, unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness.

The following table summarizes the average and maximum debt outstanding, and the interest and debt issuance cost for the nine months ended December 31, 2022, and the twelve months ended March 31, 2022 and 2021, respectively,

	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022	Twelve Months Ended March 31, 2021
Average debt outstanding	$ 1,546,037	$ 1,545,227	$ 1,632,308
Maximum amount of debt outstanding	1,669,385	1,633,723	1,818,920
Weighted average annualized interest cost (1)	4.68%	3.18%	3.04%
Annualized amortized debt issuance cost	0.37%	0.38%	0.35%
Total annualized interest cost	5.05%	3.56%	3.39%

(1) Includes the stated interest expense and commitment fees on the unused portion of the Senior Secured Facility. Commitment fees for the nine months ended December 31, 2022, and the twelve months ended March 31, 2022 and 2021, respectively, were $1,990, 2,648 and $1,983 respectively.

(In thousands, except share and per share data)

Foreign Currency Transactions and Translations

The Company had the following foreign-denominated debt outstanding on the Senior Secured Facility as of December 31, 2022:

	Original Principal Amount (Local)	Original Principal Amount (USD)	Principal Amount Outstanding	Unrealized Gain/(Loss)	Reset Date
British Pound	£ 41,000	$ 51,037	$ 49,540	$ 1,497	1/30/2023
Total		$ 51,037	$ 49,540	$ 1,497	

The Company had the following foreign-denominated debt outstanding on the Senior Secured Facility as of March 31, 2022:

	Original Principal Amount (Local)	Original Principal Amount (USD)	Principal Amount Outstanding	Unrealized Gain/(Loss)	Reset Date
British Pound	£ 41,000	$ 51,037	$ 53,866	$ (2,829)	4/29/2022
Australian Dollar	A$ 6,200	4,543	4,639	(96)	4/29/2022
Total		$ 55,580	$ 58,505	$ (2,925)	

As of December 31, 2022 and March 31, 2022, the Company was in compliance with all debt covenants for all outstanding debt obligations.

(In thousands, except share and per share data)

Note 8. Stockholders' Equity

As described in more detail below, the Fund issued approximately $30,000 of common stock during the nine months ended December 31, 2022 and did not conduct any equity offerings during the twelve months ended March 31, 2022.

The Company adopted the following plans, approved by the Board of Directors, for the purpose of repurchasing its common stock in accordance with applicable rules specified in the Securities Exchange Act of 1934 (the "1934 Act") (the "Repurchase Plans"):

Date of Agreement/Amendment	Maximum Cost of Shares That May Be Repurchased	Cost of Shares Repurchased	Remaining Cost of Shares That May Be Repurchased
August 5, 2015	$ 50,000	$ 50,000	$ —
December 14, 2015	50,000	50,000	—
September 14, 2016	50,000	50,000	—
October 30, 2018	50,000	50,000	—
February 6, 2019	50,000	45,809	4,191
February 3, 2022	25,000	—	25,000
Total as of December 31, 2022	$ 275,000	$ 245,809	$ 29,191

The Repurchase Plans were designed to allow the Company to repurchase its shares both during its open window periods and at times when it otherwise might be prevented from doing so under applicable insider trading laws or because of self-imposed trading blackout periods. A broker selected by the Company will have the authority under the terms and limitations specified in an agreement with the Company to repurchase shares on the Company's behalf in accordance with the terms of the Repurchase Plans. Repurchases are subject to SEC regulations as well as certain price, market volume and timing constraints specified in the Repurchase Plans. Pursuant to the Repurchase Plans, the Company may from time to time repurchase a portion of its shares of common stock and the Company is hereby notifying stockholders of its intention as required by applicable securities laws.

(In thousands, except share and per share data)

Under the Repurchase Plans described above, the Company allocated the following amounts to be repurchased in accordance with SEC Rule 10b5-1 (the "10b5-1 Repurchase Plans"):

Effective Date	Termination Date	Amount Allocated to 10b5-1 Repurchase Plans
September 15, 2015	November 5, 2015	$ 5,000
January 1, 2016	February 5, 2016	10,000
April 1, 2016	May 19, 2016	5,000
July 1, 2016	August 5, 2016	15,000
September 30, 2016	November 8, 2016	20,000
January 4, 2017	February 6, 2017	10,000
March 31, 2017	May 19, 2017	10,000
June 30, 2017	August 7, 2017	10,000
October 2, 2017	November 6, 2017	10,000
January 3, 2018	February 8, 2018	10,000
June 18, 2018	August 9, 2018	10,000
September 17, 2018	October 31, 2018	10,000
December 12, 2018	February 7, 2019	10,000
February 25, 2019	May 17, 2019	25,000
March 18, 2019	May 17, 2019	10,000
June 4, 2019	August 7, 2019	25,000
June 17, 2019	August 7, 2019	20,000
September 16, 2019	November 6, 2019	20,000
December 6, 2019	February 5, 2020	25,000
December 16, 2019	February 5, 2020	15,000
March 12, 2020	March 19, 2020	20,000
March 30, 2021	May 21, 2021	10,000
June 16, 2021	November 5, 2021	10,000
December 16, 2021	August 3, 2022	5,000
December 27, 2022	February 22, 2023	10,000

During the nine months ended December 31, 2022, the Company repurchased 128,522 shares at a weighted average price per share of $12.74, inclusive of commissions, for a total cost of $1,638. This represents a discount of approximately 17.59% of the average net asset value per share for the nine months ended December 31, 2022.

During the twelve months ended March 31, 2022, the Company repurchased 1,611,936 shares at a weighted average price per share of $13.09, inclusive of commissions, for a total cost of $21,100. This represents a discount of approximately 18.02% of the average net asset value per share for the twelve months ended March 31, 2022.

Since the inception of the Repurchase Plans through December 31, 2022, the Company repurchased 15,395,036 shares at a weighted average price per share of $15.97, inclusive of commissions, for a total cost of $245,809. Including fractional shares, the Company has repurchased 15,395,066 shares at a weighted average price per share of $15.97, inclusive of commissions for a total cost of $245,809.

On October 30, 2018, the Company's Board of Directors approved a one-for-three reverse stock split of the Company's common stock which was effective as of the close of business on November 30, 2018. The Company's common stock began trading on a split-adjusted basis on December 3, 2018. The fractional shares that resulted from the Reverse Stock Split were approximately 29 shares and they were canceled by paying cash in lieu of the fair value.

(In thousands, except share and per share data)

On July 22, 2019, the Board of Directors approved Articles of Amendment which amended the Company's charter to reduce the amount of authorized capital stock from 400,000,000 shares, par value $0.001 per share, to 130,000,000 shares, par value $0.001 per share. The Articles of Amendment were accepted for record by the Department of Assessments and Taxation of the State of Maryland on July 22, 2019 and immediately became effective.

On August 2, 2022, the Company entered into a share subscription agreement ("Purchase Agreement") with MFIC Holdings, LP, a subsidiary of MidCap FinCo Designated Activity Company (together with its subsidiaries, "MidCap"), a middle-market specialty finance firm discretionarily managed by an affiliate of the Company's investment adviser, in connection with the issuance and sale of the Company's common stock, par value $0.001 per share (the "Offering"). Pursuant to the Purchase Agreement, the Company issued 1,932,641 shares of its common stock at a purchase price of $15.52 per share, the net asset value per share of the Company's common stock as of June 30, 2022. The total proceeds of the offering excluding expenses was approximately $30,000,000. The shares will be subject to a two-year lock-up period. MidCap agreed to bear any expenses that the Company may incur in connection with the offering of its shares of common stock in connection with the Offering greater than $300,000.

Note 9. Commitments and Contingencies

The Company has various commitments to fund various revolving and delayed draw senior secured and subordinated loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. As of December 31, 2022 and March 31, 2022, the Company had the following unfunded commitments to its portfolio companies:

	December 31, 2022	March 31, 2022
Unfunded revolver obligations and bridge loan commitments (1)	$ 158,193	$ 182,645
Standby letters of credit issued and outstanding (2)	42,893	31,188
Unfunded delayed draw loan commitments (including commitments with performance thresholds not met) (3)	198,750	272,787
Total Unfunded Commitments (4)	$ 399,836	$ 486,620

(1) The unfunded revolver obligations may or may not be funded to the borrowing party in the future. The amounts relate to loans with various maturity dates, but the entire amount was eligible for funding to the borrowers as of December 31, 2022 and March 31, 2022, subject to the terms of each loan's respective credit agreements which includes borrowing covenants that need to be met prior to funding. As of December 31, 2022 and March 31, 2022, the bridge loan commitments included in the balances were $0 and $0, respectively.

(2) For all these letters of credit issued and outstanding, the Company would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations. None of the letters of credit issued and outstanding are recorded as a liability on the Company's Statements of Assets and Liabilities as such letters of credit are considered in the valuation of the investments in the portfolio company.

(3) The Company's commitment to fund delayed draw loans is triggered upon the satisfaction of certain pre-negotiated terms and conditions which can include covenants to maintain specified leverage levels and other related borrowing base covenants. For commitments to fund delayed draw loans with performance thresholds, borrowers are required to meet certain performance requirements before the Company is obligated to fulfill these commitments.

(4) The Company also had an unfunded revolver commitment to its fully controlled affiliate Merx Aviation Finance, LLC of $50,000 and $25,000 as of December 31, 2022 and March 31, 2022, respectively. Given the Company's controlling interest, the timing and the amount of the funding has not been determined.

(In thousands, except share and per share data)

Note 10. Income Taxes

For income tax purposes, distributions made to stockholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. The final determination of the tax character of distributions will not be made until we file our tax return for each tax year and the tax characteristics of all distributions will be reported to stockholders on Form 1099 after the end of each calendar year. The tax character of distributions paid to stockholders during the tax periods ended December 31, 2022, March 31, 2022 and March 31, 2021 were as follows:

	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022	Twelve Months Ended March 31, 2021
Ordinary income	$ 68,028	$ 92,762	$ 99,846
Capital gains	—	—	—
Return of capital	—	—	—
Total distributions paid to stockholders	$ 68,028	$ 92,762	$ 99,846

Taxable income generally differs from net increase in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized.

The following table reconciles the net increase in net assets resulting from operations to taxable income for the tax years ended December 31, 2022, March 31, 2022 and March 31, 2021:

	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022	Twelve Months Ended March 31, 2021
Net increase (decrease) in net assets resulting from operations	$ 22,940	$ 82,364	$ 111,861
Adjustments:			
Net realized losses (gains)	69,239	67,367	21,506
Net change in unrealized losses (gains)	(18,036)	(53,771)	(23,341)
Income not currently taxable	—	—	—
Income (loss) recognized for tax but not book	(1,419)	4,596	7,673
Expenses not currently deductible	—	—	—
Expenses incurred for tax but not book	—	—	—
Realized gain/loss differences (1)	(7,723)	(13,316)	(7,933)
Taxable income before deductions for distributions	$ 65,001	$ 87,240	$ 109,766

(1) These pertain to book income/losses treated as capital gains/losses for tax purposes or book realized gains/losses treated as ordinary income/losses for tax purposes.

(In thousands, except share and per share data)

The following table shows the components of accumulated losses on a tax basis for the nine months ended December 31, 2022, and the twelve months ended March 31, 2022 and 2021:

	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022	Twelve Months Ended March 31, 2021
Undistributed ordinary income	$ 24,468	$ 56,120	$ 61,268
Capital loss carryforward	(880,548)	(817,268)	(752,317)
Other temporary book-to-tax differences	—	(24,678)	(34,615)
Unrealized appreciation (depreciation)	(262,999)	(288,164)	(337,930)
Total accumulated under-distributed (over-distributed) earnings	$ (1,119,079)	$ (1,073,990)	$ (1,063,594)

On December 22, 2010, the Regulated Investment Company Modernization Act (the "Act") was enacted which changed various technical rules governing the tax treatment of RICs. The changes are generally effective for taxable years beginning after the date of enactment. Under the Act, the Company will be permitted to carry forward capital losses incurred in taxable years beginning after the date of enactment for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years, which carry an expiration date. As a result of this ordering rule, pre-enactment capital loss carryforwards may be more likely to expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term losses rather than being considered all short-term as under previous law.

As of December 31, 2022, the Company had a post-enactment short-term capital loss carryforward of $226,846 and long-term capital loss carryforward of $653,700. As of March 31, 2022, the Company had a post-enactment short-term capital loss carryforward of $237,283 and long-term capital loss carryforward of $579,985. As of March 31, 2021, the Company had a post-enactment short-term capital loss carryforward of $240,497 and long-term capital loss carryforward of $511,821.

As of December 31, 2022, the Company had no pre-enactment net capital loss carryforward. None of the pre-enactment net capital loss carryforwards were utilized in the past three years and none of the pre-enactment net capital loss carryforwards expired on December 31, 2022.

For tax purposes, the Company may elect to defer any portion of a post-October capital loss or late-year ordinary loss to the first day of the following fiscal year.

As of December 31, 2022, the Company deferred no late-year ordinary losses which are deemed to arise on January 1, 2023. As of March 31, 2022, the Company deferred no late-year ordinary losses which are deemed to arise on April 1, 2022. As of March 31, 2021, the Company deferred no late-year ordinary losses which are deemed to arise on April 1, 2021.

As of December 31, 2022, the Company deferred no post-October capital loss deemed to arise on January 1, 2023. As of March 31, 2022, the Company deferred post-October capital loss of $1,765 deemed to arise on April 1, 2022. As of March 31, 2021, the Company had deferred post-October capital loss of $11,121 deemed to arise on April 1, 2021.

Management has analyzed the Company's tax positions taken, or to be taken, on federal income tax returns for all open tax years, and has concluded that no provision for income tax is required in the Company's financial statements. The Company's federal tax returns are subject to examination by the Internal Revenue Service for a period of three fiscal years after they are filed.

In general, we may make certain reclassifications to the components of net assets as a result of permanent book-to-tax differences and book-to-tax differences relating to stockholder distributions. Accordingly, as of December 31, 2022, we adjusted accumulated net realized loss by $7,716 to $884,496 and overdistributed net investment income by ($7,714) to ($22,624). Total earnings and

net asset value were not affected. As of March 31, 2022, we adjusted accumulated net realized loss by ($11,774) to $811,200 and overdistributed net investment income by ($11,772) to ($32,798). Total earnings and net asset value were not affected.

Note 11. Financial Highlights

The following is a schedule of financial highlights as of and for the nine months ended December 31, 2022, and the twelve months ended March 31, 2022, 2021, 2020 and 2019.

	Nine Months Ended December 31, 2022		Twelve Months Ended March 31, 2022		Twelve Months Ended March 31, 2021		Twelve Months Ended March 31, 2020		Twelve Months Ended March 31, 2019	
Per Share Data*										
Net asset value at beginning of period	$	15.79	$	15.88	$	15.70	$	19.06	$	19.67
Net investment income (1)		1.15		1.49		1.69		2.16		1.81
Net realized and change in unrealized gains (losses) (1)		(0.79)		(0.21)		0.03		(3.89)		(0.79)
Net increase in net assets resulting from operations		0.36		1.28		1.71		(1.73)		1.02
Distribution of net investment income (2)		(1.05)		(1.44)		(1.53)		(1.80)		(1.59)
Distribution of return of capital (2)		—		—		—		—		(0.21)
Accretion due to share repurchases		0.01		0.07		—		0.20		0.17
Net asset value at end of period	$	15.10	$	15.79	$	15.88	$	15.70	$	19.06
Per share market value at end of period	$	11.40	$	13.22	$	13.72	$	6.75	$	15.14
Total return (3)		(5.42)%		7.19%		135.08%		(48.62)%		8.31%
Shares outstanding at end of period		65,451,359		63,647,240		65,259,176		65,259,176		68,876,986
Weighted average shares outstanding		64,585,966		64,516,533		65,259,176		67,228,771		70,645,944
Ratio/Supplemental Data										
Net assets at end of period (in millions)	$	988.1	$	1,004.8	$	1,036.3	$	1,024.3	$	1,312.6
Ratio of operating expenses to average net assets (4)**		5.67%		6.04%		5.05%		4.79%		5.09%
Ratio of interest and other debt expenses to average net assets**		7.83%		5.34%		5.44%		6.01%		4.26%
Ratio of total expenses to average net assets (4)**		13.50%		11.38%		10.49%		10.80%		9.35%
Ratio of net investment income to average net assets**		9.87%		9.32%		10.82%		11.91%		9.38%
Average debt outstanding (in millions)	$	1,546.0	$	1,545.2	$	1,632.3	$	1,529.5	$	993.2
Average debt per share	$	23.94	$	23.95	$	25.01	$	22.75	$	14.06
Portfolio turnover rate		26.70%		42.41%		23.79%		46.58%		46.26%
Asset coverage per unit (5)	$	1,648	$	1,635	$	1,705	$	1,567	$	2,153

---

*Totals may not foot due to rounding.

**Annualized for the nine months ended December 31, 2022.

MIDCAP FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (Continued)
(In thousands, except share and per share data)

(1) Financial highlights are based on the weighted average number of shares outstanding for the period presented.

(2) The tax character of distributions are determined based on taxable income calculated in accordance with income tax regulations which may differ from amounts determined under GAAP. Although the tax character of distributions paid to stockholders through December 31, 2022 may include return of capital, the exact amount cannot be determined at this point. Per share amounts are based on actual rate per share.

(3) Total return is based on the change in market price per share during the respective periods. Total return also takes into account distributions, if any, reinvested in accordance with the Company's dividend reinvestment plan.

(4) The ratio of operating expenses to average net assets and the ratio of total expenses to average net assets are shown inclusive of all voluntary management and incentive fee waivers (See **Note 4** to the financial statements). For the nine months ended December 31, 2022, the annualized ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 5.73% and 13.63%, respectively, without the voluntary fee waivers. For the years ended March 31, 2022, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 6.10% and 11.44%, respectively, without the voluntary fee waivers. For the year ended March 31, 2021, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 5.08% and 10.53%, respectively, without the voluntary fee waivers. For the year ended March 31, 2020, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 4.81% and 10.83%, respectively, without the voluntary fee waivers. For the year ended March 31, 2019, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 5.51% and 9.79%, respectively, without the voluntary fee waivers.

(5) The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by one thousand to determine the asset coverage per unit.

Note 12. Selected Quarterly Financial Data (Unaudited)

The following table sets forth selected financial data for each quarter within the three years ended December 31, 2022:

Quarter Ended	Investment Income Total	Investment Income Per Share*	Net Investment Income Total	Net Investment Income Per Share*	Net Realized And Change in Unrealized Gains (Losses) Total	Net Realized And Change in Unrealized Gains (Losses) Per Share*	Net Increase (Decrease) in Net Assets from Operations — Basic Total	Net Increase (Decrease) in Net Assets from Operations — Basic Per Share*
December 31, 2022	$ 63,320	$ 0.97	$ 28,013	$ 0.43	$ (26,725)	$ (0.41)	$ 1,288	$ 0.02
September 30, 2022	58,885	0.91	22,637	0.35	(6,644)	(0.10)	15,993	0.25
June 30, 2022	53,404	0.84	23,493	0.37	(17,834)	(0.28)	5,659	0.09
March 31, 2022	54,741	0.86	26,889	0.42	(22,650)	(0.36)	4,239	0.07
December 31, 2021	54,972	0.86	22,496	0.35	(1,956)	(0.03)	20,540	0.32
September 30, 2021	52,889	0.81	21,231	0.33	4,210	0.06	25,441	0.39
June 30, 2021	50,553	0.78	25,345	0.39	6,799	0.10	32,144	0.49
March 31, 2021	50,825	0.78	25,635	0.39	16,777	0.26	42,411	0.65
December 31, 2020	54,364	0.83	28,257	0.43	4,909	0.08	33,166	0.51
September 30, 2020	54,891	0.84	27,906	0.43	5,383	0.08	33,289	0.51
June 30, 2020	56,669	0.87	28,229	0.43	(25,234)	(0.39)	2,995	0.05
March 31, 2020	71,600	1.08	38,786	0.59	(186,033)	(2.81)	(147,247)	(2.22)

_____

* Totals may not foot due to rounding.

(In thousands, except share and per share data)

Note 13. Subsequent Events

Management has evaluated subsequent events through the date of issuance of these financial statements and has determined that there are no subsequent events outside the ordinary scope of business that require adjustment to, or disclosure in, the financial statements other than those disclosed below.

Effective January 16, 2019, Merx entered into a series of service arrangements with affiliates of AGM. Under a servicing agreement with Apollo Capital Management, L.P. ("ACM") (the "Servicing Agreement"), Merx serves as technical servicer to aircraft clients of ACM and its affiliates. Under a research support agreement with ACM (the "Research Support Agreement"), Merx employees assist ACM with technical due-diligence and underwriting of new aircraft-related investment opportunities. Under a technical support agreement (the "Technical Support Agreement"), Merx and Apollo Management Holdings, L.P. ("AMH") share the services of Mr. Gary Rothschild, who is the President and Chief Executive Officer of Merx and an employee of AMH. In addition, on the same date the Company and AIM entered into a fee offset agreement in connection with revenue realized by AIM and its affiliates for the management of certain aircraft assets (the "Fee Offset Agreement") under which the Company receives an offsetting credit against fees otherwise due to AIM under the Investment Advisory Agreement.

In 2022, we announced our plans to reduce our aviation leasing platform that is operating through Merx. Effective February 21, 2023, as a result of the planned reduction and the pending departure of certain Merx personnel, Merx and Apollo agreed to an Amended Servicing Agreement and to terminate the Research Support Agreement, the Technical Support Agreement and the Fee Offset Agreement in exchange for a termination fee of $7.5 million. Under the Amended Servicing Agreement and the subservicing agreement with an affiliate, as part of the February 21, 2023 termination payment, Merx will continue to service certain legacy Apollo aircraft investments during its reduction.

Subsequent to December 31, 2022, Merx repaid the Company $62 million reducing the Company's investment in Merx to approximately $199 million.

On January 23, 2023, Isabelle Gold, Chief Compliance Officer of the Company, notified the Company of her intention to resign. Ms. Gold will continue to serve as the Company's Chief Compliance Officer for a period of time to transition her responsibilities to other members of the Company's compliance department.

On February 21, 2023, the Company's Board of Directors declared a base distribution of $0.38 per share, payable on March 30, 2023 to stockholders of record as of March 14, 2023. There can be no assurances that the Board will continue to declare a base distribution of $0.38 per share.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2022 (the end of the period covered by this report), we, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the 1934 Act). Based on that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective and provided reasonable assurance that information required to be disclosed in our periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. However, in evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of such possible controls and procedures.

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting, which is contained in "Item 8. Financial Statements and Supplementary Data" of this report, is incorporated by reference herein.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the Company's internal control over financial reporting, which is contained in "Item 8. Financial Statements and Supplementary Data" of this report.

Changes in Internal Control Over Financial Reporting

Management has not identified any change in the Company's internal control over financial reporting that occurred during the nine months ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this item will be contained in the Company's definitive Proxy Statement for its 2022 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2022, and is incorporated herein by reference.

Item 11. Executive Compensation

Information required by this item will be contained in the Company's definitive Proxy Statement for its 2022 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2022, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item will be contained in the Company's definitive Proxy Statement for its 2022 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2022, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item will be contained in the Company's definitive Proxy Statement for its 2022 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2022, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information required by this item will be contained in the Company's definitive Proxy Statement for its 2022 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2022, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

    a. Financial Statements – See the Index to Financial Statements in Item 8 of this report.

    b. Financial Statement Schedules – None.

    c. Exhibits – The following exhibits are filed as part of this report or hereby incorporated by reference to exhibits previously filed with the SEC (according to the number assigned to them in Item 601 of Regulation S-K):

3.1(a)   Articles of Amendment (1)

3.1(b)   Articles of Amendment and Restatement (8)

3.1(c)   Articles of Amendment and Restatement (17)

3.1(d)   Articles of Amendment (12)

3.1(e)   Articles of Amendment (14)

3.1(f)   Articles of Amendment (18)

3.2   Sixth Amended and Restated Bylaws (9)

4.1   Form of Stock Certificate (4)

4.2   In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, certain instruments respecting long-term debt of the Registrant have been omitted but will be furnished to the SEC upon request.

4.3   Indenture, dated as of October 9, 2012, between the Registrant and U.S. Bank National Association, as Trustee (7)

4.4   Fourth Supplemental Indenture, dated as of March 3, 2015, relating to the 5.250% Notes due 2025, between the Registrant and U.S. Bank National Association, as Trustee (7)

4.5   Form of 5.250% Notes due 2025 (contained in the Fourth Supplemental Indenture filed as Exhibit 4.4 hereto) (7)

4.6   Fifth Supplemental Indenture, dated July 16, 2021, relating to the 4.500% Notes due 2026, between the Registrant and U.S. Bank National Association, as Trustee(16)

4.7   Form of 4.500% Notes due 2026 (contained in the Fifth Supplemental Indenture filed as Exhibit 4.6 hereto)(16)

4.8   Description of Apollo Investment Corporation's Registered Securities (15)

10.1   Third Amended and Restated Investment Advisory Management Agreement between the Registrant and Apollo Investment Management, L.P. (10)

10.2   Second Amended and Restated Administration Agreement between the Registrant and Apollo Investment Administration, LLC (3)

10.3   Dividend Reinvestment Plan (4)

10.4   Custodian Agreement (2)

10.5   Amended and Restated Trademark License Agreement between the Registrant and Apollo Management Holdings, L.P., dated as of May 14, 2012 (6)

10.6   Form of Transfer Agency and Service Agreement (2)

10.7   Amended and Restated Senior Secured Revolving Credit Agreement, dated December 22, 2020 (11)

10.8   Fourth Amended and Restated Investment Advisory Agreement, dated August 1, 2022*

10.9   Trademark License Agreement, dated August 2, 2022 (20)

10.10   Fee Offset Agreement, dated as of January 16, 2019 (13)

11.1   Computation of Per Share Earnings (included in the notes to the financial statements contained in this annual report)

12.1   Computation of Ratios (included in the notes to the financial statements contained in this annual report)

14.1   Amended and Restated Code of Ethics (5)

21.1   Subsidiaries of the Registrant (included in the notes to the financial statements contained in this annual report)

31.1   Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934*

31.2   Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934*

32.1   Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)*

99.1   Audited Financial Statements of Merx Aviation Finance LLC as of and for the year ended March 31, 2022 (21)

99.2   Consent of Independent Registered Public Accounting Firm*

99.3   Consent of Independent Auditors*

101.INS   Inline XBRL Instance Document*
101.SHC   Inline XBRL Taxonomy Extension Schema Document*
101.CAL   Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF   Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104   Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101)*

_____

* Filed herewith.

(1)   Incorporated by reference from the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on June 20, 2005.

(2)   Incorporated by reference from the Registrant's pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on April 1, 2004.

(3)   Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-K, filed on May 18, 2018.

(4)   Incorporated by reference from the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on March 12, 2004.

(5)   Incorporated by reference from the Registrant's Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on October 7, 2008.

(6)   Incorporated by reference from the Registrant's Form 10-K, filed on May 23, 2012.

(7)   Incorporated by reference to Exhibit 4.1 as applicable, to the Registrant's Form 8-K, filed on March 3, 2015.

(8)   Incorporated by reference from the Registrant's post-effective amendments No.1 to the Registration Statement under the Securities Act of 1933, as amended, on form N-2, filed on August 14, 2006.

(9)   Incorporated by reference to Exhibit 3.3 to the Registrant's Form 8-K, filed on August 12, 2022.

(10) Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on August 10, 2018.

(11) Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on December 22, 2020.

(12) Incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, filed on December 3, 2018.

(13) Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q, filed on February 6, 2019.

(14) Incorporated by reference to Exhibit 3.1 to Registrant's Form 8-K, filed on July 22, 2019.

(15) Incorporated by reference to Exhibit 4.6 to Registrant's From 10k, Filed May 21, 2020.

(16) Incorporated by reference to Exhibit 4.1 as applicable, to the Registrant's Form 8-K filed on July 16, 2021.

(17) Incorporated by reference to Exhibit 3.2 to Registrant's Form 8-K, filed on August 12, 2022.

(18) Incorporated by reference to Exhibit 3.1 to Registrant's Form 8-K, filed on August 12, 2022.

(19) Incorporated by reference to Exhibit 1.1 to Registrant's Form 8-K, filed on August 2, 2022.

(20) Incorporated by reference to Exhibit 1.3 to Registrant's Form 8-K, filed on August 2, 2022.

(21) Incorporated by reference to Exhibit 99.1 to Registrant's Form 10-K, filed on May 19, 2022.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 21, 2023.

**MIDCAP FINANCIAL INVESTMENT CORPORATION**

By: **/s/ TANNER POWELL**

    Tanner Powell

    Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ TANNER POWELL	/s/ GREGORY W. HUNT
Tanner Powell	Gregory W. Hunt
Chief Executive Officer	*Chief Financial Officer and Treasurer*
(Principal Executive Officer)	(Principal Financial Officer)
February 21, 2023	February 21, 2023
/s/ AMIT JOSHI	/s/ HOWARD WIDRA
Amit Joshi	Howard Widra
Chief Accounting Officer and Assistant Treasurer	*Executive Chairman of the Board of Directors, Director*
(Principal Accounting Officer)	February 21, 2023
February 21, 2023	
/s/ R. RUDOLPH REINFRANK	/s/ BARBARA MATAS
R. Rudolph Reinfrank	Barbara Matas
Director	*Director*
February 21, 2023	February 21, 2023
/s/ CARMENCITA WHONDER	/s/ JEANETTE W. LOEB
Carmencita Whonder	Jeanette W. Loeb
Director	*Director*
February 21, 2023	February 21, 2023
/s/ ELLIOT STEIN, JR.	/s/ FRANK C. PULEO
Elliot Stein, Jr.	Frank C. Puleo
Director	*Director*
February 21, 2023	February 21, 2023
/s/ JOHN J. HANNAN	
John J. Hannan	
Director	
February 21, 2023	

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